05005763

SEC No 82 - 2142

SUPPL

RECEIVED FEB 07 2005 SEC MAIL PROCESSING SECTION WASH. D.C. 202

NOT FOR GENERAL CIRCULATION IN THE UNITED STATES

invensys®

Invensys plc

€65,000,000
9.875% Senior Notes due 2011

We (the "Company") are offering 9.875% Senior Notes due 2011 in the aggregate principal amount of €65,000,000 (the "Notes"). The Notes are being issued as additional notes pursuant to an existing indenture dated as of 5 March 2004 between ourselves and Deutsche Trustee Company Limited, as trustee. We previously issued €475,000,000 aggregate principal amount of 9.875% Senior Notes due 2011 (the "Initial Euro Notes" and, together with the Notes, the "Euro Notes") and $550,000,000 aggregate principal amount of 9.875% Senior Notes due 2011 (the "Dollar Notes") pursuant to the same indenture. The Notes offered will rank equally with the Initial Notes. After the 40th day following the date of delivery of the Notes, certain selling restrictions with respect to the Notes will terminate, and the Notes will become fully fungible with, will constitute a single series of securities together with and will have the same terms as the Initial Euro Notes.

The Notes will be unsecured obligations of the Company. We will pay interest on the Notes on 15 March and 15 September, commencing on 15 March 2005.

Unless previously repurchased, cancelled or redeemed, the Notes will mature on 15 March 2011. The Notes will be redeemed at 100% of their principal amount on their maturity date plus accrued and unpaid interest and any other amounts due, if any. The Notes may be redeemed out of the proceeds of certain equity offerings prior to 15 March 2007 or for certain tax reasons at any time. On or after 15 March 2008, the Company may redeem all or a portion of the Notes at the prices set forth under "Description of Notes—Optional Redemption."

This Offering Memorandum includes information on the terms of the Notes, including redemption and repurchase prices, covenants and transfer restrictions.

Application has been made to the Financial Services Authority (the "UK Listing Authority"), in its capacity as competent authority under the Financial Services and Markets Act 2000 (the "FSMA"), for the Notes to be admitted to the official list of the UK Listing Authority (the "Official List") and to the London Stock Exchange plc (the "London Stock Exchange") for the Notes to be admitted to trading on the London Stock Exchange's market for listed securities. Admission to the Official List together with admission to trading on the London Stock Exchange's market for listed securities constitute official listing on a stock exchange. A copy of this document, including the financial statements commencing on page F-1, which comprises listing particulars prepared in accordance with the listing rules made under Section 74 of the FSMA by the UK Listing Authority (the "Listing Rules") for the purposes of giving information with regard to the Company, the Group (as defined below) and the Notes, has been delivered to the Registrar of Companies in England and Wales as required by Section 83 of the FSMA.

Investing in the Notes involves a high degree of risk. See "Risk Factors" beginning on page 8.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "US Securities Act"), and, subject to certain exceptions, may not be offered or sold within the United States. The Notes are being offered and sold outside the United States in reliance on Regulation S under the US Securities Act ("Regulation S") and within the United States to "qualified institutional buyers" ("QIBs") (as defined in Rule 144A under the US Securities Act ("Rule 144A")) in reliance on Rule 144A. For a description of these and certain further restrictions on offers and sales of the Notes, see "Notice to Investors", "Notice to Non-US Investors" and "Plan of Distribution".

Price: 108.500% plus accrued interest from and including 15 September 2004

The Initial Purchaser expects to deliver the Notes through Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear"), and Clearstream Banking *société anonyme* ("Clearstream") against payment on or about 27 January 2005.

Deutsche Bank

The date of this Offering Memorandum is 25 January 2005.

PROCESSED
FEB 16 2005
THOMSON FINANCIAL

IMPORTANT INFORMATION ABOUT THIS OFFERING MEMORANDUM

Prospective investors should rely only on the information contained in this Offering Memorandum. The Company has not authorised anyone to provide prospective investors with information that is different. This Offering Memorandum may only be used where it is legal to sell these securities. The information in this Offering Memorandum is only accurate as of the date of this Offering Memorandum. The Group's business, financial condition, results of operations and prospects may have changed since such date.

In connection with the issue and distribution of any of the Notes, Deutsche Bank AG London (the "Initial Purchaser" or "Deutsche Bank") or any agent of it may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. There is no obligation of the Initial Purchaser or any agent of it to do so. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

The Company accepts responsibility for the information contained in this Offering Memorandum. To the best of the knowledge and belief of the Company (which has taken all reasonable care to ensure that such is the case), the information contained in this Offering Memorandum is in accordance with the facts and does not omit anything likely to affect the import of such information.

Any reference in this document to this "Offering Memorandum" means this document excluding all information incorporated by reference. The Company has confirmed that any information incorporated by reference, including any such information to which readers of this document are expressly referred, has not been and does not need to be included in this Offering Memorandum to satisfy the requirements of the FSMA or the Listing Rules. The Company believes that none of the information incorporated therein by reference conflicts in any material respect with the information included in this Offering Memorandum.

This Offering Memorandum is a document that the Company is providing only to prospective investors of the Notes. Prospective investors should read this Offering Memorandum before making a decision whether to purchase the Notes. Prospective investors must not use this Offering Memorandum for any other purpose.

Prospective investors are responsible for making their own examination of the Company and their own assessment of the merits and risks of investing in the Notes. By purchasing the Notes, prospective investors will be deemed to have acknowledged that:

- they have reviewed this Offering Memorandum;
- they have made certain acknowledgements, representations and agreements as set forth under the captions "Notice to Investors" and "Notice to Non-US Investors";
- they have not, and will not, rely upon the information contained in this Offering Memorandum in making an investment decision with respect to any securities other than the Notes, whether offered in the future or described herein; and
- the Initial Purchaser is not responsible for, and is not making any representation to them concerning, the future performance of the Company and its consolidated subsidiaries (the "Group") or the accuracy or completeness of this Offering Memorandum.

The Notes have not been and will not be registered under the US Securities Act and, subject to certain exceptions, may not be offered or sold within the United States. The Notes are being offered and sold outside the United States in reliance on Regulation S and within the United States to "qualified institutional buyers" in reliance on Rule 144A. Prospective purchasers are hereby notified that sellers of the Notes may be relying on the exemption from the provisions of Section 5 of the US Securities Act provided by Rule 144A. The Company is not, and the Initial Purchaser is not, making an offer to sell the Notes in any jurisdiction except where an offer or sale is permitted. Prospective investors should understand that they will be required to bear the financial risks of their investment for an indefinite period of time. For a description of these and certain further restrictions on offers, sales and transfers of the Notes and the distribution of this Offering Memorandum, see "Notice to Investors", "Notice to Non-US Investors" and "Plan of Distribution".

The information set out in those sections of the Offering Memorandum describing clearing and settlement is subject to any change or reinterpretation of the rules, regulations and procedures of Euroclear and Clearstream currently in effect. Investors wishing to use these clearing systems are advised to confirm the continued applicability of their rules, regulations and procedures. The Company will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, book-entry interests held through the facilities of any clearing system or for maintaining, supervising or reviewing any records relating to such book-entry interests.

The Notes have not been approved by the US Securities and Exchange Commission (the "SEC"), any state securities commission in the United States or any other US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the Notes or the accuracy or adequacy of this Offering Memorandum. Any representation to the contrary is a criminal offence in the United States.

This Offering Memorandum does not constitute an offer to sell or an invitation to subscribe for or purchase any of the Notes in any jurisdiction in which such offer or invitation is not authorised or to any person to whom it is unlawful to make such an offer or invitation. For a description of the restrictions on offers, sales and resales of the Notes and distribution of this Offering Memorandum, see "Notice to Investors" and "Notice to Non-US Investors".

The Company is furnishing this Offering Memorandum in connection with an offering exempt from registration under the US Securities Act solely for the purpose of enabling a prospective investor to consider the purchase of the Notes.

This Offering Memorandum summarises material documents and other information, and the Company refers prospective investors to them for a more complete understanding of what the Company discusses in this Offering Memorandum.

The Company reserves the right to withdraw the offering of Notes at any time, and each of the Company and the Initial Purchaser reserves the right to reject any commitment to subscribe for the Notes in whole or in part and to allot to any prospective purchaser less than the full amount of Notes sought by such purchaser. The Initial Purchaser and certain related entities may acquire for their own account a portion of the Notes.

See "Risk Factors" for a description of some important factors relating to an investment in the Notes offered by this Offering Memorandum. This Offering Memorandum may only be used where it is legal to sell these securities. None of the Company, the Initial Purchaser or any of its representatives is making any representation to prospective investors regarding the legality of an investment by them under applicable investment or similar laws. Prospective investors should not consider any information in this Offering Memorandum to be legal, business or tax advice. Prospective investors should consult with their own advisers as to legal, tax, business, financial and related aspects of a purchase of the Notes.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER RSA 421-B WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This Offering Memorandum includes forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "intends", "may", "will" or "should" or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include statements that are not statements of historical facts including statements under the headings "Summary", "Risk Factors", "Operating and Financial Review and Prospects", "Business" and elsewhere and relate to the Group's intentions, beliefs or current expectations concerning, among other things, the Group's results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which the Group operates.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. The Company cautions that forward-looking statements are not guarantees of future performance and that the Group's actual results of operations, financial condition and liquidity, and the development of the industries in which the Group operates, may differ materially from those made in or suggested by the forward-looking statements contained in this Offering Memorandum. In addition, even if the Group's results of operations, financial condition and liquidity, and the development of the industries in which the Group operates are consistent with the forward-looking statements contained in this Offering Memorandum, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause those differences include, but are not limited to:

- the effect of the Group's liabilities, other than its debt, on the Group's cash outflow and the difficulty in predicting the size of these liabilities;
- the effect of the Group's substantial debt on its financial health;
- the Group's ability to generate cash in order to service its debt obligations;
- the success of the Group's operating strategy;
- the Group's exposure to liabilities under its UK, US and other pension plans;
- the Group's ability to keep pace with technological changes;
- competition from the Group's competitors in its multiple lines of business;
- weak economic conditions in the industrial sector in the United States and other parts of the world;
- business or market disruptions resulting in delays and/or increased costs in the production or delivery of the Group's products and services due to the fact that the Group operates in the global market;
- the exposure arising from the Group's expansion or opening of manufacturing and engineering facilities in jurisdictions with lower operating costs;
- currency fluctuations that negatively impact the Group's sales and net income;
- consolidation in the industries in which the Group's customers operate;
- the Group's ability to obtain performance guarantees from financial institutions to enable the Group to bid on large contracts;
- the Group's exposure to risk of loss from undertaking large, long-term fixed price projects;
- the Group's exposure to product liability claims;
- the effect of compliance with environmental regulations and liabilities on the Group's results of operations, liquidity and financial condition;
- the Group's exposure to litigation;
- the Group's exposure to restructuring and other related costs and write-downs;
- liabilities the Group may be subject to as a result of past or future disposals;
- the Group's ability to retain key personnel and hire additional personnel;
- the ability of third parties to supply the Group with parts, components and services in a timely manner;
- the Group's ability to protect its intellectual property rights; and
- the effect of non-compete agreements entered into in connection with the Group's disposals.

The Company urges investors to carefully read the sections of this Offering Memorandum entitled "Risk Factors", "Operating and Financial Review and Prospects" and "Business" for a more complete discussion of the factors that could affect the Group's future performance and the industries in which the Group operates. In light of these risks, uncertainties and assumptions, the forward-looking events described in this Offering Memorandum may not occur.

These forward-looking statements speak only as of the date of this Offering Memorandum. Except as required by the UK Listing Authority, the London Stock Exchange or bylaws, the Company undertakes no obligation to publicly update or publicly revise any forward-looking statement, whether as a result of new information, future events or otherwise.

PRESENTATION OF MARKET AND OTHER INFORMATION

The Company believes that there is little or no independent source market and market share data with respect to a number of industries in which the Group operates. In many cases, the Company has made statements in this Offering Memorandum regarding the industries in which the Group operates and the competitive position of the Group in those industries based on the Group's experience and investigation of market conditions. The Company cannot assure investors that any of these assumptions are accurate or correctly reflect the Group's competitive position in those industries, and none of its internal surveys or information has been verified by independent sources. Unless otherwise stated, all market information is based on Group estimates. Independent sources may have estimates or opinions regarding industry-related information that differ from the Company's own.

CERTAIN DEFINITIONS

In this Offering Memorandum:

- "$" or "dollar" refers to the lawful currency of the United States;
- "€" or "euro" refers to the single currency of the participating Member States in the Third Stage of European Economic and Monetary Union of the Treaty Establishing the European Community, as amended from time to time;
- "£" or "pounds sterling" and "p" or "pence" refers to the lawful currency of the United Kingdom;
- the "2007 Notes" refers to the Company's 7.125% notes due 15 January 2007;
- the "Act" refers to the Companies Act 1985;
- "Board" or "Directors" refers to the directors of Invensys;
- the "FSMA" refers to the Financial Services and Markets Act 2000;
- the "Group" and other similar terms refers to Invensys and its consolidated subsidiaries;
- the "Issuer", "Invensys" or "the Company" refers to Invensys plc;
- "IFRS" refers to International Financial Reporting Standards;
- the "Medium Term Notes" refers to the Company's 5.500% Notes due 1 April 2005 issued under its medium term note programme;
- the "Second Lien Facility" refers to the 5-year and 9-month second lien facilities, denominated in dollars and euro for the equivalent of £268 million as at 30 September 2004, of Invensys International Holdings Limited and BTR Dunlop Finance Inc;
- the "Senior Facilities" refers to the senior facilities of Invensys International Holdings Limited and BTR Dunlop Finance Inc., which, as at 30 September 2004, consist of:
    - a term loan in dollars and euro in an aggregate amount of £375 million and with a final maturity date of September 2009;
    - a revolving credit facility in dollars in an aggregate amount of £202 million and with a final maturity date of March 2009; and
    - a revolving bonding facility in dollars, euro and pounds sterling in an aggregate amount of £403 million and with a final maturity date of March 2009;

- the "Tender Offer" refers to the Company's cash tender offer for its outstanding 2007 Notes and Medium Term Notes, which the Company has launched or will launch in connection with the offering of the Notes;
- "UK GAAP" refers to accounting principles generally accepted in the United Kingdom;
- "United Kingdom" or "UK" refers to the United Kingdom of Great Britain and Northern Ireland;
- "United States" or "US" refers to the United States of America; and
- "US GAAP" refers to generally accepted accounting principles in the United States.

PRESENTATION OF FINANCIAL INFORMATION

Unless otherwise indicated, financial information in this Offering Memorandum has been prepared in accordance with UK GAAP. UK GAAP differs in certain significant respects from US GAAP. For a discussion of the most significant differences between UK GAAP and US GAAP as they apply to the Group, see "Summary of Significant Differences between UK GAAP and US GAAP".

Companies listed on securities exchanges within the European Union are required under European legislation to adopt International Financial Reporting Standards ("IFRS") for accounting periods beginning on or after 1 January 2005. The adoption of IFRS will first apply to the Group's financial statements with effect from 1 April 2005. The adoption of IFRS may have a material impact on the Group's reported results and financial position.

EXCHANGE RATE INFORMATION

The following chart shows for the period from 1 January 2001 through 20 January 2005 the high, low, period average and period end noon buying rates in the City of New York for cable transfers of pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York expressed as dollars per £1.00.

	Dollars per £1.00			
	High	**Low**	**Period Average[1]**	**Period End**
Year				
2001	1.5045	1.3730	1.4396	1.4543
2002	1.6095	1.4074	1.5025	1.6095
2003	1.7842	1.5500	1.6347	1.7842
2004	1.9482	1.7544	1.8330	1.9160
2005 (through 20 January 2005)	1.9058	1.8693	1.8799	1.8720
Month				
July 2004	1.8734	1.8160	1.8438	1.8183
August 2004	1.8459	1.7921	1.8203	1.8031
September 2004	1.8105	1.7733	1.7937	1.8090
October 2004	1.8404	1.7790	1.8082	1.8345
November 2004	1.9073	1.8323	1.8607	1.9073
December 2004	1.9482	1.9125	1.9286	1.9160
January 2005 (to 20 January 2005)	1.9058	1.8693	1.8799	1.8720

(1) The average rate of exchange based on the daily noon buying rates in the City of New York for cable transfers of pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York for each applicable period.

The noon buying rate for pounds sterling on 20 January 2005 was $1.8720 = £1.00

The above rates differ from the actual rates used in the preparation of the consolidated financial statements and other financial information appearing in this Offering Memorandum. The Company's inclusion of these exchange rates is not meant to suggest that the pounds sterling amounts actually represent such dollar amounts or that such amounts could have been converted into dollars at any particular rate, if at all.

For purposes of consistency, principal amounts of the Notes, the Senior Facilities, the Second Lien Facility, the 2007 Notes and the Medium Term Notes have been presented based on the closing exchange rates on 30 September 2004 of $1.81 = £1.00 and €1.46 = £1.00.

[THIS PAGE INTENTIONALLY LEFT BLANK]

SUMMARY

The following summary highlights significant aspects of the Group's business and the offering of the Notes. Potential purchasers of the Notes should carefully read this entire Offering Memorandum to understand the structure of the offering of the Notes, the Group's business, the risks associated with investing in the Notes, the terms of the Notes, and the tax and other considerations that are important to an investment decision.

Overview of the Group

Invensys is the holding company for a group of businesses that manufacture and sell a wide range of products and services to businesses in many sectors, including the chemical, oil and gas, power generation, telecommunications, paper, food, dairy and pharmaceutical sectors.

The Group's businesses are as follows:

- the ***Process Systems*** business designs, manufactures, installs, commissions and tests software and computer-based hardware for the automation and regulation of plant operations, the management of certain administrative functions of manufacturing businesses and simulations of the operations of manufacturing processes;
- the ***Eurotherm*** business provides control and measurement instrumentation solutions and services to manage specific parameters of the manufacturing process, such as temperature and pressure, for the global industrial control and process markets;
- the ***APV*** business provides process equipment, automation solutions, project management and services to food, beverage, personal care, pharmaceutical, chemical and other industrial producers;
- the ***Rail Systems*** business designs, manufactures, supplies, installs, commissions and tests safety related rail signalling and control systems for mainline, metro and freight railways;
- the ***Controls*** business represents the combination, as at 1 October 2004, of the following businesses that used to be operated separately:
  - the ***Climate Controls*** business provides thermostats and other components, systems and services that are used to control the comfort and safety of residential and commercial living environments; and
  - the ***Appliance Controls*** business provides electronic and mechanical control solutions and services for appliances. The business offers over 150 product lines in the laundry, cooking, refrigeration, dishwashing and small appliances sectors; and
- ***Businesses for sale*** include Lambda, a provider of standard power supply solutions used in industrial automation, telecommunications and medical products worldwide, and Baker, a provider of equipment, services and complete process-systems to the biscuit, confectionery, cereal and snack industries. The Company intends to continue to pursue its current plan for disposing of Lambda and Baker.

The Group's Background

The Group was formed in 1999 when Siebe plc, a manufacturer and supplier of industrial and appliance controls, merged with BTR plc, an engineering group. Following the merger, the holding company of the combined group was renamed Invensys. Since the merger, the Group has undergone a significant amount of reorganisation and has completed a substantial number of business disposals.

In March 2004, the Group implemented its refinancing plan (the "March 2004 Refinancing Plan"), which included the arranging of the Senior Facilities and the Second Lien Facility as well as an offering of equity (which raised net proceeds of £450 million) and the offering of the Initial Euro Notes and the Dollar Notes. Due to the March 2004 Refinancing Plan, the Group was able to strengthen its balance sheet and now has greater flexibility to manage its long-term legacy liabilities and realise the potential of its businesses over the long term. Principal disposals in the current fiscal year include the Powerware and Hansen Transmissions businesses.

Current Trading and Prospects

The Board anticipates that the Group's overall third quarter earnings to 31 December 2004, which will be announced on 24 February 2005, will be in line with market expectations. The Controls business's performance

was affected by some short-term operational issues, the impact of which was offset by generally better performances by the other four businesses. Overall, expectations for the year as a whole remain unchanged.

Rationale for the Offering

The Company is offering the Notes to improve the maturity of the outstanding debt of the Company and the Invensys Group on a cost-effective basis. In connection with the March 2004 Refinancing Plan, the Company made a cash tender offer for its Medium Term Notes, pursuant to which €452 million aggregate principal amount of Medium Term Notes were repurchased and cancelled as at 8 March 2004. In addition, the Company made a cash tender offer for its 2007 Notes with the cash proceeds received principally from the disposal of its Powerware business, pursuant to which $153 million aggregate principal amount of 2007 Notes were repurchased and cancelled as at 20 July 2004. As at 30 September 2004, €48 million of the Medium Term Notes (of which the Company currently holds €7 million) and $97 million of the 2007 Notes were still outstanding. In connection with the offering of the Notes, the Company has launched or will launch a cash tender offer for its outstanding 2007 Notes and Medium Term Notes (the "Tender Offer"). The Company intends to use the proceeds from the offering of the Notes, together with existing cash resources, to pay for the 2007 Notes tendered in the Tender Offer and for general corporate purposes, including the repayment of other indebtedness. The Company intends to use existing cash resources to pay for the Medium Term Notes tendered in the Tender Offer. The Company intends to cancel the 2007 Notes and the Medium term Notes after they have been repurchased.

Liability Management

In addition to the Group's borrowed money indebtedness, the Group has other substantial liabilities. These liabilities relate to, among other things, pension funding obligations, environmental claims, disputed taxes, ongoing litigation and certain restructuring costs.

As part of the March 2004 Refinancing Plan, an escrow account in the amount of £545 million was established to help the Group manage its legacy liabilities. Payments made out of the escrow account include settlements for environmental, litigation and taxation liabilities and contributions to pension plans. The terms of the escrow account also allow funds to be used for pension service costs, certain restructuring costs and other specific items. As at 30 September 2004, a total amount of £153 million had been paid out of the escrow account by the Group.

Although the escrow arrangements put in place in connection with the March 2004 Refinancing Plan have helped the Group manage its longer-term legacy liabilities, the Group continues to monitor these liabilities, which continue to present certain risks to the Group's future cash flows, capital structure and financial position. For further information on these legacy liabilities and the risks they present to the Group, see "Risk Factors" and "Operating and Financial Review and Prospects—Contingencies and Retained Liabilities".

THE GROUP'S CORPORATE STRUCTURE[1]

The following chart summarises the Group's corporate structure in simplified form and its significant outstanding financing arrangements following completion of the offering of the Notes:



Invensys plc
£48 million Senior Notes offered hereby(2)
£629 million Initial Notes
£28 million Medium Term Notes(3)
£54 million 2007 Notes(4)
£110 million 2010 Notes(5)
Invensys Group Ltd
Invensys International Holdings Ltd
£980 million Senior Facilities(6)
£268 million Second Lien Facility(7)
Agreed material operating subsidiaries(8)

(1) The pounds-sterling denominated amounts of the notes and the facilities have been computed using the relevant closing exchange rates as at 30 September 2004.

(2) Includes principal and issue premium calculated at the exchange rates stated in note (1) above.

(3) The Company intends to use existing cash resources to pay for the outstanding Medium Term Notes tendered in the Tender Offer. The Tender Offer is expected to close no later than 17 February 2005. The Company intends to cancel the Medium Term Notes after they have been repurchased. See "Summary—Rationale for the Offering" and Description of Other Indebtedness—Medium Term Note Programme".

(4) The Company will use the net proceeds from the Offering of the Notes and existing cash resources to pay for the 2007 Notes tendered in the Tender Offer. The Tender Offer is expected to close no later than 17 February 2005. The Company intends to cancel the 2007 Notes after they have been repurchased. See "Summary—Rationale for the Offering", "Use of Proceeds" and Description of Other Indebtedness—Rule 144A Notes"

(5) For information on the terms of these notes, see "Description of Other Indebtedness—Rule 144A Notes".

(6) The Senior Facilities, as at 30 September 2004, comprised:

- a term loan in dollars and euro in an aggregate amount of £375 million and with a final maturity date of September 2009, which was fully drawn down at 30 September 2004;
- a revolving credit facility in dollars in an aggregate amount of £202 million (of which £nil had been drawn down at 30 September 2004) and with a final maturity date of March 2009; and
- a revolving bonding facility in dollars, euro and pounds sterling in an aggregate amount of £403 million (of which £124 million had been drawn down as cash at 30 September 2004, together with further drawings of £177 million) and with a final maturity date of March 2009.

See "Description of Other Indebtedness—Senior Facilities and Second Lien Facility".

(7) For a description of the Second Lien Facility, see "Description of Other Indebtedness—Senior Facilities and Second Lien Facility".

(8) Agreed material operating subsidiaries are guarantors of, and provide security under, the Senior Facilities and the Second Lien Facility. See "Description of Other Indebtedness—Senior Facilities and Second Lien Facility".

THE OFFERING

The summary below describes the principal terms of the Notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The "Description of Notes" section of this Offering Memorandum contains a more detailed description of the terms and conditions of the Notes, including the definitions of certain terms used in this summary.

Issuer	Invensys plc, or the Company.
Notes Offered	€65,000,000 aggregate principal amount of 9.875% Senior Notes due 2011 (the "Notes"). The Notes are being issued as additional notes pursuant to an existing indenture dated as of 5 March 2004. We previously issued €475,000,000 aggregate principal amount of 9.875% senior notes due 2011 (the "Initial Euro Notes") and $550,000,000 aggregate principal amount of senior notes due 2011 (the "Dollar Notes") pursuant to the same indenture. Forty days following their date of delivery, the Notes will trade freely with, will have the same securities identification numbers and codes as, will constitute a single class of securities together with and have the same terms as the Initial Euro Notes.
Issue Price	108.500% plus accrued interest from and including 15 September 2004.
Maturity Date	15 March 2011.
Interest	Interest on the Notes will accrue at the rate of 9.875% per annum, and will be payable semi-annually in arrears on 15 March and 15 September, commencing on 15 March 2005.
Ranking	The Notes will be senior unsecured obligations of the Company and will rank *pari passu* in right of payment with all future unsecured senior indebtedness of the Company and will be senior in right of payment to any existing or future subordinated indebtedness of the Company. The Notes will not be guaranteed by any of the Company's subsidiaries and, as a result, the Notes will be structurally subordinated in right of payment to all indebtedness of such subsidiaries.
Change of Control	If the Company experiences a Change of Control (as defined in "Description of Notes—Change of Control"), each holder will have the right to require the Company to repurchase its Notes at 101% of their aggregate principal amount plus accrued and unpaid interest, if any, to the date of purchase.
Optional Redemption	The Notes may be redeemed out of the proceeds of certain equity offerings prior to 15 March 2007. On or after 15 March 2008, the Company may redeem all or a portion of the Notes at the prices set forth under "Description of Notes—Optional Redemption".

	The Company may also redeem all of the Notes, but not just a portion of the Notes, at any time upon giving proper notice if changes in tax laws impose certain withholding taxes or amounts payable on the Notes. If the Company decides to do this, it must pay holders a price equal to the principal amount of the Notes being redeemed plus accrued and unpaid interest and certain other amounts described in the section "Description of Notes—Optional Tax Redemption".
Certain Covenants	The indenture contains certain covenants that, among other things, limit the Company's ability to: • make certain payments, including dividends or other distributions, with respect to the Company's equity interests, or prepayments of subordinated debt; • incur indebtedness or issue preferred stock; • make certain investments or sell assets; • create certain liens; • provide guarantees for certain debt; • enter into restrictions on the ability of its subsidiaries to pay dividends and other amounts; • engage in certain transactions with affiliates; • engage in sale and leaseback transactions; • issue or sell equity interests of certain of its subsidiaries; and • consolidate, merge or transfer all or substantially all of the Company's assets. These covenants are subject to a number of important limitations and exceptions. See "Description of Notes—Certain Covenants". Certain of these covenants will no longer apply if the Notes are rated "Baa3" or above by Moody's and "BBB-" or above by Standard & Poor's even if the Notes are subsequently downgraded.
Notice to Investors	The Notes have not been and will not be registered under the US Securities Act or under any state or foreign securities laws and are subject to restrictions on transfer. See "Notice to Investors" and "Notice to Non-US Investors".
Listing	Application has been made to the UK Listing Authority for the Notes to be admitted to the Official List and to the London Stock Exchange for the Notes to be admitted to trading on the London Stock Exchange's market for listed securities.
Use of Proceeds	The Company will use the net proceeds from the offering of the Notes to pay for the 2007 Notes tendered in the Tender Offer and for general corporate purposes, including the repayment of other indebtedness. See "Use of Proceeds." As at 30 September 2004, £54 million in principal amount of the 2007 Notes was outstanding.
Governing Law	The Indenture is governed by the laws of the State of New York.
Risk Factors	Prospective investors should carefully consider the information under the caption "Risk Factors" and the other information included in this Offering Memorandum before deciding whether to invest in the Notes.

SUMMARY FINANCIAL DATA

The financial information contained in this section has been extracted without material adjustment from the Financial Information on pages F-2 to F-48 and from the Interim Results on pages F-49 to F-61 of this Offering Memorandum. The information contained in this section should be read in conjunction with "Operating and Financial Review and Prospects", the Financial Information and the Interim Results of this Offering Memorandum. Prospective investors should read this Offering Memorandum as a whole and not rely solely on this selected information.

	Fiscal year ended 31 March			Six months ended 30 September	
	2002 (restated)	2003 (restated)	2004	2003 (unaudited)	2004 (unaudited)
	(£ millions)			(£ millions)	
Consolidated statement of operations data:					
Turnover					
Continuing operations	3,268	3,068	3,008	1,516	1,396
Discontinued operations	3,704	1,950	883	528	111
	6,972	5,018	3,891	2,044	1,507
Operating profit/(loss) before exceptional items, goodwill amortisation and goodwill impairment					
Continuing operations	233	117	182	81	66
Discontinued operations	316	168	35	22	(3)
	549	285	217	103	63
Operating exceptional items					
Restructuring costs	(223)	(119)	(76)	(46)	(28)
Transition costs	–	–	(98)	(68)	(12)
Refinancing costs	–	–	(14)	–	–
Fixed asset impairments	–	–	(48)	(18)	(63)
Market related write-downs	(76)	–	–	–	–
Product recall costs	–	–	–	–	(30)
Operating profit/(loss) before goodwill amortisation and goodwill impairment	250	166	(19)	(29)	(70)
Goodwill amortisation	(124)	(122)	(53)	(31)	(16)
Goodwill impairment	–	(585)	(25)	–	(27)
Operating profit/(loss)	126	(541)	(97)	(60)	(113)
Share of operating profits of associated undertakings					
Discontinued operations	2	–	–	–	–
Total operating profit/(loss)					
Continuing operations	26	(23)	(71)	(56)	(108)
Discontinued operations	102	(518)	(26)	(4)	(5)
	128	(541)	(97)	(60)	(113)
Corporate exceptional items	(816)	(705)	(136)	(87)	(287)
Loss on ordinary activities before interest and taxation	(688)	(1,246)	(233)	(147)	(400)
Net interest payable and similar charges	(170)	(113)	(112)	(39)	(69)
Other finance income/(charges) – FRS17	–	30	(23)	(12)	(8)
Loss on ordinary activities before taxation	(858)	(1,329)	(368)	(198)	(477)
Tax on loss on ordinary activities	(9)	(57)	35	49	(13)
Loss on ordinary activities after taxation	(867)	(1,386)	(333)	(149)	(490)
Minority interests – equity	(2)	6	5	–	13
Loss for the financial year	(869)	(1,380)	(328)	(149)	(477)
Dividends	(70)	(35)	–	–	–
Retained loss for the financial year	(939)	(1,415)	(328)	(149)	(477)
Cash flow data:					
Net cash inflow/(outflow) from operating activities	536	210	(207)	(8)	(36)
Returns on investments and servicing of finance	(170)	(115)	(121)	(47)	(56)
Taxation	(43)	(62)	(73)	(50)	(19)
Capital expenditure and financial investment	(129)	(76)	(115)	(59)	(28)
Acquisitions and disposals	209	1,446	486	74	371
Equity dividends paid	(217)	(71)	–	–	–
Issue of ordinary shares	–	–	448	–	–
Other movements in net debt[1]	16	128	152	37	(22)
Movement in net debt[1] in period	202	1,460	570	(53)	210
Net debt[1] at beginning of period	(3,218)	(3,016)	(1,556)	(1,556)	(986)
Net debt at end of period[1]	(3,016)	(1,556)	(986)	(1,609)	(776)

[1] Net debt represents total debt less cash and short-term deposits.

	At 31 March			At 30 September	
	2002	2003	2004	2003	2004
	(£ millions)			(unaudited) (£ millions)	
Consolidated balance sheet data:					
Intangible assets	1,512	746	478	578	309
Tangible assets	1,515	880	660	816	459
Investments	73	34	17	24	17
Current assets	3,348	2,052	2,043	1,938	2,105
Current liabilities	(2,822)	(1,621)	(1,123)	(1,746)	(991)
Non-current liabilities	(3,259)	(3,015)	(2,379)	(2,549)	(2,426)
Net assets/(liabilities)	367	(924)	(304)	(939)	(527)
Minority interests	(246)	(186)	(165)	(187)	(148)
Shareholders' funds/(deficit)	121	(1,110)	(469)	(1,126)	(675)

The table below sets forth the Group's EBITDA from continuing operations and net interest expense for the twelve months ended 30 September 2004 together with its net debt as at 30 September 2004. This data has been used to calculate the ratios of net debt to EBITDA from continuing operations and EBITDA from continuing operations to net interest expense set forth in the table below.

	Twelve months ended 30 September 2004[1]
	(unaudited)
Other financial data and ratios:	
EBITDA from continuing operations (£ millions)[2]	242
Net debt as at 30 September 2004 (£ millions)	776
Net interest expense (£ millions)[3]	142
Ratio of net debt to EBITDA from continuing operations[2]	3.2x
Ratio of EBITDA from continuing operations[2] to net interest expense[3]	1.7x

(1) The impact of the offering of the Notes and the repurchase and cancellation of the Company's outstanding 2007 Notes and Medium Term Notes in the Tender Offer on the financial data and ratios in the table are expected to be immaterial.

(2) The Group defines EBITDA from continuing operations as profit/(loss) before interest, taxes, depreciation and amortisation, goodwill impairment and exceptional items. EBITDA from continuing operations is not a measurement of performance under UK and US GAAP and should not be considered as an alternative to (a) operating profit (as determined in accordance with relevant generally accepted accounting principles) as a measure of the Group's operating performance, or (b) cash flows from operating, investing or financing activities (as determined in accordance with generally accepted accounting principles), or as a measure of the Group's ability to meet cash needs, or (c) any other measures of performance under generally accepted accounting principles. EBITDA from continuing operations may not be indicative of the Group's historical operating results, nor is it meant to be predictive of the Group's future results. The Group believes that EBITDA from continuing operations is a measure commonly reported and widely used by investors in comparing performance on a consistent basis without regard to depreciation, which can vary significantly depending upon accounting methods, interest expense on taxation, or non-operating factors. Accordingly, EBITDA from continuing operations has been disclosed in this Offering Memorandum to permit a more complete and comprehensive analysis of the Group's operating performance relative to other companies and of the Group's ability to service its debt. Because companies do not calculate EBITDA from continuing operations identically, the Group's presentation of EBITDA from continuing operations may not be comparable to similarly titled measures used by other companies. EBITDA from continuing operations may be calculated by taking operating profit before exceptional items, goodwill amortisation and goodwill impairment and adding back depreciation. EBITDA has been calculated by adding the EBITDA for the fiscal year ended 31 March 2004 (which amounted to £269 million) to the EBITDA for the six months ended 30 September 2004 (which amounted to £102 million) and subtracting EBITDA for the six months ended 30 September 2003 (which amounted to £129 million).

(3) Net interest expense is calculated by adding net interest expense for the fiscal year ended 31 March 2004 (which amounted to £112 million) to the net interest expense for the six months ended 30 September 2004 (which amounted to £69 million) and subtracting net interest expense for the six months ended 30 September 2003 (which amounted to £39 million).

An investment in the Notes involves a degree of risk. Prospective investors should carefully consider the following risks, together with other information included in this Offering Memorandum. The occurrence of any of the events discussed below could have a material adverse effect on the Group's business, results of operations or financial condition. If these events occur the trading prices of the Notes could decline, the Company may not be able to pay all or part of the interest or principal on the Notes and investors may lose all or part of their investment. Additional risks not currently known to the Company or that the Company now deems immaterial may also harm the Company and affect investors' investments.

Certain financial information contained in this section has been extracted without material adjustment from the Financial Information on pages F-2 to F-48 and from the Unaudited Interim Results on pages F-49 to F-61 of this Offering Memorandum and should be read in conjunction with these sections. Prospective investors should read the whole of this Offering Memorandum and not rely solely on the information in this section.

Risks relating to the Group's Businesses

The Group has substantial liabilities that will continue to affect the Group's cash outflows in the future in addition to the Group's debt. Such liabilities may be higher than currently estimated and may exceed the reserves established in the Group's accounts.

The Group has substantial liabilities in addition to the Group's senior debt. These liabilities relate to, among other things, pension funding obligations, environmental claims, disputed taxes, ongoing litigation and certain transition costs in connection with the decision in 2003 to narrow the Group's focus and make further disposals. The amounts provided in the Group's accounts in respect of such liabilities are based on current knowledge. The actual amount of the liabilities is subject to a number of uncertainties, assumptions and contingencies. While the Group continually monitors these liabilities there can be no assurance that these liabilities will not be substantially higher or become payable sooner than currently anticipated or that any of the current reserves in the Group's accounts in respect of any such liabilities will be sufficient. If these liabilities were to be substantially higher than currently estimated or if currently unknown liabilities should arise, the resulting increase in the Group's liabilities could have a material adverse effect on the Group's financial condition and results of operations. See "—The Group's substantial debt could adversely affect its ability to service its debt and other liabilities, including the Notes, the Senior Facilities and the Second Lien Facility and its ability to procure financing on acceptable terms in the future", "—Servicing the Group's debt obligations requires a significant amount of cash and the Group's ability to generate cash depends on many factors beyond its control", "—The Group may be exposed to additional liabilities with respect to its UK and US pension plans", "—Compliance with environmental regulations and other environmental liabilities could adversely affect the Group's results of operations, liquidity and financial condition", "—The Group is subject to ongoing litigation and liabilities, including asbestos and silica personal injury claims" and "Operating and Financial Review and Prospects—Contingencies and Retained Liabilities".

The Group's substantial debt could adversely affect its ability to service its debt and other liabilities, including the Notes, the Senior Facilities and the Second Lien Facility, and its ability to procure financing on acceptable terms in the future.

The Group has a substantial amount of debt. As at 30 September 2004, the Group had £34 million of short-term debt, £1,536 million of long-term debt and £675 million of deficit on shareholders' equity. As at such date, after giving effect to the offering of the Notes, the application of the proceeds thereof as set forth under "Use of Proceeds" and the repurchase and cancellation of all outstanding Medium Term Notes, the Group would have had £6 million of short-term debt, £1,539 million of long-term debt and £679 million of deficit on shareholders' equity. A significant portion of the Group's cash flow from operations will be required to service the Group's debt obligations and other liabilities, and a downturn in the Group's business could limit the Group's ability to make payments under its debt and other liabilities including the Notes.

The Group's substantial debt and other liabilities could have other important consequences to a holder of the Notes. For example, it could, among other things:

- limit the Group's flexibility in planning for or reacting to changes in its business and the industries in which it operates and increase its vulnerability to general adverse economic and industry conditions;
- limit the Group's ability to obtain additional financing for future working capital, capital expenditures, acquisition and other general corporate requirements;

- increase the Group's vulnerability to interest rate fluctuations because a portion of its borrowings are and will be at variable rates;
- require the Group to dedicate its excess cash flow from operations to payments of its debt (including the Notes, the Senior Facilities and the Second Lien Facility) and other obligations thereby reducing the availability of the Group's cash flow from operations for other purposes; and
- place the Group at a competitive disadvantage compared to its competitors that have lower leverage.

The indenture governing the Notes and the agreements governing the terms of the Senior Facilities and the Second Lien Facility limit the Group's ability to incur additional debt, subject to certain exceptions (principally to refinance the Senior Facilities). Any future financing agreements may also limit the Group's ability to incur additional debt. The Group's substantial existing debt and other liabilities and its need to incur additional debt to permit organic growth is likely to result in the Group having substantial leverage for the foreseeable future. In addition, the agreements governing the terms of the Senior Facilities and the Second Lien Facility contain covenants that limit the operating flexibility of the Group and require the Group to satisfy periodically certain financial ratios, which requirements may put the Group at greater risk of breach than they have been in the past. See "—The Group is subject to various restrictive covenants that limit the discretion of its management in operating its business and could prevent the Group from engaging in some beneficial activities".

Servicing the Group's debt obligations requires a significant amount of cash and the Group's ability to generate cash depends on many factors beyond its control.

The Group's ability to make scheduled payments or to refinance its debt and other obligations will depend on, among other things, its leverage, its operating performance and its liability management programme, which, in turn, are subject to prevailing economic conditions and certain financial, competitive, regulatory, technical, business and other factors beyond its control. If the Group's cash flow and capital resources are insufficient to fund its debt service requirements, its liability management programme and its other obligations, the Group may be forced to reduce or delay scheduled expansion and capital expenditures, sell material assets or operations, obtain additional capital or restructure its debt. There can be no assurance that the Group's operating performance, cash flow and capital resources will be sufficient to service the Group's debt and other liabilities in the future. In the event that the Group is required to dispose of material assets or operations or to restructure its debt or other obligations, there can be no assurance as to the terms of any such transaction, disposal or restructuring, how soon any such transaction could be completed or whether any such transaction or transactions would allow the Group to satisfy its obligations with respect to its debt and other liabilities, including the Notes, the Senior Facilities and the Second Lien Facility.

If the Group's operating strategy is not successful, it may not be able to reduce its debt and other obligations and refinance its remaining debt as it becomes due.

To the extent that the Group and its businesses are unable to successfully implement their operating strategy as a result of, for example, adverse trading or general economic conditions, unavailability of financing at costs that are acceptable or feasible to the Group or otherwise, the Group may be unable to reduce its debt and other obligations and satisfy its obligations as they become due.

The Group may be exposed to additional liabilities with respect to its UK and US pension plans.

The interaction of, among other things, increased life expectancy, poorly performing equity markets and low interest rates over the past several years has had a significant negative impact on the funding levels of the Group's pension plans including the Group plans in both the UK and the US. This has materially and adversely affected the pension plan funding obligations of the Group. These developments have been exacerbated by the Group's very high proportion of pensioners relative to its active workforce. With respect to both the Group pension plans for its UK operations (the "UK Plan") and for its US operations (the "US Plan"), any renewed decline in the equity market or future decreases in interest rates could increase the funding deficit and require additional funding contributions in excess of those expected. An increase in required funding contributions could have a material adverse effect on the Group's financial condition and results of operations.

United Kingdom. In the UK, although the proportion of the assets of the UK Plan invested in equities has been reduced, the proportion of assets that can be invested in fixed interest securities is limited under the trust deed. The UK Plan therefore remains subject to the risk of declines in equity markets.

Furthermore, in 2004 the UK government enacted significant changes to the regulatory framework for retirement benefits. These include a new pensions regulator that will be set up under the Pensions Act 2004, probably from April 2005. It will have significant powers in relation to UK pension schemes. These will include power to issue contribution notices on any group company which has been involved in any act or deliberate omission intended to reduce the level or recovery of a statutory debt and power to require financial support to be put in place where the employer of a scheme is a service company or is insufficiently resourced. These powers could be used to impose liability, in respect of the UK Plan, on Group companies including those that do not participate in it. The current statutory minimum funding requirement will be replaced, probably before end of September 2005 with a new scheme specific funding requirement ("SSFR") under which the trustee will have responsibility to agree funding matters with the employer and to refer the matter to the new regulator where agreement cannot be reached. On such a referral, the regulator will have wide powers, which would include setting contribution rates. A requirement for sponsoring employers that are not in liquidation to fund the scheme to a level sufficient to meet the full buy-out costs of the rights of all scheme members (by purchasing annuities with an insurer) where a scheme is wound up on or after 11 June 2003 became law in March 2004. The government has announced a proposal to extend this obligation to employers that are in liquidation when the scheme winds up, probably from April 2005.

The trust deed of the UK Plan does not contain a unilateral power for the trustee of the UK Plan to wind up the UK Plan, however the trustee may make an application to the pensions regulator for an order to wind up the UK Plan. A winding up order can only be made if the pensions regulator is satisfied that both the winding up of the UK Plan is necessary to protect the interests of the members of the UK Plan and that it is reasonable to make such an order.

If the UK Plan were to start to be wound up, the cost of buying out the benefits for all scheme members would be considerably more than the value placed on the liabilities while the scheme is ongoing. The deficit in the UK Plan calculated on a winding up basis was approximately £1.4 billion as at 31 March 2003 (this is the last date for which the scheme actuary has made such a calculation). If triggered, such a liability would have a material adverse effect on the Group's financial condition and results of operations and could result in the insolvency of the Company and most of its material UK subsidiaries. Invensys currently believes that, for so long as the UK Plan's trustee (or the regulator) can be satisfied that the Group can continue to fund the UK Plan in accordance with best practice (for example FRS 17) or better, the risk of the UK Plan trustee obtaining an order for the winding up of the UK Plan is remote. However, there can be no assurance that such liability will not be triggered.

United States. The interests of the participants in the US Plan are under the oversight of the Pension Benefit Guaranty Corporation (the "PBGC") which is empowered to seek a court order to terminate the US Plan if, among other things, the PBGC demonstrates that required minimum funding contributions under the US Plan have not been made or "the possible long-run loss" of the PBGC with respect to the US Plan "may reasonably be expected to increase unreasonably if the plan is not terminated". If a court were to determine that the US Plan failed to satisfy either of the foregoing tests, it could terminate the US Plan. As a result, the Company and each of its subsidiaries in which it holds at least 80% of the voting power or equity (the "ERISA controlled group") would be jointly and severally liable for the full amount of the underfunded liability under the US Plan, which was approximately $680 million as at 31 December 2003. If such underfunded amount were not paid to the PBGC upon its demand, the PBGC would be granted an automatic lien securing the underfunded amount, subject to a maximum amount of 30% of the net worth of all members of the ERISA controlled group.

On 25 February 2004, the Company entered into an agreement with the PBGC providing that the PBGC would forebear from instituting proceedings to terminate the US Plan in advance of or as a result of the Refinancing Plan or any sale of a business. In consideration for the PBGC's forbearance agreement, the Company agreed to accelerate contributions to the US Plan in order to maintain an agreed level of funding of the US Plan for a period not to exceed five years or until an agreed maximum level of funding of the US Plan is attained, if sooner. Pursuant to the agreement, the Company contributed $150 million over the three-month period following consummation of the Refinancing Plan, plus $28 million out of the disposal proceeds for the Powerware business, Hansen Transmissions and smaller disposals. The Company is obligated to contribute, as additional contributions, 4% of net proceeds from any future disposals during the term of the agreement plus such additional amount (in excess of the minimum funding requirements under ERISA), if any, required to maintain the agreed level of funding. Under the agreement with the PBGC, "such additional amounts" are due by 31 March following the end of the plan year. These contributions are within the amounts provided for by the Company when it established the escrow account, which was set up in order to fund certain legacy liabilities, including pensions, as part of the Refinancing Plan. The PBGC's forbearance agreement will terminate under certain circumstances including the Company's failure to make the required contributions or acceleration of any credit facility under the Refinancing Plan.

If the US Plan were to be involuntarily terminated by a court and the ERISA controlled group were to be required to fund the underfunded amount with respect to the US Plan or failing which, the PBGC were granted a lien over any assets of the members of the ERISA controlled group, this would have a material adverse effect on the Group's financial condition and results of operations.

Recent payments made with respect to pensions. The Group continues to provide payments with respect to its pension liabilities, both out of operating cash flows and through the escrow account established as part of the March 2004 Refinancing Plan. The initial accelerated contribution of $125 million to the US Plan, as required under the forbearance agreement with the PBGC, was paid with funds from the escrow account to the US Plan. The sum funded from the escrow account included a contribution of $25 million to the US Plan, thereby satisfying the requirement to provide $150 million of accelerated contributions under the forbearance agreement with the PBGC. In addition, in the six month period ended 30 September, 2004, the Group made payments of £78 million to the UK Plan in respect of pension contributions and benefit payments, of which £3 million was made to defined contribution schemes and £5 million applied to benefits due under unfunded schemes. Neither of these amounts were funded from the escrow account. Of the remaining £70 million, the Group funded £49 million from the escrow account, £16 million from disposals and £5 million from operating cash flows.

The Group could be adversely affected if it fails to keep pace with technological changes.

Across its markets, the Group's products and services are characterised by continually evolving industry standards and rapidly changing technology driven by the demands of the Group's customers. The Group is increasingly asked by its customers to provide an overall solution to a particular business need in as efficient a manner as possible. The Group's success is dependent in large part on its ability to:

- anticipate its customers' needs and provide products, systems and related applications to meet those needs;
- develop new products, systems and related applications that are accepted by its customers;
- differentiate its product and service offerings from its competitors' offerings; and
- enhance and upgrade its existing products and services.

If the Group's businesses fail to keep pace with technological changes in the industrial sectors and end-user segments that they serve, the Group may fail, or experience delay, in introducing new or enhanced products. This may result in lower margins and loss of market share.

The Group must devote sufficient resources in order to enable the Group to anticipate or respond adequately to technological developments or customer requirements. Research and development and related work may entail substantial labour and time commitment and result in significant cost and there can be no assurance that such work will result in viable technologies, products, systems or applications. In addition, although the Group has in the past committed significant resources to both developing and testing its products, systems and applications, there can be no assurance that sufficient resources will be available in the future as this will depend on, among other things, the Group's financial position and prospects. There may also be errors or defects in new or enhanced versions of the Group's products, which may delay the Group's ability to bring them to the market or result in after-sales commitments, the costs of which the Group may not be able to recover. Any such delay or costs may have a material adverse effect on the Group's financial condition and results of operations.

The Group faces intense competition that could reduce its margins and sales growth.

The Group's principal competitors are sophisticated companies, many of which have greater resources than the Group. The financial and market strength of these competitors may permit them to develop products, systems and services that are superior to the products, systems and services offered by the Group's businesses or permit them to adapt more quickly or efficiently than the Group's businesses to new technologies, industry changes or evolving customer-requirements. In addition, some of the Group's competitors have consolidated or are in the process of consolidation, through which they have gained or may yet gain economies of scale that have enhanced and may further enhance their ability to compete with the Group. The Group's businesses face significant downward pricing pressure in certain of the markets in which they operate. This pricing pressure is due, among other things, to limited growth and existing overcapacity in the markets in question, tactical price reductions by competitors, the ability of competitors to capitalise on their economies of scale and create excess product supply, the ability of competitors to operate or successfully relocate or open production facilities in countries where production costs are lower than those in which the Group operates and the access of competitors to new

technology that is not available to the Group. In circumstances where the Group is unable to adjust its cost base or achieve economies of scale comparable to its competition in these markets, pricing pressure could have a material adverse effect on the margins and the profitability of the relevant businesses.

The weak economic conditions in the industrial sector in the United States and other parts of the world have had and may continue to have a negative impact on the Group's operating performance.

Many of the Group's customers operate worldwide and in diverse industrial sectors, including energy, mechanical handling, mining, pharmaceuticals, beverage and food handling, metals production, paper manufacturing, printing and other industries. The Group is exposed to market downturns in these and other industrial sectors when the Group's customers reduce expenditures on the types of products and services that the Group supplies, which in turn has a negative impact on the Group's turnover. Since early 2001, an economic downturn in the industrial sectors in the United States and Europe has affected many of the Group's customers, which has in turn negatively affected the Group's businesses. In particular, the Process Systems and APV businesses have been affected by decreased or delayed capital spending in the chemical, utilities, oil and gas and food and beverage sectors, and the Climate Controls and Appliance Controls businesses have been impacted by low growth in consumer demand and the relatively slow US and European economic recovery which has resulted in lower levels of commercial and home construction and, more generally, customer spending. In addition, products offered by the Group, which are produced within the euro currency zone, have become more expensive for the Group's customers outside the euro currency zone, as a result of the relative weakness of the dollar as compared to the euro. Although the economic prospects in the industrial sector have shown signs of improvement, there can be no assurance that this improvement will continue or that it will have a positive impact on the Group's operating results.

Operating in global markets subjects the Group to the risk that business or market disruptions will result in delays and/or increased costs in the production or delivery of its products and services or disrupt demand for its products.

The Group both manufactures and sells its products in many different countries. During the fiscal year ended 31 March 2004, 40% of the continuing Group's products were produced in North America, 26% in continental Europe, 15% in Asia Pacific, 15% in the United Kingdom and 4% in the rest of the world (including South America, Africa and Middle East). During the fiscal year ended 31 March 2004, 38% of the Group's continuing sales were to North America, 26% to continental Europe, 17% to Asia Pacific, 13% to the United Kingdom and 6% to the rest of the world (including South America, Africa and Middle East).

As a result, the Group is vulnerable to risks in countries in which it manufactures or sells its products and services, including:

- imposition of tariffs, quotas, import duties, high taxes or other market barriers;
- restrictions on the export or import of technology;
- increased difficulty in the collection of accounts receivable, including longer collection periods;
- inconsistent regulations and unexpected changes in legislation or regulatory requirements and increased difficulty and expense in hiring and dismissing employees;
- reduced protection for, or an inability to secure and enforce, intellectual property rights;
- imposition of quotas relating to the composition of the employee base or the local sourcing of raw materials or other similar quotas;
- political and economic instability and disruptions;
- work stoppages, transport interruptions and difficulties in managing international operations;
- adverse tax consequences and inability to repatriate cash; and
- adverse currency fluctuations.

The occurrence of any of the foregoing could have a material adverse effect on the Group's earnings as a result of the related delays and/or increased costs in the production and delivery of products and services or otherwise disrupt the demand for its products.

The expansion or opening of manufacturing and engineering facilities in jurisdictions with lower operating costs may expose the Group to losses.

The Group intends to increase its operating efficiencies and decrease its operating costs by acquiring, opening or, in certain cases, expanding, manufacturing and engineering facilities in countries that have lower operating costs. Currently the Group has, or is intending to open, manufacturing and engineering facilities in the following countries: China (Rail Systems, Climate Controls and Process Systems businesses), Mexico (Climate Controls and Process Systems businesses) and India (Process Systems business). Effective 1 October 2004, the Climate Controls business and the Appliance Controls business were combined and, as a result, are currently exploring potential rationalisation options for their facilities, including moving facilities to jurisdictions with lower operating costs. These plans may result in transition issues causing disruptions to the businesses. In order to carry out the opening or expansion of facilities in lower-cost countries successfully, the Group will be required to commit resources to purchasing the appropriate property, plant and equipment. In addition, the Group will be required to hire managers and technicians with industry knowledge, or, if managers or technicians are not available in the local market, commit resources to providing appropriate training for employees. The Group may also suffer losses from its inability to protect its contractual and legal rights (particularly its intellectual property rights) in certain countries in which it intends to open or expand facilities due to the fact that the legal and regulatory frameworks in such countries may be less developed than in Western Europe or North America. There can be no assurance that any such move will result in lower costs or be successful.

Adverse currency fluctuations can negatively impact the Group's sales and net income.

The Group's financial statements are prepared in accordance with UK GAAP and stated in pounds sterling. Most of the Group's turnover and expenses are denominated in currencies other than pounds sterling, primarily the dollar, euro and Japanese yen. The turnover and expenses are then translated into pounds sterling at the applicable exchange rates for inclusion in the Group's consolidated financial statements. The exchange rate between these currencies and pounds sterling can fluctuate substantially, as evidenced by the weakening in recent years of the dollar against the pound sterling. Currency fluctuations could have a material adverse effect on the Group's financial condition and results of operations.

The Group's operations are also subject to currency transaction risks where sales are denominated in a currency that is different from that in which the related manufacturing costs were incurred. If the currency in which the expenses are denominated increases in value relative to the currency in which turnover is denominated, the Group's operating margins decrease. In addition, the Group is impacted by currency transaction risk in relation both to its debt and in terms of its disposals.

Industry consolidation has resulted in fewer customers, and certain of the Group's businesses depend on a small number of customers.

A number of the industries in which the Group's customers operate have experienced consolidation. This has affected many of the Group's customers and their relationships with the Group. For example, when a customer of one of the Group's competitors acquires one of the Group's customers, the Group has traditionally lost business. Additionally, customers' ability to exert pricing pressure on all suppliers, including the Group, has increased as these customers have become larger and more concentrated. In addition, the Group's Rail Systems business and, with respect to its North American businesses, the Appliance Controls business depend on a limited number of large customers in the business areas in which they operate. Reliance on a limited number of customers may increase volatility for the Rail Systems and the Appliance Controls businesses, as well as potentially the Group's Businesses for sale, if they are unable to retain these customers or the customers experience funding delays or become bankrupt or insolvent.

The Group's ability to bid for large contracts may depend on its ability to obtain performance guarantees from financial institutions.

In the normal course of its business, particularly in relation to its Rail Systems, Process Systems, APV and Controls businesses, Group companies may be asked to provide performance guarantees on large projects, including long-term operation and maintenance contracts, which guarantee the Group's own performance. These guarantees may include guarantees that a project will be completed or that a project or particular equipment will achieve defined performance criteria. If the Group fails to attain the defined criteria, it must make payments in cash or in kind.

Some customers may require that performance guarantees be issued by a financial institution in the form of a letter of credit, surety bond or other financial guarantee. Although the Senior Facilities have a tranche

specifically for the purpose of providing the Group with financial guarantees, there can be no assurance that the tranche of the Senior Facilities will be enough to cover all of the Group's financial guarantee requirements. If the Senior Facilities do not cover the Group's requirements and the Group cannot obtain such financial guarantees from other financial institutions on reasonable terms, it could be prevented from bidding on or obtaining contracts, or the costs of obtaining the necessary guarantees would be higher, which would reduce the profitability of such contracts. A deterioration of the Group's credit rating and financial position may prevent it from obtaining such guarantees from financial institutions or make the process more difficult or expensive. If the Group were not able to obtain guarantees from financial institutions in the future, this could have a material adverse effect on the Group's financial condition and results of operations.

Undertaking large, long-term fixed price projects exposes the Group's business to risk of loss.

A significant number of the Group's businesses involve long-term projects that can take many months or even years to complete. These projects may be subject to delays and cost overruns due to delays in equipment deliveries, unforeseen engineering problems, work stoppages, unanticipated cost increases, shortages of materials or skilled labour or labour unrest. Further, these projects may be particularly susceptible to cost overruns and delays due to the engineering and construction uncertainties inherent in the nature of the projects. In many cases, the Group bears the project's technical risk and must tailor its product, system or application to satisfy the particular technical requirements of the project even though, at the time the project is awarded, the Group may not have previously produced anything comparable. While the Group has implemented measures to assist it in completing projects on time and within budget, there can be no assurance that the Group will not experience material delays or budget overruns in connection with some of its projects due to factors outside of the Group's control.

Further, many of the Group's projects are on a fixed price, or turnkey, basis and are awarded on a competitive bidding basis. Fixed priced contracts are inherently risky due to the fact that the Group assumes substantially all of the risks associated with completing the project and the potential cost of post-completion warranty obligations should the product, system or application fail to meet required specifications. Any cost overruns or delays may require the Group, among other things, to seek to incur additional indebtedness to complete a particular project and could have a material adverse effect on the Group's financial condition and results of operations.

In addition the Group, particularly the Rail Systems business, operates within a competitive contracting environment that sells to governmental authorities and private sector contractors. Contracting conditions normally include provisions for liquidated damages for delay and railway disruption costs and in a limited number of cases may include unliquidated liability for consequential loss. Although liability is usually capped at a percentage of the total contract price, the main exceptions are Spain and Portugal, where the Rail Systems business has substantial operations and where procurement laws applicable to public bodies could prohibit the exclusion or limitation of liabilities arising from breach of contracts. Other public companies adopt a similar policy of not allowing liability to be capped. The Rail Systems business has well established and effective processes for identifying and managing its contractual risks both at pre and post-tender stages and there have been no uninsured contract liability payments in the last five years that have significantly affected the business's overall profitability. There can be no assurance that this will continue to be the case in the future.

The Group has product liability claims.

The Group has incurred and continues to incur product liability claims and, although such claims have not historically had a material effect on its financial position, results of operations or reputation, there can be no assurance that the Group will not face material product liability claims, warranty claims or product recalls and associated claims in the future. For example, following a small number of reported incidents involving commercial cooking appliances incorporating the TS-11 gas valve manufactured by Invensys Controls (now part of the Controls business) in which gas ignited causing minor burns, the Group identified a change in the manufacturing process for a specific population of TS-11 valves that were manufactured between February 2003 and September 2004 as a potential cause of the incidents. As a result, the Group commenced a voluntary recall and retrofit of this specific population of valves. Customers have been notified and filings have been made with the relevant regulatory authorities, including the US Consumer Product Safety Commission. A small number of additional incidents involving these valves have been reported since the recall began. The Group has since voluntarily recalled and offered to retrofit a specified population of gas valves in the 7000 Series (used in a range of domestic and commercial appliances), which were manufactured using the same process as the TS-11 valves

that have been recalled. Four incidents have been reported involving appliances incorporating this specified population of valves. Customer notifications and regulatory filings have also been made with respect to these valves. Based on estimated costs for the TS-11 and the 7000 Series valve recalls, a provision of £30 million was established as at 30 September 2004 through a charge to operating exceptional items in the profit and loss account, which will be utilised over a period of several years. There can be no assurance that this amount will be sufficient to cover all of the Group's costs in connection with the affected products or the voluntary recalls or any other damages (including for any disruption to customers' businesses during the retrofit period) successfully claimed against the Group or that valve production capacity will not continue to be adversely affected. See "Operating and Financial Review and Prospects—Factors that Affect the Group's Results of Operations—Gas Valve Product Recall". In addition, certain of the Rail Systems business's contract terms do not limit liability for consequential damages, disruption costs and liquidated damages for delay, which make the business particularly vulnerable to errors or defects in its products, systems and applications. Any errors and defects in the Group's products, systems or applications could cause injury to persons or damage to property and equipment. These occurrences could result in claims, loss of revenues, warranty costs, costs and damages associated with product recalls, litigation, delay in market acceptance or harm to the Group's reputation for safety and quality. The Group may not be able to dispose of any such claims successfully or effect any product recalls without incurring significant costs, which in each case could have a material adverse effect on the Group's financial condition and results of operations.

Compliance with environmental regulations and other environmental liabilities could adversely affect the Group's results of operations, liquidity and financial condition.

The Group's operations are subject to European, US and other laws and regulations governing the discharge of substances into the environment or otherwise relating to environmental protection including hazardous waste disposal and public and worker health and safety, which are becoming increasingly strict. Under these laws and regulations, the Group could be subject to fines and penalties, liability for cleaning up environmental contamination and damages for replacing natural resources caused by the Group's current or historic practices. The Group could be required to make significant expenditures in order to comply with any present and new environmental laws and regulations. The Group may also incur significant expenditures in connection with the required remediation of past environmental conditions and is involved in remediation projects at current and former manufacturing facilities. Some of the environmental laws and regulations applicable to the Group specify strict liability for parties that have caused contamination without regard to fault. As a result, the Group could be exposed to liability arising out of conditions resulting from the acts or operations of others even where the Group's acts were in compliance with all applicable laws at the time at which they were performed. The Group may also be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances or other environmental conditions.

Over the last several years, the Group has disposed of many businesses. In connection with some of these disposals, the Group has agreed to retain certain liabilities for ongoing environmental remediation projects, or to indemnify the purchasers for environmental liabilities relating to the periods prior to the disposition. In certain instances, there are insurance policies in force that limit the Group's ultimate exposure with respect to some of these transactions.

The Group has provided reserves of £47 million (of which £3 million is expected to be covered by the Group's insurance policies) as at 30 September 2004 for environmental liabilities, which it monitors on a continuous basis. These reserves are based on estimates, the adequacy of which is reviewed on a quarterly basis. There can be no assurance that the actual environmental liabilities of the Group will not exceed established reserves or that such liabilities will not have a material adverse effect on the Group's financial condition and results of operations. See Note 21 to the Financial Information, *Provisions for Liabilities and Charges*.

The Group is subject to ongoing litigation and liabilities, including asbestos and silica personal injury claims.

Members of the Group are defendants in a number of lawsuits in the United States, the United Kingdom and elsewhere. These lawsuits relate to, among other things, product liability, taxation and contractual disputes.

Invensys believes that given the profile of the claims, defences, settlement history and available insurance, such lawsuits are adequately provided for but these reserves are based on estimates and there is no assurance that the actual exposure of the Group will not exceed these reserves or otherwise have a material adverse effect on the Group's financial condition and results of operations.

Members of the Group are defendants in a number of lawsuits in the United States and the United Kingdom in which the plaintiffs claim damages for personal injury arising from exposure to asbestos. In the United States, many of the cases are in the initial stages and it is uncertain whether the plaintiffs have an asbestos-related illness or were exposed to products made by Group entities. The complaints commonly fail to identify any Group products that allegedly contributed to the injury and involve claims against many, sometimes hundreds, of different companies. To date, there have been no verdicts in the United States against Group entities for asbestos-related injuries. The Group is also a defendant in a number of silica, and a lesser number of asbestos, claims in the United States in which the plaintiffs claim damages for personal injury allegedly resulting from the failure of respirators made by a former Group entity to filter silica or asbestos dust. In the United Kingdom, the claims against Group entities are principally employer-liability claims related to alleged exposure to asbestos in the workplace. In both the United States and the United Kingdom, the claims are made against a variety of entities currently or formerly within the Group. In respect of former Group companies, purchasers of such companies have generally received indemnification from the Group in respect of such asbestos and silica claims.

Invensys believes that, given the profile of the claims, defences, settlement histories and available insurance, indemnification and cost-sharing arrangements, the litigation involving members of the Group is manageable and does not present an imminent material financial risk to the Group. Nevertheless, there can be no assurance that new claims, of which the Group may be currently unaware, will not be brought against Group companies and that, if successful, such claims could have a material adverse effect on the Group's financial condition and results of operations.

The Group has generated net losses due to restructuring and other related costs and write-downs.

Since formation, the Group has experienced substantial restructuring, transition and other related costs and write-downs, which it has recorded in its financial statements as operating exceptional items and corporate exceptional items. As a result, the Group has incurred net losses for the three previous fiscal years and has incurred operating losses for the two most recent fiscal years. The Group may incur net and operating losses in the future.

The Group may be subject to liabilities as a result of past or future disposals.

Over the past several years, the Group has made a number of significant disposals. In many cases the Group has agreed to retain known or pre-sale liabilities or share the liabilities with the purchaser. The potential exposure to the Group from these liabilities may be reduced by available insurance and cost sharing arrangements. However, the Group has retained both known and unknown liabilities of businesses disposed of in the past and the Group expects that it will retain liabilities in respect of future dispositions, either contractually, through the provision of certain indemnities and representations and warranties regarding the disposed businesses, or otherwise. Any such liabilities could result in a cash outflow for the Group and have a material adverse effect on the Group's financial condition and results of operations. See "Operating and Financial Review and Prospects—Factors that Affect the Group's Results of Operations—The Group's Disposal Programmes".

If the Group is unable to retain key personnel and hire additional personnel, it may not be able to effectively implement its business strategy and could experience delays in the development of, or increased difficulty in selling, its products and services.

Invensys believes its future success will depend in part upon its ability to attract and retain highly skilled managerial personnel. The Group has in the past experienced, and expects to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. If the Group does not succeed in attracting and retaining skilled personnel, it may not be able to grow its business as anticipated.

In addition, the Company and the Group are dependent on certain key personnel, particularly the Company's Chairman, its Chief Executive Officer, its Chief Financial Officer and its Chief Operating Officer. While the Company has entered into employment agreements with its Chairman, Chief Executive Officer, Chief Financial Officer and Chief Operating Officer and other key personnel, these agreements cannot ensure such persons' continued employment. Moreover, certain of these agreements include limited notice provisions. In particular, the Chief Executive Officer's employment agreement contains a term that allows termination of his contract with only one month's notice. As a result, the Company may be unable to find replacements in a timely manner should any of these individuals resign. The loss of the services of any one of these key employees could have a material adverse effect on the Group's financial condition and results of operations.

The Group depends upon the ability of third parties to deliver parts, components and services in a timely manner.

Each of the Group's businesses relies on third parties to supply it with parts, components and services. Using third parties to manufacture, assemble and test its products reduces the Group's control over manufacturing yields, quality assurance, product delivery schedules and costs. The third parties that supply the Group with parts and components also have other customers and may not have sufficient capacity to meet all of the Group's needs during periods of increased demand. If there is an increase in demand for the electrical and electronic components that the Group's businesses use, component supply delays may affect the performance of these businesses. Although the Group works closely with its suppliers to avoid shortages, there can be no assurance that the Group will not encounter problems in the future or that it will be able to replace a supplier that is not able to meet the Group's demand. None of the Group's suppliers individually supplies it with a material portion of the parts, components or services that the Group requires, and the supplier market for many of the businesses is fragmented. While this gives the businesses some flexibility in the choice of suppliers, any shortages and delays by several suppliers could have a material adverse effect on the Group's financial condition and results of operations.

The Group's business could be harmed if it is unable to protect its intellectual property rights.

The Group currently has limited protection for certain of its intellectual property, particularly the intellectual property of the Process Systems and the APV businesses. Certain of the Group's know-how, particularly in relation to applications or solutions products, is embedded in those products and as such it may be difficult to manage or protect. As a result, the Group may not be in a position to prevent third parties from replicating its products or the processes and know-how used to produce its products. If the Group's competitors succeed in reproducing its products at comparatively low costs, or in improving or exploiting its unprotected products, processes or know-how, this could have a material adverse effect on the Group's financial condition and results of operations. See "Business—Intellectual Property".

The Group has entered into non-compete agreements in regard to some of its disposals.

In connection with some of its disposals, the Group has entered into agreements with the purchasers that contain non-compete clauses. These clauses may limit the ability of the Group to engage in markets or industries in which it currently participates or which it may want to explore in the future.

Risks Relating to the Company's Debt and the Notes

The Notes are structurally subordinated to indebtedness and other liabilities of the Company's subsidiaries.

Because the Notes are not guaranteed by any of the Company's subsidiaries, the Notes will be effectively junior and structurally subordinated to all debt and other liabilities, including those owed to trade creditors, of its subsidiaries. Generally, claims of creditors and preferred shareholders of a subsidiary will have priority with respect to the assets and earnings of such subsidiary over the claims of the creditors of its parent company as a shareholder, except to the extent the parent is a creditor of such subsidiary or to the extent security has been provided to the creditors of the parent by such subsidiary. Consequently, in the event of a liquidation, winding up, bankruptcy reorganisation or similar proceedings relating to any of the Company's subsidiaries, the assets of the relevant subsidiary will be available to satisfy claims of creditors and preference shareholders of the subsidiary before they are available or distributed to the Company. As at 30 September 2004, the Group had total outstanding debt of £1,570 million. The effect of the offering of the Notes on the debt position of the Group is reflected in the "Capitalisation" section of this Offering Memorandum. Subject to specified limitations, the Company's subsidiaries may incur additional debt from time to time, all of which will be structurally senior to the Notes.

The Company must rely on payments from its subsidiaries to fund payments of the Notes. Such funds may not be available in certain circumstances.

The Company is a holding company and all of its operations are conducted through its subsidiaries. Therefore, the Company depends on the dividends or other payments from its subsidiaries to meet its obligations, including its obligations under the Notes. The ability of the Company's subsidiaries to distribute funds to the Company by way of dividends, distributions, interest, return on investments or other payments (including loans) is subject to the availability of profits and funds, and various restrictions, including restriction imposed by the

Group's other indebtedness, such as the Senior Facilities, the Second Lien Facility and the Intercreditor Agreement (as defined below). Holders of the Notes will not have a direct claim on the cash flows of the Company's operating subsidiaries, and such subsidiaries are legally distinct and have no obligation and have made no guarantee, contingent or otherwise, to pay amounts due under the Notes or to make funds available to the Company. If the Company does not have sufficient funds for payment of the interest, principal and additional amounts, if any, on the Notes when due, and unless the Company is able to obtain funds from a source other than its subsidiaries, the Company may not be able to satisfy its obligations under the Notes.

The Company and its subsidiaries may be able to incur substantially more debt.

As at 30 September 2004, the Group had total outstanding debt of £1,570 million. Subject to the restrictions in the indenture governing the Notes and in other instruments governing the Group's outstanding debt, the Company and its subsidiaries will be able to incur substantial additional debt in the future, some of which could be structurally senior to the Notes, including secured debt. Although the terms of the indenture governing the Notes and the instruments governing certain of the Group's other outstanding debt contain restrictions on the incurrence of additional debt, these restrictions are subject to a number of significant qualifications and exceptions, and debt incurred in compliance with these restrictions could be substantial. To the extent new debt is added to the Group's current debt levels, the substantial leverage-related risk described above could increase.

Insolvency and administrative laws could adversely affect the ability of holders of the Notes to enforce their rights under the Notes.

Under English law, if the Company were to go into liquidation, the maximum that holders of the Notes will be able to recover is the principal amount of the Notes and any interest on the Notes accruing up to the date of liquidation. Holders of the Notes would not be able to recover any interest payable under the Notes after the Company went into liquidation, unless there were to be a surplus remaining after the payment of all of the Company's other debt.

Upon liquidation, the order of priorities is such that debts due to any holders of fixed charges are paid first to the extent they are secured by such charges. Following payment of such debts, preferential debts would be paid. Such debts may include:

- certain amounts owed to the UK Inland Revenue;
- certain amounts owed to the UK Customs and Excise;
- amounts owed in respect of occupational pension obligations; and
- certain amounts owed to employees.

Thereafter, any debts owing to any holder of a floating charge would be paid to the extent they are secured by that charge. Unsecured debts, which are not preferential debts, would be paid after those prior liabilities.

Under English insolvency law, a liquidator or administrator of a company has certain powers to challenge transactions entered into by a company if the company is insolvent (as defined in the UK Insolvency Act 1986) at the time of the transaction or if the company becomes insolvent as a result of the transaction and the transaction takes place up to two years prior to the administration or liquidation. A transaction might be challenged in this way if it involved a gift by the company or the company received significantly less value than it gave in return. A court generally will not intervene, however, if the company entered into the transaction in good faith for the purposes of carrying on its business and if, at the time it did so, there were reasonable grounds for believing the transaction would benefit the company. The Company cannot be sure that the issuance of the Notes will not be challenged by a liquidator or administrator or that a court would uphold the transaction as valid.

The Group is subject to various restrictive covenants that limit the discretion of its management in operating its business and could prevent the Group from engaging in some beneficial activities.

The indenture governing the Notes, the Senior Facilities and the Second Lien Facility contain, and certain of the Group's future financing agreements are expected to contain, various restrictive covenants that limit management's discretion in operating its business. In particular, these agreements will limit the Group's ability to, among other things:

- incur additional debt;

- make restricted payments (including paying dividends on capital stock or redeeming or repurchasing capital stock or subordinated obligations);
- make investments or acquisitions;
- create liens on assets;
- sell or otherwise dispose of the Group's assets;
- engage in transactions with affiliates; or
- merge, consolidate or transfer substantially all of the Group's assets.

These restrictions could limit the Group's ability to finance its future operations or capital needs, make acquisitions that may be in the Group's interest or make payments of principal or interest on the Notes, the Senior Facilities and the Second Lien Facility.

If the Group fails to comply with the restrictions of the indenture governing the Notes, the Senior Facilities, the Second Lien Facility or any other financing agreements, a default may allow the creditors, if the agreements so provide, to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies. In addition, the lenders may be able to terminate any commitments they had made to supply the Group with further funds. The Group is not certain whether it would have, or be able to obtain, sufficient funds to make these accelerated payments. See "—The Group's substantial debt could adversely affect its ability to service its debt and other liabilities, including the Notes, the Senior Facilities and the Second Lien Facility, and its ability to procure financing on acceptable terms in the future".

The Company may be unable to repurchase the Notes as required upon a change of control.

If the Company were to experience a "change of control" (as such term is defined in the indenture governing the Notes), it would be required to make an offer to repurchase all outstanding Notes at 101% of their principal amount plus accrued and unpaid interest, if any, to the date of repurchase. However, the Company may be unable to do so because it might not have enough available funds at the time of such change of control to make the required purchase of the Notes. In addition, certain of the Company's other outstanding and future indebtedness (such as the Senior Facilities) may limit its ability to repurchase the Notes upon a change of control or may require that they be repaid upon a change of control.

An active trading market may not develop for the Notes

The Initial Euro Notes have been admitted to the Official List and to the London Stock Exchange, and application has also been made to have the Notes admitted to the Official List and to the London Stock Exchange. However, the Company cannot assure investors that the Initial Euro Notes or the Notes, if admitted, will remain listed. In addition, the Company cannot assure investors as to the liquidity of any market that may develop for the Notes, the ability of holders of the Notes to sell them or the price at which the holders of the Notes may be able to sell them. The liquidity for any market for the Notes will depend on the number of holders of the Notes, prevailing interest rates, the market for similar securities and other factors, including general economic conditions and the Company's own financial condition, performance and prospects, as well as recommendations by securities analysts. Historically, the market for non-investment grade debt, such as the Notes, has been subject to disruptions that have caused substantial price volatility. The Company cannot assure prospective investors that if a market for the Notes were to develop, such a market would not be subject to similar disruptions.

The ability of investors to enforce civil liabilities under US securities laws may be limited.

The Company is incorporated under the laws of England and Wales. A majority of the Company's directors and senior management are residents of the United Kingdom. A substantial portion of the Company's assets and those of the Company's directors and senior management are located outside the United States. As a result, it may not be possible for investors in the Company's securities to effect service of process within the United States upon such persons or upon the Company or to enforce in US courts or outside the United States judgments obtained against such persons in the US courts. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities predicated upon the civil liability provisions of the US securities laws.

Certain considerations relating to book-entry interests.

Unless and until Notes in definitive registered form are issued in exchange for book-entry interests, owners of book-entry interests will not be considered owners or holders of Notes. The common depositary for Euroclear and Clearstream will be the sole holder of the global notes representing the Notes. After payment to Euroclear or Clearstream, as applicable, the Company will have no responsibility or liability for the payment of interest, principal or other amounts to the owners of book-entry interests. Accordingly, a holder of Notes who owns a book-entry interest will have to rely on the procedures of Euroclear or Clearstream, as applicable, and if it is not a participant in Euroclear or Clearstream, as applicable, on the procedures of the participant through which it owns its interest, to exercise any rights and obligations of a holder under the indenture governing the Notes.

Unlike the holders of the Notes themselves, owners of book-entry interests will not have the direct right to act upon the Company's solicitations for consents, requests for waivers or other actions from holders of the Notes. Instead, if a holder of Notes owns a book-entry interest such prospective investor must receive an appropriate proxy to do so from Euroclear or Clearstream, as applicable. There can be no assurance that procedures implemented for the granting of such proxies will be sufficient to enable investors to vote on any requested actions on a timely basis.

Similarly, upon the occurrence of an event of default under the indenture governing the Notes, unless and until definitive registered Notes are issued in respect of all book-entry interests, a holder of Notes who owns a book-entry interest will be restricted to acting through Euroclear or Clearstream, as applicable. The Company cannot assure investors that the procedures to be implemented through Euroclear or Clearstream, as applicable, will be adequate to ensure the timely exercise of rights under the Notes.

Transfers of the Notes are restricted.

The Company has not registered and will not register the offer and sale or resale of the Notes under the US Securities Act or the securities laws of any other jurisdiction. The holders of Notes may not offer or sell the Notes, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act and other applicable securities laws.

USE OF PROCEEDS

The net proceeds (including issue premium) from the offering of the Notes are estimated to be approximately £48 million. The Company intends to use the net proceeds to pay for the outstanding 2007 Notes that are tendered in the Tender Offer and for general corporate purposes, including the repayment of other indebtedness. The Company intends to cancel the 2007 Notes after they have been purchased. The 2007 Notes have a final maturity date of 15 January 2007, and interest is payable on the 2007 Notes at a rate of 7.125% per annum. See "Description of Other Indebtedness—Rule 144A Notes".

SOURCES AND USES OF FUNDS[1]

	Sources of Funds	Uses of Funds
	(£ millions)	
Net proceeds (including issue premium) of Notes offered hereby	48	–
Existing cash resources[2]	37	–
Repay 2007 Notes[3]	–	57
Repay Medium Term Notes[4]	–	28
Total	85	85

(1) The pounds-sterling denominated amounts of the notes and cash set forth in the table have been computed using the relevant closing exchange rates as at 30 September 2004.

(2) To the extent that the amount required to repurchase all of the 2007 Notes tendered in the Tender Offer exceeds the net proceeds from the Notes being offered hereby, the Company will use existing cash resources to complete the repurchase of all of the 2007 Notes tendered in the Tender Offer.

(3) Assumes that all of the outstanding 2007 Notes will be repurchased in the Tender Offer at an expected maximum price of $1,062.50 per $1,000.00 principal amount of such notes. The maximum aggregate amount of tender premium payable in connection with the Tender Offer is expected to be £3 million. See "Summary—Rationale for the Offering".

(4) Assumes that all of the outstanding Medium Term Notes will be repurchased in the Tender Offer at an expected maximum price of €1,005.00 per €1,000.00 principal amount of such notes. See "Summary—Rationale for the Offering."

CAPITALISATION[1]

The following table sets out the Group's capitalisation as at 30 September 2004 on an actual basis and as adjusted for the offering of the Notes and the application of the proceeds thereof as set forth under "Use of Proceeds" (assuming all of the outstanding 2007 Notes are repurchased in the Tender Offer) and the repurchase of all outstanding Medium Term Notes in the Tender Offer. The Company intends to cancel the 2007 Notes and the Medium Term Notes after they have been repurchased.

The following *pro forma* capitalisation table has been prepared for illustrative purposes only. Because of its nature, the unaudited *pro forma* capitalisation table may not give a true picture of the financial position of the Group.

	30 September 2004[2]	Adjustments[3]	*Pro forma* for the Group
		(£ millions)	
Cash and cash equivalents	794	(37)	757
Debt			
Loans	995	–	995
Senior Facilities	490	–	490
Notes offered hereby (including issue premium)	–	48	48
2007 Notes[4]	54	(54)	–
Medium Term Notes[5]	28	(28)	–
Bank overdrafts	1	–	1
Finance lease commitments	2	–	2
Total debt	1,570	(34)	1,536
Deficit on shareholders' equity	(675)	(3)	(678)
Total capitalisation	895	(37)	858

(1) The pounds-sterling denominated amounts set forth in the table have been computed using the relevant closing exchange rates as at 30 September 2004.

(2) This financial information has been extracted without material adjustment from the Interim Results on pages F-49 to F-61 of this Offering Memorandum.

(3) The adjustment reflects the implementation of the offering of the Notes and the application of the proceeds thereof as set forth under "Use of Proceeds" (assuming all of the outstanding 2007 Notes are repurchased in the Tender Offer) and the repurchase and cancellation of £28 million outstanding principal amount of the Medium Term Notes in the Tender Offer with existing cash resources. To the extent that the amount required to repurchase all of the 2007 Notes tendered in the Tender Offer exceeds the net proceeds from the Notes being offered hereby, the Company will use existing cash resources to complete the repurchase of the 2007 Notes tendered in the Tender Offer.

(4) Assumes all of the outstanding 2007 Notes will be repurchased in the Tender Offer at an expected maximum price of $1,062.50 per $1,000.00 principal amount of such notes. See "Summary—Rationale for the Offering".

(5) Assumes all of the outstanding Medium Term Notes will be repurchased in the Tender Offer at an expected maximum price of €1,005.00 per €1,000.00 principal amount of such notes. See "Summary—Rationale for the Offering".

SELECTED FINANCIAL DATA

The financial information contained in this section has been extracted without material adjustment from the Financial Information on pages F-2 to F-48 and from the Interim Results on pages F-49 to F-61 of this Offering Memorandum. The information contained in this section should be read in conjunction with "Operating and Financial Review and Prospects", the Financial Information and the Interim Results of this Offering Memorandum. Prospective investors should read this Offering Memorandum as a whole and not rely solely on this selected information.

	Fiscal year ended 31 March			Six months ended 30 September	
	2002 (restated)	2003 (restated)	2004	2003 (unaudited)	2004 (unaudited)
	(£ millions)			(£ millions)	
Consolidated statement of operations data:					
Turnover					
Continuing operations	3,268	3,068	3,008	1,516	1,396
Discontinued operations	3,704	1,950	883	528	111
	6,972	5,018	3,891	2,044	1,507
Operating profit/(loss) before exceptional items, goodwill amortisation and goodwill impairment					
Continuing operations	233	117	182	81	66
Discontinued operations	316	168	35	22	(3)
	549	285	217	103	63
Operating exceptional items					
Restructuring costs	(223)	(119)	(76)	(46)	(28)
Transition costs	–	–	(98)	(68)	(12)
Refinancing costs	–	–	(14)	–	–
Fixed asset impairments	–	–	(48)	(18)	(63)
Market related write-downs	(76)	–	–	–	–
Product recall costs	–	–	–	–	(30)
Operating profit/(loss) before goodwill amortisation and goodwill impairment	250	166	(19)	(29)	(70)
Goodwill amortisation	(124)	(122)	(53)	(31)	(16)
Goodwill impairment	–	(585)	(25)	–	(27)
Operating profit/(loss)	126	(541)	(97)	(60)	(113)
Share of operating profits of associated undertakings					
Discontinued operations	2	–	–	–	–
Total operating profit/(loss)					
Continuing operations	26	(23)	(71)	(56)	(108)
Discontinued operations	102	(518)	(26)	(4)	(5)
	128	(541)	(97)	(60)	(113)
Corporate exceptional items	(816)	(705)	(136)	(87)	(287)
Loss on ordinary activities before interest and taxation	(688)	(1,246)	(233)	(147)	(400)
Net interest payable and similar charges	(170)	(113)	(112)	(39)	(69)
Other finance income/(charges) – FRS17	–	30	(23)	(12)	(8)
Loss on ordinary activities before taxation	(858)	(1,329)	(368)	(198)	(477)
Tax on loss on ordinary activities	(9)	(57)	35	49	(13)
Loss on ordinary activities after taxation	(867)	(1,386)	(333)	(149)	(490)
Minority interests – equity	(2)	6	5	–	13
Loss for the financial year	(869)	(1,380)	(328)	(149)	(477)
Dividends	(70)	(35)	–	–	–
Retained loss for the financial year	(939)	(1,415)	(328)	(149)	(477)

	Fiscal year ended 31 March			Six months ended 30 September	
	2002 (restated)	2003 (restated)	2004	2003	2004
		(£ millions)		(unaudited) (£ millions)	
Cash flow data:					
Net cash inflow/(outflow) from operating activities	536	210	(207)	(8)	(36)
Returns on investments and servicing of finance	(170)	(115)	(121)	(47)	(56)
Taxation	(43)	(62)	(73)	(50)	(19)
Capital expenditure and financial investment	(129)	(76)	(115)	(59)	(28)
Acquisitions and disposals	209	1,446	486	74	371
Equity dividends paid	(217)	(71)	–	–	–
Issue of ordinary shares	–	–	448	–	–
Other movements in net debt(1)	16	128	152	37	(22)
Movement in net debt(1) in period	202	1,460	570	(53)	210
Net debt(1) at beginning of period	(3,218)	(3,016)	(1,556)	(1,556)	(986)
Net debt at end of period(1)	(3,016)	(1,556)	(986)	(1,609)	(776)

(1) Net debt represents total debt less cash and short-term deposits.

	At 31 March			At 30 September	
	2002	2003	2004	2003	2004
		(£ millions)		(unaudited) (£ millions)	
Consolidated balance sheet data:					
Intangible assets	1,512	746	478	578	309
Tangible assets	1,515	880	660	816	459
Investments	73	34	17	24	17
Current assets	3,348	2,052	2,043	1,938	2,105
Current liabilities	(2,822)	(1,621)	(1,123)	(1,746)	(991)
Non-current liabilities	(3,259)	(3,015)	(2,379)	(2,549)	(2,426)
Net assets/(liabilities)	367	(924)	(304)	(939)	(527)
Minority interests	(246)	(186)	(165)	(187)	(148)
Shareholders' funds/(deficit)	121	(1,110)	(469)	(1,126)	(675)

The table below sets forth the Group's EBITDA from continuing operations and net interest expense for the twelve months ended 30 September 2004 together with its net debt as at 30 September 2004. This data has been used to calculate the ratios of net debt to EBITDA from continuing operations and EBITDA from continuing operations to net interest expense set forth in the table below.

	Twelve months ended 30 September 2004(1)
	(unaudited)
Other financial data and ratios:	
EBITDA from continuing operations (£ millions)(2)	242
Net debt as at 30 September 2004 (£ millions)	776
Net interest expense (£ millions)(3)	142
Ratio of net debt to EBITDA from continuing operations(2)	3.2x
Ratio of EBITDA from continuing operations(2) to net interest expense(3)	1.7x

(1) The impact of the offering of the Notes and the repurchase and cancellation of the Company's outstanding 2007 Notes and Medium Term Notes in the Tender Offer on the financial data and ratios in the table are expected to be immaterial.

(2) The Group defines EBITDA from continuing operations as profit/(loss) before interest, taxes, depreciation and amortisation, goodwill impairment and exceptional items. EBITDA from continuing operations is not a measurement of performance under UK and US GAAP and should not be considered as an alternative to (a) operating profit (as determined in accordance with relevant generally accepted accounting principles) as a measure of the Group's operating performance, or (b) cash flows from operating, investing or financing

activities (as determined in accordance with generally accepted accounting principles), or as a measure of the Group's ability to meet cash needs, or (c) any other measures of performance under generally accepted accounting principles. EBITDA from continuing operations may not be indicative of the Group's historical operating results, nor is it meant to be predictive of the Group's future results. The Group believes that EBITDA from continuing operations is a measure commonly reported and widely used by investors in comparing performance on a consistent basis without regard to depreciation, which can vary significantly depending upon accounting methods, interest expense on taxation, or non-operating factors. Accordingly, EBITDA from continuing operations has been disclosed in this Offering Memorandum to permit a more complete and comprehensive analysis of the Group's operating performance relative to other companies and of the Group's ability to service its debt. Because companies do not calculate EBITDA from continuing operations identically, the Group's presentation of EBITDA from continuing operations may not be comparable to similarly titled measures used by other companies. EBITDA from continuing operations may be calculated by taking operating profit before exceptional items, goodwill amortisation and goodwill impairment and adding back depreciation. EBITDA has been calculated by adding the EBITDA for the fiscal year ended 31 March 2004 (which amounted to £269 million) to the EBITDA for the six months ended 30 September 2004 (which amounted to £102 million) and subtracting EBITDA for the six months ended 30 September 2003 (which amounted to £129 million).

(3) Net interest expense is calculated by adding net interest expense for the fiscal year ended 31 March 2004 (which amounted to £112 million) to the net interest expense for the six months ended 30 September 2004 (which amounted to £69 million) and subtracting net interest expense for the six months ended 30 September 2003 (which amounted to £39 million).

Certain financial information in the following section has been extracted without material adjustment from the Financial Information on pages F-2 to F-48 and from the Interim Results on pages F-49 to F-61 of this Offering Memorandum and should be read in conjunction with these sections. The historical financial information has been prepared in conformity with UK GAAP. UK GAAP differs in certain significant respects from US GAAP. The principal differences between UK GAAP and US GAAP as they relate to the Group are summarised in "Summary of Significant Differences between UK GAAP and US GAAP". Except for the historical information contained herein, the discussions in this section contain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed below. See "Disclosure Regarding Forward-Looking Statements" and "Risk Factors" in this Offering Memorandum. Prospective investors should read the whole of this document and not rely solely on key or summary information.

Overview of the Group

Invensys is the holding company for a group of businesses that manufacture and sell a wide range of products and services to businesses in many sectors, including the chemical, oil and gas, power generation, telecommunications, paper, food, dairy and pharmaceutical sectors.

The Group's businesses are as follows:

- the ***Process Systems*** business designs, manufactures, installs, commissions and tests software and computer-based hardware for the automation and regulation of plant operations, the management of certain administrative functions of manufacturing businesses and simulations of the operations of manufacturing processes;
- the ***Eurotherm*** business provides control and measurement instrumentation solutions and services to manage specific parameters of the manufacturing process, such as temperature and pressure, for the global industrial control and process markets;
- the ***APV*** business provides process equipment, automation solutions, project management and services to food, beverage, personal care, pharmaceutical, chemical and other industrial producers;
- the ***Rail Systems*** business designs, manufactures, supplies, installs, commissions and tests safety related rail signalling and control systems for mainline, metro and freight railways;
- the ***Controls*** business represents the combination, as at 1 October 2004, of the following businesses that used to be operated separately:
    - the ***Climate Controls*** business provides thermostats and other components, systems and services that are used to control the comfort and safety of residential and commercial living environments; and
    - the ***Appliance Controls*** business provides electronic and mechanical control solutions and services for appliances. The business offers over 150 product lines in the laundry, cooking, refrigeration, dishwashing and small appliances sectors; and

Businesses for sale include Lambda, a provider of standard power supply solutions used in industrial automation, telecommunications and medical products worldwide, and Baker, a provider of equipment, services and complete process-systems to the biscuit, confectionery, cereal and snack industries. The Company intends to continue to pursue its current plan for disposing of Lambda and Baker.

Current Trading and Prospects

The Board anticipates that the Group's overall third quarter earnings to 31 December 2004, which will be announced on 24 February 2005, will be in line with market expectations. The Controls business's performance was affected by some short-term operational issues, the impact of which was offset by generally better performances by the other four businesses. Overall, expectations for the year as a whole remain unchanged.

Critical Accounting Policies

The discussion and analysis of the Group's financial condition and results of operations are based upon the Group's audited consolidated financial statements for the fiscal years ended 31 March 2002, 2003 and 2004 and the Group's unaudited consolidated financial statements for the six months ended 30 September 2003 and 2004, which have been prepared in accordance with accounting principles generally accepted in the United Kingdom.

The Group's reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases its estimates on historical experience and on various other assumptions.

The selection of critical accounting policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the Group's financial statements. The Group believes the critical accounting policies detailed below involve the most significant judgments and estimates used in the preparation of its consolidated financial statements.

Impairment of Intangible and Tangible Fixed Assets

Intangible and tangible fixed assets are held at historic cost, net of amortisation and depreciation, less any provision for impairment. Tangible fixed assets are depreciated to their residual values on a straight line basis over their estimated useful lives. Goodwill is currently amortised over a period of 12 to 20 years.

UK GAAP requires that an impairment review is undertaken in respect of:

- capitalised goodwill, in the first full year after acquisition; and
- other capitalised goodwill and tangible fixed assets, if an indicator of impairment, such as an operating loss or cash outflow from operating activities or a significant adverse change in the business or market place, exists.

If indicators of impairment exist, an impairment review is carried out. In looking for indicators of impairment the Group is divided into income-generating units ("IGUs"), each IGU being a group of assets, liabilities and associated goodwill that generates income that is largely independent of other income streams. Estimates of future cash flows used to test the asset for impairment are based on current operating projections extended to the useful life of the asset group and are, by their nature, very subjective. These cash flows are discounted at a weighted average cost of capital, adjusted for any specific risks associated with the IGU being tested for impairment.

In the six months ended 30 September 2004, an impairment of £27 million was recorded in relation to the IMServ business (which is part of the Process Systems business) following a contract significant to the IMServ business not being renewed. In the year ended 31 March 2004 an impairment of £25 million was reported against two small businesses in the Process Systems business. In the year ended 31 March 2003 an impairment of £585 million was recorded against goodwill principally relating to the Baan business, which was sold by the Group in the six months ended 30 September 2003.

In the year ended 31 March 2002, following an exceptional market downturn in the former Power Systems division (which was split between the Powerware business (which was sold in April 2004 and is included in discontinued operations) and the Lambda business (which is included in the Businesses for sale)) asset write-downs of £203 million were recorded. These write-downs comprised £96 million of tangible fixed assets, £51 million of inventory, £48 million of receivables (trade and non-trade) and £8 million of other assets.

Deferred Taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date, where these result in an obligation to pay more tax, a right to pay less tax or a right to receive more tax, with the exceptions that follow. Where gains arise from fair value adjustments to fixed assets and where gains on disposals of fixed assets have been rolled over into replacement assets, tax is only provided if there is a binding contract to sell the revalued asset or the replacement asset at the balance sheet date. In these circumstances, tax is only provided to the extent that rollover or further rollover is not likely to occur. Provision is only made for deferred tax that would arise on remittance of retained earnings of overseas subsidiaries to the extent that, at the balance sheet date, dividends have been accrued. Deferred tax assets are only recognised to the extent that it is more likely than not that there will be suitable taxable profits from which the underlying timing differences can be deducted. At 31 March 2004, the Group had not recognised deferred tax assets on tax losses with a value of £300 million.

Pension Costs and Other Post-Retirement Benefits

With effect from 1 April 2003, the Group adopted the full provisions of Financial Reporting Standard No. 17 ("FRS 17") and restated the prior year comparatives. Financial information in respect of the year ended

31 March 2002 remains on a SSAP 24 basis. The complex transitional arrangements within FRS 17 were designed for the gathering and disclosure of actuarial data over a two-year period prior to full adoption of the accounting requirements of the standard. In the case of the Company, such data was intended to facilitate the full adoption of the standard for the year ending 31 March 2004 and the restatement of the accounts for the year ended 31 March 2003. The information that would be necessary to enable the restatement of the accounts for the year ended 31 March 2002 was not required to be collected contemporaneously.

In accordance with FRS 17, the full pension asset/liability (net of deferred taxation) is recognised on the balance sheet based on an actuarial assessment of the future pension and post-retirement obligations and in the case of funded schemes a valuation of the underlying investment portfolio. Within the profit and loss account, reported performance is also influenced by the assumptions as to the likely performance of the pension scheme investments.

While FRS 17 specifies certain parameters, the actuarial assessments necessarily include an element of judgement with regard to future events including general economic trends (interest rates and inflation) and life expectancies for the scheme membership. The valuation of the largest Invensys pension schemes in the UK and US are sensitive to these assumptions due to the composition of the membership, with a low proportion of active contributing members compared with deferred and current pensioners.

Revenue Recognition: Long Term Contracts

Turnover relating to long-term contracts represents the value of work performed during the year, in accordance with UK Statement of Standard Accounting Practice No. 9, using the percentage of completion method of accounting, which relies on estimates of total expected contract revenues and costs. This method is followed due to the fact that reasonably dependable estimates of the revenue and costs applicable to various stages of a contract can be made. Since the financial reporting of these contracts depends on estimates, which are assessed continually during the term of the contract, recognised revenues and profits are subject to revisions as the contract progresses to completion. Revisions in profit estimates are reflected in the period in which the facts that give rise to the revision become known. Accordingly, favourable changes in estimates result in additional profit recognition, and unfavourable changes in estimates result in the reversal of previously recognised revenue and profits. When estimates indicate a loss under a contract, provision is made for such loss.

Provisions

Provisions for liabilities and charges are recorded in accordance with Financial Reporting Standard No. 12. Provisions include amounts relating to onerous lease rentals in respect of vacant property, other onerous contracts, legal claims and environmental liabilities. The level of provision is established by reference to prior experience and where appropriate, external advice. The actual financial outcome may differ significantly from these estimates.

Impact of International Financial Reporting Standards ("IFRS")

Currently, the Company prepares its consolidated accounts in accordance with UK GAAP. In June 2002, the Council of the EU adopted a regulation requiring all listed EU companies, including the Company, to apply IFRS (previously known as International Accounting Standards or "IAS") for accounting periods commencing on or after 1 January 2005. As a result, the Company will be required to prepare its accounts in accordance with IFRS with effect from 1 April 2005. The adoption of IFRS may have a material impact on the Group's reported results and financial position, and the Group is currently conducting an assessment as to what this impact might be. The adoption of IFRS may also affect the classification of certain balance sheet items and have an impact on the reporting of business segments. The adoption of IFRS may, therefore, affect the valuation methods that investment analysts use to measure and evaluate the Group's performance. In addition, the presentation of certain of the Group's financial statements may vary materially, making it difficult to compare this information with that of the previous years.

Factors that Affect the Group's Results of Operations

The Group's Disposal Programmes

The Group has made a number of significant disposals as part of its disposal programmes in order to refocus the Group's business and manage its capital structure. As part of its disposal programmes, the Group has made

the following significant disposals in the past three years which have affected its results of operations during the periods under review:

- In May 2002, the Group completed the disposal of its Flow Control business to Flowserve Corporation, a provider of industrial flow management services, for net cash consideration of $535 million (£362 million).
- In October 2002, the Group completed the disposal of its Sensor Systems business to Honeywell International Inc. for net cash consideration of $394 million (£267 million), representing a gross consideration of $415 million (£281 million) less certain retained liabilities and certain transaction costs.
- In November 2002, the Group completed the disposal of its Rexnord business to RBS Acquisition Corporation (a member of the Carlyle Group) for gross consideration of $913 million (£581 million), less $33 million (£21 million) in respect of working capital, giving net proceeds of $880 million (£560 million).
- In November 2002, the Group completed the disposal of its Drive Systems business to the management team of the business and their investment partner Compass Partners European Equity Fund, L.P., for cash consideration of $145 million (£92 million).
- In December 2002, the Group completed the disposal of its Fasco Motors business to Tecumseh Products Company for net cash consideration of $415 million (£236 million).
- In July 2003, the Group completed the disposal of its Baan business to SSA Global Technologies, Inc. (formerly known as GAC Baan Acquisition LLC), which is jointly owned by Cerberus Capital Management II, L.P. and General Atlantic Partners LLC, for net cash consideration of $135 million (£82 million).
- In July 2003, the Group completed the disposal of its Teccor Electronics business to Littelfuse Inc. for net cash consideration of $44 million (£28 million) with a future payment of $5 million contingent upon sales of Teccor products reaching $107 million in 2005.
- In December 2003, the Group completed the disposal of its Metering business to a subsidiary of The Jordan Company, LLC, for gross cash consideration of $650 million (£374 million).
- In June 2004, the Group completed the disposal of its Powerware business to Eaton Corporation, for gross cash consideration of $560 million (£307 million).
- In June 2004, the Group completed the disposal of Hansen Transmissions to Allianz Capital Partners GmbH, for gross cash consideration of €132 million (£89 million).
- In September 2004, the Group completed the disposal of its APV Baker Goldsboro business to Turkington Industries for gross cash consideration of $11 million (£6 million).

Continuing Operations and Discontinued Operations

The Group reclassifies the financial information included in this Offering Memorandum in the line items relating to continuing operations and discontinued operations to take account of the disposals made pursuant to the disposal programme.

The Group's Business Profile

Historically, the Group reported its results for periods ending on 30 September and 31 March. A significant proportion of the operating profit for those periods fell in the last month of the period, for a number of reasons, including management focus on results in those periods, a higher profitability in those months due to the Group's reporting calendar, and, with respect to the Group's contracting businesses, where the majority of contracts are accounted for on a percentage of completion basis, the fact that many milestones were built around September and March.

Although the Group believes that the trend of higher operating profits in March and September may continue, due primarily to the Group's contracts and the residual focus of the Group's mid-level management, the Group believes that the trend is beginning to reverse, as a result of the Group's internal restructuring and the implementation of oversight procedures, as well as the beginning of Group quarterly reporting. However, given that a certain proportion of operating profit will continue to arise in March and September for the foreseeable future, the Group believes that it may be difficult to identify trading trends on a month-to-month basis.

Enhancement of Internal Controls

The Group continues to improve its internal controls through an increased focus on financial and operational processes. The continued improvement of internal controls will remain a focus for management.

Gas Valve Product Recall

In response to reported incidents (which, on some occasions, resulted in gas igniting and causing minor burns) involving gas valves (which are used to regulate the flow of gas in appliances) manufactured by the Climate controls business (now part of the Controls business), the Group commenced in 2004 voluntary recalls of, and offered to retrofit, specific populations of these valves. Customers have been notified and filings have been made with the relevant regulatory authorities, including the US Consumer Product Safety Commission.

Based on estimated costs for the gas valve recalls, a provision of £30 million was established as at 30 September 2004 through a charge to operating exceptional items in the profit and loss account. The charge is expected to be funded over several years through existing resources. See "Risk Factors—Risks relating to the Group's Businesses—The Group has product liability claims".

Principal Profit and Loss Account Items

Turnover

For the purposes of the Group's analysis of turnover and of operating profit, the Group has grouped its businesses into continuing operations and discontinued operations (which consists of businesses sold to date). The principal businesses in discontinued operations sold in the six months ended 30 September 2004 and the fiscal years ended 31 March 2002, 2003 and 2004 are discussed in "—Factors that Affect the Group's Results of Operations—The Group's Disposal Programmes". The Group's disposal programmes have been a significant factor in the reduction in the Group's turnover in the periods under review.

Exchange Rate Translation and Transactional Impacts on Turnover and Operating Profit

The Group's results of operations are affected by fluctuations in various foreign currency exchange rates due to the international scope of the Group's operations, although this exposure in itself affords the Group a degree of natural hedging. Because approximately 90% of the Group's sales and operating profit before exceptional items, goodwill amortisation and goodwill impairment are generated overseas and are translated into pounds sterling at the prevailing exchange rates for the relevant periods, both the Group's turnover and the Group's operating profit before exceptional items, goodwill amortisation and goodwill impairment are significantly impacted by factors relating to exchange rate translation. This translational exposure is mitigated in part by the geographically diverse nature of the Group's business due to the fact that the spread of earnings from around the world acts as a natural hedge against currency movements. In addition, the Group enters into foreign currency hedging arrangements to manage foreign currency risk. See "—Quantitative and Qualitative Disclosures about Market Risk—Currency Risk". In addition, the Group's turnover and the Group's operating profit before exceptional items, goodwill amortisation and goodwill impairment are affected by transactional effects of exchange rates which arise where actual sales and purchases are made by a business in a currency other than its own functional currency. However, the majority of the Group's businesses both sell their products and source raw materials within their local markets, in their functional currencies and therefore have limited transaction exposure. Where this is not the case, the Group's businesses are required to carry forward a percentage of their forecast currency flows. See "—Quantitative and Qualitative Disclosures about Market Risk—Currency Risk".

Sales from continuing operations decreased by £60 million and operating profit from continuing operations increased by £65 million from the year ended 31 March 2003 to the year ended 31 March 2004, of which a £33 million decrease and £3 million decrease, respectively, were attributable to the translational effect of exchange rate movements. Sales and operating profit from continuing operations decreased by £200 million and £116 million, respectively, from the year ended 31 March 2002 to the year ended 31 March 2003, of which a £137 million decrease and a £15 million decrease, respectively, were attributable to the translational effect of exchange rate movements.

Operating Exceptional Items, Goodwill Amortisation and Goodwill Impairment

The Group's operating exceptional items comprise restructuring costs, market-related asset write-downs, transition costs, costs associated with the March 2004 Refinancing Plan, fixed asset impairment and product recall costs.

Restructuring costs have arisen from a number of operational restructuring programmes undertaken by the Group, and include costs relating to headcount reductions, relocation of businesses, moves to lower-cost countries, rationalisation of operations, integration of acquisitions and office and facility closures. Restructuring costs totalled £223 million in the year ended 31 March 2002, £119 million in the year ended 31 March 2003, £76 million in the year ended 31 March 2004, £46 million in the six months ended 30 September 2003 and £28 million in the six months ended 30 September 2004.

A market-related asset write down of £76 million was recorded in the year ended 31 March 2002, due to the exceptional market downturn affecting the Group's power systems businesses, in particular the Powerware business (now sold and included with discontinued operations) and Lambda.

Transition costs relate to the restructuring of the Group as a consequence of its disposal programmes. Transition costs were £nil in the year ended 31 March 2002, £nil in the year ended 31 March 2003, £98 million in the year ended 31 March 2004, £68 million in the six months ended 30 September 2003 and £12 million in the six months ended 30 September 2004. See "—Factors that Affect the Group's Results of Operations—The Group's Disposal Programmes" for a description of the disposal programmes.

The total cost of the March 2004 Refinancing Plan was £112 million. Of this, £59 million of fees are being amortised over the term of the borrowing, £16 million was charged to interest and £23 million of the share costs were charged to the share premium account. The remaining £14 million was shown as refinancing costs.

Fixed asset impairment relates predominantly to freehold business and information technology assets. Fixed asset impairments were £nil in the year ended 31 March 2002, £nil in the year ended 31 March 2003, £48 million in the year ended 31 March 2004, £18 million in the six months ended 30 September 2003 and £63 million in the six months ended 30 September 2004. The impairments in the six months ended 30 September 2004 related predominantly to the Climate Controls business.

Product recall costs of £30 million were provided for in the six months ended 30 September 2004 relating to two valve product ranges within the Climate Controls business. See "—Factors that Affect the Group's Results of Operations—Gas Valve Product Recall" for a description of the product recalls.

Goodwill is amortised over the economic life of the interests acquired for a period not exceeding 20 years, depending upon the nature of the acquisition. A goodwill impairment charge of £585 million in the year ended 31 March 2003 resulted from the Group's review of the carrying value of goodwill capitalised on the balance sheet. In the year ended 31 March 2004 an impairment of £25 million was reported against two small businesses in Process Systems business. In the six months ended 30 September 2004 an impairment of £27 million was recorded in relation to the IMServ business (which is part of the Process Systems business) after a significant contract was not renewed.

OPERATING REVIEW FOR THE GROUP

The financial information in the following section has been extracted without material adjustment from the Financial Information on pages F-2 to F-48 and from the Interim Results on pages F-49 to F-61 of this Offering Memorandum and should be read in conjunction with these sections. Prospective investors should read the whole of this Offering Memorandum and not rely solely on key or summary information.

Prior to combining the Climate Controls business and the Appliance Controls business under a new business known as "Controls" effective 1 October 2004, the Group's continuing operations were operated through seven businesses: the Process Systems business, the Eurotherm business, the APV business, the Rail Systems business, the Climate Controls business, the Appliance Controls business, and the Businesses for sale. The Group's turnover, EBITDA, capital expenditure and operating profit before operating exceptional items, goodwill amortisation and goodwill impairment are summarised by business in the following tables for the fiscal years ended 31 March 2002, 2003 and 2004 and for the six-month periods ended 30 September 2003 and 2004.

Turnover by Business

	Fiscal year ended 31 March			Six months ended 30 September	
	2002	2003	2004	2003	2004
	(£ millions)			(unaudited) (£ millions)	
Continuing Operations					
Process Systems	830	752	754	375	349
Eurotherm	127	119	122	60	60
APV	387	372	387	193	174
Rail Systems	350	404	442	232	207
Climate Controls	826	743	647	338	286
Appliance Controls	409	394	376	188	178
Businesses for sale	339	284	280	130	142
Continuing Operations	3,268	3,068	3,008	1,516	1,396
Discontinued Operations	3,704	1,950	883	528	111
Total	6,972	5,018	3,891	2,044	1,507

Operating Profit Before Exceptional Items, Goodwill Amortisation and Goodwill Impairment

	Fiscal year ended 31 March			Six months ended 30 September	
	2002 (restated)	2003 (restated)	2004	2003	2004
	(£ millions)			(unaudited) (£ millions)	
Continuing Operations					
Process Systems	40	44	35	14	17
Eurotherm	19	19	17	8	7
APV	7	20	18	17	(6)
Rail Systems	42	55	62	32	26
Climate Controls	124	74	73	33	21
Appliance Controls	52	61	54	24	24
Businesses for sale	(26)	(38)	(11)	(10)	3
Corporate costs	(87)	(118)	(66)	(37)	(26)
Pension actuarial variation	62	–	–	–	–
Continuing Operations	233	117	182	81	66
Discontinued Operations	316	168	35	22	(3)
Total	549	285	217	103	63

EBITDA by Business

	Fiscal year ended 31 March			Six months ended 30 September	
	2002 (restated)	2003 (restated)	2004	2003	2004
	(£ millions)			(unaudited) (£ millions)	
Continuing Operations					
Process Systems	73	71	57	26	25
Eurotherm	24	22	20	10	8
APV	22	31	28	22	(2)
Rail Systems	46	60	66	34	28
Climate Controls	151	94	92	44	28
Appliance Controls	74	81	74	35	32
Businesses for sale	(15)	(30)	(2)	(5)	8
Corporate costs	(87)	(118)	(66)	(37)	(25)
Pension actuarial variation	62	–	–	–	–
Continuing Operations	350	211	269	129	102
Discontinued Operations	459	233	58	35	–
Total	809	444	327	164	102

Six Months Ended 30 September 2004 Compared with Six Months Ended 30 September 2003

Turnover

The Group's turnover for the six months ended 30 September 2004 was £1,507 million compared with £2,044 million for the six months ended 30 September 2003, a decrease of 26.3%. This was principally due to discontinued operations where turnover was reduced by £417 million as a result of the disposal programme. The Group's turnover from continuing operations for the six months ended 30 September 2004 was £1,396 million compared with £1,516 million for the six months ended 30 September 2003, a decrease of 8.0%. This was primarily caused by reductions in the Climate Controls, Process Systems and Rail Systems businesses. The translation effect of movements in exchange rates represented £92 million of the reduction in turnover.

The Group's turnover from discontinued operations for the six months ended 30 September 2004 was £111 million compared with £528 million for the six months ended 30 September 2003, a decrease of 79.0%.

Operating Profit before Exceptional Items, Goodwill Amortisation and Goodwill Impairment

The Group's operating profit before exceptional items, goodwill amortisation and goodwill impairment for the six months ended 30 September 2004 was £63 million compared with £103 million for the six months ended 30 September 2003, a decrease of 38.8%. The Group's margins decreased to 4.2% for the six months ended 30 September 2004 from 5.0% for the six months ended 30 September 2003. This was primarily caused by a decrease of £25 million in discontinued operations.

The Group's operating profit before exceptional items, goodwill amortisation and goodwill impairment from continuing operations for the six months ended 30 September 2004 was £66 million compared with £81 million for the six months ended 30 September 2003, a decrease of 18.5%. The Group's margins from continuing operations decreased to 4.7% for the six months ended 30 September 2004 from 5.3% for the six months ended 30 September 2003. This was primarily caused by decreases in the APV and Climate Controls businesses, offset by improvements in Businesses for sale and lower corporate costs. The translation effect of movements in exchange rates represented £7 million of the reduction in operating profit before exceptional items, goodwill amortisation and goodwill impairment. The Group's operating profit before exceptional items, goodwill amortisation and goodwill impairment from discontinued operations for the six months ended 30 September 2004 was a loss of £3 million compared with a profit of £22 million for the six months ended 30 September 2003. The Group's margins from discontinued operations decreased to a negative 2.7% for the six months ended 30 September 2004 from a positive 4.2% for the six months ended 30 September 2003. This decrease reflects the different composition of businesses sold in each period.

Operating Exceptional Items, Goodwill Amortisation and Goodwill Impairment

The Group's operating exceptional items for the six months ended 30 September 2004 amounted to £133 million compared with £132 million for the six months ended 30 September 2003, an increase of 0.8%. The Group's operating exceptional items comprised restructuring costs of £28 million, transition costs of £12 million, fixed asset impairment of £63 million and product recall costs of £30 million (related to two valve product ranges within the Climate Controls business) for the six months ended 30 September 2004 compared to £46 million, £68 million, £18 million and £nil, respectively, for the six months ended 30 September 2003. Transition costs consisted of charges incurred for the restructuring of the Group as a result of the disposal programme.

The Group's goodwill amortisation for the six months ended 30 September 2004 was £16 million compared with £31 million for the six months ended 30 September 2003, a decrease of 48.4%. This was principally due to the disposals of the Baan and Powerware Businesses, which reduced the balance of goodwill capitalised on the balance sheet and as a result, reduced the periodic amortisation charge. See "—Factors that Affect the Group's Results of Operations—The Group's Disposal Programmes".

The Group recorded goodwill impairment of £27 million for the six months ended 30 September 2004 compared to £nil for the six months ended 30 September 2003. This related to impairment in relation to the IMServ business (which is part of the Process Systems business) after a significant contract was not renewed.

Total Operating Profit/(Loss)

The Group's total operating loss for the six months ended 30 September 2004 was £113 million compared with a loss of £60 million for the six months ended 30 September 2003. The decline was caused by lower operating profit before exceptional items, goodwill amortisation and goodwill impairment.

Corporate Exceptional Items and Finance Costs

The Group's corporate exceptional items for the six months ended 30 September 2004 were £287 million compared with £87 million for the six months ended 30 September 2003. For the six months ended 30 September 2004, the Group's corporate exceptional items were comprised mostly of losses on disposal of operations of £286 million. For the six months ended 30 September 2003, the Group's corporate exceptional items consisted principally of losses on disposal of operations and costs of closure of £54 million and £31 million, respectively.

The Group's net interest charge for the six months ended 30 September 2004 was £69 million compared with £39 million for the six months ended 30 September 2003, an increase of 76.9%. Overall the rise in interest charge compared to the prior year reflects the increased cost of borrowing under facilities agreed as part of the March 2004 Refinancing Plan.

The Group's other finance charges (FRS 17) were £8 million for the six months ended 30 September 2004 compared with £12 million for the six months ended 30 September 2003.

Loss on Ordinary Activities before Taxation

The Group's loss on ordinary activities before taxation for the six months ended 30 September 2004 was £477 million compared with £198 million for the six months ended 30 September 2003, an increase of 140.9%.

Tax on Loss on Ordinary Activities

Tax on loss on ordinary activities for the six months ended 30 September 2004 was a charge of £13 million compared with a credit of £49 million for the six months ended 30 September 2003. The tax charge is based on an allocation of the estimated tax charge for the full year. No tax relief has been attributed to restructuring and corporate exceptional items. The fiscal year ended 31 March 2003 included a credit in respect of prior year's tax of £64 million.

Loss and Loss Per Share

Loss for the six months ended 30 September 2004 was £477 million compared with £149 million for the six months ended 30 September 2003, an increase of 220.1%. This resulted in a loss per share of 8.4p for the six months ended 30 September 2004 compared with a loss per share of 4.3p for the six months ended 30 September 2003.

Fiscal Year Ended 31 March 2004 Compared with Fiscal Year Ended 31 March 2003

Turnover

The Group's turnover for the fiscal year ended 31 March 2004 was £3,891 million compared with £5,018 million for the fiscal year ended 31 March 2003, a decrease of 22.5%. This was principally due to discontinued operations where turnover was reduced by £1,067 million as a result of the disposal programme. The Group's turnover from continuing operations for the fiscal year ended 31 March 2004 was £3,008 million compared with £3,068 million for the fiscal year ended 31 March 2003, a decrease of 2.0%. This was primarily caused by a reduction in the Climate Controls business offset by an increase in the Rail Systems business. The translation effect of movements in exchange rates represented £33 million of the reduction in turnover.

The Group's turnover from discontinued operations for the fiscal year ended 31 March 2004 was £883 million compared with £1,950 million for the fiscal year ended 31 March 2003, a decrease of 54.7%.

Operating Profit before Exceptional Items, Goodwill Amortisation and Goodwill Impairment

The Group's operating profit before exceptional items, goodwill amortisation and goodwill impairment for the fiscal year ended 31 March 2004 was £217 million compared with £285 million for the fiscal year ended 31 March 2003, a decrease of 23.9%. The Group's margins decreased to 5.6% for the fiscal year ended 31 March 2004 from 5.7% for the fiscal year ended 31 March 2003. This was primarily caused by the higher margin businesses in discontinued operations in the year ended 31 March 2003, offset in part by an improvement in continuing operations due to a decrease in corporate costs.

The Group's operating profit before exceptional items, goodwill amortisation and goodwill impairment from continuing operations for the fiscal year ended 31 March 2004 was £182 million compared with £117 million for the fiscal year ended 31 March 2003, an increase of 55.6%. The Group's margins from continuing operations increased to 6.1% for the fiscal year ended 31 March 2004 from 3.8% for the fiscal year ended 31 March 2003. This was primarily caused by a £52 million decrease in corporate costs. The translation effect of movements in exchange rates represented a reduction of £3 million to operating profit before exceptional items, goodwill amortisation and goodwill impairment.

The Group's operating profit before exceptional items, goodwill amortisation and goodwill impairment from discontinued operations for the fiscal year ended 31 March 2004 was £35 million compared with £168 million for the fiscal year ended 31 March 2003, a decrease of 79.2%. The Group's margins from discontinued operations decreased to 4.0% for the fiscal year ended 31 March 2004 from 8.6% for the fiscal year ended 31 March 2003.

Operating Exceptional Items, Goodwill Amortisation and Goodwill Impairment

The Group's operating exceptional items for the fiscal year ended 31 March 2004 were £236 million compared with £119 million for the fiscal year ended 31 March 2003, an increase of 98.3%. The Group's operating exceptional items comprised restructuring costs of £76 million, transition costs of £98 million, refinancing costs of £14 million and fixed asset impairment costs of £48 million for the fiscal year ended 31 March 2004 compared to £119 million, £nil, £nil and £nil respectively for the fiscal year ended 31 March 2003.

The Group's goodwill amortisation for the fiscal year ended 31 March 2004 was £53 million compared with £122 million for the fiscal year ended 31 March 2003, a decrease of 56.6%, reflecting the impact of impairments recorded and disposals.

The Group recorded goodwill impairment of £25 million in the year ended 31 March 2004 compared with £585 million in the year ended 31 March 2003. This resulted from the Group's review of the carrying value of goodwill capitalised on the balance sheet. The charge in the year ended 31 March 2004 related to two small businesses within the Process Systems business. The charge in the year ended 31 March 2003 related to the goodwill capitalised in respect of the Baan and Densei acquisitions, which accounted for £565 million and £20 million of the charge, respectively. The Baan business was subsequently disposed of. See "—Factors that Affect the Group's Results of Operations—The Group's Disposal Programmes".

Total Operating Loss

The Group's total operating loss for the fiscal year ended 31 March 2004 was £97 million compared with a total operating loss of £541 million for the fiscal year ended 31 March 2003. The reduction in the loss was due to the goodwill impairment charge of £585 million within the year ended 31 March 2003, partially offset by the reduced size of the Group due to the disposal programme.

Corporate Exceptional Items and Finance Costs

The Group's corporate exceptional items for the fiscal year ended 31 March 2004 were £136 million compared with £705 million for the fiscal year ended 31 March 2003, a decrease of 80.7%. For the fiscal years ended 31 March 2004 and 2003, the Group's corporate exceptional items were mostly comprised of losses on disposals of operations and costs of closure of £96 million and £32 million, respectively, compared to £664 million and £29 million, respectively, for the year ended 31 March 2003.

The Group's net interest charge for the fiscal year ended 31 March 2004 was £112 million compared with £113 million for the fiscal year ended 31 March 2003, a decrease of 0.9%. The charge for the year ended 31 March 2004 included £42 million of non-recurring items related to the March 2004 Refinancing Plan.

The Group's other finance charges (FRS 17) for the fiscal year ended 31 March 2004 were £23 million, compared with a credit of £30 million for the fiscal year ended 31 March 2003.

Loss on Ordinary Activities before Taxation

The Group's loss on ordinary activities before taxation for the fiscal year ended 31 March 2004 was £368 million compared with £1,329 million for the fiscal year ended 31 March 2003, a decrease of 72.3%.

Tax on Loss on Ordinary Activities

Tax on loss on ordinary activities for the fiscal year ended 31 March 2004 was a credit of £35 million compared with a charge of £57 million for the fiscal year ended 31 March 2003. The tax credit for the year ended 31 March 2004 comprised a charge for taxation on ordinary activities of £42 million, a prior year net tax credit of £65 million and a deferred tax credit of £12 million. The tax charge for the year ended 31 March 2003 included a £9 million charge on corporate exceptional items.

Loss and Loss Per Share

Loss for the fiscal year ended 31 March 2004 was £328 million compared with a loss of £1,380 million for the fiscal year ended 31 March 2003, a decrease of 76.2%. This resulted in a loss per share of 9.0p for fiscal year ended 31 March 2004 compared with a loss per share of 39.4p for fiscal year ended 31 March 2003.

Fiscal Year Ended 31 March 2003 Compared with Fiscal Year Ended 31 March 2002

Turnover

The Group's turnover for the fiscal year ended 31 March 2003 was £5,018 million compared with £6,972 million for the fiscal year ended 31 March 2002, a decrease of 28.0%. This was principally due to discontinued operations where turnover was reduced by £1,754 million as a result of the disposal programme. The Group's turnover from continuing operations for the fiscal year ended 31 March 2003 was £3,068 million compared with £3,268 million for the fiscal year ended 31 March 2002, a decrease of 6.1%. This was primarily caused by reductions in the Process Systems and Climate Controls businesses and offset by increases in the Rail Systems business. The translation effect of movements in exchange rates represented £137 million of the reduction in turnover.

The Group's turnover from discontinued operations for the fiscal year ended 31 March 2003 was £1,950 million compared with £3,704 million for the fiscal year ended 31 March 2002, a decrease of 47.4%.

Operating Profit before Exceptional Items, Goodwill Amortisation and Goodwill Impairment

The Group's operating profit before exceptional items, goodwill amortisation and goodwill impairment for the fiscal year ended 31 March 2003 was £285 million compared with £549 million for the fiscal year ended 31 March 2002, a decrease of 48.1%. The Group's margins decreased to 5.7% for the fiscal year ended 31 March 2003 from 7.9% for the fiscal year ended 31 March 2002. This was caused by underperformance in certain businesses, together with a £31 million increase in corporate costs due primarily to an increase in costs relating to the Group's strategic initiative programme launched during the year and lower profits in discontinued operations.

Pension costs in respect of the year ended 31 March 2003 have been reported under FRS 17, while the year ended 31 March 2002 have been reported under SSAP 24. Regular pension costs under both FRS 17 and SSAP 24 have been allocated on a consistent basis in the business segments. SSAP 24 variation credits of £62 million are reported within operating profit and presented as a separate segment. FRS 17 finance related entries are reported as an element of finance costs.

The Group's operating profit before exceptional items, goodwill amortisation and goodwill impairment from continuing operations for the fiscal year ended 31 March 2003 was £117 million compared with £233 million for the fiscal year ended 31 March 2002, a decrease of 49.8%. The Group's margins from continuing operations decreased to 3.8% for the fiscal year ended 31 March 2003 from 7.1% for the fiscal year ended 31 March 2002. This was primarily caused by a £31 million increase in corporate costs along with reductions in profit in the Climate Control business and increases in losses in the Businesses for sale, which were partially offset by increases in profit in the Process Systems, APV and Rail Systems businesses. The translation effect of movements in exchange rates represented a reduction of £15 million in operating profit before exceptional items, goodwill amortisation and goodwill impairment.

The Group's operating profit before exceptional items, goodwill amortisation and goodwill impairment from discontinued operations for the fiscal year ended 31 March 2003 was £168 million compared with £316 million for the fiscal year ended 31 March 2002, a decrease of 46.8%. The Group's margins from discontinued operations increased to 8.6% for the fiscal year ended 31 March 2003 from 8.5% for the fiscal year ended 31 March 2002.

Operating Exceptional Items, Goodwill Amortisation and Goodwill Impairment

The Group's operating exceptional items for the fiscal year ended 31 March 2003 were £119 million compared with £299 million for the fiscal year ended 31 March 2002, a decrease of 60.2%. The Group's operating exceptional items comprised restructuring costs of £119 million for the fiscal year ended 31 March 2003 compared to £223 million for the fiscal year ended 31 March 2002. The year ended 31 March 2002 also included a market-related restructuring charge of £76 million, due to the exceptional market downturn affecting the Group's power systems businesses, in particular the Powerware business and the Lambda business, with no equivalent charge in the year ended 31 March 2003.

The Group's goodwill amortisation for the fiscal year ended 31 March 2003 was £122 million compared with £124 million for the fiscal year ended 31 March 2002, a decrease of 1.6%.

A goodwill impairment charge of £585 million in the year ended 31 March 2003 compared with £nil in the year ended 31 March 2002 resulted from the Group's review of the carrying value of goodwill capitalised on the balance sheet, and related to the goodwill capitalised in respect of the Baan and Lambda acquisitions, which accounted for £565 million and £20 million of the charge, respectively. The Baan business was subsequently disposed of. See "—Factors that Affect the Group's Results of Operations—The Group's Disposal Programmes".

Total Operating Profit/(Loss)

The Group's total operating loss for the fiscal year ended 31 March 2003 was £541 million compared with total operating profit of £128 million for the fiscal year ended 31 March 2002. This was caused by the Group's goodwill impairment charge of £585 million within the year ended 31 March 2003, the significantly reduced size of the Group due to the disposal programmes, the absence of a significant SSAP 24 pension actuarial variation credit, lower operating margins and operating exceptional items which totalled £119 million for the fiscal year ended 31 March 2003 compared to £299 million for the fiscal year ended 31 March 2002.

Corporate Exceptional Items and Finance Costs

The Group's corporate exceptional items for the fiscal year ended 31 March 2003 were £705 million compared with £816 million for the fiscal year ended 31 March 2002, a decrease of 13.6%. For the fiscal year ended 31 March 2003, the Group's corporate exceptional items were mostly comprised of losses on disposals of operations and costs of closure of £664 million and £29 million, respectively. For the fiscal year ended 31 March 2002, the Group's corporate exceptional items consisted principally of losses on disposal of operations, costs of closure and a fundamental reorganisation charge of £565 million, £45 million and £172 million, respectively. The fundamental reorganisation charge was incurred as a result of a strategy review, which led to certain balance sheet write downs.

The Group's net interest charge for the fiscal year ended 31 March 2003 was £113 million compared with £170 million for the fiscal year ended 31 March 2002, a decrease of 33.5%. This was primarily due to lower debt levels as a result of the disposal programmes.

The Group's other finance income (FRS 17) for the fiscal year ended 31 March 2003 was £30 million. There was no charge or credit under other finance income for the fiscal year ended 31 March 2002, as that year was reported under SSAP 24 and not FRS 17.

Loss on Ordinary Activities before Taxation

The Group's loss on ordinary activities before taxation for the fiscal year ended 31 March 2003 was £1,329 million compared with £858 million for the fiscal year ended 31 March 2002, an increase of 54.9%.

Tax on Loss on Ordinary Activities

Tax on loss on ordinary activities for the fiscal year ended 31 March 2003 was £57 million compared with £9 million for the fiscal year ended 31 March 2002, an increase of 533.3%. The charge for the year ended 31 March 2003 included a £9 million charge on corporate exceptional items. For the fiscal year ended 31 March 2003, the Group had an effective tax rate of 58% and for the fiscal year ended 31 March 2002, the Group had an effective tax rate of 29%. The underlying rate is impacted by a number of factors, including pension adjustments and losses incurred in the year in the US and the UK, for which no tax relief has been recognised. The tax rate for the year ended 31 March 2002 benefited from non-exceptional prior year credits of £40 million, compared to a £1 million change to the tax charge in the year ended 31 March 2003.

Loss and Loss Per Share

Loss for the fiscal year ended 31 March 2003 was £1,380 million compared with a loss of £869 million for the fiscal year ended 31 March 2002, an increase of 58.8%. This resulted in a loss per share of 39.4p for fiscal year ended 31 March 2003 compared with a loss per share of 24.8p for fiscal year ended 31 March 2002.

OPERATING REVIEW FOR THE BUSINESSES

The financial information in the following section has been extracted without material adjustment from the Financial Information on pages F-2 to F-48 and from the Interim Results on pages F-49 to F-61 of this Offering Memorandum and should be read in conjunction with these sections. Prospective investors should read the whole of this Offering Memorandum and not rely solely on key or summary information.

Process Systems Business

	Fiscal Year ended 31 March					Six months ended 30 September		
£ millions	2002	2003	% inc/(dec)	2004	% inc/(dec)	2003	2004	% inc/(dec)
Turnover	830	752	(9.4)%	754	0.3%	375	349	(6.9)%
OPBIT(1)	40	44	10.0%	35	(20.5)%	14	17	21.4%
% sales	4.8%	5.9%		4.6%		3.7%	4.9%	
Depreciation	33	27		22		12	8	
EBITDA	73	71	(2.7)%	57	(19.7)%	26	25	(3.8)%
% sales	8.8%	9.4%		7.6%		6.9%	7.2%	
Restructuring	32	32		12		7	2	
Capital expenditure	24	12		11		4	4	

(1) OPBIT means operating profit before exceptional items, goodwill amortisation and goodwill impairment.

The Process Systems business comprises the Process Systems business group, IMServ, Wonderware and ArchestrA®. The Process Systems business group comprises approximately 85% of the Process Systems business (measured by reference to turnover).

Turnover

Turnover for the Process Systems business for the six months ended 30 September 2004 was £349 million compared with £375 million for the six months ended 30 September 2003, a decrease of 6.9%. Excluding exchange rate movements, turnover increased by 1%. The increase in turnover (excluding exchange rate movements) was driven by higher sales in Europe, the Middle East and Africa ("EMEA") and strong sales to the hydrocarbons and power sectors, particularly in Asia Pacific and the Middle East, offset by a decline in sales in North America due to the winding down of a large long-term contract. Turnover in relation to the IMServ business was down due to the disposal of the Fieldtech operation during the prior fiscal year.

Turnover for the fiscal year ended 31 March 2004 was £754 million compared with £752 million for the fiscal year ended 31 March 2003, an increase of 0.3%. This increase in turnover was driven by higher sales in EMEA and Latin America, offset by a decline in sales in North America and Asia Pacific.

Turnover for the fiscal year ended 31 March 2003 was £752 million compared with £830 million for the fiscal year ended 31 March 2002, a decrease of 9.4%. The decrease in turnover was largely caused by decreased sales in the Process Systems business group and the impact of adverse exchange rate movements of approximately £50 million. Excluding exchange rate movements, turnover decreased by approximately 4%. In the Process Systems business group, turnover from operations in North America and EMEA decreased by 5% (£10 million) and 16% (£35 million) respectively. The decreased turnover in North America resulted primarily from operational issues in the business's Pacific Simulation software business resulting in lower sales, and in EMEA from decreased turnover resulting from a variation in the basis used to record shipments on certain contracts of the Process Systems business group. The relatively smaller sales for the Process Systems business group in Latin America decreased as a result of adverse exchange rate movements whereas turnover from Asia Pacific remained relatively stable. Turnover from the IMServ business decreased by £7 million or 8% year-on-year.

Operating Profit before Exceptional Items, Goodwill Amortisation and Goodwill Impairment

Operating profit before exceptional items, goodwill amortisation and goodwill impairment for the Process Systems business for the six months ended 30 September 2004 was £17 million compared with £14 million for the six months ended 30 September 2003, an increase of 21.4%. The margin increased to 4.9% for the six months ended 30 September 2004 from 3.7% for the six months ended 30 September 2003. The increase in operating profits for the six months ended 30 September 2004 compared to the equivalent period in the prior year was due to strong sales to the hydrocarbons and power sectors, particularly in Asia Pacific, along with increased sales in the instrumentation business and increased efficiencies across the business. The increase was partially offset by the costs of the implementation of certain process improvement programmes and the resolution during the first half of the fiscal year ended 31 March 2004 of certain accounting issues related to prior periods.

Operating profit before exceptional items, goodwill amortisation and goodwill impairment for the fiscal year ended 31 March 2004 was £35 million compared with £44 million for the fiscal year ended 31 March 2003, a decrease of 20.5%. The margin decreased to 4.6% for the fiscal year ended 31 March 2004 from 5.9% for the fiscal year ended 31 March 2003. The decrease in operating profit was driven by the resolution during the six months ended 30 September 2003 of certain accounting issues related to prior periods.

Operating profit before exceptional items, goodwill amortisation and goodwill impairment for the fiscal year ended 31 March 2003 was £44 million compared with £40 million for the fiscal year ended 31 March 2002, an increase of 10.0%. The margin increased to 5.9% for the fiscal year ended 31 March 2003 from 4.8% for the fiscal year ended 31 March 2002. The increase in operating profit was driven by the products-based businesses returning to previous operating margins as a result of cost reduction initiatives. The margin in North America increased due to improved project management and in Asia Pacific as a result of a stronger economy. Operating profit in Latin America declined as a result of costs relating to a profit sharing agreement, and EMEA declined significantly due to the impact of decreased turnover and increased costs due to a variation in the terms of certain contracts, which decreased operating profit by £13 million. In general, the tight controls over headcount and discretionary spending contributed to the margin improvement. These positive factors were offset partially by the higher costs of approximately £11 million associated with the development of ArchestrA®.

Capital Expenditure

Capital expenditure for the Process Systems business for the six month periods ended 30 September 2004 and 2003 remained constant at £4 million. These levels reflected capital expenditure for maintenance in the ordinary course of business.

Capital expenditure for the fiscal year ended 31 March 2004 was £11 million compared with £12 million for the fiscal year ended 31 March 2003. These levels reflected capital expenditure for maintenance in the ordinary course of business.

Capital expenditure for the fiscal year ended 31 March 2003 was £12 million compared with £24 million for the fiscal year ended 31 March 2002. The decrease resulted from a reduction in information technology expenditure, the completion of the investment projects in a manufacturing facility in Mexico and leasehold improvements at the Houston facility in the fiscal year ended 31 March 2002.

Eurotherm Business

£ millions	Fiscal Year ended 31 March					Six months ended 30 September		
	2002	2003	% inc/(dec)	2004	% inc/(dec)	2003	2004	% inc/(dec)
Turnover	127	119	(6.3)%	122	2.5%	60	60	–
OPBIT	19	19	–	17	(10.5)%	8	7	(12.5)%
% sales	15.0%	16.0%		13.9%		13.3%	11.7%	
Depreciation	5	3		3		2	1	
EBITDA	24	22	(8.3)%	20	(9.1)%	10	8	(20)%
% sales	18.9%	18.5%		16.4%		16.7%	13.3%	
Restructuring	6	–		1		1	–	
Capital expenditure	2	2		2		1	1	

Turnover

Turnover for the Eurotherm business for the six month periods ended 30 September 2004 and 2003 remained constant at £60 million. During the six months ended 30 September 2004, sales increased in North America and Asia Pacific due to increased demand.

Turnover for the fiscal year ended 31 March 2004 was £122 million compared with £119 million for the fiscal year ended 31 March 2003, an increase of 2.5%. The increase in turnover resulted from increased sales in Asia Pacific as well as contributions from specific growth initiatives. The increase in turnover was offset by declines in sales in the US.

Turnover for the fiscal year ended 31 March 2003 was £119 million compared with £127 million for the fiscal year ended 31 March 2002, a decrease of 6.3%. The decrease in turnover resulted from continued difficult trading conditions where overcapacity in important customer industries such as the semi-conductor, steel, plastics processing and automotive and aerospace industries resulted in decreased customer investments in the business's products.

Operating Profit before Exceptional Items, Goodwill Amortisation and Goodwill Impairment

Operating profit before exceptional items, goodwill amortisation and goodwill impairment for the Eurotherm business for the six months ended 30 September 2004 was £7 million compared with £8 million for the six months ended 30 September 2003, a decrease of 12.5%. The margin decreased to 11.7% in the six months ended 30 September 2004 from 13.3% in the six months ended 30 September 2003. The decrease in operating profit was due mainly to strong growth in the lower-margin Asia Pacific region and the currency transactional impact on gross margins due to the high proportion of Yuan and dollar sales. Initiatives are now underway to increase the level of sourcing from the Asia Pacific region in order to mitigate the currency transactional impact on operating profit.

Operating profit before exceptional items, goodwill amortisation and goodwill impairment for the fiscal year ended 31 March 2004 was £17 million compared with £19 million for the fiscal year ended 31 March 2003, a decrease of 10.5%. The margin decreased to 13.9% in the fiscal year ended 31 March 2004 from 16.0% for the fiscal year ended 31 March 2003. This was due to the higher proportion of lower-margin sales in Asia Pacific discussed above.

Operating profit before exceptional items, goodwill amortisation and goodwill impairment for the fiscal years ended 31 March 2003 and 2002 remained constant at £19 million. The margin increased to 16.0% in the fiscal year ended 31 March 2003 from 15.0% for the fiscal year ended 31 March 2002. The margin increase resulted primarily from the implementation of certain restructuring programmes to reduce the cost base of the business initiated in the previous fiscal years. These restructuring programmes included outsourcing manufacturing activities, downsizing the scale of operations in North America, merging manufacturing facilities in Europe and establishing a financial shared service centre for the European region.

Capital Expenditure

Capital expenditure for the Eurotherm business for the six months ended 30 September 2004 and 2003 remained constant at £1 million. There were no purchases of large capital items of plant and machinery. Generally, capital expenditure relates to tooling for new product development and information technology, and has typically remained below 2% of turnover.

Capital expenditure for the fiscal years ended 31 March 2004 and 2003 remained constant at £2 million. There were no purchases of large capital items of plant and machinery.

Capital expenditure for the fiscal years ended 31 March 2003 and 2002 remained constant at £2 million. There were no purchases of large capital items of plant and machinery.

APV Business

	Fiscal Year ended 31 March					Six months ended 30 September		
£ millions	2002	2003	% inc/(dec)	2004	% inc/(dec)	2003	2004	% inc/(dec)
Turnover	387	372	(3.9)%	387	4.0%	193	174	(9.8)%
OPBIT	7	20	185.7%	18	(10.0)%	17	(6)	(135.3)%
% sales	1.8%	5.4%		4.7%		8.8%	(3.4)%	
Depreciation	15	11		10		5	4	
EBITDA	22	31	40.9%	28	(9.7)%	22	(2)	(109.1)%
% sales	5.7%	8.3%		7.2%		11.4%	(1.1)%	
Restructuring	24	13		3		3	5	
Capital expenditure	14	5		6		5	3	

Turnover

Turnover for the APV business for the six months ended 30 September 2004 was £174 million compared with £193 million for the six months ended 30 September 2003, a decrease of 9.8%. The reduction in turnover primarily reflected the weaker project order flow in the EMEA region.

Turnover for the fiscal year ended 31 March 2004 was £387 million compared with £372 million for the fiscal year ended 31 March 2003, an increase of 4.0%. The increase in turnover reflected increased sales in the first half of the fiscal year ended 31 March 2004, which reflected a move to increase product sales through external channels.

Turnover for the fiscal year ended 31 March 2003 was £372 million compared with £387 million for the fiscal year ended 31 March 2002, a decrease of 3.9%. Turnover remained relatively stable in the two periods, although a decline in North America due to adverse trading conditions was partially offset by stronger solutions and services sales in Europe.

Operating Profit/(Loss) before Exceptional Items, Goodwill Amortisation and Goodwill Impairment

Operating profit/(loss) before exceptional items, goodwill amortisation and goodwill impairment for the APV business for the six months ended 30 September 2004 was a loss of £6 million compared with a profit of £17 million for the six months ended 30 September 2003, a decrease of 135.3%. The margins for the APV business decreased to a negative 3.4% for the six months ended 30 September 2004 from 8.8% for the six months ended 30 September 2003. This largely reflected a decrease in sales in the EMEA, particularly in the projects operations, where margins were impacted by cost overruns, pricing pressure and volume reductions. In addition, a detailed review of operations in Europe uncovered inappropriate project accounting related to prior periods in France, amounting to £4 million, which has been reflected within operating profit. APV is undertaking a 50-week performance improvement programme that has shown improvements in the second quarter of the fiscal year ended 31 March 2004 through a modification of the management structure, the removal of duplicative regional overheads and tight control of discretionary costs.

Operating profit before exceptional items, goodwill amortisation and goodwill impairment for the fiscal year ended 31 March 2004 was £18 million compared with £20 million for the fiscal year ended 31 March 2003, a decrease of 10.0%. The margin decreased to 4.7% for the fiscal year ended 31 March 2004 from 5.4% for the fiscal year ended 31 March 2003. The decrease in operating profit resulted from write-offs relating to prior years of £5 million during the second half of the fiscal year ended 31 March 2004.

Operating profit before exceptional items, goodwill amortisation and goodwill impairment for the fiscal year ended 31 March 2003 was £20 million compared with £7 million for the fiscal year ended 31 March 2002, an increase of 185.7%. The margin increased to 5.4% for the fiscal year ended 31 March 2003 from 1.8% for the

fiscal year ended 31 March 2002. The operational improvements and a closer integration between the business's products and solutions and services businesses contributed to the increase in operating profit. These improvements were enhanced by further restructuring with further headcount reductions and productivity initiatives being undertaken in Denmark and North America.

Capital Expenditure

Capital expenditure for the APV business for the six months ended 30 September 2004 was £3 million compared with £5 million for the six months ended 30 September 2003. Capital expenditure was restricted to maintenance expenditure only.

Capital expenditure for the fiscal year ended 31 March 2004 was £6 million compared with £5 million for the fiscal year ended 31 March 2003. Capital expenditure was restricted to maintenance expenditure only.

Capital expenditure for the fiscal year ended 31 March 2003 was £5 million compared with £14 million for the fiscal year ended 31 March 2002. The decrease was primarily attributable to decreased investments in information technology.

Rail Systems Business

	Fiscal Year ended 31 March					Six months ended 30 September		
£ millions	**2002**	**2003**	**% inc/(dec)**	**2004**	**% inc/(dec)**	**2003**	**2004**	**% inc/(dec)**
Turnover	350	404	15.4%	442	9.4%	232	207	(10.8)%
OPBIT	42	55	31.0%	62	12.7%	32	26	(18.8)%
% sales	12.0%	13.6%		14.0%		13.8%	12.6%	
Depreciation	4	5		4		2	2	
EBITDA	46	60	30.4%	66	10.0%	34	28	(17.6)%
% sales	13.1%	14.9%		14.9%		14.7%	13.5%	
Restructuring	3	1		1		–	–	
Capital expenditure	3	7		7		3	3	

Turnover

Turnover for the Rail Systems business for the six months ended 30 September 2004 was £207 million compared with £232 million for the six months ended 30 September 2003, a decrease of 10.8%. This was mainly due to the loss of a large North American logistics contract, delays in the passage of the US Transportation Bill and lower UK sales resulting from continued order delays from Network Rail.

Turnover for the fiscal year ended 31 March 2004 was £442 million compared with £404 million for the fiscal year ended 31 March 2003, an increase of 9.4%. Performance in the year was strong due to the growth in the UK and Spain benefiting from the high opening order book for large signalling renewals projects. Commencement of work on the smaller of the two London Underground signalling projects contributed £17 million in sales during the year.

Turnover for the fiscal year ended 31 March 2003 was £404 million compared with £350 million for the fiscal year ended 31 March 2002, an increase of 15.4%. The growth in 2003 was due to a substantial upturn in major project works in the United Kingdom, increased demand in Spain due to ancillary works for high speed rail lines and a switch by certain major US railroads into federally funded highway rail crossings where the Rail Systems business holds a strong market position.

Operating Profit before Exceptional Items, Goodwill Amortisation and Goodwill Impairment

Operating profit before exceptional items, goodwill amortisation and goodwill impairment for the Rail Systems business for the six months ended 30 September 2004 was £26 million compared with £32 million for the six months ended 30 September 2003, a decrease of 18.8%. The margin for the Rail Systems business decreased to 12.6% for the six months ended 30 September 2004 from 13.8% for the six months ended 30 September 2003. The benefits of margin improvements on certain contracts and a better sales mix was more than offset by volume decreases and higher costs for bonding, insurance and UK pension costs.

Operating profit before exceptional items, goodwill amortisation and goodwill impairment for the fiscal year ended 31 March 2004 was £62 million compared with £55 million for the fiscal year ended 31 March 2003, an increase of 12.7%. The margin increased to 14.0% for the fiscal year ended 31 March 2004 from 13.6% for the fiscal year ended 31 March 2003. The increase in profit was a result of higher sales and a number of successful project completions in the UK and Spain.

Operating profit before exceptional items, goodwill amortisation and goodwill impairment for the fiscal year ended 31 March 2003 was £55 million compared with £42 million for the fiscal year ended 31 March 2002, an increase of 31.0%. The margin increased to 13.6% for the fiscal year ended 31 March 2003 from 12.0% for the fiscal year ended 31 March 2002. This continued the improvement in margins from the previous year reflecting increased sales volume and effective cost management.

Capital Expenditure

Capital expenditure for the Rail Systems business for the six months ended 30 September 2004 and 2003 remained consistent at £3 miilion. Capital expenditure related to replacement of plant and machinery, computer equipment and other facility expenditure.

Capital expenditure for the fiscal years ended 31 March 2004 and 2003 remained consistent at £7 million. Capital expenditure related to replacement of plant and machinery, computer equipment and other facility expenditure.

Capital expenditure for the fiscal year ended 31 March 2003 was £7 million compared with £3 million for the fiscal year ended 31 March 2002. The increase in expenditure included the purchase of a configuration management toolset for engineering data and document control.

Controls Business

Effective 1 October 2004, the Climate Controls business and the Appliance Controls business were combined. The newly combined business is known as Controls. See "Business—Controls Business". The presentation below reflects the segmentation used for the interim results for the six-month period ended 30 September 2004.

Climate Controls Business

	Fiscal Year ended 31 March					Six months ended 30 September		
£ millions	**2002**	**2003**	**% inc/(dec)**	**2004**	**% inc/(dec)**	**2003**	**2004**	**% inc/(dec)**
Turnover	826	743	(10.0)%	647	(12.9)%	338	286	(15.4)%
OPBIT	124	74	(40.3)%	73	(1.4)%	33	21	(36.4)%
% sales	15.0%	10.0%		11.3%		9.8%	7.3%	
Depreciation	27	20		19		11	7	
EBITDA	151	94	(37.7)%	92	(2.1)%	44	28	(36.4)%
% sales	18.3%	12.7%		14.2%		13.0%	9.8%	
Restructuring	30	10		14		6	14	
Capital expenditure	19	22		9		4	5	

Turnover

Turnover for the Climate Controls business for the six months ended 30 September 2004 was £286 million compared with £338 million for the six months ended 30 September 2003, a decrease of 15.4%. This decrease in revenues was primarily due to the continued exit by the business from low margin contracting and building management in the US and the loss of specific US contracts. Weaker sales in the US offset stronger sales in Europe. In addition, Asia Pacific experienced weaker sales as a result of weaker revenues from reversing valves in Japan. The quarantine and subsequent recall of a large number of gas valves at the end of the period also caused a hiatus in production and sales of the affected product ranges. See "—Factors that Affect the Group's Results of Operations—Gas Valve Product Recall".

Turnover for the fiscal year ended 31 March 2004 was £647 million compared with £743 million for the fiscal year ended 31 March 2003, a decrease of 12.9%. This decrease in turnover was due to the disposal of low-margin contracting businesses and building management in the US.

Turnover for the fiscal year ended 31 March 2003 was £743 million compared with £826 million for the fiscal year ended 31 March 2002, a decrease of 10.0%. Nearly half of this reduction was due to exchange effects arising on translation. Excluding exchange rate movements, the decrease resulted from continued weakness in the broader economic environment in North America and Europe that resulted in lower demand in the end-user markets. In addition, the disposal of the business's relay production line in Europe resulted in further sales reductions. These trends were partially offset by continued sales growth in the retail and distribution businesses and increases in the commercial refrigeration business in North America.

Operating Profit before Exceptional Items, Goodwill Amortisation and Goodwill Impairment

Operating profit before exceptional items, goodwill amortisation and goodwill impairment for the Climate Controls business for the six months ended 30 September 2004 was £21 million compared with £33 million for the six months ended 30 September 2003, a decrease of 36.4%. The margin for the Climate Controls business decreased to 7.3% for the six months ended 30 September 2004 from 9.8% for the six months ended 30 September 2003. The decrease in operating profit was due to lower sales volumes, pricing pressure on reversing valves in Japan and increases in metal prices and other costs.

Operating profit before exceptional items, goodwill amortisation and goodwill impairment for the fiscal year ended 31 March 2004 was £73 million compared with £74 million for the fiscal year ended 31 March 2003, a decrease of 1.4%. The margin increased to 11.3% for the fiscal year ended 31 March 2004 from 10.0% for the fiscal year ended 31 March 2003. At constant exchange rates operating profit increased by 3% from the prior period with improved profitability from restructuring in Europe, the disposal of low-margin contracting businesses in the US and higher margins achieved on new heating products. This was partially offset by pricing pressure for reversing valves in Japan and by the impact of the weaker dollar.

Operating profit before exceptional items, goodwill amortisation and goodwill impairment for the fiscal year ended 31 March 2003 was £74 million compared with £124 million for the fiscal year ended 31 March 2002, a decrease of 40.3%. The margin decreased to 10.0% for the fiscal year ended 31 March 2003 from 15.0% for the fiscal year ended 31 March 2002. Operating profit was affected by lower sales volumes. The decline in operating margins resulted from competitive pricing pressure in Japan and the United States, particularly in reversing valves, and the losses in building systems and contracting services businesses in North America. In addition, the business was affected by lower demand as a result of the delayed recovery in the US and European commercial building markets.

Capital Expenditure

Capital expenditure for the Climate Controls business for the six months ended 30 September 2004 was £5 million compared with £4 million for the six months ended 30 September 2003. Capital expenditure continued at a level to meet the ongoing capital requirements of the business.

Capital expenditure for the fiscal year ended 31 March 2004 was £9 million compared with £22 million for the fiscal year ended 31 March 2003. Capital expenditure was reduced to the level necessary to meet the ongoing capital requirements of the business.

Capital expenditure for the fiscal year ended 31 March 2003 was £22 million compared with £19 million for the fiscal year ended 31 March 2002. The increase in capital expenditure was due to investment in the business's engineering facilities upgrade and new information technology systems for the building management systems business in North America.

Appliance Controls Business

	Fiscal Year ended 31 March					Six months ended 30 September		
£ millions	**2002**	**2003**	**% inc/(dec)**	**2004**	**% inc/(dec)**	**2003**	**2004**	**% inc/(dec)**
Turnover	409	394	(3.7)%	376	(4.6)%	188	178	(5.3)%
OPBIT	52	61	17.3%	54	(11.5)%	24	24	–
% sales	12.7%	15.5%		14.4%		12.8%	13.5%	
Depreciation	22	20		20		11	8	
EBITDA	74	81	9.5%	74	(8.6)%	35	32	(8.6)%
% sales	18.1%	20.6%		19.7%		18.6%	18.9%	
Restructuring	9	4		5		3	–	
Capital expenditure	10	10		14		11	3	

Turnover

Turnover for the Appliance Controls business for the six months ended 30 September 2004 was £178 million compared with £188 million for the six months ended 30 September 2003, a decrease of 5.3%. The decrease in turnover resulted from exchange rate translation losses caused by the weaker dollar which was offset by solid growth in Europe and South America with slightly weaker demand in North America.

Turnover for the fiscal year ended 31 March 2004 was £376 million compared with £394 million for the fiscal year ended 31 March 2003, a decrease of 4.6%. A difficult first quarter, along with a weaker dollar, resulted in lower volumes in the business's North American and European operations, partially offset by rising sales in South America.

Turnover for the fiscal year ended 31 March 2003 was £394 million compared with £409 million for the fiscal year ended 31 March 2002, a decrease of 3.7%. In 2003 sales grew in North America as markets recovered and the business's market share increased. In Europe sales declined slightly due to pricing pressures, discontinuance of certain product lines and reduction in electromechanical sales volumes. This was partially offset by general market growth and new product introductions. Export sales from South America increased as a result of the currency devaluation but any net underlying increases were offset by exchange rate losses resulting from a weaker dollar.

Operating Profit before Exceptional Items, Goodwill Amortisation and Goodwill Impairment

Operating profit before exceptional items, goodwill amortisation and goodwill impairment for the Appliance Controls business for the six month periods ended 30 September 2004 and 2003 remained constant at £24 million. The margin increased to 13.5% for the six months ended 30 September 2004 from 12.8% for the six months ended 30 September 2003. Operating profit remained stable and the operating margin improved as volume increases more than offset increases in raw material and insurance costs.

Operating profit before exceptional items, goodwill amortisation and goodwill impairment for the fiscal year ended 31 March 2004 was £54 million compared with £61 million for the fiscal year ended 31 March 2003, a decrease of 11.5%. The margin decreased to 14.4% for the fiscal year ended 31 March 2004 from 15.5% for the fiscal year ended 31 March 2003. The reduction in operating profit was primarily related to volume declines, together with adverse competitive conditions created by the planned sale of the Appliance Controls business, which was withdrawn from sale in conjunction with the March 2004 Refinancing Plan. An aggressive Six-Sigma and lean enterprise programme focusing on the elimination of waste provided reductions in the cost base to offset certain pricing pressures.

Operating profit before exceptional items, goodwill amortisation and goodwill impairment for the fiscal year ended 31 March 2003 was £61 million compared with £52 million for the fiscal year ended 31 March 2002, an increase of 17.3%. The margin increased to 15.5% for the fiscal year ended 31 March 2003 from 12.7% for the fiscal year ended 31 March 2002. The improvement resulted from restructuring projects undertaken in previous years, combined with direct material and fixed cost reduction activities. These improvements were partially offset by translational exchange rate losses caused by the weaker dollar.

Capital Expenditure

Capital expenditure for the Appliance Controls business for the six months ended 30 September 2004 was £3 million compared with £11 million for the six months ended 30 September 2003. The reduction is due to only general capital expenditure being incurred in the current period, whereas the prior six months included expenditure attributable to the early termination, via buyout, of certain operating leases for manufacturing equipment.

Capital expenditure for the Appliance Controls business for the fiscal year ended 31 March 2004 was £14 million compared with £10 million for the fiscal year ended 31 March 2003. This related to general expenditure on plant and equipment.

Capital expenditure for the Appliance Controls business for each of the fiscal years ended 31 March 2003 and 31 March 2002 was £10 million. This related to general expenditure on plant and equipment.

Powerware Business

Powerware's sale to Eaton Corporation for gross cash consideration of $560 million (£307 million) was completed in June 2004.

Businesses for Sale

£ millions	Fiscal Year ended 31 March					Six months ended 30 September		
	2002	2003	% inc/(dec)	2004	% inc/(dec)	2003	2004	% inc/(dec)
Turnover	339	284	(16.2)%	280	(1.4)%	130	142	9.2%
OPBIT	(26)	(38)	(46.2)%	(11)	71.1%	(10)	3	130.0%
% sales	(7.7)%	(13.4)		(3.9)%		(7.7)%	2.1%	
Depreciation	11	8		9		5	5	
EBITDA	(15)	(30)	(100.0)%	(2)	93.3%	(5)	8	260.0%
% sales	(4.4)%	(10.6)		(0.7)%		(3.8)%	5.6%	
Restructuring	37	11		13		11	5	
Market related write downs	29	–		–		–	–	
Capital expenditure	18	11		9		4	3	

Turnover

Turnover for Businesses for sale for the six months ended 30 September 2004 was £142 million compared with £130 million for the six months ended 30 September 2003, an increase of 9.2%. The increase resulted from an increase in turnover in both Lambda and Baker. The increase in Lambda was due to the recovery in technology markets in most regions, but particularly Asia, new high power programmable products introduced and the benefits of the restructuring initiated last year. The increase in Baker was primarily due to major projects announced in both the UK and Spain.

Turnover for the fiscal year ended 31 March 2004 was £280 million compared with £284 million for the fiscal year ended 31 March 2003, a decrease of 1.4%. Turnover at Lambda was consistent with the previous year, whilst turnover at Baker was lower due to lower opening orders in the UK.

Turnover for the fiscal year ended 31 March 2003 was £284 million compared with £339 million for the fiscal year ended 31 March 2002, a decrease of 16.2%. Adverse market conditions continued in Lambda in the fiscal year ended 31 March 2003 with a further reduction in turnover that was exacerbated by reduction in turnover of £22 million due to the cessation of the Group's construction and engineering business.

Operating Profit/(Loss) before Exceptional Items, Goodwill Amortisation and Goodwill Impairment

Operating profit/loss before exceptional items, goodwill amortisation and goodwill impairment for the Businesses for sale for the six months ended 30 September 2004 was a profit of £3 million compared with a loss of £10 million for the six months ended 30 September 2003, a decrease in losses of 130.0%. The combined businesses achieved profit of £3 million, with Lambda reporting a profit of £4 million and Baker a loss of £1 million.

Operating loss before exceptional items, goodwill amortisation and goodwill impairment for the fiscal year ended 31 March 2004 was a loss of £11 million compared with a loss of £38 million for the fiscal year ended 31 March 2003, a decrease in losses of 71.1%. The profit at Lambda was significantly higher due to material cost reductions and decreased overheads, whilst Baker posted an operating loss owing to completion problems on contracts commenced in 2003. The elimination of central costs during the year reduced costs.

Operating loss before exceptional items, goodwill amortisation and goodwill impairment for the fiscal year ended 31 March 2003 was a loss of £38 million compared with a loss of £26 million for the fiscal year ended 31 March 2002, an increase in losses of 46.2%. The Lambda business continued to follow downward market trends and along with additional central costs was the primary reason for the increased losses.

Capital Expenditure

Capital expenditure for the Businesses for sale for the six months ended 30 September 2004 was £3 million compared with £4 million for the six months ended 30 September 2003. The capital expenditure related to ongoing maintenance capital expenditure only.

Capital expenditure for the fiscal year ended 31 March 2004 was £9 million compared with £11 million for the fiscal year ended 31 March 2003. The capital expenditure related to ongoing maintenance capital expenditure only.

Capital expenditure for the fiscal year ended 31 March 2003 was £11 million compared with £18 million for the fiscal year ended 31 March 2002. Capital expenditure declined to only ongoing maintenance requirements for the businesses with no significant items of capital expenditure.

Liquidity and Capital Resources

Overview

The Group finances its capital and working capital requirements through a combination of cash flows from operating activities and long term debt financing. The Group's long-term borrowings consist of a mixture of debt securities and committed bank facilities, both term and revolving, together with a bonding facility to provide letters of credit and bank guarantees.

Historical Cash Flows

The table below summarises the cash flows of the Group for the fiscal years ended 31 March 2002, 2003 and 2004 and for the six-month periods ended 30 September 2003 and 2004.

This financial data has been extracted without material adjustment from the Financial Information on pages F-2 to F-48 of this Offering Memorandum and the Interim Results on pages F-49 to F-61 of this Offering Memorandum and should be read in conjunction with these sections.

	Fiscal year ended 31 March			Six months ended 30 September	
	2002	2003	2004	2003	2004
		(£ millions)		(unaudited) (£ millions)	
Net cash inflow/(outflow) from operating activities	536	210	(207)	(8)	(36)
Returns on investments and servicing of finance	(170)	(115)	(121)	(47)	(56)
Taxation	(43)	(62)	(73)	(50)	(19)
Capital expenditure and financial investment	(129)	(76)	(115)	(59)	(28)
Acquisitions and disposals	209	1,446	486	74	371
Equity dividends paid	(217)	(71)	–	–	–
Issue of ordinary shares	–	–	448	–	–
Other movements in net debt	16	128	152	37	(22)
Movement in net debt in period	202	1,460	570	(53)	210
Net debt at beginning of period	(3,218)	(3,016)	(1,556)	(1,556)	(986)
Net debt at end of period	(3,016)	(1,556)	(986)	(1,609)	(776)

Net Cash Inflow/Outflow from Operating Activities

Net cash outflow from operating activities was £36 million in the six months ended 30 September 2004 compared with £8 million in the six months ended 30 September 2003. The change was due principally to working capital outflows.

Net cash inflow from operating activities decreased between 2004 and 2003 by 198.6% or £417 million, to an outflow of £207 million in 2004 from an inflow of £210 million in 2003, and decreased between 2003 and 2002 by 60.8% or £326 million, to £210 million in 2003 from £536 million in 2002.

The three-year period was characterised by continued decreases in net cash inflow from operating activities primarily due to the Group's disposal programmes and accelerated pension contributions.

Returns on Investments and Servicing of Finance

Cash flows relating to returns on investments and servicing of finance were £56 million in the six months ended 30 September 2004. Cash flows relating to returns on investments and servicing of finance were £47 million in the six months ended 30 September 2003. The change was due to the Group's higher cost of borrowing following the March 2004 Refinancing Plan. The three-year period was characterised by continued decreases in cash flows relating to returns on investments and servicing of finance primarily due to the declining debt levels. The increase in 2004 was impacted by refinancing fees.

Taxation

Cash flows relating to taxation was £19 million in the six months ended 30 September 2004. Cash flows relating to taxation was £50 million in the six months ended 30 September 2003. The lower taxation was due to £37 million of legacy payments relating to the settlement of tax audits from prior fiscal years that were made in the six months ended 30 September 2003. The six months ended 30 September 2004 included a payment of £8 million in connection with the reorganisation undertaken in the prior year. The three-year period was characterised by continued decreases in cash flows relating to taxation due to the reduction in operating profits.

Capital Expenditure and Financial Investment

Cash flows relating to capital expenditure and financial investment was £28 million in the six months ended 30 September 2004. Cash flows relating to capital expenditure and financial investment was £59 million in the six months ended 30 September 2003. The lower capital expenditure was due to £26 million spent on the new wind turbine gearbox manufacturing facility in Lommel, Belgium for Hansen Transmissions in the six months ended 30 September 2003. Hansen Transmissions was sold in June 2004. The three-year period was characterised by continued decreases in cash flows relating to capital expenditure and financial investment reduction in the size of the Group and a reduction in expenditure across the continuing operations reflecting market conditions for the businesses.

Acquisitions and Disposals

Cash flows relating to acquisitions and disposals was £371 million in the six months ended 30 September 2004. Cash flows relating to acquisitions and disposals was £74 million in the six months ended 30 September 2003. The principal proceeds from disposals in the six months ended 30 September 2004 were £281 million relating to Powerware, £85 million relating to Hansen Transmissions and £5 million relating to APV Baker Goldsboro. The principal proceeds from disposals in the six months ended 30 September 2003 were £64 million relating to Baan and £24 million relating to Teccor, offset by additional costs relating to prior year disposals. The three-year period was characterised by the continued receipt of proceeds from the disposal programmes.

Equity Dividends Paid

Cash flows relating to equity dividends paid was £nil for the six month periods ended 30 September 2004 and 2003. The Group did not declare a final dividend for the year ended 31 March 2004 or 2003 and consequently there was no equity dividend paid in the six month periods ended 30 September 2004 or 2003.

Issue of Ordinary Shares

Cash flows relating to the issue of ordinary shares was £448 million for the year ended 31 March 2004 following the completion of the March 2004 Refinancing Plan.

Other Movements in Net Debt

The principal elements in other movements in net debt are exchange translation differences, net debt acquired or disposed of in respect of the acquisition or disposal of subsidiaries, the transfer of facility fees to/ from prepayments and the amortisation of facility fees within net debt. The periods under review are principally influenced by the movement of the dollar and euro against pounds sterling. In net debt, there was a translational loss of £21 million for the six months ended 30 September 2004, principally as a result of both a stronger dollar and euro.

Net Debt

Net debt was £776 million as at 30 September 2004. Net debt was £1,609 million as at 30 September 2003. The decrease was due principally to proceeds from the disposal programmes. The three-year period was characterised by the disposal programmes with cash flows from disposals enabling the Group to reduce its net debt in the years ended 31 March 2004 and 31 March 2003.

Historical Debt

The following table summarises the principal payments of the Group due by period on a consolidated basis as at 30 September 2004.

This financial data has been extracted without material adjustment from the Interim Results on pages F-49 to F-61 of this Offering Memorandum and should be read in conjunction with that section.

	Principal Payments Due by Period				
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
			(£ millions)		
Bank loans, other loans and bank overdrafts	1,568	34	71	490	973
Finance lease commitments	2	–	2	–	–
Total debt	1,570	34	73	490	973

Total debt amounted to £1,570 million as at 30 September 2004, compared with £2,005 million as at 30 September 2003. Net debt (defined as total debt less cash and short-term deposits) amounted to £776 million as at 30 September 2004 compared with £1,609 million as at 30 September 2003.

Total debt amounted to £1,552 million as at 31 March 2004, compared with £1,921 million as at 31 March 2003, and £3,522 million as at 31 March 2002. Net debt amounted to £986 million as at 31 March 2004 compared with £1,556 million as at 31 March 2003, and £3,016 million as at 31 March 2002.

Adjusted Debt after the Offering of the Notes

The following table summarises the principal payments of the Group due by period on a consolidated basis as at 30 September 2004 after adjusting for the offering of the Notes, the application of the proceeds thereof as set forth under "Use of Proceeds" and the repurchase and cancellation of the outstanding principal amount of the Medium Term Notes as if such events had taken place on 30 September 2004. This *pro forma* information has been prepared for illustrative purposes only to illustrate the effect on the commitments of the Group of the offering of the Notes. Because of its nature, this summary may not give a true picture of the financial position of the Group.

	Adjusted Principal Payments Due by Period				
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
			(£ millions)		
Bank loans, other loans and bank overdrafts	1,486	6	17	490	973
Notes offered hereby (including issue premium)	48	–	–	–	48
Finance lease commitments	2	–	2	–	–
Total debt	1,536	6	19	490	1,021

The Group has no uncommitted short-term facilities, but as of the date of this Offering Memorandum has available undrawn committed borrowing facilities totalling £196 million, all of which extend beyond 12 months.

Acquisitions and Joint Ventures

The covenants relating to the Notes and contained in the indenture governing the Notes contain certain provisions that will restrict, amongst other things and subject to specified exceptions, the Group's ability to incur additional debt, pay dividends and make other distributions, make investments and other restricted payments, create or permit to subsist any security on or over assets and sell assets. The restrictions imposed on the Group by the Notes may affect its ability to complete acquisitions and joint ventures. See "Description of Notes".

Capital Expenditure

From the fiscal year ended 31 March 2002 through the fiscal year ended 31 March 2004, the Group spent on average 3% of turnover per year on capital expenditures. The Group spent 1.8% of turnover on capital expenditures in the period ended 30 September 2004.

Contingent Liabilities

The Company had contingent liabilities in respect of guarantees of subsidiary undertakings, bank loans and overdrafts and bank indemnities totalling £1,010 million as at 30 September 2004 and £737 million as at 31 March 2004 as compared to £242 million as at 31 March 2003. The increase as at 30 September 2004 reflects the change in the primary borrower following the March 2004 Refinancing Plan.

Research and Development

This financial data for the years ended 31 March 2004, 2003 and 2002 has been extracted without material adjustment from the Financial Information on pages F-2 to F-48 of this Offering Memorandum and should be read in conjunction therewith.

Management believes that research and development is essential to maintaining and strengthening the market position of the Group through product improvements and innovation and creation of more efficient production processes. The research and development expenditure of the Group totalled £59 million for the six months ended 30 September 2004 (equal to 3.9% of turnover), £92 million for the six months ended 30 September 2003 (equal to 4.5% of turnover), £165 million for the fiscal year ended 31 March 2004 (equal to 4.2% of turnover), £222 million for the fiscal year ended 31 March 2003 (equal to 4.4% of turnover) and £265 million for the fiscal year ended 31 March 2002 (equal to 3.8% of turnover).

Quantitative and Qualitative Disclosures about Market Risk

The financial risk management of the Group focuses on the major areas of market risk. The Group's treasury policy seeks to ensure that:

- adequate financial resources are available for the development of the Group's businesses, ensuring also long-term security in support of our products for the benefit of customers. This includes the provision of funding for capital expenditure, working capital and the bonding requirements of our contract businesses; and
- financial risk of currency, interest rate and counterparty exposure is minimised as far as possible, as set out in the following sections, and that no speculative transactions are undertaken.

Group Treasury operates as a service centre from locations in the UK and the US within clearly defined guidelines. All transactions in financial instruments are exclusively for the purpose of managing and hedging interest rate and currency risk.

Policy in respect of the major areas of treasury management is set out below.

Currency Risk

Translation exposure. In common with other companies operating with many international subsidiaries, a currency risk arises on the translation of the results of foreign subsidiaries into sterling. This risk is not hedged.

Similarly a currency risk arises on the translation of the balance sheets of foreign subsidiaries into sterling. Any such gains or losses resulting from this translation are recorded in reserves where they are matched with the gains and losses on borrowings, foreign exchange contracts or currency swaps and other liabilities, referred to as economic net debt, in the relevant currency in order to hedge this risk. The Group targets ratios of liabilities to net assets (including goodwill in reserves) for each currency but also takes into account the currency of underlying cash flows compared to liabilities in those currencies. Anticipated disposal proceeds in a particular currency may cause some obligations to be increased substantially for short periods. As a consequence, non-sterling borrowings and other liabilities are held primarily in dollars, euro and Japanese yen. As at 30 September 2004, 92% of economic net debt was held in dollars, 19% was held in euro and 7% was held in Japanese yen, the remainder being held in other currencies or in pounds sterling (the equivalent of net cash of 18%).

Transaction exposure. Currency transaction exposure arises where actual sales and purchases are made by the Group's businesses in a currency other than their own functional currency. The incidence of this risk varies across the different businesses of the Group although the majority of sales and purchases will usually be in the local markets and in the functional currency. Where this is not the case, the Group's businesses are required to hedge 100% of their known currency exposures.

Policy also requires businesses to assess their forecast exposure and hedge an agreed percentage of non-functional currency cash flow and also to take action to protect any exposure where a bid is made which involves cash flows in non-functional currencies.

The Group uses forward currency contracts and currency options to manage transaction exposure.

Currency transaction exposure also arises from the capitalisation of subsidiaries, remittance from overseas of dividends, the making of acquisitions or the receipt of surplus disposal proceeds. The Group's policy is to cover capitalisation and dividends when they are committed and to manage exposure relating to borrowings, acquisitions and disposals as far as possible as a translation exposure. In order to achieve this, the Group uses forward currency contracts and, occasionally, currency options.

Interest Rate Risk

The Group's policy is to set the proportion of fixed and floating rate debt taking into account factors such as the interest rate, the business cycle and the Group's level of financial leverage. As part of current financing arrangements the Group has undertaken to ensure various ratios of fixed rate debt to total debt in the period up to March 2007 in respect of dollars and euro.

The Group uses fixed rate borrowings, interest rate swaps, forward rate agreements and currency swaps to manage its interest rate exposure.

As at 30 September 2004, £962 million was in fixed rate form, representing 124% of net debt. Based on the Group's debt position on 30 September 2004, a one percentage increase in dollar short-term interest rates would increase the net interest charge by £1 million. A one percentage increase in euro short-term interest rates would decrease the net interest charge by £2 million. A one percentage increase in sterling short-term interest rates would decrease the net interest charge by £1 million.

Commodity Risk

The Group's exposure to commodity risk is very limited.

Counterparty Risk

The Group monitors the identity of the counterparties with whom it deposits cash and transacts other financial instruments so as to control exposure to any territory or institution.

The Group is also exposed to a certain level of credit risk through the Group's customers. The Group manages this risk through trade letters of credit, credit insurance contracts, strict control of credit limits advised by external agencies and, where appropriate, advance payments, among other methods.

Liquidity Risk

The Group manages short-term fluctuations in liquidity by using the committed revolving credit facilities. Surplus cash is minimised as far as possible, consistent with the need to maintain liquidity in the many locations around the world where the Group maintains its operations. The Group monitors liquidity in many countries by electronic processes drawing directly on bank information and in other countries through weekly cash reports.

Contingencies and Retained Liabilities

In addition to the Group's borrowed money indebtedness, the Group has other substantial liabilities.

Pensions

The interaction of, among other things, increased life expectancy, poorly performing equity markets and low interest rates over the last several years has had a significant negative impact on the funding levels of the Group pension plans including the group plans in both the UK and the United States. This has materially and adversely affected the pension plan funding obligations of the Group. These developments have been exacerbated by the Group's extremely high proportion of pensioners relative to its active workforce. The UK Plan has approximately 108,500 participants, of which only approximately 4,000 are active. The US Plan has approximately 42,000 participants, of which only approximately 6,500 are active.

With respect to both the UK Plan and the US Plan, any decline in the equity market or future decreases in interest rates could increase the funding deficit and require additional funding contributions in excess of those expected.

United Kingdom. In the United Kingdom, the proportion of assets that can be invested in fixed interest securities is limited under the trust deed. Although pension plan contribution levels are currently determined by the Group, the Group is currently obliged by a statutory minimum funding requirement ("MFR") to fund the UK Plan to a certain minimum level. The actuarial assumptions used for the MFR contributions (which are currently nil) and for ongoing funding of the UK Plan are both different from the assumptions used for UK accounting purposes under FRS 17. The approximate funding deficit of the UK Plan disclosed in accordance with the requirements of FRS 17 was £326 million as at 30 September 2004.

Furthermore, in 2004 the UK government enacted significant changes to the regulatory framework for retirement benefits. These include a new pensions regulator that will be set up under the Pensions Act 2004, probably from April 2005. It will have significant powers in relation to UK pension schemes. These will include power to issue contribution notices on any group company which has been involved in any act or deliberate omission intended to reduce the level or recovery of a statutory debt and power to require financial support to be put in place where the employer of a scheme is a service company or is insufficiently resourced. These powers could be used to impose liability in respect of the UK Plan on Group companies including those which do not participate in it. The current statutory minimum funding requirement will be replaced, probably by the end of September 2005 with a new scheme specific funding requirement ("SSFR") under which the trustee will have responsibility to agree funding matters with the employer and to refer the matter to the new regulator where agreement cannot be reached. On such a referral, the regulator will have wide powers, for example, to set contribution rates. A requirement for sponsoring employers that are not in liquidation to fund the scheme to a level sufficient to meet the full buy-out costs of the rights of all scheme members (by purchasing annuities with an insurer) where a scheme is wound up on or after 11 June 2003 became law in March 2004. The government has announced a proposal to extend this obligation on employers that are in liquidation when the scheme winds up, probably from April 2005.

The trust deed of the UK Plan does not contain a unilateral power for the trustee of the UK Plan to wind up the UK Plan, however the trustee may make an application to the pensions regulator for an order to wind up the UK Plan. A winding up order can only be made if the pensions regulator is satisfied that both the winding up of the UK Plan is necessary to protect the interests of the members of the UK Plan and that it is reasonable to make such an order.

If the UK Plan were to start to wind up, the cost of buying out the benefits for all scheme members would be considerably more than the value placed on the liabilities (under FRS 17, the MFR or the ongoing funding basis) while the scheme is ongoing. Management has been advised by their actuarial advisers that the deficit in the UK Plan calculated on a winding up basis was approximately £1.4 billion as at 31 March 2003. If triggered, such a liability would have a material adverse effect on the Group's financial condition and results of operations and could result in the technical insolvency of the Company and most of its material UK subsidiaries.

United States. The interests of the participants in the US Plan are under the oversight of the Pension Benefit Guaranty Corporation (the "PBGC"), which is empowered to seek a court order to terminate a plan under its oversight if, among other things, the PBGC demonstrates that required minimum funding contributions under the US Plan have not been made or "the possible long-run loss" of the PBGC with respect to the plan "may reasonably be expected to increase unreasonably if the plan is not terminated". If a court were to determine that the US Plan failed to satisfy either of the foregoing tests, it could terminate the US Plan. As a result the Company and each of its subsidiaries in which it holds at least 80% of the voting power or equity (the "ERISA controlled group") would be jointly and severally liable for the full amount of the underfunded liability under the US Plan, which amounted to approximately $680 million as at 31 December 2003. If such underfunded amount were not to be paid to the PBGC upon its demand, the PBGC would be granted an automatic lien securing the underfunded amount, subject to a maximum amount of 30% of the net assets of all members of the ERISA controlled group.

On 25 February 2004, the Company entered into an agreement with the PBGC providing that the PBGC would forebear from instituting proceedings to terminate the US Plan in advance of or as a result of the Refinancing Plan or any sale of a business. In consideration for the PBGC's forbearance agreement, the Company agreed to accelerate contributions to the US Plan in order to maintain an agreed level of funding of the US Plan for a period not to exceed five years or until an agreed maximum level of funding of the US Plan is attained, if sooner. Pursuant to the agreement, the Company contributed $150 million over the three-month period following consummation of the Refinancing Plan, plus $28 million out of the disposal proceeds for the Powerware business, Hansen Transmissions and smaller disposals. The Company is obligated to contribute, as additional contributions, 4% of net proceeds from any future disposals during the term of the agreement plus such additional amount (in excess of the minimum funding requirements under ERISA), if any, required to

maintain the agreed level of funding. Under the agreement with the PBGC, "such additional amounts" are due by 31 March following the end of the plan year. These contributions are within the amounts provided for by the Company when it established the escrow account, which was set up in order to fund certain legacy liabilities, including pensions, as part of the Refinancing Plan. The PBGC's forbearance agreement will terminate under certain circumstances including the Company's failure to make the required contributions or acceleration of any credit facility under the Refinancing Plan.

Other. Apart from the UK and US pension plans the Group's other defined benefit schemes are relatively stable. The Group's US retiree health plan is an unfunded obligation for which a provision of $105 million was held as at 30 September 2004. While falling interest rates have increased the Group's liability under this scheme, Invensys believes the current reserves to be adequate in the circumstances. The Group also had a provision of approximately £118 million as at 30 September 2004 in respect of its other unfunded pension liabilities, mainly in Germany. A fall in interest rates would serve to increase these liabilities.

Recent payments made with respect to pensions. The Group continues to provide payments with respect to its pension liabilities, both out of operating cash flows and through the escrow account established as part of the March 2004 Refinancing Plan. The initial accelerated contribution of $125 million to the US Plan as required under the forbearance agreement with the PBGC was paid with funds from the escrow account. The sum funded from the escrow account included a contribution of $25 million to the US Plan, thereby satisfying the requirement to provide $150 million of accelerated contributions under the forbearance agreement with the PBGC. In addition, in the six month period ended 30 September, 2004, the Group made payments of £78 million to the UK Plan in respect of pension contributions and benefit payments, of which £3 million was made to defined contribution schemes and £5 million applied to benefits due under unfunded schemes. Neither of theses amounts were funded from the escrow account. Of the remaining £70 million, the Group funded £49 million from the escrow account, £16 million from disposals and £5 million from operating cash flows.

Asbestos and Silica

Group entities are defendants in a number of lawsuits in the United States and the United Kingdom in which the plaintiffs claim damages for personal injury arising from exposure to asbestos. The Group is also a defendant in a number of silica claims, and a lesser number of asbestos claims in the United States in which the plaintiffs claim damages for personal injury allegedly resulting from the failure of respirators made by a former Group entity to filter silica or asbestos dust. The potential exposure to the Group from these claims is reduced by available insurance, indemnification and cost sharing arrangements. In the fiscal year ended 31 March 2004, the Group's share of litigation and settlement costs (including attorneys' fees) totalled approximately £1 million.

Invensys believes that, given the profile of the claims, defences, settlement histories and available insurance, indemnification and cost-sharing arrangements, the asbestos and silica litigation involving members of the Group is manageable and does not present an imminent material financial risk to the Group.

Environmental

The Group's operations are subject to European, US and other laws and regulations governing the discharge of substances into the environment or otherwise relating to environmental protection including hazardous waste disposal and public and worker health and safety. The Group continually monitors and manages its exposure to environmental liabilities and has adopted an environmental policy that includes implementing a compliance programme at each of its manufacturing facilities. The Group is currently aware of expected environmental liabilities which consist primarily of retained liabilities of disposed businesses and environmental remediation projects at current and former manufacturing facilities. Of the Group's expected environmental liability exposure, £47 million is provided for in the Group's accounts as at 30 September 2004 and £3 million is expected to be covered by the Group's insurance policies.

Estimates of the future costs of environmental compliance and liabilities are imprecise due to numerous uncertainties. Such costs are affected by the enactment of new laws and regulations, the development and application of new technologies, the identification of new sites for which the Group may have remediation responsibility, the financial viability of responsible parties and the apportionment of remediation costs among them. It is possible the final resolution of the Group's currently known environmental matters may require expenditures that exceed current expectations, over an extended period of time and in a range of amounts that currently cannot be reasonably estimated.

Legacy Taxation

The Group is subject to retained or legacy tax liabilities resulting primarily from disposal of businesses and related activities and tax disputes originating from the Group's predecessor entities, BTR plc and Siebe plc. As at 30 September 2004, the Group provided £129 million against these items in accordance with the principles of FRS 12. The expected cash outflows from the provision are £36 million in the six months ended 31 March 2005, £85 million in the fiscal year ended 31 March 2006 and the remainder in subsequent periods.

Transition Costs

In conjunction with the Company's decision, announced in early 2003, to narrow the focus of the Group and embark on a programme of additional disposals, it was recognised that there would be cash outflows associated with the programme. These outflows are estimated at £100 million cash, plus certain asset write-offs. The most significant portion of the transition costs are leasehold property exit costs. The Group has a substantial portfolio of leasehold properties, many of which are currently surplus to the Group's operational requirements. The net cash cost of exiting from the surplus property portfolio is estimated at approximately £50 million, taking into account the expected proceeds from the sale of surplus freehold properties. The balance of transition costs are related to severance costs, costs of exiting global contracts and professional fees associated with the transition. The costs are being charged to the profit and loss account over the fiscal years ended 31 March 2004 and 2005.

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND US GAAP

The following briefly describes each of the significant differences between UK GAAP and US GAAP and, although not all encompassing, they should provide the reader with an indication of the major differences between UK GAAP and US GAAP that impact Invensys.

Intangible Fixed Assets

- Under UK GAAP, the merger between Siebe plc and BTR plc on 4 February 1999, which resulted in the formation of Invensys plc, was accounted for as a merger, but under US GAAP would have been accounted for as the purchase of BTR plc by Siebe plc. This would give rise to a significant difference on the accounting for intangible assets, including goodwill, and the related amortisation.
- Differences in accounting for other purchase transactions made historically by Invensys and its predecessor companies also would give rise to significant differences in intangible asset balances, primarily goodwill, and the related amortisation.
- Under UK GAAP goodwill on acquisitions up to 4 April 1998 was written off to reserves whereas under US GAAP amounts would have been capitalised. Furthermore goodwill arising under US GAAP is no longer amortised but is subject to impairment testing. Impairment provisions that might be required would differ between US and UK GAAP reflecting both differences in underlying carrying values and the bases of calculating the provision.

Pension Accounting

- The treatment of the merger between Siebe plc and BTR plc under purchase accounting for US GAAP would give rise to the recognition of a pension asset, in accordance with Statement of Financial Accounting Standards No. 87, *Employers' Accounting for Pensions.*
- The overall pension accounting would also be impacted by differences between UK GAAP and US GAAP related to actuarial methods used in measuring and recognising the value of the plan assets and accumulated benefit obligations.

Deferred Taxation

- Under UK GAAP, provision for deferred taxation is generally not made for timing differences arising from the possible repatriation of foreign earnings. Under US GAAP, deferred taxation is computed for all temporary differences between the tax and book bases of assets and liabilities including the possible repatriation of foreign earnings.
- The tax impact of the other US GAAP balance sheet and income statement differences would be reflected in deferred taxation.

Other Balance Sheet Differences

- The other balance sheet differences include items related to the fair value adjustments related to the use of purchase accounting for the merger valuation of fiscal instruments and derivatives, deferral of sale and leaseback profits, restructuring accruals and dividend accruals.

Loss on Disposals and Discontinued Operations

- The difference for loss on disposals would principally reflect the differing carrying values of goodwill attributed to the disposed business arising from matters identified above.

Restructuring Costs Charged to Goodwill Under EITF 95-3

- Under UK GAAP, Invensys charges to net income the costs, including redundancies, of integrating newly acquired businesses. Under US GAAP, certain of these costs may be charged to goodwill under the requirements of EITF 95-3 to the extent that the restructuring was contemplated at the time of the acquisition.

Software Capitalisation and Amortisation

- Under UK GAAP, the costs of developing software products for sale are expensed as incurred. Under US GAAP, the costs of developing software products for sale must be capitalised after technological feasibility has been established for the product in accordance with Statement of Financial Accounting Standards No. 86. Capitalised costs are amortised over the remaining estimated economic life of the product.

Other Income Statement Differences

- The other income statement differences include items related to the accounting for pension costs, elimination of acquired research and development costs, employee options, financial instruments and derivatives.

The financial information contained in the following section has been extracted without material adjustment from the Financial Information on pages F-2 to F-48 and from the Interim Results on pages F-49 to F-61 of this Offering Memorandum and should be read in conjunction with those sections. Prospective investors should read the whole of this document and not rely solely on the information in this section.

Overview of the Group

Invensys is the holding company for a group of businesses that manufacture and sell a wide range of products and services to businesses in many sectors, including the chemical, oil and gas, power generation, telecommunications, paper, food, dairy and pharmaceutical sectors.

The Group's businesses are as follows:

- the ***Process Systems*** business designs, manufactures, installs, commissions and tests software and computer-based hardware for the automation and regulation of plant operations, the management of certain administrative functions of manufacturing businesses and simulations of the operations of manufacturing processes;
- the ***Eurotherm*** business provides control and measurement instrumentation solutions and services to manage specific parameters of the manufacturing process, such as temperature and pressure, for the global industrial control and process markets;
- the ***APV*** business provides process equipment, automation solutions, project management and services to food, beverage, personal care, pharmaceutical, chemical and other industrial producers;
- the ***Rail Systems*** business designs, manufactures, supplies, installs, commissions and tests safety related rail signalling and control systems for mainline, metro and freight railways;
- the ***Controls*** business represents the combination, as at 1 October 2004, of the following businesses that used to be operated separately:
  - the ***Climate Controls*** business provides thermostats and other components, systems and services that are used to control the comfort and safety of residential and commercial living environments; and
  - the ***Appliance Controls*** business provides electronic and mechanical control solutions and services for appliances. The business offers over 150 product lines in the laundry, cooking, refrigeration, dishwashing and small appliances sectors; and
- ***Businesses for sale*** include Lambda, a provider of standard power supply solutions used in industrial automation, telecommunications and medical products worldwide, and Baker, a provider of equipment, services and complete process-systems to the biscuit, confectionery, cereal and snack industries. The Company intends to continue to pursue its current plan for disposing of Lambda and Baker.

The Group's Background

The Group was formed in 1999 when Siebe plc, a manufacturer and supplier of industrial and appliance controls, merged with BTR plc, an engineering group. Following the merger, the holding company of the combined group was renamed Invensys. Since the merger, the Group has undergone a significant amount of reorganisation and has completed a substantial number of business disposals.

In March 2004, the Group implemented the March 2004 Refinancing Plan, which included the arranging of the Senior Facilities and the Second Lien Facility as well as an offering of equity (which raised net proceeds of £450 million) and the offering of the Initial Euro Notes and the Dollar Notes. Due to the March 2004 Refinancing Plan, the Group was able to strengthen its balance sheet and now has greater flexibility to manage its long-term legacy liabilities and realise the potential of its businesses over the long term. Principal disposals in the current fiscal year include the Powerware and Hansen Transmissions businesses.

Process Systems Business

General. The Process Systems business designs, manufactures, installs, commissions and tests software and computer-based hardware for the automation and regulation of plant operations, the management of certain administrative functions of manufacturing business and simulations of manufacturing process operations. Customers of the business operate in many different areas of manufacturing, from process industries—such as hydrocarbons, metals and mining, power generation and utilities, water and waste water treatment—to the discrete, batch and hybrid sectors, including pharmaceuticals and fine chemicals. Process System's customers face constant pressure to reduce production costs. Their plants must function productively, safely and economically, while conforming to an increasingly challenging regulatory environment.

Products and services. The Process Systems business offers both standard products and more complex applications (including both design and service as well as standard products) in areas where, due to continually changing technology, customers frequently seek product upgrades from the business. The business works with customers to provide solutions that help them maximise return on investments and optimise performance across their supply chain. The business provides products and services under the following brands through which the Group markets itself:

- *Wonderware Software*, including ArchestrA® architecture software, which integrates plant data, including resource management, work-in-progress tracking, batch management, PC-based control and remote application viewing tools and interfacing plant floor devices and services relating to energy management. Through ArchestrA® information and software, the business has developed a strong position in software which is compatible with other software systems (so-called open architecture software);
- *Foxboro*, which provides information technology, automation and production process solutions for customers in the cement, chemical, metals, mining, oil and gas, pulp and paper, power, pharmaceutical and speciality chemicals industries;
- *SimSci-Esscor*, which provides industrial process simulation software and systems for a variety of industries, including oil and gas exploration, petroleum refining, petrochemical and chemical manufacturing, electrical power generation, mining, pulp and paper, and engineering and construction;
- *Triconex*, which provides products, systems, and services for safety, critical control, and turbo machinery applications; and
- *Avantis*, which provides enterprise asset management ("EAM") software and related services, including maintenance and materials management products and value-added services to improve the availability and utilisation of industrial assets.

Markets and customers. The Process Systems business's products and services are used in over 50,000 plants or plant networks worldwide in the sectors of oil, gas and chemicals, power generation, food and beverages, personal healthcare, fine chemicals, pharmaceuticals, pulp and paper, mining and cement and discrete and hybrid manufacturing. Developing markets also offer significant new opportunities for the business.

Over the past several years, many of the Process Systems business's customers have gone through significant consolidation. Further consolidation will provide significant opportunities for the business to sell its products into newly acquired production assets of existing clients. In addition, many of the business's customers have begun to outsource the maintenance and improvement of their production assets, which has provided an opportunity for the business to develop high-margin long-term service relationships with its existing customers. The business has a broad range of customers, most of whom are original equipment manufacturers in North America and Europe. Representative customers of the business include BASF, Shell, Exxon-Mobil and BP.

Competition. Principal competitors of the Process Systems business include ABB, Emerson Electric, Honeywell International, Siemens and Yokogawa Electric. Like Invensys, many of these competitors have undergone significant restructuring in recent years. Invensys believes that most of its competitors are showing an increasing emphasis on projecting a single brand image while retaining goodwill for long established sub-brands. Several of the Process Systems business's competitors have already developed common technological platforms for their respective products, and Invensys believes that other competitors will shortly follow suit. Invensys also believes that many of its competitors are targeting Asia and Latin America as growth markets.

Eurotherm Business

General. Eurotherm's customers need to control their manufacturing processes for productivity and safety reasons. They also need to acquire and record data of the process variables to qualify compliance with

manufacturing, regulatory and environmental standards. As such, customers can be diverse in nature, geography and industry, but typically include end users, resellers and original equipment manufacturers operating in the industrial machine control and process markets, including steel, glass, plastics, ceramics, pharmaceuticals and utility companies.

Products and services. Eurotherm offers solutions and services for specific aspects of the manufacturing process such as temperature, pressure and other similar variables. Products include industrial controllers, engineered solutions, data recorders, power controls, AC & DC drives, charged services and signal conditioning.

Markets and customers. The Eurotherm business benefits from a diversified customer base with no industry accounting for more than 25% of turnover. Further, the business's customer base is geographically diversified with approximately 60% in Europe, the Middle East and Africa, approximately 22% in the Americas and the remainder in the Asia Pacific region. With a sales presence throughout the world and globally integrated marketing, operations and research and development, the business has the ability to offer global support to a balanced mix of end users, original equipment manufacturers and the reselling business. The Eurotherm business has a large, long-established installed base across major economies along with a significant presence in emerging markets due to its strong reputation and brand recognition. The business has undertaken projects for the following customers: Corus, Pilkington, AstraZeneca, Loctite, Doughty Propellers and Thames Water.

Competition. Principal competitors of the Eurotherm business include Honeywell International, Mitsubishi Electric, Omron, Rockwell Automation, Siemens and Yokogawa Electric.

APV Business

General. The APV business supplies process equipment and automation solutions to the food, beverage, dairy, brewery and personal care industries. APV's domain knowledge within each of these industries has made it a leading supplier of process equipment, total automation solutions and asset services to these industries. The needs of APV's customers vary between developed and developing markets. Producers in developed markets mainly require upgrades and maintenance to their installations, but are also finding themselves under pressure to make their plants compliant with increasingly stringent regulations. In less developed markets, customers are largely looking to build new plants, thus requiring support, components, services and sometimes complete turnkey plant installations.

Products and services. The products offered by the APV business range from engineered components through to complete process plants equipped with the latest automation technology, as well as a range of support services running from installation to maintenance throughout the life of the plant. The business's product portfolio includes a wide range of pumps, valves, heat exchangers, homogenisers and plate evaporators. In addition, the business provides, through a separate solutions portfolio, design, engineering and related services covering hygienic processing requirements from UHT milk processing through to the production of crème brûlée and the manufacture of shampoos. The business's service offerings range from the provision of spare parts and contract maintenance to operational performance consulting.

Markets and customers. The APV business's customers include hygienic producers worldwide as well as original equipment manufacturers based in North America, Europe, the Middle East and Asia Pacific that provide both hygienic and non-hygienic producers with solutions tailored to meet their needs. The APV business has begun to reorganise its customer base and is initially focusing on five core customer segments, four of which (*global brands*, which includes Coca-Cola and L'Oreal; *fast-moving brands*, which includes Müller Milch and Actimel; *reassurance brands and commodity producers in developed markets*, which includes Arla Foods, Murray Goulburn and Land O'Lakes; and *financed customers in emerging markets*, which includes Lala and Al-Marai), specifically target the food, beverage and personal care industry sectors where the business's brand and installed base are strongest. The fifth segment covers sales through distributors or original equipment manufacturers in which the business's products are provided without related design and engineering or other services (so-called "transactions sales") to all sectors.

With the exception of the transactions sales segment, the APV business's customers rely on the business to provide design and engineering services backed by strong applications knowledge to help them deliver reliable, high quality, competitively-priced products to consumers. Given that the business's equipment may have an operational life of more than 40 years, customers who receive support from the business have traditionally been loyal and, Invensys believes, customers have typically seen the business as their supplier of first choice. The business expects to see more customer interest in long-term maintenance contracts as a result of increased customer focus on reducing operational costs and out-sourcing non-core activities.

Competition. Principal competitors of the APV business include Alfa Laval, GEA (a unit of mg technologies), SPX Corporation and Tetra Laval. Competition is fragmented across all of the APV business's customer groups, and APV operates in an industry where niche companies are common. The APV business is one of the few businesses competing worldwide across all of its five target segments.

Rail Systems Business

General. The Rail Systems business designs, manufactures, supplies, installs, commissions and tests safety-related rail-signalling and control systems for mainline, metro and freight railways. The business is among the market leaders in a number of geographical areas, including the UK (Westinghouse Rail Systems), Spain (Dimetronic), the US (signalling by Safetran Systems and logistics by Burco Services), and Asia Pacific (Westinghouse Signals Australia). Customers include government authorities, other rail infrastructure owners and private civil contractors.

Products and services. The Rail Systems business offers a wide range of products and services for safety-related rail signalling and control systems, including mainline signalling systems, mass transit signalling and train control systems, supervisory control and data acquisition ("SCADA") control and command systems and highway-crossing warning systems. In addition, the business provides warehousing, purchasing, packaging, pre-assembly and logistics management for railway construction and maintenance projects in North America. The products and services that the business provides are usually supplied as complete projects, including design, supply, commissioning and warranty support, and can take a number of years to complete. The business may undertake such projects as a main contractor, as a specialist subcontractor, as a member of a consortium or through an alliance or partnership with the customer or end-user.

Over the past several years, external sales of equipment have accounted for approximately 20% to 25% of the Rail Systems business's turnover; maintenance and logistics activities, mostly provided by Burco in the United States and Canada, have accounted for approximately 15% to 20% of turnover; and projects, which bring together the business's products, system engineering and project delivery skills and resources have accounted for the remaining 60% to 65% of turnover.

Markets and customers. Invensys believes the Rail Systems business is one of the top suppliers of safety-related signalling and control systems in the world and has the leading position in the UK, Spain and Portugal and is the second largest supplier in North America. (Source: Company estimates.) The business has a strong position in signalling controls in Australia and a number of other territories throughout the world and is the leading supplier of maintenance logistics and warehousing services in North America. (Source: Company estimates.)

The customer base for the Rail Systems business in each of its markets includes governmental authorities, other rail infrastructure owners and private civil contractors. The business's contract terms range from less than a year to up to 14 years (in the case of London Underground Public Private Partnership contracts), with a typical contract term of one to three years and a warranty extending for a further one or two years. Further, in some of the business's contracts, the business assumes liability for disruption costs resulting from a failure to supply correctly or on time. The Rail Systems business's contract values generally range between £1 million and £30 million over the contract term with an individual contract's sales in any one year usually not exceeding £20 million. Significant exceptions were the contracts that the business entered into in April 2003 with Bombardier Transportation (UK), a part of the Metronet Consortium, to design, supply, install, test and commission new signalling and train control equipment for the London Underground. These contracts, which run from 2003 to 2017, together have a combined value of £900 million.

Representative customers of the Rail Systems business include the Metronet and Tubelines (responsible for the London Underground Public Private Partnership in the UK), Network Rail, Union Railways, the Spanish and Portuguese railway authorities, North American Class 1 railroads, Kowloon Canton Railway, New York City Transit, Deutsche Bahn and Queensland Rail.

Competition. Principal competitors of the Rail Systems business include Alcatel, Alstom, Ansaldo (a unit of Finmeccanica, Bombardier), General Electric and Siemens. The business believes that overall, there are generally two or three significant competitors in each country or region in which it operates.

Climate Controls Business

General. The Climate Controls business provides thermostats and other components, systems and services that are used to control the comfort and safety of residential and commercial living environments. The business

holds a leading position in the cooling, commercial refrigeration, heating and residential safety markets. Customers of Climate Controls include original equipment manufacturers, wholesalers, distributors, retailers, contractors and project managers.

Products and services. The Climate Controls business seeks to offer a comprehensive portfolio of high quality, customer-oriented components, systems and services. These include brands widely recognised within the industry, such as Ranco® temperature controls and heat/cool unit controllers, Eberle® thermostats and room temperature sensors, Erie® valves and hydraulic control systems, Ener Stat® zone controls and electronic thermostats, Robertshaw® heating gas and gas ignition controls and thermostats, Firex® smoke alarms and heat alarms and Satchwell® building systems.

Markets and customers. The Climate Controls business occupies a leading position in the following markets in which it operates: Cooling, Commercial Refrigeration, Heating and Safety. (Source: Company estimates.)

The Climate Controls business has a base of approximately 22,000 customers, resulting in a diverse stream of revenues. The business tends to maintain long relationships with its customers and the top ten customers have been purchasing the business's products and services for an average of more than 30 years. Representative customers of the business include British Gas, Rheem, Toshiba, Mitsubishi Electric, Johnstone Supply, Wolseley Centers and Yamas Controls.

Competition. Principal competitors of the Climate Controls business include BRK Brands (a unit of Sunbeam), Danfoss, Emerson Electric, Fujikoki Corporation, GebrüderTrox, Honeywell International, Johnson Controls, Kidde, Lindner, Robert Bosch, Saginomia Seisakusho Inc., Sanhua Group, Siemens and United Technologies. In all of the markets in which it competes, the Climate Controls business competes against large and small companies. Invensys believes that the business is well positioned in each of these markets through its ability to offer customers complete integrated product solutions.

Appliance Controls Business

General. With over 150 product lines in the laundry, cooking, refrigeration, dishwashing and small appliances sectors and over 1.5 billion installed products in machines worldwide, the Appliance Controls business is a market leader in the Americas, maintains a strong position in Europe and has a solid platform for growth in the expanding Asia Pacific market. The business's customers include some of the largest producers of appliances worldwide, from domestic appliances to commercial food service equipment and home spas.

Products and services. The Appliance Controls business's products include: electromechanical timers and switches; water valves, electronic controls, motor controls, pressure switches and motorised actuators (for washing machines); products used in ovens and other cooking equipment, including infinite switches, gas valves, electronic timers, energy regulators for hobs and electromechanical thermostats for temperature control; electronics for refrigeration, including defrost timers, mechanical thermostats, ice-maker valves, door switches, temperature sensors and refrigerant and gas valves; diverter and water valves, electronic controls, pressure switches and timers (for dishwashers), and controls for use in coffee machines, irons and shower attachments. The business also provides services related to its products, including research and design and local support.

Markets and customers. The Appliance Controls business is one of the market leaders in the Americas, with a strong position in the fragmented European market and a solid platform for growth in the increasingly important Asia Pacific region. (Source: Company estimates.) The business tends to enjoy long-standing relationships with its most important customers. These relationships include sharing development costs, agreements for next generation technology enhancements and year-over-year cost productivity improvements. Important customers include Whirlpool, Electrolux, Arcelik, Merloni, Bosch-Siemens, General Electric, Maytag, Sub Zero-Wolf, Samsung, Haier, Carrier, Watkins and Dacor.

Competition. Principal competitors of the Appliance Controls business include Bitron, Danfoss, Diehl, EGO, Emerson Electric, Flextronics, Foushan and Useong Electro Mechanics. In North America, most product segments are dominated by a single competitor, Emerson Electric, limiting opportunities for organic growth in that market, while in Europe the market is more fragmented. Invensys believes that electronic control manufacturers are an increasing threat in this market with the shift of some products away from electromechanical towards electronic controls. To remain competitive, the business intends to focus on higher value-added electronic solutions and to increase its electronics development and production in countries that have lower operating costs.

Controls Business

Effective 1 October 2004, the Climate Controls business and the Appliance Controls business were combined. The newly combined business is known as the Controls business and is expected to be able to more effectively deploy sales and operating resources in the markets served by these businesses, leverage buying power and reduce overheads by removing duplication between the businesses. The Controls business is to be operated as three regional product and distribution businesses, along with a separate global business encompassing the former Climate Controls Building Management System operating unit, which will be know as Advanced Building Systems (ABS). The rationalisation or disposal of the US and European contracting business within ABS is expected to continue.

Businesses for Sale

As both system providers and consultants, the businesses included in Businesses for sale work with customers involved in the supply, measurement and demand of energy and food products, delivering innovative technologies and solutions that help reduce costs and conserve resources. Businesses for sale provides products and services primarily through the operating units discussed below.

Lambda. Lambda is a leading producer of standard and modified power supplies for the industrial automation, test and measurement and telecommunications markets.

Lambda designs, manufactures and sells standard and modified standard power supply solutions used in testing and measurement, industrial automation, telecommunications and medical products worldwide. Lambda's product offerings include low voltage standard switching and linear electronic power supplies, such as AC/DC, DC/DC, racks and systems and high voltage power sources used in semiconductor, automotive and component burn-in systems, medical applications and other general laboratory and industrial processes. Lambda has a diversified geographic customer base with approximately 70% of its sales in Asia Pacific, 20% in North America and 10% in Europe and the Middle East. The sales cycles for Lambda products range from a few weeks to over 18 months. The length of the selling cycle is determined primarily by the time required by the customer to design and integrate the power supply into their equipment or system and by safety testing and approvals. Lambda's largest customers each account for approximately 2% of turnover and are based in the Asia Pacific region. Customers include NTT, NEC, Agilent, Advantest, Tokyo Electron, Siemens, Varian Medical and Newark.

Principal competitors of Lambda include Artesyn, Delta Electronics, Emerson Electric and Tyco International. Lambda believes that the market for its products will increase as the semiconductor industry recovers and as manufacturers invest in factory automation and test and measurement systems.

Baker. Baker provides equipment, services and complete process solutions to the bakery, biscuit, confectionery and snack industries. Baker's products include plants for industrial production of baked products and breakfast cereals, cooking and depositing lines for confectionery, and twin screw extruders for snack and industrial applications.

Baker has a large installed base, which provides a relatively steady underlying income stream. In addition, a significant proportion of its sales are aftermarket sales. Principal competitors of Baker vary by sector and include Turkington Industries (for bakery), Imaforni and Spooner Vicars (for biscuits), Robert Bosch (for sugar confectionery), Aeroglide and Buehler (for cereals) and Buehler and Clextral (for snacks).

Corporate Costs

Corporate costs relate to head office functions in the UK, the US and certain other territories.

Pension Actuarial Variation

Pension costs are allocated to individual businesses. A fuller description of the Group's pension schemes is included in "Operating and Financial Review and Prospects—Contingencies and Retained Liabilities—Pensions". Prior to the fiscal year ended 31 March 2003, an actuarial pension variation is shown as a separate segment and therefore not included in the individual businesses.

Raw Materials

The Group uses many different types of raw materials to produce its products. Key raw materials include the following commodity types:

- electronic components and equipment, including semiconductors;

- computer hardware and operating systems software;
- ferrous and non-ferrous materials in various forms; and
- machined parts, bearings, fasteners, stampings, fabrications, plastic resins and parts.

While there can be no assurance that the Group will be able to replace any supplier that is not able to meet its requirements, there are generally adequate supplies and multiple sources for the raw materials the Group requires and it does not have significant dependence on any single material, component or supplier. See "Risk Factors—Risks relating to the Group's Businesses—The Group depends upon the ability of third parties to deliver parts, components and services in a timely manner".

Environmental Matters

The Group's operations are subject to European, US and other laws and regulations governing the discharge of substances into the environment or otherwise relating to environmental protection including hazardous waste disposal and public and worker health and safety. See "Risks relating to the Group's Businesses—Compliance with environmental regulations and other environmental liabilities could adversely affect the Group's results of operations, liquidity and financial condition" and "Operating and Financial Review and Prospects—Contingencies and Retained Liabilities—Environmental".

Asbestos and Silica

Group entities are defendants in a number of lawsuits in the United States and the United Kingdom in which the plaintiffs claim damages for personal injury arising from exposure to asbestos. See "Risks relating to the Group's Businesses—The Group is subject to ongoing litigation and liabilities, including asbestos and silica personal injury claims" and "Operating and Financial Review and Prospects—Contingencies and Retained Liabilities—Asbestos and Silica".

Intellectual Property

The Group's main fields of business are generally not dependent upon any single patent or related group of patents, or any licenses or distribution rights. The Group owns, or is licensed under, a large number of patents, patent applications, trademarks, and other intellectual property rights that the Group has acquired over a period of many years. These intellectual property rights relate to many of its products or improvements to those products. In the regular course of business, the Group obtains new patents, trademarks and other intellectual property rights, and sometimes licences such rights from others. In addition, the Group has the right to distribute a number of products and services produced by other companies.

Since the Group uses technology produced by one business in the products and services provided by other businesses, the Group's patents often provide it with competitive advantages in more than one business line. While the Group's patents may not give it sole rights to manufacture any of its products, the Group believes its patents give it competitive advantages in areas such as product cost and performance. The Group's patents are due to expire from 2004 to 2021. Invensys does not believe the expiration in the near future of any one patent or group of patents will have any material impact on its business or results of operations. Typically the technology subject to an expiring patent has been superseded before the patent expires. Taken together, the Group believes these intellectual property rights are adequate for it to continue conducting its business. Notwithstanding the foregoing, the Group's intellectual property rights in the ArchestrA® software are important to the future prospects of the Group. See "Risk Factors— Risks relating to the Group's Businesses—The Group's business could be harmed if it is unable to protect its intellectual property rights".

Employees

During the fiscal year ended 31 March 2004, the Group employed in total an average of 43,602 employees as compared to averages of 63,383 and 83,680 employees in fiscal years ended 31 March 2003 and 2002, respectively. As at 30 September 2004, the Group employed approximately 35,700 employees.

While some of the Group's employees are members of unions in the respective country in which they are employed, the Group believes that its relationship with its employees is good.

Insurance

The Group has insurance that provides global coverage for activities related to the Group's operations and activities including damage to property and resulting operating losses and executive (directors and officers), civil and product liability. Invensys believes that the coverage provided by the combined policies is generally comparable to that of industrial groups of the same size and in the same sector throughout the world.

Regulatory

The Group's operations are subject to numerous governmental laws and regulations including those governing currency conversions and repatriation, taxation of foreign earnings and earnings of expatriate personnel and use of local employees and supplies.

Litigation

Neither Invensys nor any other member of the Group is or has been involved in, nor (so far as the Company is aware) has pending or threatened by or against it any legal or arbitration proceedings which may have or have had within the 12 months immediately preceding the date of this Offering Memorandum a significant effect on the financial position of the Group.

Directors

The full names of the Directors and their principal functions are as follows:

Director	Position
Martin Jay CBE	Chairman
Richard Neil Haythornthwaite	Chief Executive
Ulf Clemens Ingemar Henriksson	Chief Operating Officer
Adrian Nevil Hennah	Chief Financial Officer
Larry Earl Farmer	Non-executive director
Michael James Bay Green	Non-executive director
Jean-Claude Guez	Non-executive director
Andrew Elliott Macfarlane	Non-executive director

The business address of each of the Directors is Invensys House, Carlisle Place, London SW1P 1BX.

Directors' Biographical Information

Martin Jay CBE MA (aged 65). Non-Executive Chairman. Appointed non-executive director of Invensys in January 2003. Chairman of VT Group plc and prior to that Chief Executive for 13 years. Previously held a range of leadership positions at GEC and was a member of the GEC Management Board. Mr Jay's current term as a Director expires at the annual general meeting in 2006.

Richard Haythornthwaite MA (aged 48). Chief Executive. Appointed Chief Executive of Invensys in October 2001. Mr Haythornthwaite was previously Chief Executive of Blue Circle Industries plc until its acquisition by Lafarge SA. He is a non-executive director of ICI plc. Mr Haythornthwaite's current term as a Director expires at the annual general meeting in 2005.

Ulf Henriksson BA Econ, MSc (aged 41). Chief Operating Officer. Appointed Chief Operating Officer of Invensys in May 2004. Mr Henriksson joined from Eaton Corporation where he was Operating Vice President of the Hydraulic Division. Prior to Eaton Corporation in 2003, he held a number of senior positions at Honeywell International/Allied Signal Inc., before becoming President of Automated Controls Systems & Services. Mr Henriksson's current term as a Director expires at the annual general meeting in 2007.

Adrian Hennah MA, FCA (aged 47). Chief Financial Officer. Appointed Senior Vice President, Finance in October 2002. Previously Senior Vice President, Research and Development for GlaxoSmithKline plc, where he was responsible for finance, venturing and technology alliances, business strategy development, process redesign and operations. Mr Hennah's current term as a Director expires at the annual general meeting in 2006.

Larry Farmer BS, MS, PhD (aged 65). Non-Executive Director. Appointed in March 2002 as a non-executive director. From 1990 to 2000, Mr Farmer was Chief Executive and President of Brown & Root Energy Services Limited. Prior to his retirement in December 2001, he was Chief Executive of Halliburton Brown & Root Limited. Mr Farmer's current term as a Director expires at the annual general meeting in 2005.

Bay Green FCA (aged 61). Non-executive Director. Appointed in January 2005 as a non-executive director. Mr Green is a Vice Chairman of Dresdner Kleinwort Wasserstein where he has over thirty years corporate finance experience including his appointment as Head of Corporate Finance at Hill Samuel from 1988 to 1991. Mr Green's election as a non-executive director will be proposed to the shareholders at the annual general meeting in 2005 for a term to expire at the annual general meeting in 2008.

Jean-Claude Guez MS (aged 61). Non-Executive Director. Appointed in January 2003 as a non-executive director. Mr Guez is also a non-executive director of Exel plc and Eurostar Group Ltd and a former management-consulting partner (until 1 October 1999) at Accenture, where he remained, until 1 September 2003, as a part-time adviser to senior management on the implementation of new technologies. He is also an advisory partner with Rocket Ventures LP, a US-based technology venture capital fund and to K.D.S. International and to M.C.C.-Software, two French software houses specialised in travel-industries specific middleware. Mr Guez's current term as a Director expires at the annual general meeting in 2006.

Andrew Macfarlane MA, FCA (aged 48). Non-Executive Director. Appointed in March 2003 as a non-executive director. Mr Macfarlane is Group Finance Director of Land Securities Group plc. He was previously the Chief Financial Officer of the hotels division of Six Continents plc (now Inter Continental Hotels Group plc following the separation of the Six Continents plc's business) and prior to this was the Director of Corporate Finance of Bass plc. Mr Macfarlane's current term as a Director expires at the annual general meeting in 2006.

Other Directorships

The details of any other non-group companies and partnerships of which the Directors are directors or partners are as follows:

Name of Director	Current non-Group directorships
Martin Jay CBE	The Tall Ships Youth Trust VT Group plc
Richard Haythornthwaite ...	Almeida Theatre Company Limited British American Arts Association Limited Imperial Chemical Industries plc
Adrian Hennah	The Gray Laboratory Cancer Research Trust
Larry Farmer	Digital Steps Ltd Energysys Limited (formerly Digital Steps Energy Limited)
Bay Green	RPC Group plc Help the Hospices
Jean-Claude Guez	Exel plc Eurostar Group Limited Eurostar (UK) Limited
Andrew Macfarlane	Land Securities plc Land Securities (Finance) Limited Land Securities Business Service Limited Land Securities Capital Markets plc Land Securities Group plc Land Securities Intermediate Limited Land Securities Portfolio Management Limited Land Securities Management Services Limited Land Securities Properties Limited Land Securities Property Holdings Limited Land Securities Trillium Limited LM Property Investments Limited LS Allington Towers Limited LS Property Finance Company Limited Trillium Group Limited Vegaplace Limited

Aggregate Compensation of Directors and Officers

In the fiscal year ended 31 March 2004, the aggregate of the remuneration (including salaries, fees, pension contributions, bonus payments and other benefits in kind) granted by the Company and its subsidiaries and paid to the Directors (and former directors) during that fiscal year was £2,255,283. See Note 5 to the Financial Information, *Staff Numbers and Costs and Directors' Remuneration and Interests*. Mr Haythornthwaite and Mr Hennah participate in defined benefit pension arrangements sponsored by the Company. In addition, Mr Haythornthwaite also participates in defined contribution pension arrangements sponsored by the Company. Mr Henriksson does not participate in defined benefit pension arrangements or any other Company pension scheme, and the Company pays an additional pension allowance to Mr Henriksson equivalent to 35% of his basic salary. The defined benefit schemes provide benefits based on earnings at or near retirement and are part externally funded and part reserved for within the Company. The Company also makes contributions to an unapproved money purchase scheme in respect of Mr Haythornthwaite's earnings above the Inland Revenue earnings limit. Executive Directors are also provided with a company car or the use of a pool car and with health care benefits. The bonus payments during the fiscal year ended 31 March 2004 were payments of £200,000 each to Mr Haythornthwaite and Mr Hennah. See Note 5 to the Financial Information, *Staff Numbers and Costs and Directors' Remuneration and Interests*.

The total amount set aside or accrued by the Company to provide pension, retirement or similar benefits to the directors is £25,997 as at 31 March 2004.

There are no outstanding loans or guarantees granted or provided by any member of the Group to or for the benefit of any director.

Details of Directors' Service Contracts

The Chairman, Mr Jay, serves the Company under an appointment letter dated 28 May 2003. His appointment can be terminated by either party giving the other not less than 12 months' notice. The appointment letter does not contain any provisions for pay in lieu of notice, liquidated damages or supplementary payments.

Mr Haythornthwaite, Mr Henriksson and Mr Hennah are employed under service contracts with the Company dated 19 May 2004, 28 April 2004 and 29 July 2002, respectively.

All of the Executive Directors' contracts terminate automatically on the Executive Director's 60th birthday.

Mr Haythornthwaite is entitled to a basic salary of £660,000 per annum and is eligible to participate in the Executive Bonus Plan and other incentive schemes operated by the Company. Other benefits under his contract include the use of a pool car and private medical insurance for him and his immediate family. Mr Haythornthwaite participates in the Invensys Pension Scheme, a defined benefit pension scheme. The Company also makes contributions to an unapproved money purchase scheme in respect of Mr Haythornthwaite's salary above the statutory Inland Revenue earnings limit for approved pension contributions.

Mr Haythornthwaite's contract can be terminated by either party giving the other not less than one month's notice. The contract does not contain any provision for pay in lieu of notice, liquidated damages or supplementary payments.

Mr Henriksson is entitled to a base salary of £525,000, a pension supplement of 35% of base salary and typical benefits, including private medical insurance for him and his immediate family and a car allowance of £14,000 per annum. He is eligible to participate in the annual Executive Bonus Plan (in respect of the first six months of his contract only, his bonus was guaranteed to be not less than 50% of his annual salary for the period). His contract initially provides for 24 months' notice by either party, reducing to 18 months with effect from the first anniversary of his joining which, in turn, reduces to 12 months on the second anniversary of his joining.

To recognise benefits lost on leaving his previous employer, Mr Henriksson received certain share scheme grants as specified below and a cash payment of £600,000 on joining the Company and he will receive a cash payment of $270,000 in January 2005 subject to his remaining in employment at that date. He will also receive a payment equivalent to the reasonable cost of relocating his family and permanent home from the US to the UK up to a maximum of £525,000, including temporary accommodation for up to 12 months. Should he resign or be terminated for cause within three years, he will be required to repay an amount equal to £350,000 reduced pro rata for the period of employment.

Mr Hennah receives a basic salary of £400,000 per annum and is eligible to participate in the Executive Bonus Plan and other incentive schemes operated by the Company. Other benefits under his contract include the provision of a company car or a monthly car allowance, private medical insurance for him and his immediate family and permanent health insurance. Mr Hennah participates in the Invensys Pension Scheme, a defined benefit pension scheme.

Mr Hennah's contract can be terminated by either party giving the other not less than 12 months' written notice and does not contain any pay in lieu of notice provisions. Accordingly, if his contract is terminated other than for cause, any termination payment will be negotiated, subject to mitigation and offset.

In certain change of control circumstances, Mr Hennah's contract may be terminated by his giving the Company 30 days' written notice provided both of two conditions are satisfied: First, a change of control must occur (defined to include: (i) the acquisition of shares carrying more than 50% of voting rights of the Company; (ii) the approval by shareholders of a merger or consolidation of the Company; or (iii) a compromise or scheme of arrangement between the Company and its members under section 425 of the Companies Act 1985 or a resolution for the voluntary winding up of the Company). Secondly, his director's title, responsibilities, status or place of work must be materially and adversely changed or diminished without his prior consent.

In the light of developments in best practice, Mr Hennah agreed in May 2004 that the definition of change of control be amended to remove an additional reference to disposals of assets by the Company, which accordingly no longer is in force.

Where Mr Hennah terminates his service contract by giving 30 days' written notice under the provisions set out above, the Company is required to pay him an amount in cash equal to: (i) one year's annual base salary; plus

(ii) the amount (if any) of his expected award (calculated at the target bonus level) under the Executive Bonus Plan for the preceding fiscal year if such award has not already been paid; plus (iii) a pro rata share (calculated at the target bonus level whether or not performance is at target level at the termination date) of his expected award under the Executive Bonus Plan calculated in respect of the period from the beginning of the fiscal year in which his employment terminates to the date his employment terminates; plus (iv) the amount, if any, of the supplementary cash payments, as described in the next paragraph, that remain to be paid to him. This payment is not subject to any discount or reduction for early payment, and Mr Hennah is not under any duty to mitigate his losses in connection with this payment. In addition, the Company will continue to provide Mr Hennah with pension and certain other benefits for up to 12 months.

In addition, Mr Hennah was entitled to receive a payment of £250,000 on 5 April 2004 (which has been paid) and remains entitled to a payment of £250,000 on 5 October 2005 provided he remains employed on that date. This was agreed as a term of his joining the Company reflecting the then value of entitlements from his previous employer that he lost as a result of his decision to join the Company. Given recent developments in UK corporate governance best practice and as described below, Mr Hennah will be employed on terms ultimately requiring 12 months' notice on either side and without any enhanced notice provisions in the event of a change of control or otherwise.

The non-executive Directors serve the Company under appointment letters that do not contain any notice period. They are entitled to a basic fee of £28,000 per annum. The Chairman of each Board committee (other than the nominating committee) receives an additional £5,000 per annum, and each committee member (other than Mr Jay) receives £750 for each meeting attended.

At the request of the Board, Mr Farmer, a non-executive Director, undertook supervisory and advisory work of a temporary nature, utilising his specialist industry experience, in relation to the Process Systems business during the period 1 April 2003 to 31 May 2004. The amount of £125,000 was paid to him during this period in respect to this work. The Board has concluded that this temporary advisory work, and Mr Farmer's entitlement to the stated fee, does not affect his independence as a non-executive Director.

Committees of the Board

The Board has three standing committees: the nominating committee, the audit committee and the remuneration committee.

Nominating Committee. The nominating committee is responsible for monitoring the performance of the Directors, reviewing induction and training requirements for individual Directors and/or the Board as a whole and making recommendations to the Board for the appointment or re-appointment and removal of Directors. The current members of the nominating committee are: Mr Jay (chairman), Mr Green and Mr Guez.

Audit Committee. The audit committee is composed of three independent non-executive Directors: Mr Macfarlane (chairman), Mr Farmer and Mr Green. The audit committee meets at least four times a year to review the published financial information and the effectiveness of both external and internal audits and of the Group's internal controls and risk management procedures. The external auditors normally attend all meetings and there is a meeting at least once a year between the audit committee and the external auditors at which members of Invensys' management are not present. At the invitation of the audit committee, Mr Haythornthwaite (the Chief Executive) and Mr Hennah (the Chief Financial Officer) regularly attend meetings of the audit committee. The other non-executive Directors regularly attend meetings to obtain a fuller briefing on significant accounting and internal control issues. The audit committee reviews the work undertaken by the external auditors going beyond the scope of the audit itself to ensure that the independence of the auditors is not impaired. The review covers the nature of the work, the method of appointment and the fees paid. This work generally falls within two categories, namely, (i) audit and assurance and (ii) taxation. In relation to internal controls and risk management, the audit committee reviews reports from internal and external auditors, executive management and the risk committee (a committee comprised of representatives of executive management and the treasury, finance, legal, audit and risk management departments), to obtain reasonable assurance that appropriate control procedures are in place and are being adhered to, and reports on all these matters to the Board.

Remuneration Committee. The remuneration committee is responsible for developing policy on executive remuneration and for approving the remuneration packages of individual executive Directors. The members of the remuneration committee are: Mr Guez (chairman), Mr Farmer and Mr Macfarlane. They are all independent

non-executive Directors. No non-committee member may attend other than by invitation of the committee chairman. No Director is involved in deciding his own remuneration. The remuneration committee takes advice, as appropriate, from independent remuneration consultants and internally from relevant executives and human resources professionals.

Interests in Ordinary Shares

As at 17 January 2005, the interests (all of which are beneficial) of the Directors and their immediate families in the issued share capital of the Company were as follows:

	Ordinary shares owned	
Name	Number(1)(2)	Percentage of class
Martin Jay CBE	33,333	0.0006
Richard Haythornthwaite	406,250	0.007
Adrian Hennah	182,776	0.003
Ulf Henriksson	1,000,000	0.0176
Larry Farmer	3,250	0.00006
Bay Green	0	0.0
Jean-Claude Guez	167,330	0.003
Andrew Macfarlane	12,187	0.0002

(1) Interests (i) which have been notified to the Company pursuant to section 324 or section 328 of the Act, or (ii) which are required to be entered in the register maintained by the Company pursuant to section 325 of the Act, or (iii) which are interests of a connected person (within the meaning of section 346 of the Act) of the Director which would, if the connected person were a Director, be required to be disclosed under (i) or (ii) above and the existence of which is known to or would with reasonable diligence be ascertained by that Director.

(2) In addition certain of the Directors have been granted options over Ordinary Shares, as shown in the table below.

As at 17 January 2005, the following options over ordinary shares had been granted to certain Directors and remain outstanding under the Invensys share schemes:

Current Directors	Date of grant	Exercise price per ordinary share (pence)	Exercise period	Existing ordinary shares under option
R N Haythornthwaite	25.07.01	97.03	25.07.04-24.07.11	927,527
	17.06.02	96.70	17.06.05-16.06.12	1,365,122
				2,292,649
A N Hennah	04.12.02	61.24	04.12.05-03.12.12	1,194,196
	21.01.03	41.43	01.04.06-30.09.06	21,438
				1,215,634
U C I Henriksson	01.06.04	16.55	21.11.05-31.05.14	2,500,000
			21.05.07-31.05.14	2,500,000
				5,000,000

No consideration was paid for these options.

As at 17 January 2005, the following share awards over ordinary shares had been granted to certain Directors and remain outstanding under the Invensys share schemes:

Director	Date of grant	Value per ordinary share (pence)	Performance period	Existing awards over ordinary shares
R N Haythornthwaite	20.06.03	19.0250	20.06.03-19.06.06	3,600,251
				3,600,251
A N Hennah	04.12.02	56.8900	04.12.02-03.12.05	444,697
	20.06.03	19.0250	20.06.03-19.06.06	2,181,971
				2,626,668
U C I Henriksson	24.06.04	16.5875	24.06.04-23.06.07	3,165,034
	01.06.04	n/a	n/a	4,000,000
				7,165,034

For a description of the Group's share option and share award schemes, see Note 5 to the Financial Information, *Staff Numbers and Costs and Directors' Remuneration and Interests*, and Note 22 to the Financial Information, *Called Up Share Capital.*

Save as disclosed above, none of the Directors, their immediate families nor any person connected with a Director (within the meaning of section 346 of the Act) has any beneficial or non-beneficial interest in the share capital of the Company.

Principal Shareholders

As at 17 January 2005, the Company was aware of the following persons who were, directly or indirectly, interested in 5% or more of the existing issued ordinary share capital of the Company:

Name of shareholder	Percentage of ordinary shares owned
Brandes Investment Partners, LLC	18.02
The Capital Group Companies, Inc	5.02

Save as aforesaid, the Directors are not aware of any person who, directly or indirectly, is interested in 5% or more of the existing issued ordinary share capital of the Company. The Directors are not aware of any person who directly or indirectly, jointly or severally, exercises or could exercise control over the Company.

Related Party Transactions

No Director has or has had any interest in any transaction to which the Company or any of its subsidiaries is a party and which is or was unusual in its nature or conditions, contains or contained unusual terms or which is or was significant to the business of the Group which was effected during the current or immediately preceding fiscal year, or during any earlier fiscal year of the Company and which remains in any respect outstanding or unperformed.

DESCRIPTION OF OTHER INDEBTEDNESS

The following is a description of the material indebtedness of the Group (but not every item of indebtedness). The descriptions set forth below do not purport to be complete presentations of the Group's credit facilities, note issues and programmes and other indebtedness.

Senior Facilities and Second Lien Facility

Invensys International Holdings Limited and BTR Dunlop Finance Inc. are borrowers under the Senior Facilities, which, as at 30 September 2004, consist of:

- a term loan in dollars and euro in an aggregate amount of £375 million and with a final maturity date of September 2009 (the "Term B Facility");
- a revolving credit facility in dollars in an aggregate amount of £202 million and with a final maturity date of March 2009 (the "RCF"); and
- a revolving bonding facility in dollars, euro and pounds sterling in an aggregate amount of £403 million and with a final maturity date of March 2009 (the "Bonding Facility").

In addition, the parties are borrowers under 5-year and 9-month second lien facilities denominated in dollars and euro for the equivalent of £268 million (the "Second Lien Facility").

There have been small cancellations of the Term B Facility and the Bonding Facility since these facilities were originally drawn.

Purpose

The Term B Facility and the Second Lien Facility may be used (A) to refinance existing indebtedness of the Group, (B) to the extent it is not possible to refinance certain of the existing indebtedness, to fund an escrow account with an amount sufficient to repay that indebtedness on maturity and (C) to meet certain identifiable legacy liabilities of the Group. The RCF may be used for the general corporate purposes of Invensys International Holdings Limited and its subsidiaries and the Bonding Facility may be used to provide support for obligations of the Company and subsidiaries of Invensys International Holdings Limited arising in the ordinary course of business.

Interest and fees

Advances under the Senior Facilities and the Second Lien Facility bear interest at a rate equal to the relevant interbank rate, plus an amount in respect of the lender's regulatory costs of compliance with certain regulatory requirements plus a margin. The margin payable for utilisations under the RCF and the Bonding Facility is 3.00% per annum and after the first 12 months is subject to adjustment in accordance with a margin ratchet, subject to a maximum of 3.00% per annum The margins payable for utilisations under the Term B Facility and the Second Lien Facility are 3.50% per annum and 4.75% per annum, respectively.

Certain fees and expenses, including upfront fees, commitment fees and agency fees are also payable. Commitment fees of 1.00% are payable quarterly in arrears and are calculated on the underwritten, uncancelled and undrawn amount of the Senior Facilities. Fees in respect of the issue of guarantees or letters of credit are equal to the margin payable on advances, together with a fronting fee and an administration fee payable to the bank that appears on the face of the guarantee or letter of credit.

Repayment

The Term B Facility is subject to certain nominal semi-annual repayment instalments. The balance of each of the Senior Facilities and the Second Lien Facility is repayable on the respective maturity date of that facility. Upon a change of control of the Company, or a disposal of all or substantially all of the assets of the Company, Invensys International Holdings Limited, Invensys Group Limited or the Group, all amounts outstanding under the Senior Facilities and the Second Lien Facility will become repayable. In addition, certain mandatory repayments are required under the Senior Facilities in respect of the net proceeds from certain disposals, excess cashflow, further capital markets issues and further equity issues.

Guarantees and Security

Amounts outstanding under the Senior Facilities and the Second Lien Facility are guaranteed by certain Group companies that generate at least 2% of the Group's turnover, gross assets or operating profit. The Senior Facilities and the Second Lien Facility are secured by share pledges over the shares issued by the borrowers and guarantors, together with first priority security interests over certain tangible and intangible assets of the borrowers and guarantors.

Covenants

The Senior Facilities and the Second Lien Facility require the Group to comply with certain financial tests including maximum leverage ratios (in respect of both debt outstanding under the Senior Facilities and the total debt of the Group), a minimum interest coverage ratio, a minimum cashflow to debt service coverage ratio and a cap on the annual levels of net capital expenditure.

The Senior Facilities and the Second Lien Facility contain certain other covenants which, among other things, restrict the incurrence of additional indebtedness, investments, dividends, disposals, acquisitions, mergers and consolidations, transactions with affiliates and other matters customarily restricted in facilities of this nature. Certain restrictions apply to transactions between the Company, Invensys Group Limited and Invensys International Holdings Limited, and any intra-group indebtedness between Invensys International Holdings Limited and either the Company or Invensys Group Limited must be subordinated to the indebtedness under the Senior Facilities and the Second Lien Facility in accordance with the Intercreditor Agreement (as defined below).

Events of Default

The Senior Facilities and the Second Lien Facility contain customary events of default including payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to certain other indebtedness in excess of specified amounts, certain events of bankruptcy and insolvency, judgment defaults in excess of specified amounts and the failure to be in full force and effect of any guarantee or security document or any subordination provision supporting the Senior Facilities or the Second Lien Facility.

Intercreditor Agreement

The Company, Invensys International Holdings Limited, Invensys Group Limited and other borrowers and guarantors under the Senior Facilities and the Second Lien Facility are party to an intercreditor agreement with, among others, Deutsche Bank, as senior and second lien agent and security agent, the lenders under the Senior Facilities and the Second Lien Facility and certain hedging banks (the "Intercreditor Agreement"). The Intercreditor Agreement governs the relationship of the various creditors under and in connection with the Senior Facilities, the Second Lien Facility, certain inter-company debt and certain hedging arrangements. The Intercreditor Agreement, together with the Senior Facilities and the Second Lien Facility, provides that members of the Group may make payments to the Company for the payments of scheduled interest under the Notes only so long as there is no default or event of default under the Senior Facilities.

Medium Term Note Programme

The Company is issuer under a €2 billion medium term note programme (the "Medium Term Programme"). The Company's obligations under the Medium Term Programme are not guaranteed. In connection with the March 2004 Refinancing Plan, the Company repurchased and cancelled €452 million of the €500 million aggregate principal amount of Medium Term Notes then outstanding pursuant to a cash tender offer. As at 30 September 2004, €48 million aggregate principal amount of Medium Term Notes were outstanding (of which the Company holds €7 million). In connection with the offering of the Notes, the Company has launched the Tender Offer to purchase all outstanding Medium Term Notes. See "Summary—Rationale for the Offering".

Rule 144A Notes

The Company is the issuer of 7.125% Notes due 2007, which were originally issued in the aggregate principal amount of $250 million (the "2007 Notes"), and of $200 million aggregate principal amount of 6.5% Notes due 2010 (the "2010 Notes" and, collectively with the 2007 Notes, the "Rule 144A Notes"). Each series of the Rule 144A Notes was issued pursuant to a fiscal agency agreement between Siebe plc, as issuer, Bankers Trust Company, as principal paying agent, transfer agent and registrar, and Bankers Trust Luxembourg S.A., as paying agent and transfer agent. The Company assumed the obligations of Siebe plc under the Rule 144A Notes in connection with the merger of Siebe plc and BTR plc.

Pursuant to a cash tender offer, the Company repurchased and cancelled $153 million aggregate principal amount of its 2007 Notes in July 2004. As at 30 September 2004, $97 million aggregate principal amount of 2007 Notes were outstanding. In connection with the offering of the Notes, the Company has launched the Tender Offer to purchase any and all outstanding 2007 Notes. See "Summary—Rationale for the Offering" and "Use of Proceeds".

Interest is payable on the 2007 Notes at a rate of 7.125% per annum and on the 2010 Notes at a rate of 6.5% per annum. The 2007 Notes mature on 15 January 2007. The 2010 Notes mature on 15 January 2010. The Rule 144A Notes are unsecured and unsubordinated senior obligations of the Company and rank at least equally with all of the Company's other unsecured and unsubordinated obligations.

The Rule 144A Notes are subject to certain covenants which, amongst other things and subject to certain exceptions:

- restrict the Company's ability to consolidate with, merge into, or transfer all or substantially all of its assets;
- prohibit the Company from granting security over certain material manufacturing facilities and the stock of its subsidiaries which own such facilities in respect of other indebtedness unless the relevant series of Rule 144A Notes is secured equally and rateably with such indebtedness; and
- restrict the Company's ability to enter into sale and leaseback transactions.

The Company may (at its option) redeem each series of Rule 144A Notes in whole (but not in part) if it has been or would be required to pay certain additional amounts as a result of a change in UK tax laws or its obligations are assumed by a successor corporation, subject in each case to certain requirements. The redemption price is equal to 100% of the principal amount of the Rule 144A Notes redeemed, together with accrued interest thereon to the date fixed for redemption.

Each series of Rule 144A Notes contains certain customary events of default including non-payment, breach of covenants, insolvency and cross-default (in respect of any of the Company's other indebtedness in an aggregate amount above $25 million). In an event of default (in certain cases after written notice to the Company from the holders of 25% in aggregate principal amount of the relevant series of Rule 144A Notes), the holders of the Rule 144A Notes may declare the relevant series of Rule 144A Notes immediately due and payable.

DESCRIPTION OF NOTES

On 5 March 2004, the Company issued €475,000,000 9.875% Senior Notes due 2011 (the "Initial Euro Notes") and $550,000,000 9.875% Senior Notes due 2011 (the "Dollar Notes") pursuant to an indenture, dated as of 5 March 2004 (the "Indenture"), among itself, Deutsche Trustee Company Limited, as trustee (the "Trustee"), Deutsche Bank AG London and Deutsche Bank Trust Company America. The Initial Euro Notes and the notes offered hereby (the "Additional Euro Notes") are referred to as the "Euro Notes". The Euro Notes and the Dollar Notes each constitute a separate series of Notes.

We may issue an unlimited principal amount of additional notes of each series of Notes having identical terms and conditions as such series of Notes (the "Additional Notes"). We will only be permitted to issue such Additional Notes if, at the time of such issuance, we are in compliance with the covenants contained in the Indenture. Any Additional Notes will be part of the same issue as the respective series of Notes that we are currently offering, and the holders of such Additional Notes will vote on all matters with the other holders of such respective series of Notes. Unless the context requires otherwise, references to the Notes for all purposes of the Indenture includes any Additional Notes that are actually issued.

The issuance of Additional Notes in this offering is limited to €65,000,000.

After the 40th day following the date of delivery of the Additional Euro Notes, certain selling restrictions with respect to the Additional Euro Notes will terminate, and the Additional Euro Notes will become fully fungible with the Initial Euro Notes and will constitute a single series of securities together with, and will have the same terms as, the Initial Euro Notes.

This description of notes is intended to be a useful overview of the material provisions of the Euro Notes and the Indenture. Since this description of notes is only a summary, you should refer to the Indenture for a complete description of the obligations of the Company and your rights.

You will find the definitions of capitalised terms used in this description under the heading "Certain Definitions". For purposes of this description, references to "the Company", "we", "our" and "us" refer only to Invensys plc and not to its subsidiaries.

General

The Notes

The Euro Notes:

- are general unsecured, senior obligations of the Company;
- mature on 15 March 2011;
- will be issued in denominations of €1,000 and integral multiples of €1,000;
- will be represented by one or more registered Notes in global form (and will not be numbered), but in certain circumstances may be represented by Notes in definitive form (See "Book-Entry, Delivery and Form"); and
- rank equally in right of payment to any future senior Indebtedness of the Company, without giving effect to collateral arrangements.

Interest

Interest on the Euro Notes will compound semi-annually and:

- accrue at the rate of 9.875% per annum;
- accrue from the date of original issuance or, if interest has already been paid, from the most recent interest payment date;
- be payable in cash semi-annually in arrears on 15 March and 15 September, commencing on 15 March 2005;

- be payable to the holders of record on the 1 March and 1 September immediately preceding the related interest payment dates; and
- be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

Principal of and premium, if any, and interest on Notes held in global form will be payable at the office or agency of the Paying Agent maintained for such purpose in London, England or the City of New York; *provided* that all payments of principal of and premium, if any, and interest on such Notes shall be made by transfer of immediately available funds to the account of the holder of such Notes in accordance with the wire transfer instructions given to the Company. In all other cases, principal of and premium, if any, Additional Amounts, if any, and interest on the Notes will be payable at the office or agency of the Paying Agent maintained for such purpose in London, England or the City of New York and, subject to any fiscal or other laws and regulations applicable thereto, at the specified offices of any other Paying Agent appointed by the Company for such purpose; *provided* that, at the option of the Company, payment of interest, if any, may be made by check mailed to holders of such Notes at their respective addresses set forth in the register of holders, or, if a holder has given wire transfer instructions to the Company, the Company will pay interest on that holder's Notes in accordance with those instructions; and *provided further* that the principal of such Notes will be payable only upon surrender of such Notes at the specified offices of any Paying Agent. Such payment shall be in euro in the case of the Euro Notes and US dollars in the case of the Dollar Notes or in such coin or currency as at the time of payment is legal tender for payment of public and private debts in lieu thereof.

Paying Agent and Registrar for the Notes

The Company shall maintain an office or agency (which may be an office of the Trustee or an affiliate of the Trustee, Registrar or co-registrar) where Notes may be surrendered for registration of transfer or for exchange and where notices and demands to or upon the Company in respect of the Notes and the Indenture may be served in London, England. Deutsche Bank AG London and Deutsche Bank Trust Company Americas will initially act as Paying Agents and as the Company's agents where Notes may be surrendered for registration of transfer and exchange, and Deutsche Bank AG London will initially act as Registrar. The Company may change the Paying Agent or Registrar without prior notice to the holders. Any change of paying agent in the United Kingdom shall be notified to a regulatory information service designated by the UK Listing Authority.

The Company undertakes that, if the conditions in the European Council Savings Directive are satisfied, it will ensure that it maintains a paying agent in an EU Member State that will not be obliged to withhold or deduct tax pursuant to such directive.

Transfer and Exchange

Subject to certain restrictions relating to US securities laws, a holder may transfer or exchange its Notes. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

If any Note at any time is mutilated, destroyed, stolen or lost, such Note may be replaced at the cost of the applicant at the office of the Trustee. The applicant for a new Note must, in the case of any mutilated Note, surrender such Note to the Trustee and, in the case of any lost, destroyed or stolen Note, furnish evidence satisfactory to the Trustee of such loss, destruction or theft, together with such indemnity as the Trustee and the Company may require.

The registered holder of a Note will be treated as its owner for all purposes. See "Book-Entry, Delivery and Form".

Optional Redemption

Except as described below, the Notes are not redeemable until 15 March 2008. On and after 15 March 2008, the Company may redeem all or, from time to time, a part of the Notes of any series upon not less than 30 nor more than 60 days' notice, at the following redemption prices (expressed as a percentage of principal amount)

plus accrued and unpaid interest on the Notes, if any, and Additional Amounts, if any, to the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period beginning on 15 March of the years indicated below:

Year	Euro Note Percentage	Dollar Note Percentage
2008	104.938%	104.938%
2009	102.469%	102.469%
2010 and thereafter	100.000%	100.000%

Prior to 15 March 2007, the Company may on any one or more occasions redeem up to 35% of the original principal amount of the Notes of any series with the Net Cash Proceeds of one or more Equity Offerings at a redemption price in cash of 109.875% of the principal amount thereof in the case of the Euro Notes and 109.875% of the principal amount thereof in the case of the Dollar Notes, in each case plus accrued and unpaid interest, if any, and Additional Amounts, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); *provided* that:

(1) at least 65% of the original principal amount of the Notes of each series remains outstanding after each such redemption; and

(2) the redemption occurs within 120 days after the closing of such Equity Offering.

If the optional redemption date is on or after an interest record date and on or before the related interest payment date, the accrued and unpaid interest, if any, and Additional Amounts, if any, will be paid to the Person in whose name the Note is registered at the close of business, on such record date, and no additional interest will be payable to holders whose Notes will be subject to redemption by the Company.

In the case of any partial redemption, selection of the Notes of any series for redemption will be made by the Trustee in compliance with the requirements of the principal securities exchange, if any, on which the Notes are listed or, if the Notes are not listed, then on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion will deem to be fair and appropriate, although no Note of €1,000 or $1,000, as the case may be, in original principal amount or less will be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note will state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal (and in the same currency) to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. The Trustee assumes no liability in relation to selections made by it pursuant to this paragraph.

Optional Tax Redemption

The Notes of any series may be redeemed, at the option of the Company, in whole as to such series but not in part, at any time, upon giving not less than 30 nor more than 60 days' notice (in accordance with the procedures set forth in "—Notices") to each holder of the relevant series of Notes, with a copy to the Trustee (which notice will be irrevocable), at a price equal to 100% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the redemption date, and Additional Amounts (as defined below under "—Payment of Additional Amounts"), if any, which otherwise would be payable, if as a result of (i) any amendment to, or change in, the laws (or any regulations or rulings promulgated thereunder) of the Relevant Taxing Jurisdiction (as defined below under "—Payment of Additional Amounts"), including any treaty to which any Relevant Taxing Jurisdiction is a party, or any political subdivision or taxing authority thereof or therein affecting taxation, or (ii) any amendment to or change in an official interpretation or application regarding such laws, regulations or rulings, including a holding, judgment or order by a court of competent jurisdiction or a change in published practice (a "Change in Tax Law"), the Company pays or would be obligated to pay Additional Amounts in respect of the relevant series of any Note pursuant to the terms and conditions thereof which obligation cannot be avoided by the taking of reasonable measure available to it (for the avoidance of doubt, the Company shall not be entitled to redeem the Notes pursuant to the foregoing provisions as a consequence of the European Council Savings Directive or any law implementing or complying with, or introduced in order to conform to, such directive); *provided, however,* that (a) no such notice of redemption may be given earlier than 90 days prior to the earliest date on which the Company would be obligated to pay such Additional Amounts were a payment in respect of the relevant series of Notes then due and payable and (b) at the time such notice is given, such obligation to pay such Additional Amounts remains in effect. The Change in Tax Law must become effective on or after the date of this offering memorandum.

Prior to the giving of any notice of redemption pursuant to this provision, the Company will deliver to the Trustee (a) an Officers' Certificate of the Company stating that the Company is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Company so to redeem have occurred and (b) an Opinion of Counsel qualified under the laws of the relevant jurisdiction to the effect that the Company has or will become obligated to pay such Additional Amounts as a result of a Change in Tax Law, and that the Company cannot avoid such obligation by taking reasonable measures available to it.

Payment of Additional Amounts

All payments made by the Company under or with respect to the Notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) (collectively, "Taxes") imposed or levied by or on behalf of (i) the government of the United Kingdom, (ii) any jurisdiction in which the Company is organised or otherwise considered to be resident for tax purposes, (iii) any jurisdiction from or through which payment on the Notes is made or (iv) any political subdivision or taxing authority of any of the foregoing (any of the aforementioned being a "Relevant Taxing Jurisdiction") unless the Company is required to withhold or deduct such Taxes by law or by the official interpretation or administration thereof.

If the Company is required to withhold or deduct any amount for or on account of such Taxes from any payment made under or with respect to the Notes of any series, the Company will pay such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each holder of a Note of such series (including Additional Amounts) after such withholding or deduction will be equal to the amount such holder would have received if such Taxes had not been required to be withheld or deducted; provided, however, that the foregoing obligation to pay Additional Amounts does not apply to:

(1) any Taxes that would not have been so imposed but for the existence of any present or former connection between the relevant holder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over the relevant holder, if the relevant holder is an estate, nominee, trust or corporation) and the Relevant Taxing Jurisdiction (other than the mere receipt of such payment or the ownership or holding of or enforcement of rights under such Note);

(2) any estate, inheritance, gift, sales, excise, transfer, personal property tax or similar tax, assessment or governmental charge;

(3) any Taxes payable otherwise than by deduction or withholding from payments of principal of, premium, if any, or interest on, such Note;

(4) any Taxes that would not have been so imposed if the holder of the Note had provided information concerning nationality, residence or identity or made a declaration of non-residence or residence or any other claim or filing for exemption from all or part of such taxes to which it is entitled (provided that (x) such declaration of non-residence or other claim or filing for exemption is required by the applicable law of the Relevant Taxing Jurisdiction as a precondition to exemption from the requirement to deduct or withhold such Taxes and (y) at least 30 days prior to the first payment date with respect to which such declaration of non-residence or other claim or filing for exemption is required under the applicable law of the Relevant Taxing Jurisdiction, the relevant holder at that time has been notified (in accordance with the procedures set forth in "—Notices") by the Company or any other person through whom payment may be made that a declaration of non-residence or residence or other claim or filing for exemption is required to be made);

(5) any Taxes imposed as a result of the presentation of a Note for payment (where presentation is required) more than 30 days after the relevant payment is first made available to the holder (except to the extent that the holder would have been entitled to Additional Amounts had the Note been presented on the last day of such 30-day period);

(6) any Taxes imposed on a payment to or for an individual and required to be made pursuant to the European Council Savings Directive or any law of the European Union or a non-Member State implementing or complying with, or introduced in order to conform to, such Directive; or

(7) any Taxes which could have been avoided by (i) the presentation (where presentation is required) of the relevant Note to another Paying Agent in a member state of the European Union or (ii) by authorising the Paying Agent to report information in accordance with the procedures laid down in the Relevant Taxing Jurisdiction.

No Additional Amounts will be paid with respect to any payment of principal (or premium, if any) or interest on such Note to any holder who is a fiduciary or partnership or any person other than the sole beneficial owner of such payment, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such a partnership or the beneficial owner of such payment would not have been entitled to the Additional Amounts had such beneficiary, settlor, member or beneficial owner been the actual holder of such Note. The foregoing provisions shall survive any termination or discharge of the Indenture.

The Company will (i) make any required withholding or deduction and (ii) remit the full amount deducted or withheld to the Relevant Taxing Jurisdiction in accordance with applicable law. The Company will use all reasonable efforts to obtain certified copies of tax receipts evidencing the payment of any Taxes so deducted or withheld from each Relevant Taxing Jurisdiction imposing such Taxes and will provide such certified copy to the Trustee. The Company will attach to each certified copy a certificate stating (x) that the amount of withholding Taxes evidenced by the certified copy was paid in connection with payments in respect of the principal amount of Notes then outstanding and (y) the amount of such withholding Taxes paid €1,000 or $1,000, as the case may be, principal amount of the Notes. The Trustee will make such information available to holders of the Notes on request.

The Indenture will further provide that, if the Company conducts business in any jurisdiction (an "Additional Taxing Jurisdiction") other than a Relevant Taxing Jurisdiction and, as a result, is required by the law of such Additional Taxing Jurisdiction to deduct or withhold any amount on account of taxes imposed by such Additional Taxing Jurisdiction from payments under the Notes which would not have been required to be so deducted or withheld but for such conduct of business in such Additional Taxing Jurisdiction, the Additional Amounts provision described above shall be considered to apply to such holders as if references in such provision to "Taxes" included taxes imposed by way of deduction or withholding by any such Additional Taxing Jurisdiction (or any political subdivision thereof or taxing authority therein).

At least 30 days prior to each date on which any payment under or with respect to the Notes is due and payable (unless such obligation to pay Additional Amounts arises shortly before or after the 30th day prior to such date, in which case it shall be promptly thereafter), if the Company will be obligated to pay Additional Amounts with respect to such payment, the Company will deliver to the Trustee an Officers' Certificate stating the fact that such Additional Amounts will be payable, the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to holders of each respective series of Notes on the payment date. Each such Officers' Certificate shall be relied upon until receipt of a further Officers' Certificate addressing such matters.

The Company will pay any present or future stamp, court or documentary taxes, or any other excise or property taxes, charges or similar levies which arise in any jurisdiction from the execution, delivery or registration of the Notes or any other document or instrument referred to therein (other than a transfer of the Notes), or the receipt of any payments with respect to the Notes, excluding any such taxes, charges or similar levies imposed by any jurisdiction outside the United Kingdom or any jurisdiction in which a paying agent is located, other than those resulting from, or required to be paid in connection with, the enforcement of the Notes or any other such document or instrument following the occurrence of any Event of Default with respect to the Notes.

The foregoing obligations will survive any termination, defeasance or discharge of the Indenture and will apply mutatis mutandis to any jurisdiction in which any successor Person to the Company is organised or any political subdivision or taxing authority or agency thereof or therein.

Whenever in the Indenture or in this "Description of Notes" there is mentioned, in any context, the payment of principal, premium or interest, if any, or any other amount payable under or with respect to any Note of a series, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Mandatory Redemption

The Company is not required to make mandatory redemption payments or sinking fund payments with respect to the Notes.

Ranking

The Notes will be general unsecured obligations of the Company that rank senior in right of payment to all existing and future Indebtedness that is expressly subordinated in right of payment to the Notes. The Notes will

rank equally in right of payment with all existing and future liabilities of the Company that are not so subordinated and will be effectively subordinated to all of our secured Indebtedness and liabilities of our Subsidiaries.

Change of Control

If a Change of Control occurs, each holder of each series of Notes will have the right to require the Company to repurchase all or any part (equal to €1,000 or an integral multiple thereof in the case of the Euro Notes or $1,000 or an integral multiple thereof in the case of the Dollar Notes) of such holder's Notes at a purchase price in cash equal to 101% of the principal amount of each of the series of Notes plus accrued and unpaid interest, if any, Additional Amounts, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Within 30 days following any Change of Control, the Company will mail a notice (the "Change of Control Offer") to each holder, with a copy to the Trustee, stating:

(1) that a Change of Control has occurred (including the circumstances and relevant facts regarding the Change of Control) and that such holder has the right to require the Company to purchase such holder's Notes at a purchase price in cash equal to 101% of the principal amount of such Notes plus accrued and unpaid interest, if any, Additional Amounts, if any, to the date of purchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date) (the "Change of Control Payment");

(2) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the "Change of Control Payment Date"); and

(3) the procedures determined by the Company, consistent with the Indenture, that a holder must follow in order to have its Notes repurchased.

For so long as the Notes have been admitted to the Official List of the UK Listing Authority and trade on the market for listed securities of the London Stock Exchange plc, the foregoing information shall be notified to a Regulatory Information Service designated by the UK Listing Authority.

On the Change of Control Payment Date, the Company will, to the extent lawful:

(1) accept for payment all Notes or portions of Notes (in integral multiples of €1,000 or $1,000, as the case may be) properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes so tendered; and

(3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of such series of Notes or portions of Notes being purchased by the Company and any other information reasonably requested by the Trustee.

The paying agent will promptly mail to each holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; *provided* that each such new Note will be in a principal amount of €1,000 or $1,000, as the case may be, or an integral multiple thereof.

If the Change of Control Payment Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest, if any, and Additional Amounts, if any, will be paid to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest will be payable to holders who tender pursuant to the Change of Control Offer.

The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalisation or similar transaction.

The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations described in the Indenture by virtue of the conflict.

The Company's ability to repurchase Notes pursuant to a Change of Control Offer may be limited by a number of factors. The occurrence of certain of the events that constitute a Change of Control may constitute a default under the New Senior Facilities. In addition, certain events that may constitute a change of control under the New Senior Facilities and cause a default under that agreement may not constitute a Change of Control under the Indenture. Future Indebtedness of the Company and its Subsidiaries may also contain prohibitions of certain events that would constitute a Change of Control or require such Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require the Company to repurchase the Notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company's ability to pay cash to the holders upon a repurchase may be limited by the Company's then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

Even if sufficient funds were otherwise available, the terms of the New Senior Facilities and future Indebtedness may prohibit the Company's prepayment of Notes before their scheduled maturity. Consequently, if the Company is not able to prepay the Bank Indebtedness and any such other Indebtedness containing similar restrictions or obtain requisite consents, the Company will be unable to fulfil its repurchase obligations if holders of Notes exercise their repurchase rights following a Change of Control, resulting in a default under the Indenture.

The Change of Control provisions described above may deter certain mergers, tender offers and other takeover attempts involving the Company by increasing the capital required to effect such transactions. The definition of "Change of Control" includes a disposition of all or substantially all of the property and assets of the Company and its Restricted Subsidiaries taken as a whole to any Person. Although there is a limited body of case law interpreting the phrase "substantially all", there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of "all or substantially all" of the property or assets of a Person. As a result, it may be unclear as to whether a Change of Control has occurred and whether a holder of Notes may require the Company to make an offer to repurchase the Notes as described above.

Certain Covenants

Limitation on Indebtedness

The Company will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness; *provided, however,* that the Company may Incur Indebtedness if on the date thereof the Consolidated Coverage Ratio for the Company and its Restricted Subsidiaries is at least 2.00 to 1.00.

The first paragraph of this covenant will not prohibit the Incurrence of the following Indebtedness:

(1) Indebtedness of the Company and any Restricted Subsidiary Incurred pursuant to the New Senior Facilities together with the principal component of amounts outstanding under Qualified Receivables Transactions in an aggregate amount up to £1.64 billion less the aggregate principal amount of (a) all scheduled principal repayments and all mandatory prepayments of principal thereof and (b) repayments with the proceeds from Asset Dispositions, in each case, permanently reducing the commitments thereunder;

(2) Indebtedness of the Company owing to and held by any Restricted Subsidiary (other than a Receivables Entity) or Indebtedness of a Restricted Subsidiary owing to and held by the Company or any other Restricted Subsidiary (other than a Receivables Entity); *provided, however,*

(a) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations then due with respect to the Notes to the extent permissible under law without subjecting the directors or officers of the obligee or the obligor under any Indebtedness, in their reasonable judgment, to any penalty or liability in connection with the subordination of such Indebtedness; and

(b) (i) any subsequent issuance or transfer of Capital Stock or any other event which results in any such Indebtedness being beneficially held by a Person other than the Company or a Restricted Subsidiary (other than a Receivables Entity) of the Company; and

(ii) any sale or other transfer of any such Indebtedness to a Person other than the Company or a Restricted Subsidiary (other than a Receivables Entity) of the Company,

shall be deemed, in each case, to constitute an Incurrence of such Indebtedness by the Company or such Subsidiary, as the case may be.

(3) Indebtedness represented by (a) the Notes issued on the Issue Date and (b) any Indebtedness (other than the Indebtedness described in clauses (1), (2), (6), (8), (9) and (10)) outstanding on the Issue Date;

(4) any Refinancing Indebtedness Incurred in respect of any Indebtedness described in clause (3), this clause (4) or clause (5) or Incurred pursuant to the first paragraph of this covenant;

(5) Indebtedness of a Restricted Subsidiary Incurred and outstanding on the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred (a) to provide all or any portion of the funds utilised to consummate the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was otherwise acquired by the Company or (b) otherwise in connection with, or in contemplation of, such acquisition); *provided, however,* that at the time such Restricted Subsidiary is acquired by the Company, the Company would have been able to Incur £1.00 of additional Indebtedness pursuant to the first paragraph of this covenant after giving effect to the Incurrence of such Indebtedness pursuant to this clause (5);

(6) Indebtedness under Currency Agreements and Interest Rate Agreements; *provided* that in the case of Currency Agreements, such Currency Agreements are related to business transactions of the Company or its Restricted Subsidiaries entered into in the ordinary course of business or in the case of Currency Agreements and Interest Rate Agreements, such Currency Agreements and Interest Rate Agreements are entered into to hedge interest rate or currency exchange risk of the Company or its Restricted Subsidiaries (as determined in good faith by the Board of Directors or senior management of the Company);

(7) Indebtedness represented by Capitalised Lease Obligations, mortgage financings, purchase money obligations or similar Indebtedness with respect to assets other than Capital Stock or other Investments, in each case Incurred for the purpose of financing or refinancing all or any part of the purchase price or cost of construction or improvements of assets or property used in the business of the Company or its Restricted Subsidiaries, in an aggregate principal amount not to exceed £25 million at any time outstanding;

(8) Indebtedness Incurred by the Company or a Restricted Subsidiary in respect of workers' compensation claims, self-insurance obligations, warranty bonds, tender and bid bonds, performance bonds, appeal bonds, value added tax bonds, surety bonds and similar bonds, completion guarantees and letters of credit issued for similar purposes, all in the ordinary course of business;

(9) Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred or assumed in connection with the acquisition or disposition of any business, assets or Capital Stock of a Restricted Subsidiary, *provided* that except for indemnities given in relation to tax and environmental matters, the maximum aggregate liability in respect of all such Indebtedness in respect of a disposition shall at no time exceed the gross proceeds actually received by the Company and its Restricted Subsidiaries in connection with such disposition;

(10) Indebtedness arising from the honouring by a bank or other financial institution of a check, draft or similar instrument (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business, *provided, however*, that such Indebtedness is extinguished within five business days of Incurrence;

(11) Indebtedness of the Japanese Companies issued subsequent to the Issue Date not to exceed £20 million at any time outstanding, *provided, however*, that such Indebtedness is non-recourse to the Company or any of its Restricted Subsidiaries other than the Japanese Companies;

(12) customer deposits and advance payments received from customers for the sale, lease or license of goods and services in the ordinary course of business;

(13) any short-term Indebtedness of the Company and its Restricted Subsidiaries owed to a bank and arising under Cash Management Arrangements;

(14) Indebtedness Incurred to the extent the proceeds are deposited promptly in a trust that defeases all outstanding Notes as described under the caption "—Defeasance";

(15) Guarantees of Indebtedness, which by their terms must be Guaranteed if the Notes are Guaranteed;

(16) Indebtedness Incurred subsequent to the Issue Date in the form of investment grants or government subsidies obtained in the ordinary course of business in an aggregate amount not exceeding £30 million at any time outstanding;

(17) Indebtedness of a Restricted Subsidiary or Guarantees of Indebtedness by a Restricted Subsidiary, in each case, incurred subsequent to the Issue Date pursuant to or with respect to bank facilities and other short-term borrowing arrangements to finance the working capital requirements of a Restricted Subsidiary which, when taken together with the principal amount of all other Indebtedness of Restricted Subsidiaries Incurred pursuant to this clause (17), will not exceed £35 million at any time outstanding; and

(18) in addition to the items referred to in clauses (1) through (17) above, Indebtedness of the Company and its Restricted Subsidiaries in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause (18) and then outstanding, will not exceed £40 million at any time outstanding.

The Company will not Incur any Indebtedness under the preceding paragraph if the proceeds thereof are used, directly or indirectly, to refinance any Subordinated Obligations of the Company unless such Indebtedness will be subordinated to the Notes to at least the same extent as such Subordinated Obligations. No Restricted Subsidiary may incur any Indebtedness (other than under the New Senior Facilities) if the proceeds are used to refinance Indebtedness of the Company.

For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness Incurred pursuant to and in compliance with, this covenant:

(1) in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in the first and second paragraphs of this covenant, the Company, in its sole discretion, will classify such item of Indebtedness on the date of Incurrence; *provided, however,* that Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness; *provided further, however,* that the Company may, from time to time, reclassify any item of Indebtedness;

(2) all Indebtedness outstanding on the date of the Indenture under the New Senior Facilities shall be deemed initially Incurred on the Issue Date under clause (1) of the second paragraph of this covenant and not the first paragraph or clause (3) of the second paragraph of this covenant;

(3) Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included;

(4) if obligations in respect of letters of credit are Incurred pursuant to a Credit Facility and are being treated as Incurred pursuant to clause (1) of the second paragraph above and the letters of credit relate to other Indebtedness, then such other Indebtedness shall not be included;

(5) the principal amount of any Disqualified Stock of the Company or a Restricted Subsidiary, or Preferred Stock of a Restricted Subsidiary, will be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the liquidation preference thereof; and

(6) the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with GAAP.

Accrual of interest, accrual of dividends, the accretion of accreted value, the payment of interest in the form of additional Indebtedness and the payment of dividends in the form of additional shares of Preferred Stock or Disqualified Stock will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value thereof in the case of any Indebtedness issued with original issue discount and (ii) the principal amount or liquidation preference thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

In addition, the Company will not permit any of its Unrestricted Subsidiaries to Incur any Indebtedness or issue any shares of Disqualified Stock, other than Non-Recourse Debt. If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary, any Indebtedness of such Subsidiary shall be deemed to be Incurred by a Restricted Subsidiary as of such date (and, if such Indebtedness is not permitted to be Incurred as of such date under this covenant, the Company shall be in Default of this covenant).

For purposes of determining compliance with any pounds sterling-denominated restriction on the Incurrence of Indebtedness, the pounds sterling-equivalent principal amount of Indebtedness denominated in a non-pounds sterling currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; *provided* that if such Indebtedness is Incurred to refinance other Indebtedness denominated in a non-pounds sterling currency, and such refinancing would cause the applicable pounds sterling-dominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such pounds sterling-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such Refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

Limitation on Restricted Payments

The Company will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to:

(1) declare or pay any dividend or make any distribution on or in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) except:

  (a) dividends or distributions payable in Capital Stock of the Company (other than Disqualified Stock) or in options, warrants or other rights to purchase such Capital Stock of the Company; and

  (b) dividends or distributions payable to the Company or a Restricted Subsidiary (and if such Restricted Subsidiary is not a Wholly-Owned Subsidiary, to its other holders of ordinary Capital Stock on a pro rata basis);

(2) purchase, redeem, retire or otherwise acquire for value any Capital Stock of the Company or any direct or indirect parent of the Company held by Persons other than the Company or a Restricted Subsidiary (other than in exchange for Capital Stock of the Company (other than Disqualified Stock));

(3) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligations (other than the purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal instalment or final maturity, in each case due within one year of the date of purchase, repurchase, redemption, defeasance or other acquisition or retirement); or

(4) make any Restricted Investment in any Person;

(any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Restricted Investment referred to in clauses (1) through (4) shall be referred to herein as a "Restricted Payment"), if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

  (a) a Default shall have occurred and be continuing (or would result therefrom); or

  (b) the Company is not able to Incur an additional £1.00 of Indebtedness pursuant to the first paragraph under the "Limitation on Indebtedness" covenant after giving effect, on a pro forma basis, to such Restricted Payment; or

  (c) the aggregate amount of such Restricted Payment and all other Restricted Payments declared or made subsequent to the Issue Date would exceed the sum of:

    (i) 50% of Consolidated Net Income for the period (treated as one accounting period) from the beginning of the fiscal semi-annual period commencing immediately prior to the date of the Indenture to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which financial statements are in existence (or, in case such Consolidated Net Income is a deficit, minus 100% of such deficit);

    (ii) 100% of the aggregate Net Cash Proceeds received by the Company from (i) the issue or sale of its Capital Stock (other than Disqualified Stock) or (ii) other capital contributions, in each case, subsequent to the Issue Date (other than Net Cash Proceeds received from an issuance or sale of

such Capital Stock to a Subsidiary of the Company or an employee stock ownership plan, option plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or Guaranteed by the Company or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination);

(iii) the amount by which Indebtedness of the Company or its Restricted Subsidiaries is reduced on the Company's balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to the Issue Date of any Indebtedness of the Company or its Restricted Subsidiaries convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash, or the fair market value of any other property, distributed by the Company upon such conversion or exchange); and

(iv) the amount equal to the net reduction in Restricted Investments made by the Company or any of its Restricted Subsidiaries in any Person resulting from:

(A) repurchases or redemptions of such Restricted Investments by such Person, proceeds realised upon the sale of such Restricted Investment to an unaffiliated purchaser, repayments of loans or advances or other transfers of assets (including by way of dividend or distribution) by such Person to the Company or any Restricted Subsidiary; or

(B) the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investment") not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary,

which amount in each case under this clause (iv) was included in the calculation of the amount of Restricted Payments; *provided, however*, that no amount will be included under this clause (iv) to the extent it is already included in Consolidated Net Income.

The provisions of the preceding paragraph will not prohibit:

(1) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Capital Stock, Disqualified Stock or Subordinated Obligations of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or Guaranteed by the Company or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination); *provided, however,* that (a) such purchase, repurchase, redemption, defeasance, acquisition or retirement will be excluded in subsequent calculations of the amount of Restricted Payments and (b) the Net Cash Proceeds from such sale of Capital Stock will be excluded from clause (c)(ii) of the preceding paragraph;

(2) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Subordinated Obligations of the Company that is permitted to be Incurred pursuant to the covenant described under "—Limitation on Indebtedness" and that in each case constitutes Refinancing Indebtedness; *provided, however,* that such purchase, repurchase, redemption, defeasance, acquisition or retirement will be excluded in subsequent calculations of the amount of Restricted Payments;

(3) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Disqualified Stock of the Company or a Restricted Subsidiary made by exchange for or out of the proceeds of the substantially concurrent sale of Disqualified Stock of the Company or such Restricted Subsidiary, as the case may be, that, in each case, is permitted to be Incurred pursuant to the covenant described under "Limitation on Indebtedness" and that in each case constitutes Refinancing Indebtedness; *provided, however,* that such purchase, repurchase, redemption, defeasance, acquisition or retirement will be excluded in subsequent calculations of the amount of Restricted Payments;

(4) so long as no Default or Event of Default has occurred and is continuing, any purchase or redemption of Subordinated Obligations (a) from Net Available Cash to the extent permitted under "—Limitation on Sales of Assets and Subsidiary Stock" below or (b) following a Change of Control, to the extent required by the Indenture or other agreement or instrument pursuant to which such Subordinated Obligations were issued, *provided* that the "—Change of Control" covenant has been complied with; *provided, however,* that in either case such purchase or redemption will be excluded in subsequent calculations of the amount of Restricted Payments;

(5) dividends paid within 60 days after the date of declaration if at such date of declaration such dividends would have complied with this provision; *provided, however,* that such dividends will be included in subsequent calculations of the amount of Restricted Payments;

(6) the repurchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company or any Restricted Subsidiary held by any current or former officer, director or employee of the Company or any of its Restricted Subsidiaries pursuant to any equity subscription agreement, shareholders' agreement or similar agreement; *provided* that the aggregate price paid for all such repurchased, redeemed, acquired or retired Capital Stock may not exceed £2 million in any twelve-month period;

(7) repurchases of Capital Stock deemed to occur upon the exercise of stock options, warrants or other convertible securities if such Capital Stock represents a portion of the exercise price thereof; *provided, however,* that such repurchases will be excluded from subsequent calculations of the amount of Restricted Payments; and

(8) so long as no Default or Event of Default has occurred and is continuing, other Restricted Payments in an amount not to exceed £25 million; *provided* that the amount of such Restricted Payments will be included in the calculation of the amount of Restricted Payments.

The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of such Restricted Payment of the asset(s) or securities proposed to be paid, transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment. The fair market value of any cash Restricted Payment shall be its face amount. The fair market value of any assets or securities that are required to be valued by this covenant will be determined in good faith (a) in the case of assets or securities valued at £10 million or less, by an executive director of the Company and, in the case of assets or securities valued in excess of £5 million, set forth in an Officers' Certificate to the Trustee, (b) in the case of assets or securities valued at between £10 million and £25 million, by the general committee of the Company's Board of Directors and set forth in an Officers' Certificate delivered to the Trustee, and (c) in the case of assets or securities valued at more than £25 million, by the Company's Board of Directors and set forth in an Officers' Certificate delivered to the Trustee. The Board of Directors' determination must be based upon an opinion or appraisal issued by an internationally recognised accounting, appraisal or investment banking firm, a copy of which shall be delivered to the Trustee, if the fair market value exceeds £25 million.

Limitation on Liens

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien (other than Permitted Liens) upon any of its property or assets (including Capital Stock of Restricted Subsidiaries), whether owned on the date of the Indenture or acquired after that date, which Lien is securing any Indebtedness, unless contemporaneously with the Incurrence of such Liens effective provision is made to secure the Indebtedness due under the Indenture and the Notes, equally and rateably with (or prior to in the case of Liens with respect to Subordinated Obligations) the Indebtedness secured by such Lien for so long as such Indebtedness is so secured.

Limitation on Sale/Leaseback Transactions

The Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale/ Leaseback Transaction *unless*:

(1) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Sale/Leaseback Transaction at least equal to the fair market value (as determined by the Company in good faith) of the property subject to such transaction;

(2) the Company or such Restricted Subsidiary could have Incurred Indebtedness in an amount equal to the Attributable Indebtedness in respect of such Sale/Leaseback Transaction pursuant to the covenant described under "—Limitation on Indebtedness";

(3) the Company or such Restricted Subsidiary would be permitted to create a Lien on the property subject to such Sale/Leaseback Transaction without securing the Notes by the covenant described under "—Limitation on Liens"; and

(4) the Sale/Leaseback Transaction is treated as an Asset Disposition and all of the conditions of the Indenture described under "—Limitation on Sales of Assets and Subsidiary Stock" (including the provisions concerning the application of Net Available Cash) are satisfied with respect to such Sale/Leaseback Transaction, treating all of the consideration received in such Sale/Leaseback Transaction as Net Available Cash for purposes of such covenant.

Limitation on Restrictions on Distributions from Restricted Subsidiaries

The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness or other obligations owed to the Company or any Restricted Subsidiary (it being understood that the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on Common Stock shall not be deemed a restriction on the ability to make distributions on Capital Stock);

(2) make any loans or advances to the Company or any Restricted Subsidiary (it being understood that the subordination of loans or advances made to the Company or any Restricted Subsidiary to other Indebtedness Incurred by the Company or any Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances); or

(3) transfer any of its property or assets to the Company or any Restricted Subsidiary.

The preceding provisions will not prohibit:

(i) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the date of the Indenture, including, without limitation, the Indenture, the Notes and the New Senior Facilities;

(ii) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Capital Stock or Indebtedness Incurred by a Restricted Subsidiary on or before the date on which such Restricted Subsidiary was acquired by the Company (other than Capital Stock or Indebtedness Incurred as consideration in, or to provide all or any portion of the funds utilised to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company or in contemplation of the transaction) and outstanding on such date, *provided* that any such encumbrance or restriction shall not extend to any assets or property of the Company or any other Restricted Subsidiary other than the assets and property so acquired;

(iii) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement effecting a refunding, replacement or refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (i) or (ii) of this paragraph or this clause (iii) or contained in any amendment to an agreement referred to in clause (i) or (ii) of this paragraph or this clause (iii); *provided, however,* that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such agreement are no less favourable in any material respect to the holders of the Notes than the encumbrances and restrictions contained in such agreements referred to in clauses (i) or (ii) of this paragraph on the Issue Date or the date such Restricted Subsidiary became a Restricted Subsidiary, whichever is applicable;

(iv) in the case of clause (3) of the first paragraph of this covenant, any encumbrance or restriction:

(a) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract, or the assignment or transfer of any such lease, license or other contract or contractual right;

(b) contained in mortgages, pledges or other security agreements permitted under the Indenture securing Indebtedness of the Company or a Restricted Subsidiary to the extent such encumbrances or restrictions restrict the transfer of the property subject to such mortgages, pledges or other security agreements; or

(c) pursuant to customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of the Company or any Restricted Subsidiary;

(v) (a) purchase money obligations for property acquired in the ordinary course of business and (b) Capitalised Lease Obligations permitted under the Indenture, in each case, that impose encumbrances or restrictions of the nature described in clause (3) of the first paragraph of this covenant on the property so acquired;

(vi) any Purchase Money Note or other Indebtedness or contractual requirements Incurred with respect to a Qualified Receivables Transaction relating exclusively to a Receivables Entity that, in the good faith determination of the Board of Directors, are necessary to effect such Qualified Receivables Transaction;

(vii) any restriction with respect to a Restricted Subsidiary (or any of its property or assets) imposed pursuant to an agreement entered into for the direct or indirect sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary (or the property or assets that are subject to such restriction) pending the closing of such sale or disposition;

(viii) customary provisions in joint venture, shareholder and other similar agreements and entered into in the ordinary course of business;

(ix) net worth provisions in leases and other agreements entered into by the Company or any Restricted Subsidiary in the ordinary course of business;

(x) encumbrances or restrictions arising or existing by reason of applicable law or any applicable rule, regulation or order or by governmental licenses, concessions, franchises or permits;

(xi) liens permitted to be Incurred under the provisions of the covenant "—Limitation on Liens" that limit the right of the debtor to dispose of the assets subject to such Liens;

(xii) restrictions on cash or other deposits or other customary requirements imposed by customers or suppliers under contracts entered into in the ordinary course of business;

(xiii) encumbrances and restrictions created in connection with a Qualified Receivables Transaction or pursuant to any Currency Agreements or Interest Rate Agreements, in each case, permitted under the covenant "—Limitation on Indebtedness"; and

(xiv) any encumbrance or restriction created in connection with Indebtedness that is permitted to be Incurred under clauses (11) and (17) of the second paragraph under "—Limitation on Indebtedness".

Limitation on Sales of Assets and Subsidiary Stock

The Company will not, and will not permit any of its Restricted Subsidiaries to, make any Asset Disposition *unless*:

(1) the Company or such Restricted Subsidiary, as the case may be, receives consideration at least equal to the fair market value (such fair market value to be determined on the date of contractually agreeing to such Asset Disposition), as determined in good faith by the Board of Directors (including as to the value of all non-cash consideration), of the shares and assets subject to such Asset Disposition;

(2) at least 75% of the consideration from such Asset Disposition received by the Company or such Restricted Subsidiary, as the case may be, is in the form of cash, Cash Equivalents, Replacement Assets or a combination thereof; and

(3) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company or such Restricted Subsidiary, as the case may be:

(a) *first*, to the extent the Company or any Restricted Subsidiary, as the case may be, (i) elects (or is required by the terms of any Indebtedness), to prepay, repay or purchase Indebtedness of the Company (other than any Disqualified Stock or Subordinated Obligations) or Indebtedness of a Restricted Subsidiary (other than any Disqualified Stock of a Restricted Subsidiary) (in each case other than Indebtedness owed to the Company or an Affiliate of the Company) within 360 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash or (ii) earmarks such funds, by depositing them into an Escrow Account within such period, for the prepayment, repayment or purchase of the Company's $250 million aggregate principal amount of 7.125% Notes due 2007; *provided, however,* that, in connection with any prepayment, repayment or purchase of Indebtedness pursuant to this clause (a), the Company or such Restricted Subsidiary will retire such Indebtedness and will cause the related commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased; and

(b) *second*, to the extent of the balance of such Net Available Cash after application in accordance with clause (a), to the extent the Company or such Restricted Subsidiary elects, (i) to invest in Replacement Assets or to pay a Legacy Liability, in each case, within 360 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash or (ii) earmarks such funds, by depositing them into an Escrow Account within such period, for the payment of a Legacy Liability, *provided, however*, that if the Company or such Restricted Subsidiary executes a definitive agreement within such period to acquire Replacement Assets, such 360-day period shall be extended so long as the definitive agreement remains in effect, but not more than six months and *provided, further, however*,

that the aggregate amount of Net Available Cash used or earmarked to pay Legacy Liabilities pursuant to this clause (b) after the Issue Date shall not exceed 25% of the total aggregate amount of Net Available Cash from Asset Dispositions after such date;

provided that pending the final application of any such Net Available Cash in accordance with clause (a) or clause (b) above, the Company and its Restricted Subsidiaries may temporarily reduce Indebtedness or otherwise invest such Net Available Cash in any manner not prohibited by the Indenture.

Any Net Available Cash from Asset Dispositions that are not applied or invested as provided in the preceding paragraph will be deemed to constitute "Excess Proceeds". On the 361st day (or such later date as provided in clause (3)(b) above) after an Asset Disposition, if the aggregate amount of Excess Proceeds exceeds £10 million, the Company will be required to make an offer ("Asset Disposition Offer") to all holders of Notes and to the extent required by the terms of other Pari Passu Indebtedness, to all holders of other Pari Passu Indebtedness outstanding with similar provisions requiring the Company to make an offer to purchase such Pari Passu Indebtedness with the proceeds from any Asset Disposition ("Pari Passu Notes"), to purchase the maximum principal amount of Notes and any such Pari Passu Notes to which the Asset Disposition Offer applies that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount of the Notes and Pari Passu Notes plus accrued and unpaid interest to the date of purchase, in accordance with the procedures set forth in the Indenture or the agreements governing the Pari Passu Notes, as applicable, in each case in integral multiples of €1,000 or $1,000, as the case may be. To the extent that the aggregate amount of Notes and Pari Passu Notes so validly tendered and not properly withdrawn pursuant to an Asset Disposition Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes, subject to other covenants contained in the Indenture. If the aggregate principal amount of Notes surrendered by holders thereof and other Pari Passu Notes surrendered by holders or lenders, collectively, exceeds the amount of Excess Proceeds, the Trustee shall select the Notes of such series and Pari Passu Notes to be purchased on a pro rata basis on the basis of the aggregate principal amount of tendered Notes and Pari Passu Notes. Upon completion of such Asset Disposition Offer, the amount of Excess Proceeds shall be reset at zero.

The Asset Disposition Offer will remain open for a period of 20 Business Days following its commencement, except to the extent that a longer period is required by applicable law (the "Asset Disposition Offer Period"). No later than five Business Days after the termination of the Asset Disposition Offer Period (the "Asset Disposition Purchase Date"), the Company will purchase the principal amount of Notes of each series and Pari Passu Notes required to be purchased pursuant to this covenant (the "Asset Disposition Offer Amount") or, if less than the Asset Disposition Offer Amount has been so validly tendered, all Notes and Pari Passu Notes validly tendered in response to the Asset Disposition Offer.

If the Asset Disposition Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest will be paid to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest will be payable to holders who tender Notes pursuant to the Asset Disposition Offer.

On or before the Asset Disposition Purchase Date, the Company will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Asset Disposition Offer Amount of Notes of each series and Pari Passu Notes or portions of Notes of each series and Pari Passu Notes so validly tendered and not properly withdrawn pursuant to the Asset Disposition Offer, or if less than the Asset Disposition Offer Amount has been validly tendered and not properly withdrawn, all Notes of each series and Pari Passu Notes so validly tendered and not properly withdrawn, in each case in integral multiples of €1,000 or $1,000, as the case may be. The Company will deliver to the Trustee an Officers' Certificate stating that such Notes of such series or portions thereof were accepted for payment by the Company in accordance with the terms of this covenant and, in addition, the Company will deliver all certificates and notes required, if any, by the agreements governing the Pari Passu Notes. The Company or the Paying Agent, as the case may be, will promptly (but in any case not later than five Business Days after termination of the Asset Disposition Offer Period) mail or deliver to each tendering holder of Notes or holder or lender of Pari Passu Notes, as the case may be, an amount equal to the purchase price of the Notes or Pari Passu Notes so validly tendered and not properly withdrawn by such holder or lender, as the case may be, and accepted by the Company for purchase, and the Company will promptly issue a new Note, and the Trustee, upon delivery of an Officers' Certificate from the Company, will authenticate and mail or deliver such new Note to such holder, in a principal amount equal to any unpurchased portion of the Note surrendered; *provided* that each such new Note will be in a principal amount of €1,000 or $1,000, as the case may be, or an integral multiple of €1,000 or $1,000, as the case may be. In addition, the Company will take any and

all other actions required by the agreements governing the Pari Passu Notes. Any Note not so accepted will be promptly mailed or delivered by the Company to the holder thereof. The Company will publicly announce the results of the Asset Disposition Offer on the Asset Disposition Purchase Date.

For the purposes of this covenant, the following will be deemed to be cash:

(1) the assumption by the transferee of Indebtedness (other than Subordinated Obligations or Disqualified Stock) of the Company or Indebtedness of a Restricted Subsidiary (other than Disqualified Stock) and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition (in which case the Company will, without further action, be deemed to have applied such deemed cash to Indebtedness in accordance with clause (a) above);

(2) securities, notes or other obligations received by the Company or any Restricted Subsidiary from the transferee that are converted by the Company or such Restricted Subsidiary into cash within 30 days of the closing of such Asset Disposition or payable in cash within one year and Guaranteed by a third-party bank having long-term debt which is rated "A" or the equivalent thereof by Standard & Poor's Rating Services or "A" or the equivalent thereof by Moody's Investor Services, Inc.; and

(3) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet and other than those set forth in clause (1) above) of the Company or such Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability (and fully indemnifies that Company or such Restricted Subsidiary, as the case may be, with respect thereto).

The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to the Indenture. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Indenture by virtue of any conflict.

Limitation on Affiliate Transactions

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company (an "Affiliate Transaction") *unless* the terms of such Affiliate Transaction are no less favourable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable transaction at the time of such transaction in arm's-length dealings with a Person who is not such an Affiliate; and the Company delivers to the Trustee:

(1) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of £10 million but less than £15 million, a certificate of an executive director of the Company certifying that such Affiliate Transaction complies with this covenant;

(2) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of £15 million but less than £25 million, a resolution of the Company's general committee of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with this covenant;

(3) with respect to any Affiliate Transaction or series of related Affiliates involving aggregate consideration in excess of £25 million, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

(4) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of £25 million, an opinion as to the fairness to the Company or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an internationally recognised accounting, appraisal or investment banking firm.

The preceding paragraph will not apply to:

(1) any Restricted Payment (other than a Restricted Investment) permitted to be made pursuant to the covenant described under "Limitation on Restricted Payments";

(2) any issuance of securities or options to purchase securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of restricted stock plans, long-term incentive plans, stock appreciation rights plans, participation plans or similar employee benefits plans and/or indemnity provided on behalf of directors, officers and employees approved by the Board of Directors;

(3) loans or advances to employees in the ordinary course of business and consistent with past practice of the Company or any of its Restricted Subsidiaries;

(4) any transaction between the Company and a Restricted Subsidiary (other than a Receivables Entity) or between Restricted Subsidiaries (other than a Receivables Entity or Receivables Entities) and Guarantees issued by the Company or a Restricted Subsidiary for the benefit of the Company or a Restricted Subsidiary, as the case may be, in accordance with "Certain Covenants—Limitations on Indebtedness";

(5) the payment of reasonable and customary fees paid to, and indemnity provided and insurance premiums paid on behalf of, directors of the Company or any Restricted Subsidiary;

(6) the performance of obligations of the Company or any of its Restricted Subsidiaries under the terms of any agreement to which the Company or any of its Restricted Subsidiaries is a party as of or on the Issue Date, as these agreements may be amended, modified, supplemented, extended or renewed from time to time; *provided, however,* that any future amendment, modification, supplement, extension or renewal entered into after the Issue Date will be permitted to the extent that its terms are not more disadvantageous to the holders of the Notes than the terms of the agreements in effect on the Issue Date;

(7) sales or other transfers or dispositions of accounts receivable and other related assets customarily transferred in an asset securitisation transaction involving accounts receivable to a Receivables Entity in a Qualified Receivables Transaction, and acquisitions of Permitted Investments in connection with a Qualified Receivables Transaction;

(8) payment of taxes required as a result of being a member of a group filing a consolidated or combined return for the payment of taxes;

(9) any employment agreement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business and consistent with past practices;

(10) transactions with a Person that is an Affiliate solely because the Company owns Capital Stock in or otherwise controls such Person; and

(11) sales of Capital Stock (other than Disqualified Stock) to Affiliates of the Company.

Reporting

The Company will provide to the Trustee and the holders of the Notes and shall make available to potential investors:

(1) within 120 days after the end of the Company's fiscal year, information substantially similar in scope to the information included in this Offering Memorandum, including the information under the captions entitled "Risk Factors", "Capitalisation", "Selected Financial Data", "Operating and Financial Review and Prospects", "Business", "Management", "Principal Shareholders and Related Party Transactions" and "Description of Other Indebtedness"; consolidated statements of operations, consolidated balance sheets and consolidated cash flow statements and the related notes thereto as of and for the two most recent fiscal years, together with a report thereon by the Company's certified independent accountants; information with respect to any Change of Control during the most recent fiscal year and information with respect to any material acquisition or disposition during the most recent fiscal year;

(2) within 60 days after the end of each of the first three fiscal quarters in each fiscal year of the Company, information including unaudited consolidated financial statements for such periods (prepared in accordance with GAAP), a financial review of such periods (including a comparison against the prior year's comparable period), consisting of a discussion of (A) the financial condition and results of operations of the Company and material changes between the current quarterly period and the quarterly period of the prior year, (B) material developments in the business of the Company and (C) financial developments and trends in the business in which the Company is engaged; and

(3) such other information as the Company is required to make, or makes, available to its shareholders pursuant to law or regulation or the rules of any stock exchange on which its ordinary shares may be listed, such other information to be provided concurrently with its provision to shareholders.

Subject to compliance with applicable laws and regulations, the Company will use its reasonable best efforts to hold a conference call, within a reasonably prompt period of time following the disclosure of the annual and quarterly information required by the clauses (1) and (2) of this covenant to the Trustee and the holders of Notes, to discuss such information and results of operations for the relevant reporting period.

The Company will provide the annual and quarterly information required by clauses (1) and (2) of this covenant by segment on a basis substantially similar to that contained in this Offering Memorandum, taking into account the Company's then current business and operations.

If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries and any such Unrestricted Subsidiary or group of Unrestricted Subsidiaries constitute Significant Subsidiaries of the Company, then the annual and quarterly information required by the first two clauses of this covenant shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of such Unrestricted Subsidiaries of the Company.

In addition, so long as the Notes remain outstanding and during any period during which the Company is not subject to Section 13 or 15(d) of the US Exchange Act nor exempt therefrom pursuant to Rule 12g3-2(b), the Company shall furnish to the holders of the Notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the US Securities Act.

For so long as the Notes have been admitted to the Official List of the UK Listing Authority and trade on the market for listed securities of the London Stock Exchange plc, the foregoing information shall be notified to a Regulatory Information Service designated by the UK Listing Authority.

Merger and Consolidation

The Company will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, *unless*:

(1) the resulting, surviving or transferee Person (the "Successor Company") will be a corporation, partnership, trust or limited liability company organised and existing under the laws of the United Kingdom, any member state of the European Union as of 31 December 2003, or of the United States of America, any State of the United States or the District of Columbia and the Successor Company (if not the Company) will expressly assume, by supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture;

(2) immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any Subsidiary of the Successor Company as a result of such transaction as having been Incurred by the Successor Company or such Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

(3) immediately after giving effect to such transaction, the Successor Company would be able to Incur at least an additional £1.00 of Indebtedness pursuant to the first paragraph of the "Limitation on Indebtedness" covenant; and

(4) the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

For purposes of this covenant, the sale, lease, conveyance, assignment, transfer, or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, but, in the case of a lease of all or substantially all its assets, the predecessor company will not be released from the obligation to pay the principal of and interest on the Notes.

Although there is a limited body of case law interpreting the phrase "substantially all", there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve "all or substantially all" of the property or assets of a Person.

Notwithstanding the preceding clause (3) and clause (4), (x) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Company and (y) the Company may merge with an Affiliate incorporated solely for the purpose of reincorporating the Company in another jurisdiction to realise tax benefits; *provided* that, in the case of a Restricted Subsidiary that merges into the Company, the Company will not be required to comply with the preceding clause (3).

Issuances of Guarantees of Indebtedness

The Company will not permit any of its Restricted Subsidiaries, directly or indirectly, to Guarantee or pledge any assets to secure the payment of any Indebtedness of the Company (other than Indebtedness Incurred pursuant to the New Senior Facilities) unless such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture providing for the Guarantee of the payment of the Notes by such Restricted Subsidiary, which Guarantee shall be senior to or *pari passu* with such Restricted Subsidiary's Guarantee of or pledge to secure such other Indebtedness.

Fall-Away of Covenants Upon Achievement of Investment Grade Status

If, during any period after the Issue Date, the Notes have achieved Investment Grade Status and no Event of Default has occurred and is continuing, then the covenants described under "—Limitation on Indebtedness," "—Limitation on Restricted Payments", "—Limitation on Restrictions on Distributions from Restricted Subsidiaries", "—Limitation on Affiliate Transactions", clauses (2) and (4) under "—Limitation on Sale/ Leaseback Transactions", "—Limitation on Sales of Assets and Subsidiary Stock" and clause (3) under "—Merger and Consolidation" will be terminated and will not thereafter be applicable to the Company. As a result, upon such event, the Notes will lose the covenant protection initially provided under the Indenture.

Events of Default

Each of the following is an Event of Default with respect to a series of Notes:

(1) default for 30 days in any payment of interest on or Additional Amounts with respect to any Note of such series when due;

(2) default in the payment of principal of or premium, if any, on any Note of such series when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

(3) failure by the Company to comply with its obligations under "Certain Covenants—Merger and Consolidation";

(4) failure by the Company to comply for 30 days after notice with any of its obligations described under "Change of Control" above or under the covenants described under "Certain Covenants" above (in each case, other than a failure to purchase Notes, which will constitute an Event of Default under clause (2) above and other than a failure to comply with "Certain Covenants—Merger and Consolidation" which is covered by clause (3));

(5) failure by the Company to comply for 60 days after notice with its other agreements contained in the Indenture;

(6) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by the Company or any of its Restricted Subsidiaries), other than Indebtedness owed to the Company or a Restricted Subsidiary, whether such Indebtedness or Guarantee now exists, or is created after the date of the Indenture, which default:

   (a) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness ("payment default"); or

   (b) results in the acceleration of such Indebtedness prior to its maturity (the "cross acceleration provision");

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates £20 million or more;

(7) certain events of bankruptcy, insolvency or reorganisation of the Company or a Significant Subsidiary (the "bankruptcy provisions"); or

(8) failure by the Company or any Significant Subsidiary to pay final judgments aggregating in excess of £20 million (net of any amounts that a reputable and creditworthy insurance company has acknowledged liability for in writing), which judgments are not paid, discharged or stayed for a period of 60 consecutive days (the "judgment default provision").

However, a default under clauses (4) and (5) of this paragraph will not constitute an Event of Default with respect to a series of Notes until the Trustee or the holders of 25% in principal amount of the outstanding Notes of such series notify the Company of the default and the Company does not cure such default within the time specified in clauses (4) and (5) of this paragraph after receipt of such notice.

If an Event of Default (other than an Event of Default described in clause (7) above) occurs and is continuing, the Trustee by written notice to the Company, or the holders of at least 25% in principal amount of the outstanding Notes of either series by notice to the Company and the Trustee, may, and the Trustee at the request of such holders shall, declare the principal of, premium, if any, Additional Amounts, if any, and accrued and unpaid interest, if any, on all the Notes of such series to be due and payable. Upon such a declaration, such principal, premium, Additional Amounts and accrued and unpaid interest will be due and payable immediately. In the event of a declaration of acceleration of a series of Notes because an Event of Default described in clause (6) under "Events of Default" has occurred and is continuing, the declaration of acceleration of such Notes shall be automatically annulled if the event of default or payment default triggering such Event of Default pursuant to clause (6) shall be remedied or cured by the Company or a Restricted Subsidiary or waived by the holders of the relevant Indebtedness within 20 days after the declaration of acceleration with respect thereto and if (1) the annulment of the acceleration of such Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, except non-payment of principal, premium, Additional Amounts or interest on the Notes that became due solely because of the acceleration of the Notes of such series, have been cured or waived. If an Event of Default described in clause (7) above occurs and is continuing, the principal of, premium, if any, Additional Amounts, if any, and accrued and unpaid interest on all the Notes of each series will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders. The holders of a majority in principal amount of the outstanding Notes of either series may waive all past defaults (except with respect to non-payment of principal, premium, interest or Additional Amounts) and rescind any such acceleration with respect to the Notes of such series and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, other than the non-payment of the principal of, premium, if any, Additional Amounts, if any, and interest on the Notes of such series that have become due solely by such declaration of acceleration, have been cured or waived.

Subject to the provisions of the Indenture relating to the duties of the Trustee, if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, Additional Amounts, if any, or interest when due, no holder may pursue any remedy with respect to the Indenture or the relevant series of Notes *unless*:

(1) such holder has previously given the Trustee notice that an Event of Default is continuing with respect to the Notes of its series;

(2) holders of at least 25% in principal amount of the outstanding Notes of such series have requested the Trustee to pursue the remedy;

(3) such holders have agreed in writing to indemnify the Trustee in full against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) the holders of a majority in principal amount of the outstanding Notes of such series of the relevant series have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Notes of each series are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee with respect to the applicable series of Notes. The Indenture provides that in the event an Event of Default with respect to a series of Notes has occurred and is continuing, the Trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The Trustee, however, may refuse to follow any

direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The Indenture provides that if a Default occurs and is continuing with respect to a series of Notes and is known to the Trustee, the Trustee must mail to each holder of such series of Notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, premium, if any, Additional Amounts, if any, or interest on any Note of a series, the Trustee may withhold notice if and so long as a committee of trust officers of the Trustee in good faith determines that withholding notice is in the interests of such holders.

The Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default with respect to a series of Notes that occurred during the previous year. The Company is also required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any events which would constitute certain Defaults with respect to a series of Notes, their status and what action the Company is taking or proposing to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the Indenture and the Notes of a series may be amended or supplemented with the consent of the holders of a majority in principal amount of the Notes then outstanding of the relevant series (including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes of such series) and, subject to certain exceptions, any past default or compliance with any provision of the Indenture or the Notes of such series may be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding of such series (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes of such series). However, without the consent of each holder of an outstanding Note of such series affected, no amendment may, among other things:

(1) reduce the amount of Notes of such series whose holders must consent to an amendment;

(2) reduce the stated rate of or extend the stated time for payment of interest on any Note of such series;

(3) reduce the principal of or extend the Stated Maturity of any Note of such series;

(4) whether through an amendment or waiver of provisions in the covenants, definitions or otherwise, (i) reduce the premium payable upon the redemption of any Note of such series or change the time at which any Note of such series may be redeemed as described above under "Optional Redemption", or (ii) reduce the premium payable upon the repurchase of any Note of such series or change the time at which any Note of such series is to be repurchased as described under "Change of Control," or "Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock", in each case at any time after the obligation to redeem or repurchase has arisen pursuant to such provision;

(5) make any Note of such series payable in money other than that stated in such Notes;

(6) impair the right of any holder of any Notes of such series to receive payment of, premium, if any, Additional Amounts, if any, principal of and interest on such holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's Notes; or

(7) make any change in the amendment provisions of the Indenture that require each holder's consent or in the waiver provisions.

Notwithstanding the foregoing, without the consent of any holder, the Company and the Trustee may amend the Indenture and the Notes of either series to:

(1) cure any ambiguity, omission, defect or inconsistency;

(2) provide for the assumption by a successor corporation of the obligations of the Company under the Indenture;

(3) provide for uncertificated Notes in addition to or in place of certificated Notes (*provided* that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f) (2) (B) of the Code);

(4) add Guarantees with respect to the Notes;

(5) secure the Notes;

(6) add to the covenants of the Company for the benefit of the holders or surrender any right or power conferred upon the Company; or

(7) make any change that does not adversely affect the rights of any holder.

The consent of the holders of the relevant series of Notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the Indenture becomes effective, the Company is required to mail to the holders of the affected series of Notes a notice briefly describing such amendment. However, the failure to give such notice to all the holders of the affected series of Notes, or any defect in the notice will not impair or affect the validity of the amendment.

Defeasance

The Company at any time may terminate all its obligations under the Notes of either series and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes of such series, to replace mutilated, destroyed, lost or stolen Notes of such series and to maintain a registrar and paying agent in respect of the Notes of such series.

The Company at any time may terminate its obligations under covenants described under "Certain Covenants" (other than "Merger and Consolidation"), the operation of the cross-default upon a payment default, cross acceleration provisions, the bankruptcy provisions with respect to Significant Subsidiaries and the judgment default provision described under "Events of Default" above and the limitations contained in clause (3) and clause (4) under "Certain Covenants—Merger and Consolidation" above ("covenant defeasance").

The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the Notes of the affected series may not be accelerated because of an Event of Default with respect to the Notes of such series. If the Company exercises its covenant defeasance option, payment of the Notes of the affected series may not be accelerated because of an Event of Default specified in clause (4), (5), (6), (7) (with respect only to Significant Subsidiaries) or (8) under "Events of Default" above or because of the failure of the Company to comply with clauses (3) and (4) under "Certain Covenants—Merger and Consolidation" above.

In order to exercise either defeasance option, the Company must irrevocably deposit in trust (the "defeasance trust") with the Trustee cash in euro, Government Obligations or a combination thereof in the case of the Euro Notes or cash in US dollars, Government Obligations or a combination thereof in the case of the Dollar Notes, in each case, for the payment of principal, premium, if any, Additional Amounts, if any, and interest on the relevant series of Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of:

(1) an Opinion of Counsel (subject to customary exceptions and exclusions) to the effect that holders of the Notes of such series will not recognise income, gain or loss for US Federal income tax purposes as a result of such deposit and defeasance and will be subject to US Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance has not occurred. In the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable US Federal income tax law; and

(2) an Opinion of Counsel in the United Kingdom (subject to customary exceptions and exclusions) to the effect that holders of the Notes of such series will not recognise income, gain or loss for tax purposes of the United Kingdom as a result of such deposit and defeasance and will be subject to tax in the United Kingdom for the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance has not occurred.

Satisfaction and Discharge

The Indenture will be discharged and cease to be of further effect as to all Notes when:

(1) either

  (a) all Notes that have been authenticated and delivered (other than lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation; or

(b) all Notes that have not been delivered to the Trustee for cancellation (i) have become due and payable, (ii) will become due and payable at their maturity within one year or (iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by such Trustee in the name, and at the expense of, the Company and, in each case, the Company has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust cash in euro, Government Obligations or a combination thereof in the case of Euro Notes and cash in US dollars, Government Obligations or a combination thereof in the case of Dollar Notes, in each case, sufficient to pay and discharge the entire indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued and unpaid interest and Additional Amounts, if any, to the date of maturity or redemption; and

(2) the Company has paid or caused to be paid all other sums payable under the Notes; and

(3) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel stating that all conditions precedent to satisfaction and discharge have been satisfied.

The time limit on validity of claims is based on New York law, which in general is six years.

Currency Indemnity and Calculation of Pounds Sterling-Denominated Restrictions

In the case of (i) the Euro Notes, the euro and (ii) the Dollar Notes, the US dollar, is the sole currency of account and payment for all sums payable by the Company under or in connection with the Euro Notes and the Dollar Notes, as the case may be, including damages. Any amount received or recovered in a currency other than euro (in the case of the Euro Notes) or the US dollar (in the case of the Dollar Notes), whether as a result of, or the enforcement of, a judgment or order of a court of any jurisdiction, in the winding-up or dissolution of the Company or otherwise, by any holder of a Euro Note or a Dollar Note, as the case may be, or by the Trustee in respect of any sum expressed to be due to it from the Company will only constitute a discharge to the Company to the extent of the euro amount or the US dollar amount, as the case may be, which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so).

If a euro amount is less than the euro amount expressed to be due to the recipient under any Euro Note, or if a US dollar amount is less than the US dollar amount expressed to be due to the recipient under any Dollar Note, the Company will indemnify them against any loss sustained by such recipient as a result. In any event, the Company will indemnify the recipient against the cost of making any such purchase. For the purposes of this currency indemnity provision, it will be sufficient for the holder of a Note to certify in a satisfactory manner (indicating the sources of information used) that it would have suffered a loss had an actual purchase of euro or US dollar, as the case may be, been made with the amount so received in that other currency on the date of receipt or recovery (or, if a purchase of euro or US dollar, as the case may be, on such date had not been practicable, on the first date on which it would have been practicable, it being required that the need for a change of date be certified in the manner mentioned above). These indemnities constitute a separate and independent obligation from the Company's other obligations, will give rise to a separate and independent cause of action, will apply irrespective of any indulgence granted by any holder of a Note or the Trustee and will continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any Note or to the Trustee.

Except as otherwise specifically set forth herein, for purposes of determining compliance with any pounds sterling-denominated restriction herein, the pounds sterling-equivalent amount for purposes hereof that is denominated in non-pounds sterling currency shall be calculated based on the relevant currency exchange rate in effect on the date such non-pounds sterling amount is incurred or made, as the case may be.

Enforceability of Judgments

Since a substantial portion of the assets of the Company are outside the United States, any judgment obtained in the United States against the Company, including judgments with respect to the payment of principal, premium, interest and any redemption price and any purchase price with respect to the Notes, may not be collectable within the United States.

Notices

Any notice or communication to a holder shall be mailed by first class mail, certified or registered, return receipt requested, or by overnight air courier guaranteeing next day delivery to its address shown on the register

kept by the Registrar. If the Company gives any notice or communication to holders, it shall give a copy at the same time to the Trustee and each Agent. For so long as the Notes have been admitted to the Official List of the UK Listing Authority and trade on the market for listed securities of the London Stock Exchange plc, the foregoing information shall be notified to a Regulatory Information Service designated by the UK Listing Authority.

Listing

Application has been made to UK Listing Authority for the Notes to be admitted to the Official List of the UK Listing Authority and to the London Stock Exchange plc for the Notes to be admitted to trading on the London Stock Exchange's market for listed securities.

Consent to Jurisdiction and Service of Process

The Indenture provides that the Company irrevocably agrees to accept notice and service of process in any suit, action or proceeding with respect to any Indenture or any Note brought in any New York state or US federal court located in the Borough of Manhattan in the City and State of New York and submits to the non-exclusive jurisdiction thereof.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Company, as such, shall have any liability for any obligations of the Company under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Concerning the Trustee

Deutsche Trustee Company Limited is the Trustee under the Indenture.

Governing Law

The Indenture provides that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

"Additional Amounts" has the meaning ascribed thereto under "—Payment of Additional Amounts".

"Additional Taxing Jurisdiction" has the meaning ascribed thereto under "—Payment of Additional Amounts".

"Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing; *provided* that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control.

"Asset Disposition" means any direct or indirect sale, lease (other than an operating lease entered into in the ordinary course of business), transfer, issuance or other disposition, or a series of related sales, leases, transfers, issuances or dispositions that are part of a common plan, of shares of Capital Stock of a Subsidiary (other than directors' qualifying shares), property or other assets (each referred to for the purposes of this definition as a "disposition") by the Company or any of its Restricted Subsidiaries, including any disposition by means of a merger, consolidation or similar transaction.

Notwithstanding the preceding, the following items shall not be deemed to be Asset Dispositions:

(1) a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary (other than a Receivables Entity);

(2) the sale of Cash Equivalents in the ordinary course of business;

(3) a sale, lease or license of products or services (including inventory) in the ordinary course of business;

(4) a disposition of obsolete or worn out equipment or equipment that is no longer useful in the conduct of the business of the Company and its Restricted Subsidiaries and that is disposed of in each case in the ordinary course of business;

(5) transactions permitted under "Certain Covenants—Merger and Consolidation";

(6) an issuance of Capital Stock by a Restricted Subsidiary to the Company or to a Restricted Subsidiary (other than a Receivables Entity);

(7) for purposes of "Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock" only, the making of a Permitted Investment or a disposition subject to "Certain Covenants—Limitation on Restricted Payments";

(8) sales of accounts receivable and related assets or an interest therein of the type specified in the definition of "Qualified Receivables Transaction" to a Receivables Entity;

(9) any sale or disposition deemed to occur in connection with creating, granting or enforcing any Permitted Liens;

(10) surrender of contract rights or other claims or dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(11) the licensing or sublicensing of intellectual property or other general intangibles and licenses, leases or subleases of other property in the ordinary course of business which do not materially interfere with the business of the Company and its Restricted Subsidiaries;

(12) foreclosure on assets;

(13) release of claims that have been written down (but only to the extent written down) or written off in the books of the Company or a Restricted Subsidiary;

(14) a disposition of an Investment in exchange for another Investment in the same entity which at the time of exchange has an equivalent fair market value; and

(15) any disposition of assets in a single transaction or series of related transactions with an aggregate fair market value of less than £10 million.

"Attributable Indebtedness" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the Notes, compounded semi-annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

"Average Life" means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (2) the sum of all such payments.

"Board of Directors" means, as to any Person, the board of directors of such Person or any duly authorised committee thereof.

"Business Day" means each day that is not a Saturday, Sunday or other day on which banking institutions in London, England or New York, New York or at a place of payment are authorised or required by law to close.

"Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participation or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

"Capitalised Lease Obligations" means an obligation that is required to be classified and accounted for as a capitalised lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation will be the capitalised amount of such obligation at the time any determination thereof is to be made as determined in accordance with GAAP, and the Stated Maturity thereof will be the date of

the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

"Cash Equivalents" means:

(1) pounds sterling, euro or US dollars and, in the case of any Restricted Subsidiary located in a country where such currencies are not the official currency, such local currencies held from time to time by such Restricted Subsidiaries in the ordinary course of business; provided that such currencies are freely tradable into pounds sterling, euro or US dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States Government, any member state of the European Union as of 31 December 2003, or any agency or instrumentality thereof (*provided* that the full faith and credit of the United States or such member state pledged in support thereof), having maturities of not more than one year from the date of acquisition;

(3) marketable general obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition of the United States (*provided* that the full faith and credit of the United States is pledged in support thereof) and, at the time of acquisition, having a credit rating of "A" or better from either Standard & Poor's Ratings Services or Moody's Investors Service, Inc.;

(4) certificates of deposit, time deposits, eurodollar time deposits, money market deposits, overnight bank deposits or bankers' acceptances having maturities of not more than one year from the date of acquisition thereof issued by any commercial bank the long-term debt of which is rated at the time of acquisition thereof at least "A" or the equivalent thereof by Standard & Poor's Ratings Services, or "A" or the equivalent thereof by Moody's Investors Service, Inc., and having combined capital and surplus in excess of £500 million;

(5) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2), (3) and (4) entered into with any bank meeting the qualifications specified in clause (4) above;

(6) commercial paper rated at the time of acquisition thereof at least "A-2" or the equivalent thereof by Standard & Poor's Ratings Services or "P-2" or the equivalent thereof by Moody's Investors Service, Inc., or carrying an equivalent rating by a nationally recognised rating agency, if both of the two named rating agencies cease publishing ratings of investments, and in any case maturing within one year after the date of acquisition thereof;

(7) interests in any investment company or money market fund which invests 95% or more of its assets in instruments of the type specified in clauses (1) through (6) above; and

(8) in the case of any Restricted Subsidiary located outside the United States and the European Union, any substantially similar investment of the kinds described in clauses (2) through (5) of this definition in the ordinary course of business and with the best available ranking for a local national bank in such jurisdiction.

"Cash Management Arrangements" means the cash management arrangements of the Company and its Restricted Subsidiaries (including any Indebtedness arising thereunder), which arrangements are in the ordinary course of business consistent with past practices and not used as a source of financing.

"Change in Tax Law" has the meaning ascribed thereto under "—Optional Tax Redemption".

"Change of Control" means:

(1) (A) any "person" or "group" of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that such person or group shall be deemed to have "beneficial ownership" of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of the Company (or its successor by merger, consolidation or purchase of all or substantially all of its assets) (for the purposes of this clause, such person or group shall be deemed to beneficially own any Voting Stock of the Company held by a parent entity, if such person or group "beneficially owns" (as defined above), directly or indirectly, more than 35% of the voting power of the Voting Stock of such parent entity); or

(2) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors; or

(3) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole to any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act); or

(4) the adoption by the stockholders of the Company of a plan or proposal for the liquidation or dissolution of the Company.

"Clearstream" means Clearstream Banking, *société anonyme*, or its nominee.

"Code" means the United States Internal Revenue Code of 1986, as amended.

"Common Stock" means with respect to any Person, any and all shares, interest or other participations in, and other equivalents (however designated and whether voting or nonvoting) of such Person's ordinary shares whether or not outstanding on the Issue Date, and includes, without limitation, all series and classes of such ordinary shares.

"Consolidated Coverage Ratio" means as of any date of determination, with respect to any Person, the ratio of (x) the aggregate amount of Consolidated EBITDA of such Person for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which financial statements are in existence to (y) Consolidated Interest Expense for such four fiscal quarters, *provided*, *however*, that:

(1) if the Company or any Restricted Subsidiary:

  (a) has Incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period (except that in making such computation, the amount of Indebtedness under any revolving credit facility outstanding on the date of such calculation will be deemed to be (i) the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding or (ii) if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation) and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period; or

  (b) has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of the period that is no longer outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio involves a discharge of Indebtedness (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and the related commitment terminated), Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such discharge had occurred on the first day of such period;

(2) if since the beginning of such period the Company or any Restricted Subsidiary will have made any Asset Disposition or disposed of any company, division, operating unit, segment, business, group of related assets or line of business or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is such an Asset Disposition:

  (a) the Consolidated EBITDA for such period will be reduced by an amount equal to the Consolidated EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period or increased by an amount equal to the Consolidated EBITDA (if negative) directly attributable thereto for such period; and

  (b) Consolidated Interest Expense for such period will be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(3) if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) will have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary or is merged with or into the Company) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of a company, division, operating unit, segment, business, group of related assets or line of business, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

(4) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) will have Incurred any Indebtedness or discharged any Indebtedness, made any Asset Disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (2) or (3) above if made by the Company or a Restricted Subsidiary during such period, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto as if such Asset Disposition or Investment or acquisition of assets occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to any calculation under this definition, the pro forma calculations will be determined in good faith by a responsible financial or accounting officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness will be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months). If any Indebtedness that is being given pro forma effect bears an interest rate at the option of the Company, the interest rate shall be calculated by applying such optional rate chosen by the Company.

"Consolidated EBITDA" for any period means, without duplication, the Consolidated Net Income for such period, plus the following to the extent deducted in calculating such Consolidated Net Income:

(1) Consolidated Interest Expense;

(2) Consolidated Income Taxes;

(3) consolidated depreciation expense;

(4) consolidated amortisation expense or impairment charges recorded in connection with the application of Financial Reporting Standard No. 11 "Fixed Assets and Other Intangibles"; and

(5) other non-cash charges reducing Consolidated Net Income (including financing charges and income calculated in accordance with Financial Reporting Standard 17 relating to pension schemes and liabilities but excluding any other non-cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortisation of a prepaid cash expense that was paid in a prior period not included in the calculation).

Notwithstanding the preceding sentence, clauses (2) through (5) relating to amounts of a Restricted Subsidiary of a Person will be added to Consolidated Net Income to compute Consolidated EBITDA of such Person only to the extent (and in the same proportion) that the net income (loss) of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such Person and, to the extent the amounts set forth in clauses (2) through (5) are in excess of those necessary to offset a net loss of such Restricted Subsidiary or if such Restricted Subsidiary has net income for such period included in Consolidated Net Income, only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders, *provided* that Permitted Restrictions will be disregarded in making the foregoing determination.

"Consolidated Income Taxes" means, with respect to any Person for any period, taxes imposed upon such Person or other payments required to be made by such Person by any governmental authority which taxes or other payments are calculated by reference to the income or profits of such Person or such Person and its Restricted Subsidiaries (to the extent such income or profits were included in computing Consolidated Net Income for such period), regardless of whether such taxes or payments are required to be remitted to any governmental authority.

"Consolidated Interest Expense" means, for any period, the total interest expense of the Company and its consolidated Restricted Subsidiaries, whether paid or accrued, net of interest income, plus, to the extent not included in such interest expense:

(1) interest expense attributable to Capitalised Lease Obligations and the interest portion of rent expense associated with Attributable Indebtedness in respect of the relevant lease giving rise thereto, determined as if such lease were a capitalised lease in accordance with GAAP and the interest component of any deferred payment obligations;

(2) amortisation of debt discount and debt issuance cost (*provided* that any amortisation of bond premium will be credited to reduce Consolidated Interest Expense unless, pursuant to GAAP, such amortisation of bond premium has otherwise reduced Consolidated Interest Expense);

(3) non-cash interest expense excluding financing charges and income calculated in accordance with Financial Reporting Statement 17 relating to pension schemes and liabilities;

(4) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing;

(5) interest actually paid by the Company or any such Restricted Subsidiary under any Guarantee of Indebtedness or other obligation of any other Person;

(6) net costs associated with Hedging Obligations other than Hedging Obligations under Currency Arrangements relating to trading activities (including amortisation of fees); *provided, however*, that if Hedging Obligations result in net benefits rather than costs, such benefits shall be credited to reduce Consolidated Interest Expense unless, pursuant to GAAP, such net benefits are otherwise reflected in Consolidated Net Income;

(7) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalised during such period;

(8) all dividends paid or payable, in cash, Cash Equivalents or Indebtedness or accrued during such period on any series of Disqualified Stock of such Person or on Preferred Stock of its Restricted Subsidiaries payable to a party other than the Company or a Restricted Subsidiary;

(9) Receivables Fees; and

(10) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company) in connection with Indebtedness Incurred by such plan or trust;

For purposes of the foregoing, total interest expense will be determined (i) after giving effect to any net payments made or received by the Company and its Subsidiaries with respect to Interest Rate Agreements and (ii) exclusive of amounts classified as other comprehensive income in the balance sheet of the Company.

"Consolidated Net Income" means, for any period, the net income (loss) of the Company and its consolidated Restricted Subsidiaries determined in accordance with GAAP; *provided, however*, that there will not be included in such Consolidated Net Income:

(1) any net income (loss) of any Person if such Person is not a Restricted Subsidiary, except that:

    (a) subject to the limitations contained in clauses (3), (4) and (5) below, the Company's equity in the net income of any such Person for such period will be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (2) below); and

    (b) the Company's equity in a net loss of any such Person (other than an Unrestricted Subsidiary) for such period will be included in determining such Consolidated Net Income to the extent such loss has been funded with cash from the Company or a Restricted Subsidiary;

(2) any net income (but not loss) of any Restricted Subsidiary if the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company is not at the date of determination permitted without prior governmental approval (that has not been obtained) or by operation of its charter or other organisational document or any agreement, instrument, judgment, order, statute, rule or other governmental regulation (other than Permitted Restrictions), except that:

    (a) subject to the limitations contained in clauses (3), (4) and (5) below, the Company's equity in the net income of any such Restricted Subsidiary for such period will be included in such Consolidated Net

Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend (subject, in the case of a dividend to another Restricted Subsidiary, to the limitation contained in this clause); and

(b) the Company's equity in a net loss of any such Restricted Subsidiary for such period will be included in determining such Consolidated Net Income;

(3) any gain (loss) realised upon the sale or other disposition of any property, plant or equipment of the Company or its consolidated Restricted Subsidiaries (including pursuant to any Sale/Leaseback Transaction) which is not sold or otherwise disposed of in the ordinary course of business and any gain (loss) realised upon the sale or other disposition of any Capital Stock of any Person;

(4) any extraordinary gain or loss; and

(5) the cumulative effect of a change in accounting policies.

"Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who: (1) was a member of such Board of Directors on the date of the Indenture; or (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

"Credit Facility" means, with respect to the Company, one or more debt facilities (including, without limitation, the New Senior Facilities or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time (and whether or not with the original administrative agent and lenders or another administrative agent or agents or other lenders and whether provided under the original New Senior Facilities or any other credit or other agreement or indenture).

"Currency Agreement" means in respect of a Person any foreign exchange contract, currency swap agreement, futures contract, option contract or other similar agreement as to which such Person is a party or a beneficiary.

"Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

"Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

(1) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(2) is convertible or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock which is convertible or exchangeable solely at the option of the Company or a Restricted Subsidiary); or

(3) is redeemable at the option of the holder of the Capital Stock in whole or in part,

in each case on or prior to the date that is 180 days after (a) the Stated Maturity of the Notes or (b) the date on which there are no Notes outstanding, *provided* that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock; *provided, further* that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or asset sale (each defined in a substantially identical manner to the corresponding definitions in the Indenture) shall not constitute Disqualified Stock if the terms of such Capital Stock (and all such securities into which it is convertible or for which it is rateable or exchangeable) provide that the Company may not repurchase or redeem any such Capital Stock (and all such securities into which it is convertible or for which it is rateable or exchangeable) pursuant to such provision prior to compliance by the Company with the provisions of the Indenture described under the captions "Change of Control" and "Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock" and such repurchase or redemption complies with "Certain Covenants—Limitation on Restricted Payments".

"Equity Offering" means an offer and sale, other than the Placing and Open Offer, for cash by the Company of its Common Stock, or options, warrants or rights with respect to its Common Stock whereby the Company receives gross proceeds of not less than £50 million.

"Escrow Account" means an interest-bearing pre-funding account held in the name of the Company with a bank or other financial institution, the funds in which will be released only upon provision to the escrow agent and the Trustee of an Officers' Certificate stating that the released funds are being used in accordance with the provisions under "Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock".

"Euroclear" means Euroclear Bank S.A./N.V., as operator of the Euroclear System.

"European Council Saving Directive" means European Council Directive 2003/48/EC or any other directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000.

"GAAP" means generally accepted accounting principles set forth in the statements, opinions and pronouncements of the Auditing Practices Board of the United Kingdom or in such other statements by such other entity as have been approved by a significant segment of the accounting profession in the United Kingdom, which are in effect from time to time.

"Government Obligations" means direct non-callable and non-redeemable obligations or certificates representing ownership interests in such obligations (in each case with respect to the issuer thereof) of (i) in the case of the Euro Notes, any member state of the European Union as of 31 December 2003 and (ii) in the case of the Dollar Notes, the United States of America (including, in cases (i) and (ii), any agency or instrumentality thereof), as the case may be, the payment of which is secured by the full faith and credit of the applicable member state of the European Union or the United States of America, as the case may be.

"Government Securities" means direct non-callable and non-redeemable obligations (in each case, with respect to the issuer thereof) of any member state of the European Union that is a member of the European Union as of 31 December 2003 or of the United States of America (including, in each case, any agency or instrumentality thereof), as the case may be, the payment of which is secured by the full faith and credit of the applicable member state or the United States of America, as the case may be.

"Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly Guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

(2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); *provided, however,* that the term "Guarantee" will not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

"Hedging Obligations" of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement.

"holder" means a Person in whose name a Note of a series is registered on the Registrar's books.

"Incur" means issue, create, assume, Guarantee, incur or otherwise become liable for; *provided, however,* that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary; and the terms "Incurred" and "Incurrence" have meanings correlative to the foregoing.

"Indebtedness" means, with respect to any Person on any date of determination (without duplication):

(1) the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money;

(2) the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) the principal component of all obligations of such Person in respect of letters of credit, bankers' acceptances or other similar instruments (including reimbursement obligations with respect thereto but excluding such reimbursement obligations relating to trade payables that are satisfied within 30 days of Incurrence);

(4) the principal component of all obligations of such Person to pay the deferred and unpaid purchase price of property (except trade payables), which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto;

(5) Capitalised Lease Obligations and all Attributable Indebtedness of such Person;

(6) the principal component or liquidation preference of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary, any Preferred Stock (but excluding, in each case, any accrued dividends);

(7) the principal component of all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; *provided, however,* that the amount of such Indebtedness will be the lesser of (a) the fair market value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Persons;

(8) the principal component of Indebtedness of other Persons to the extent Guaranteed by such Person; and

(9) to the extent not otherwise included in this definition, net obligations of such Person under Currency Agreements and Interest Rate Agreements (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such obligation that would be payable by such Person at such time).

The amount of Indebtedness of any Person at any date will be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations as described above at such date. Notwithstanding the foregoing, money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to pre-fund the payment of interest on such Indebtedness shall not be deemed to be "Indebtedness" provided that such money is held to secure the payment of such interest.

"Interest Rate Agreement" means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

"Investment" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan (other than advances or extensions of credit to customers and pre-payments to suppliers in the ordinary course of business) or other extensions of credit (including by way of Guarantee or similar arrangement, but excluding any debt or extension of credit represented by a bank deposit other than a time deposit) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such Person and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; *provided* that none of the following will be deemed to be an Investment:

(1) Hedging Obligations entered into in the ordinary course of business and in compliance with the Indenture;

(2) endorsements of negotiable instruments and documents in the ordinary course of business; and

(3) an acquisition of assets, Capital Stock or other securities by the Company or a Subsidiary for consideration to the extent such consideration consists of Common Stock of the Company.

For purposes of "Certain Covenants—Limitation on Restricted Payments",

(1) "Investment" will include the portion (proportionate to the Company's equity interest in a Restricted Subsidiary to be designated as an Unrestricted Subsidiary) of the fair market value of the net assets of such Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; *provided, however,* that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company will be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary in an amount (if positive) equal to (a) the Company's "Investment" in such Subsidiary at the time of such redesignation less (b) the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets (as conclusively determined by the Board of Directors of the Company in good faith) of such Subsidiary at the time that such Subsidiary is so re-designated a Restricted Subsidiary; and

(2) any property transferred to or from an Unrestricted Subsidiary will be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Company.

If the Company or any Restricted Subsidiary sells or otherwise disposes of any Voting Stock of any Restricted Subsidiary such that, after giving effect to any such sale or disposition, such entity is no longer a Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value (as conclusively determined by the Board of Directors of the Company in good faith) of the Capital Stock of such Subsidiary not sold or disposed of.

"Investment Grade Status" shall occur when the Notes receive and maintain both a rating of "Baa3" or higher from Moody's Investors Service, Inc. and a rating of BBB- or higher from Standard & Poor's Ratings Services, in each case without negative implications.

"Issue Date" means 5 March 2004.

"Japanese Companies" means Densei Lambda KK and Ranco Japan Ltd and their respective Subsidiaries.

"Legacy Liability" means (a) liabilities arising in respect of periods or matters occurring prior to the Issue Date for pension deficits, tax payments and environmental matters, (b) restructuring costs, (c) the cost of payments to minority shareholders of the Baan Company NV and (d) costs and expenses of insuring such liabilities.

"Liens" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

"Net Available Cash" from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or instalment receivable or otherwise and net proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations or liabilities relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of:

(1) all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses Incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP (after taking into account any available tax credits or deductions and any tax sharing agreements), as a consequence of such Asset Disposition;

(2) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition;

(3) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition; and

(4) the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition.

"Net Cash Proceeds," with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually Incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credit or deductions and any tax sharing arrangements).

"New Senior Facilities" means the credit facilities aggregating the equivalent of £1.64 billion comprised of (i) the Senior Credit Facilities consisting of the £350 million Term A Facility, the £450 million Term B Facility, the £250 million Senior Revolving Facility and the £400 million Senior Bonding Facility, dated as of the Issue Date and entered into by and among Invensys International Holdings Ltd. and certain of its Subsidiaries, as borrowers, the guarantors party thereto, Deutsche Bank AG London, as lead arranger, and the lenders party thereto, and (ii) the £186 million Second Lien Credit Facility dated as of the Issue Date and entered into by and among Invensys International Holdings Ltd. as the borrower, the guarantors party thereto, Deutsche Bank AG London, as lead arranger, and the lenders party thereto, in each case including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced, restated or refinanced from time to time.

"Non-Recourse Debt" means Indebtedness of a Person:

(1) as to which neither the Company nor any Restricted Subsidiary (a) provides credit support of any kind (including any undertaking, Guarantee, indemnity, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable (as a guarantor or otherwise);

(2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any Restricted Subsidiary to declare a default under such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

(3) the explicit terms of which provide there is no recourse against any of the assets of the Company or its Restricted Subsidiaries, except that Standard Securitisation Undertakings shall not be considered recourse.

"Notes" means the Euro Notes and the Dollar Notes taken together.

"Officers' Certificate" means a certificate signed by two members of the Company's Board of Directors or one member of its Board of Directors and its Company Secretary.

"Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

"Pari Passu Indebtedness" means Indebtedness that ranks equally in right of payment to the Notes.

"Permitted Investment" means an Investment by the Company or any Restricted Subsidiary in:

(1) a Restricted Subsidiary (other than a Receivables Entity) or a Person which will, upon the making of such Investment, become a Restricted Subsidiary (other than a Receivables Entity); *provided, however*, that the primary business of such Restricted Subsidiary is a Related Business;

(2) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary (other than a Receivables Entity); *provided, however*, that such Person's primary business is a Related Business;

(3) cash and Cash Equivalents;

(4) receivables owing to the Company or any Restricted Subsidiary created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; *provided, however*, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

(5) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6) loans or advances to employees made in the ordinary course of business consistent with past practices of the Company or such Restricted Subsidiary;

(7) Capital Stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments or pursuant to any plan of reorganisation or similar arrangement upon the bankruptcy or insolvency of a debtor;

(8) Investments made as a result of the receipt of non-cash consideration from an Asset Disposition that was made pursuant to and in compliance with "Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock";

(9) Investments in existence on the Issue Date;

(10) Currency Agreements, Interest Rate Agreements and related Hedging Obligations, which transactions or obligations are Incurred in compliance with "Certain Covenants—Limitation on Indebtedness";

(11) Investments by the Company or any of its Restricted Subsidiaries, together with all other Investments made pursuant to this clause (11) since the Issue Date, in an aggregate amount at the time of such Investment not to exceed £40 million outstanding at any one time (with the fair market value of such Investment being measured at the time made and without giving effect to subsequent changes in value);

(12) Guarantees issued in accordance with "Certain Covenants—Limitations on Indebtedness";

(13) Investments by the Company or a Restricted Subsidiary in a Receivables Entity or any Investment by a Receivables Entity in any other Person, in each case, in connection with a Qualified Receivables Transaction, *provided, however,* that any Investment in any such Person is in the form of a Purchase Money Note, or any equity interest or interests in Receivables and related assets generated by the Company or a Restricted Subsidiary and transferred to any Person in connection with a Qualified Receivables Transaction or any such Person owning such Receivables;

(14) Investments in national and local trade associations in an aggregate principal amount of £15 million at any one time outstanding;

(15) Investments arising under Cash Management Arrangements;

(16) repurchases of the Notes; and

(17) Investments (a) solely in exchange for Capital Stock or (b) funded by the proceeds of a substantially concurrent sale of Capital Stock for cash (other than the Placing and Open Offer); *provided*, in the case of clause (b), that the Company is able to Incur an additional £1.00 of Indebtedness pursuant to the first paragraph under "Certain Covenants—Limitation on Indebtedness" and *provided further*, in the case of clause (b), that the Net Cash Proceeds from such sale of Capital Stock will be excluded from clause (c) of the covenant "Certain Covenants—Limitation on Restricted Payments" and such sale shall not be considered a sale of Capital Stock for purposes of clause (1) of the second paragraph of the covenant "Certain Covenants—Limitation on Restricted Payments";

"Permitted Liens" means, with respect to any Person:

(1) Liens securing Indebtedness and other obligations under the New Senior Facilities and related Hedging Obligations and liens on assets of Restricted Subsidiaries securing Guarantees of Indebtedness and other obligations of the Company under the New Senior Facilities permitted to be Incurred under the Indenture under the provisions described in clause (1) of the second paragraph under "Certain Covenants—Limitation on Indebtedness");

(2) pledges or deposits by such Person under workers' compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or Government Securities to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(3) Liens imposed by law, including carriers', warehousemen's and mechanics' Liens, in each case for sums not yet due or being contested in good faith if a reserve or other appropriate provisions, if any, as shall be required by GAAP shall have been made in respect thereof;

(4) Liens for taxes, assessments or other governmental charges not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings provided appropriate reserves required pursuant to GAAP have been made in respect thereof;

(5) Liens in favour of issuers of warranty bonds, tender and bid bonds, performance bonds, appeals bonds, value added tax bonds, surety and similar bonds, completion guarantees and letters of credit or bankers' acceptances issued pursuant to the request of and for the account of such Person in the ordinary course of its business; *provided, however*, that such instruments are not for the payment of Indebtedness;

(6) encumbrances, ground leases, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including, without limitation, minor defects or irregularities in title and similar encumbrances) as to the use of real properties or liens incidental to the conduct of the business of such Person or to the ownership of its properties which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(7) Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligation;

(8) leases, licenses, subleases and sublicenses of assets (including, without limitation, real property and intellectual property rights) which do not materially interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

(9) judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(10) Liens for the purpose of securing the payment (or the refinancing of the payment) of all or a part of the purchase price of, or Capitalised Lease Obligations, purchase money obligations or other payments Incurred to finance the acquisition, improvement or construction of, assets or property acquired, improved or constructed in the ordinary course of business; *provided* that:

(a) the aggregate principal amount of Indebtedness secured by such Liens is otherwise permitted to be Incurred under the Indenture or is not treated as Indebtedness under the Indenture and does not exceed the cost of the assets or property so acquired, improved or constructed; and

(b) such Liens are created within 180 days of construction, improvement or acquisition of such assets or property (or upon a refinancing, replace Liens created within such period) and do not encumber any other assets or property of the Company or any Restricted Subsidiary other than such assets or property and assets affixed or appurtenant thereto;

(11) Liens arising solely by virtue of any statutory or common law provisions relating to banker's Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depository institution; *provided* that such deposit account is not intended by the Company or any Restricted Subsidiary to provide collateral to the depository institution;

(12) Liens arising from Uniform Commercial Code financing statement filings (or similar filings in other applicable jurisdictions) regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

(13) Liens existing on the Issue Date (or arising from contractual commitments existing on the Issue Date);

(14) Liens on property or shares of stock of a Person at the time such Person becomes a Restricted Subsidiary; *provided, however*, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such other Person becoming a Restricted Subsidiary; *provided further, however*, that any such Lien may not extend to any other property owned by the Company or any Restricted Subsidiary;

(15) Liens on property at the time the Company or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Company or any Restricted Subsidiary; *provided, however*, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such acquisition; *provided further, however*, that such Liens may not extend to any other property owned by the Company or any Restricted Subsidiary;

(16) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Company or another Restricted Subsidiary (other than a Receivables Entity);

(17) Liens securing the Notes and all other Indebtedness, which by its terms must be secured if the Notes are secured;

(18) Liens securing Refinancing Indebtedness Incurred to refinance Indebtedness that was previously so secured; *provided* that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property that is the security for a Permitted Lien hereunder;

(19) any interest or title of a lessor under any Capitalised Lease Obligation or operating lease;

(20) Liens arising under Cash Management Arrangements;

(21) Liens on assets transferred to a Receivables Entity or on assets of a Receivables Entity, in either case Incurred in connection with a Qualified Receivables Transaction;

(22) Liens securing Indebtedness (other than Subordinated Obligations) in an aggregate principal amount outstanding at any one time not to exceed £10 million;

(23) Liens securing money borrowed (or any securities purchased therewith) which is (or are, in the case of securities) set aside at the time of Incurrence of any Indebtedness permitted to be Incurred under the "Limitation on Indebtedness" covenant in order to pre-fund the payment of interest on such Indebtedness;

(24) Liens in favour of the Company or its Restricted Subsidiaries (other than a Receivables Entity); and

(25) Liens arising in connection with Indebtedness that is permitted to be Incurred under clauses (11), (16) and (17) of the second paragraph under "Certain Covenants—Limitation on Indebtedness".

"Permitted Restrictions" means (a) any restrictions under the New Senior Facilities and (b) any applicable rules relating to the availability of distributable reserves or maintenance of capital or requiring shareholder consent or approval.

"Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organisation, limited liability company, government or any agency or political subdivision hereof or any other entity.

"Placing and Open Offer" means the offering by the Company of its ordinary shares as contemplated by the prospectus dated 5 February 2004.

"Preferred Stock" as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

"Purchase Money Note" means a promissory note of a Receivables Entity evidencing the deferred purchase price of Receivables (and related assets) and a line of credit, which may be irrevocable, from the Company or any Restricted Subsidiary in connection with a Qualified Receivables Transaction with a Receivables Entity, which deferred purchase price or line is repayable from cash available to the Receivables Entity, other than amounts required to be established as reserves pursuant to agreements, amounts paid to investors in respect of interest, principal and other amounts owing to such investors and amounts owing to such investors and amounts paid in connection with the purchase of newly generated Receivables.

"Qualified Receivables Transaction" means any transaction or series of transactions that may be entered into by the Company or any of its Restricted Subsidiaries pursuant to which the Company or any of its Restricted Subsidiaries may sell, convey or otherwise transfer to (1) a Receivables Entity (in the case of a transfer by the Company or any of its Restricted Subsidiaries) and (2) any other Person (in the case of a transfer by a Receivables Entity), or may grant a security interest in, any Receivables (whether now existing or arising in the future) of the Company or any of its Restricted Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such Receivables, all contracts and all Guarantees or other obligations in respect of such accounts receivable, the proceeds of such Receivables and other assets which are customarily transferred, or in respect of which security interests are customarily granted, in connection with asset securitisation involving Receivables.

"Receivable" means a right to receive payment arising from a sale or lease of goods or the performance of services by a Person pursuant to an arrangement with another Person pursuant to which such other Person is obligated to pay for goods or services under terms that permit the purchase of such goods and services on credit and shall include, in any event, any items of property that would be classified as an "account," "chattel paper," "payment intangible" or "instrument" under the Uniform Commercial Code as in effect in the State of New York and any "supporting obligations" as so defined.

"Receivables Entity" means a Wholly-Owned Subsidiary (or another Person in which the Company or any Restricted Subsidiary makes an Investment and to which the Company or any Restricted Subsidiary transfers Receivables and related assets) which engages in no activities other than in connection with the financing of Receivables and which is designated by the Board of Directors of the Company (as provided below) as a Receivables Entity:

(1) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which:

   (a) is Guaranteed by the Company or any Restricted Subsidiary (excluding Guarantees of Obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitisation Undertakings);

   (b) is recourse to or obligates the Company or any Restricted Subsidiary in any way other than pursuant to Standard Securitisation Undertakings; or

   (c) subjects any property or asset of the Company or any Restricted Subsidiary, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitisation Undertakings;

(2) with which neither the Company nor any Restricted Subsidiary has any material contract, agreement, arrangement or understanding (except in connection with a Purchase Money Note or Qualified Receivables Transaction) other than on terms no less favourable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company, other than fees payable in the ordinary course of business in connection with servicing Receivables; and

(3) to which neither the Company nor any Restricted Subsidiary has any obligation to maintain or preserve such entity's financial condition or cause such entity to achieve certain levels of operating results.

Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions.

"Receivables Fees" means any fees or interest paid to purchasers or lenders providing the financing in connection with a Qualified Receivables Transaction, factoring agreement or other similar agreement, including any such amounts paid by discounting the face amount of Receivables or participations therein transferred in connection with a Qualified Receivables Transaction, factoring agreement or other similar arrangement, regardless of whether any such transaction is structured as on-balance sheet or off- balance sheet or through a Restricted Subsidiary or an Unrestricted Subsidiary.

"Refinancing Indebtedness" means Indebtedness that is Incurred to refund, refinance, replace, exchange, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) (collectively, "refinance," "refinances," and "refinanced" shall have a correlative meaning) any Indebtedness existing on the date of the Indenture or Incurred in compliance with the Indenture (including Indebtedness of the Company that refinances Indebtedness of any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness; *provided, however,* that:

(1) (a) if the Stated Maturity of the Indebtedness being refinanced is earlier than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced or (b) if the Stated Maturity of the Indebtedness being refinanced is later than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity later than the Stated Maturity of the Notes;

(2) the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced;

(3) such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced (plus, without duplication, any additional Indebtedness Incurred to pay interest or premiums required by the instruments governing such existing Indebtedness and fees Incurred in connection therewith); and

(4) if the Indebtedness being refinanced is subordinated in right of payment to the Notes, such Refinancing Indebtedness is subordinated in right of payment to the Notes on terms at least as favourable to the holders as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

"Related Business" means any business that is the same as or related, ancillary or complementary to any of the businesses of the Company and its Restricted Subsidiaries on the date of the Indenture.

"Replacement Assets" means (1) long-term assets that will be used or useful in a Related Business, (2) substantially all of the assets of another Related Business or (3) Voting Stock of any Person engaged in a Related Business that is, or will become on the date of acquisition thereof, a Restricted Subsidiary.

"Restricted Investment" means any Investment other than a Permitted Investment.

"Restricted Subsidiary" means any Subsidiary of the Company other than an Unrestricted Subsidiary.

"Sale/Leaseback Transaction" means an arrangement relating to property now owned or hereafter acquired whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or a Restricted Subsidiary leases it from such Person.

"SEC" means the United States Securities and Exchange Commission.

"Significant Subsidiary" means any Restricted Subsidiary that would be a "Significant Subsidiary" of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

"Standard Securitisation Undertakings" means representations, warranties, covenants and indemnities entered into by the Company or any Restricted Subsidiary that are reasonably customary in securitisation of Receivables transactions.

"Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

"Subordinated Obligation" means any Indebtedness of the Company (whether outstanding on the Issue Date or thereafter Incurred) that is subordinate or junior in right of payment to the Notes pursuant to a written agreement.

"Subsidiary" of any Person means (a) any corporation, association or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total ordinary voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof (or persons performing similar functions) or (b) any partnership, joint venture, limited liability company or similar entity of which more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, is, in the case of clauses (a) and (b), at the time owned or controlled, directly or indirectly, by (1) such Person, (2) such Person and one or more Subsidiaries of such Person or (3) one or more Subsidiaries of such Person. Unless otherwise specified herein, each reference to a Subsidiary will refer to a Subsidiary of the Company.

"Taxes" has the meaning ascribed thereto under "—Payment of Additional Amounts".

"UK Listing Authority" means the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000.

"Unrestricted Subsidiary" means:

(1) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Company in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger or consolidation or Investment therein) to be an Unrestricted Subsidiary only if:

(1) such Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of or have any Investment in, or own or hold any Lien on any property of, any other Subsidiary of the Company which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary;

(2) all the Indebtedness of such Subsidiary and its Subsidiaries shall, at the date of designation, and will at all times thereafter, consist of Non-Recourse Debt;

(3) such designation and the Investment of the Company in such Subsidiary complies with "Certain Covenants—Limitation on Restricted Payments";

(4) such Subsidiary, either alone or in the aggregate with all other Unrestricted Subsidiaries, does not operate, directly or indirectly, all or substantially all of the business of the Company and its Subsidiaries;

(5) such Subsidiary is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation:

    (a) to subscribe for additional Capital Stock of such Person; or

    (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and

(6) on the date such Subsidiary is designated an Unrestricted Subsidiary, such Subsidiary is not a party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary with terms substantially less favourable to the Company than those that might have been obtained from Persons who are not Affiliates of the Company.

Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a resolution of the Board of Directors of the Company giving effect to such designation and an Officers' Certificate certifying that such designation complies with the foregoing conditions. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be Incurred as of such date.

The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; *provided* that immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof and the Company could Incur at least £1.00 of additional Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant on a pro forma basis taking into account such designation.

"Voting Stock" of a corporation means all classes of Capital Stock of such corporation then outstanding and normally entitled to vote in the election of directors.

"Wholly-Owned Subsidiary" means a Restricted Subsidiary, all of the Capital Stock of which (other than directors' qualifying shares) is owned by the Company or another Wholly-Owned Subsidiary.

General

Notes sold within the United States to qualified institutional buyers, or QIBs, pursuant to Rule 144A under the US Securities Act will initially be represented by one or more global notes in registered form without interest coupons attached (the "144A Global Note"). Notes sold outside the United States pursuant to Regulation S under the US Securities Act will initially be represented by one or more global notes in registered form without interest coupons attached (the "Regulation S Global Note", and together with the 144A Global Note, the "Global Notes"). The Global Notes will be deposited, on the closing date, with a common depositary and registered in the name of the nominee of the common depositary for the accounts of Euroclear and Clearstream. Prior to forty days following their date of delivery, the Notes will have temporary securities codes. See "Additional Information—Additional Information on the Notes". Forty days following their date of delivery, the Notes will trade freely with and will have the same International Securities Identification Numbers and common codes as the Initial Euro Notes.

Ownership of interests in the 144A Global Note ("144A Book-Entry Interests") and ownership of interests in the Regulation S Global Note (the "Regulation S Book-Entry Interests" and, together with the 144A Book-Entry Interests, the "Book-Entry Interests") will be limited to persons that have accounts with Euroclear and/or Clearstream or persons that may hold interests through such participants. Book-Entry Interests will be shown on, and transfers thereof will be effected only through, records maintained in book-entry form by Euroclear and Clearstream and their participants. The Notes will not be eligible for clearance through The Depository Trust Company.

Book-Entry Interests will not be held in definitive form nor will temporary documentary title be issued. Instead, Euroclear or Clearstream will credit on their respective book-entry registration and transfer systems participant's account with the interest beneficially owned by such participant. The laws of some jurisdictions, including certain states of the United States, may require that certain purchasers of securities take physical delivery of such securities in definitive form. The foregoing limitations may impair the ability to own, transfer or pledge Book-Entry Interests. In addition, while the Notes are in global form, "holders" of Book-Entry Interests will not be considered the owners or "holders" of Notes for any purpose.

So long as the Notes are held in global form, Euroclear or Clearstream, as applicable (or their respective nominees), will be considered the sole holders of Global Notes for all purposes under the Indenture. As such, participants must rely on the procedures of Euroclear or Clearstream, and indirect participants must rely on the procedures of Euroclear or Clearstream and the participants through which they own Book-Entry Interests in order to exercise any rights of holders under the Indenture.

Neither the Company nor the Trustee under the Indenture nor any of their respective agents will have any responsibility or be liable for any aspect of the records relating to the Book-Entry Interests.

Issuance of Definitive Registered Notes

Under the terms of the Indenture, owners of Book-Entry Interests will receive definitive notes in registered form ("Definitive Registered Notes"):

- if Euroclear and Clearstream notifies us that it is unwilling or unable to continue to act as depository and a successor depository is not appointed by us within 90 days;
- certain other events provided in the Indenture occur (including the occurrence and continuation of an event of default under the terms of the Indenture); or
- if the owner of a Book-Entry Interest requests such exchange in writing delivered through Euroclear and/or Clearstream or the Company following an event of default under the Indenture.

In such an event, the registrar will issue Definitive Registered Notes, registered in the name or names and issued in any approved denominations and serially numbered, requested by or on behalf of Euroclear or Clearstream or the Company, as applicable (in accordance with their respective customary procedures and based upon directions received from participants reflecting the beneficial ownership of Book-Entry Interests), and such Definitive Registered Notes will bear the restrictive legend referred to in "Notice to Investors", unless that legend is not required by the Indenture or applicable law.

Redemption of Global Notes

In the event any Global Note, or any portion thereof, is redeemed, Euroclear or Clearstream, as applicable, will distribute the amount received by it in respect of the Global Note so redeemed to the holders of the Book-Entry Interests in such Global Note from the amount received by it in respect of the redemption of such Global Note. The redemption price payable in connection with the redemption of such Book-Entry Interests will be equal to the amount received by Euroclear or Clearstream, as applicable, in connection with the redemption of such Global Note (or any portion thereof). The Company understands that under existing practices of Euroclear or Clearstream, if fewer than all of the Notes are to be redeemed at any time, Euroclear or Clearstream will credit their respective participants' accounts on a proportionate basis (with adjustments to prevent fractions) or by lot or on such other basis as they deem fair and appropriate; provided, however, that no Book-Entry Interest of less than €1,000 principal amount at maturity, or less, may be redeemed in part.

Payments on Global Notes

Payments of any amounts owing in respect of the Global Notes (including principal, premium, interest, liquidated damages and additional amounts) will be made by us to the paying agent. The paying agent will, in turn, make such payments to the common depositary for Euroclear and Clearstream, which will distribute such payments to participants in accordance with their respective procedures.

Under the terms of the Indenture, the Company and the Trustee will treat the registered holder of the Global Notes (i.e., Euroclear or Clearstream (or their respective nominees)) as the owner thereof for the purpose of receiving payments and for all other purposes. Consequently, neither we nor the Trustee or any of our respective agents has or will have any responsibility or liability for:

- any aspects of the records of Euroclear or Clearstream or any participant or indirect participant relating to or payments made on account of a Book-Entry Interest, for any such payments made by Euroclear or Clearstream or any participant or indirect participants, or for maintaining, supervising or reviewing the records of Euroclear or Clearstream or any participant or indirect participant relating to or payments made on account of a Book-Entry Interest; or
- Euroclear or Clearstream or any participant or indirect participant.

Payments by participants to owners of Book-Entry Interests held through participants are the responsibility of such participants, as is now the case with securities held for the accounts of customers registered in "street name".

Currency and Payment for the Global Notes

The principal of, premium, if any, additional amounts, if any, and interest on, and all other amounts payable in respect of, the Global Notes will be paid to holders of interests in such notes through Euroclear and/or Clearstream in euro.

Notwithstanding the foregoing, a holder of an interest in the Global Notes through Euroclear may receive payments of amounts payable in respect of its interest in the Global Notes in dollars in accordance with Euroclear's customary procedures, which include, among other things, giving to Euroclear a notice of such holder's election to receive payments in dollars. All costs of conversion resulting from any such election will be borne by such holder.

Action by Owners of Book-Entry Interests

Euroclear and Clearstream have advised us that they will take any action permitted to be taken by a holder of Notes only at the direction of one or more participants to whose account the Book-Entry Interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants has or have given such direction. Euroclear and Clearstream will not exercise any

discretion in the granting of consents, waivers or the taking of any other action in respect of the Global Notes. However, if there is an event of default under the Notes, each of Euroclear and Clearstream reserves the right to exchange the Global Notes for Definitive Registered Notes in certificated form, and to distribute such Definitive Registered Notes to their respective participants.

Transfers

Transfers between participants in Euroclear and Clearstream will be effected in accordance with Euroclear's or Clearstream's rules, as applicable, and will be settled in immediately available funds. If a holder requires physical delivery of Definitive Registered Notes for any reason, including to sell the Notes to persons in jurisdictions which require physical delivery of such securities or to pledge such securities, such holder must transfer its interest in the Global Notes in accordance with the normal procedures of Euroclear or Clearstream, as applicable, and in accordance with the provisions of the Indenture. Title to the Notes passes on registration.

The Global Notes will bear a legend to the effect set forth in "Notice to Investors". Book-Entry Interests in the Global Notes will be subject to the restrictions on transfer discussed in "Notice to Investors" and "Notice to Non-US Investors".

Book-Entry Interests in the 144A Global Notes may be transferred to a person who takes delivery in the form of Book-Entry Interests in the Regulation S Global Notes only upon delivery by the transferor of a written certification (in the form provided in the Indenture) to the effect that such transfer is being made in accordance with Regulation S under the US Securities Act. Prior to 40 days after the date of initial issuance of the Notes, ownership of Regulation S Book-Entry Interests will be limited to persons that have accounts with Euroclear or Clearstream or persons who hold interests through Euroclear or Clearstream, and any sale or transfer of such interests to US persons shall not be permitted during such period unless such resale or transfer is made pursuant to Rule 144A. Regulation S Book-Entry Interests may be transferred to a person who takes delivery in the form of Rule 144A Book-Entry Interests only upon delivery by the transferor of a written certification (in the form provided in the Indenture) to the effect that such transfer is being made to a person who the transferor reasonably believes is a "qualified institutional buyer" within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A or otherwise in accordance with the transfer restrictions described under "Notice to Investors", and in accordance with any applicable securities laws of any other jurisdiction.

Subject to the foregoing, and as set forth in "Notice to Investors", Book-Entry Interests may be transferred and exchanged as described under "Description of Notes—Transfer and Exchange". Any Book-Entry Interest in one of the Global Notes that is transferred to a person who takes delivery in the form of a Book-Entry Interest in the other Global Note of the same denomination will, upon transfer, cease to be a Book-Entry Interest in the first-mentioned Global Note and become a Book-Entry Interest in the other Global Note, and accordingly, will thereafter be subject to all transfer restrictions, if any, and other procedures applicable to Book-Entry Interests in such other Global Note for as long as it retains such a Book-Entry Interest.

Definitive Registered Notes may be transferred and exchanged for Book-Entry Interests in a Global Note only as described in the Indenture and, if required, only after the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such Notes. See "Notice to Investors".

Information Concerning Euroclear and Clearstream

All Book-Entry Interests will be subject to the operations and procedures of Euroclear and Clearstream, as applicable. We provide the following summary of those operation's and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by that settlement system and may be changed at any time. Neither we nor the Initial Purchaser is responsible for those operations and procedures.

Euroclear and Clearstream hold securities for participating organisations and facilitate the clearance and settlement of securities transactions between their respective participants through electronic book-entry changes in accounts of such participants. Euroclear and Clearstream provide to their participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Clearstream interface with domestic securities markets. Euroclear and Clearstream participants are financial institutions such as underwriters, securities brokers and

dealers, banks, trust companies and certain other organisations. Indirect access to Euroclear or Clearstream is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodian relationship with Euroclear or Clearstream participants, either directly or indirectly.

Because Euroclear and Clearstream can only act on behalf of participants, who in turn act on behalf of indirect participants and certain banks, the ability of an owner of a beneficial interest to pledge such interest to persons or entities that do not participate in the Euroclear or Clearstream systems, or otherwise take actions in respect of such interest, may be limited by the lack of a definite certificate for that interest. The laws of some jurisdictions require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests to such persons may be limited. In addition, owners of beneficial interests through the Euroclear or Clearstream systems will receive distributions attributable to the 144A Global Notes only through Euroclear or Clearstream participants.

Initial Settlement

Book-Entry Interests owned through Euroclear or Clearstream accounts will follow the settlement procedures applicable to conventional Eurobonds in registered form. Book-Entry Interests will be credited to the securities custody accounts of Euroclear and Clearstream holders on the business day following the settlement date against payment for value on the settlement date.

Secondary Market Trading

The Book-Entry Interests will trade through participants of Euroclear and Clearstream and will settle in same-day funds. Since the purchaser determines the place of delivery, it is important to establish at the time of trading of any Book-Entry Interests where both the purchaser's and the seller's accounts are located to ensure that settlement can be made on the desired value date.

UK Tax Considerations

The following is a general description of certain UK tax considerations relating to the Notes based on current law and practice in the UK. It does not purport to be a complete analysis of all tax considerations relating to the Notes. It relates to the position of persons who are the absolute beneficial owners of Notes and some aspects do not apply to certain classes of taxpayer (such as dealers and/or holders of Notes who are connected with the Company for relevant tax purposes). Prospective holders of Notes who may be subject to tax in a jurisdiction other than the UK or who may be unsure as to their tax position should seek their own professional advice.

Interest on the Notes

The Notes will constitute "quoted Eurobonds" within the meaning of section 349 of the Income and Corporation Taxes Act 1988 (the "Taxes Act") as long as they are and continue to be listed on a "recognised stock exchange" within the meaning of section 841 of the Taxes Act. In the case of Notes to be traded on the London Stock Exchange, which is a recognised stock exchange, this condition will be satisfied if the Notes are admitted to listing on the Official List of the UK Listing Authority and to trading on the London Stock Exchange. Accordingly, payments of interest on the Notes may be made without withholding on account of UK income tax provided the Notes remain so listed at the time of payment.

In all other cases an amount must be withheld on account of income tax at the lower rate (currently 20%), subject to any direction to the contrary by the Inland Revenue under an applicable double taxation treaty, and except that the withholding obligation is disapplied in respect of payments to holders of Notes who the Company reasonably believes are either a UK resident company or a non-UK resident company carrying on a trade in the UK through a UK permanent establishment which is within the charge to corporation tax, or fall within various categories enjoying a special tax status (including charities and pension funds), or are partnerships consisting of such persons (unless the Inland Revenue directs otherwise).

Interest on the Notes constitutes UK source income for tax purposes and, as such, may be subject to income tax by direct assessment even where paid without withholding. However, interest with a UK source received without deduction or withholding on account of UK tax will not be chargeable to UK tax in the hands of a holder of Notes who is not resident for tax purposes in the UK unless that holder of Notes carries on a trade, profession or vocation in the UK through a UK branch or agency (or for holders of Notes who are companies through a UK permanent establishment) in connection with which the interest is received or to which the Notes are attributable. There are exemptions for interest received by certain categories of agent (such as some brokers and investment managers).

The provisions relating to additional payments referred to under "Description of Notes—Payment of Additional Amounts" would not apply if the Inland Revenue sought to assess the person entitled to the relevant interest or (where applicable) profit on any Note directly to UK income tax. However, exemption from or reduction of such UK tax liability might be available under an applicable double taxation treaty.

Any Paying Agent or other person through whom interest is paid to, or by whom interest is received on behalf of, broadly, an individual or a partnership where one or more of the partners is an individual (whether resident in the UK or elsewhere) may be required to provide information in relation to the payment and the individual concerned to the UK Inland Revenue. Interest for this purpose includes any amount to which a person holding a relevant discounted security is entitled on redemption of that security where the amount is paid or received on or after 6 April 2001. However according to the Inland Revenue's published practice no information will be required to be provided in respect of such redemption amounts received before 5 April 2005 at the earliest. The Inland Revenue may communicate information to the tax authorities of other jurisdictions.

The EU has adopted a Directive regarding the taxation of savings income. Subject to a number of important conditions being met it is proposed that Member States will be required from a date not earlier than 1 July 2005 to provide to the tax authorities of other Member States details of payments of interest or other similar income paid by a person within its jurisdiction to or for, broadly, an individual in another Member State, except that Austria, Belgium and Luxembourg will instead impose a withholding system, for a transitional period unless during such period they elect otherwise. The transitional period will end after agreement on exchange of information is reached between the European Union and certain Non-European Union States. It is expected that a number of third countries and territories including the US will adopt similar measures with effect from the same

date. No withholding will be required where the holder of Notes authorises the person making the payment to report the payment or presents a certificate from the relevant tax authority establishing exemption therefrom. The attention of the holders of Notes is drawn to "Description of Notes—Payment of Additional Amounts".

Transfer of the Notes—UK corporation taxpayers

In general, the holders of Notes which are within the charge to UK corporation tax (other than authorised unit trusts and open-ended investment companies) will be treated for tax purposes as realising profits, gains or losses in respect of the Notes on a basis which is broadly in accordance with their statutory accounting treatment so long as their accounts are drawn up in accordance with IFRS or UK GAAP (provided in the case of UK GAAP they are intended to give a true and fair view). Such profits, gains and losses will be taken into account in computing taxable income for corporation tax purposes. Holders of Notes that are authorised unit trusts or open ended investment companies will be subject to the same taxation treatment in respect of the Notes as other holders of Notes that are within the charge to UK corporation tax, other than (in each case) with respect to profits and losses of a capital nature in respect of the Notes.

Exchange gains and losses on debts which are loan relationships (such as the Notes) will be treated for tax purposes as included within the profits, gains and losses from the loan relationships and thereby taxable under the general corporate debt tax regime referred to above.

Transfer of the Notes—Other UK taxpayers

The UK tax treatment of holders of the Notes will depend upon whether or not the relevant Notes are issued at a discount to the redemption amount which exceeds or may exceed 0.5% of the redemption amount for each year of the Notes' anticipated life between its date of issue and redemption ("Relevant Discounted Securities"). Whilst it is not considered that the redemption, which may occur on a Change of Control, should be taken into account for this purpose, the position is not considered to be free from doubt. The UK tax treatment of non-corporate holders of the Notes is therefore set out in the alternative:

If the Notes are Relevant Discounted Securities

In this scenario, Noteholders who do not fall within the charge to corporation tax will be charged to income tax, if the Notes are transferred in any way or redeemed, on any profit realised from the transfer or redemption. The tax charge will arise in the year of assessment in which the transfer or redemption takes place and will be calculated by reference to the difference between the amount paid for the Notes and the amount realised from the transfer or redemption (no account being taken of any costs incurred in connection with the transfer or redemption of the Notes or their acquisition). If a Noteholder sustains a loss from the transfer or redemption of the Notes, the loss will not be allowable and will not reduce the Noteholder's income tax liability.

No chargeable gain (or allowable loss) will be treated as arising for the purposes of UK tax on capital gains on a disposal of the Notes by a Noteholder.

If the Notes are not Relevant Discounted Securities

In this scenario, the disposal (including redemption) of a Note by a non-corporate holder who is resident or ordinarily resident for tax purposes in the UK or who carries on a trade, profession or vocation in the UK through a branch or agency to which the Note is attributable may give rise to a chargeable gain or allowable loss for the purposes of UK tax on capital gains, depending on individual circumstances and subject to any taper relief which may be due. In calculating any gain or allowable loss on disposal of a Note, pounds sterling values are compared at acquisition and transfer. Accordingly, a taxable profit can arise even where the foreign currency amount received on a disposal is less than or the same as the amount paid for the Note.

The provisions of the accrued income scheme (the "Scheme") may apply to certain holders of Notes who are not subject to corporation tax, in relation to a transfer of the Notes. On a transfer of securities with accrued interest the Scheme usually applies to deem the transferor to receive an amount of income equal to the accrued interest and to treat the deemed or actual interest subsequently received by the transferee as reduced by a corresponding amount. Generally, persons who are neither resident nor ordinarily resident in the UK and who do not carry on a trade in the UK through a branch or agency to which the Notes are attributable will not be subject to the provisions of these rules.

Accrued interest from and including 15 September 2004

The Issue Price for the Notes includes an amount in respect of accrued interest from and including 15 September 2004. On an issue of securities which are fungible with a previous issue (as is the case here) and which are therefore issued with an element of accrued interest for which the investors pay an additional amount as part of the issue price, section 726A of the Taxes Act should apply in circumstances where the Scheme applies (see above). The effect of section 726A applying is that the purchaser of the Note is deemed to obtain an equivalent credit to set against the deemed or actual interest subsequently received.

If the Notes are Relevant Discounted Securities so that the Scheme does not apply, section 726A cannot apply. The first interest payment will therefore remain fully taxable, and no tax relief will be available for the additional amount paid in respect of the accrued interest.

Stamp Duty and SDRT

No UK stamp duty or stamp duty reserve tax should be payable on the issue or transfer of the Notes.

United States Federal Income Taxation

The following discussion is a summary based upon present law of certain US federal income tax considerations relevant to the purchase, ownership and disposition of the Notes. The discussion addresses only US Holders who purchase the Notes offered by this offering memorandum at the price specified in this offering memorandum, hold the Notes as capital assets and use the US dollar as their functional currency and are US residents for purposes of the UK-US income tax treaty. This discussion is not a complete description of all US tax considerations relating to the Notes. It does not address prospective purchasers that hold the Notes in connection with a permanent establishment in the United Kingdom. It does not address the tax treatment of prospective purchasers subject to special rules, such as banks, dealers, traders that elect mark-to-market, insurance companies, investors liable for the alternative minimum tax, tax-exempt entities or persons holding the Notes as part of a hedge, straddle, conversion or other integrated financial transaction. The discussion assumes that the Notes will be treated as debt for US federal income tax purposes.

EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS OWN TAX ADVISER ABOUT THE US FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES.

For purposes of this discussion, a "US Holder" is a beneficial owner of the Notes that for US federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other business entity organised under the laws of the United States, any state thereof or the District of Columbia, (iii) a trust subject to the control of a US person and the primary supervision of a US court or (iv) an estate the income of which is subject to US federal income taxation regardless of its source. A "Non-US Holder" is a beneficial owner other than a US Holder.

If a partnership acquires or holds the Notes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership that acquires or holds the Notes should consult its own tax advisers.

Reopening and Original Issue Discount

This offering of Notes will be treated as a part of the same issue of notes as the Initial Euro Notes and a "qualified reopening" for US federal income tax purposes. Therefore, the Notes will be treated as having the same issue date (March 5, 2004) and the same initial issue price (98.147% of face value) as the Initial Euro Notes. The Initial Euro Notes were issued at 98.147% of their face value, which represented a more than *de minimis* discount from their stated principal amount. As a result, the Initial Euro Notes were issued with original issue discount ("OID"). The Notes have the same issue price as the Initial Euro Notes and therefore are treated as issued with OID. The Notes will have an adjusted issue price equal to the initial issue price of the Initial Euro Notes, increased by the amount of OID previously included in the gross income of holders of the Initial Euro Notes and decreased by any payments made on the Initial Euro Notes other than qualified stated interest (as described below). Generally, a US Holder of a Note issued with OID must accrue the OID into income on a constant yield to maturity basis whether or not it receives cash payments. However, if a US Holder purchases a debt instrument with OID at a premium, the US Holder will not include any OID in gross income. As described below, US Holders that acquire the Notes in this offering will have bond premium and thus, will not be required to include OID in gross income.

Pre-issuance Accrued Interest

A portion of the purchase price of the Notes is attributable to the amount of interest accrued prior to the issue date of the Notes. Consequently, the Notes should be treated as having been sold for an amount that excludes any pre-issuance accrued interest. If the Notes are so treated, a portion of the first stated interest payment equal to any excluded pre-issuance accrued interest will be treated as a return of such pre-issuance accrued interest and will not be taxable as interest on the Notes.

Interest

Stated interest paid on the Notes will be treated as qualified stated interest and will be included in a US Holder's gross income in accordance with the holder's regular method of tax accounting. Interest generally will be treated as ordinary income from sources outside the United States for US foreign tax credit purposes.

A cash basis US Holder receiving interest in euro must include in income a US dollar amount equal to the US dollar value of each euro payment, translated at the spot exchange rate on the date of receipt regardless of whether the payment is in fact converted into US dollars. An accrual basis US Holder generally must include in income the US dollar value of the accrued euro interest translated at the average exchange rate for the accrual period (or, if an accrual period spans two taxable years, the partial period within each taxable year). Upon receipt of the interest payment (or any disposition proceeds attributable to previously accrued interest) in euro, an accrual basis US Holder generally will recognise foreign currency exchange gain or loss equal to any difference between the US dollar amount of the interest previously accrued and the US dollar value of the euro payment received translated at the spot exchange rate on the date of receipt. Foreign currency exchange gain or loss generally will be US source ordinary income or loss.

An accrual basis US Holder may elect to translate accrued interest into US dollars at the spot exchange rate on the last day of the accrual period (or, if an accrual period spans two taxable years, at the spot exchange rate on the last day of the part of the accrual period within each taxable year). If accrued interest actually is received within five business days of the last day of the accrual period, an electing accrual basis US Holder instead may translate the accrued interest at the spot exchange rate on the date of receipt (so that no foreign exchange gain or loss will be recognised upon receipt). Any currency conversion elections will apply to all debt instruments that the electing US Holder holds or acquires during or after the first taxable year to which such election applies, and such election cannot be revoked without the consent of the US Internal Revenue Service.

Bond Premium

US Holders that acquire the Notes in this offering will have bond premium, which is generally the amount by which the actual purchase price of a Note (excluding any amount allocable to interest accrued prior to the issue date of the Notes) exceeds the sum of all amounts payable on the Note after the acquisition date (other than payments of qualified stated interest). A US Holder generally may elect to amortise bond premium over the term of the Note on a constant yield basis. An electing US Holder generally amortises the bond premium by offsetting the stated interest allocable to an accrual period with the premium allocable to that accrual period.

If a US Holder does not elect to amortise bond premium, the US Holder must include the full amount of each interest payment in income in accordance with its regular method of accounting (as discussed above). The US Holder will receive a tax benefit from the bond premium only in computing its gain or loss upon the sale or other disposition or payment of the principal amount of the Note.

An election to amortise bond premium will apply to amortisable bond premium on all notes and other bonds, the interest on which is includible in the US Holder's gross income, held at the beginning of the US Holder's first taxable year to which the election applies or is thereafter acquired. The election may be revoked only with the consent of the US Internal Revenue Service.

Notwithstanding these general rules, the bond premium calculation may differ where a Note is callable prior to maturity at a price other than the face amount of the Note. This exception to the general rule can apply to the Notes issued pursuant to this offering because of the optional redemption feature applicable to the Notes. Where a Note is callable prior to maturity at a price other than the face amount of the Note, the bond premium is the amount by which the actual purchase price of a Note exceeds the amount payable upon a redemption of the Note if it results in a smaller amount of bond premium attributable to the period prior to the redemption date (irrespective of whether the Note is in fact redeemed). In such a case, the period of amortisation is the period from issuance of the Note to the optional redemption date. This calculation must be repeated with respect to each

possible redemption date, and the redemption date that results in the least amount of bond premium attributable to each period will govern. If the Note is not in fact redeemed on such redemption date, the Note will be treated for purposes of recomputing amortisable bond premium as maturing on that redemption date for the amount payable upon redemption and then reissued on that redemption date for the amount so payable. The amount of bond premium attributable to the taxable year in which the Note is actually redeemed includes an amount equal to the excess of the amount of adjusted basis (for determining loss on sale or exchange) of such Note as of the beginning of the taxable year over the amount received on redemption of the Note or (if greater) the amount payable on maturity.

Because of the rules described in the preceding paragraph, the optional redemption feature of the Notes could reduce the bond premium allocable to a particular period compared to the result under the general rules described above. A US Holder may be able to vary this result by making an election to treat all interest attributable to the Notes as accruing on a constant yield basis. Prospective investors are urged to consult with their tax advisors concerning such an election.

Bond premium on a Note denominated in euro is determined and amortised in euro. The US dollar equivalent of the reduced amount of interest is included in the US Holder's income as determined pursuant to the discussion above. In addition, a US Holder will recognise exchange gain or loss on the portion of bond premium amortised with respect to each period based on the difference between the spot exchange rate on the date the bond premium is paid and the exchange rate at which the bond premium is applied against interest.

Disposition

A US Holder generally will recognise gain or loss on the sale, redemption or other disposition of a Note in an amount equal to the difference between the US dollar value of the amount realised (less any accrued but unpaid interest, which will be taxable as interest income to the extent not previously included in income) and the US Holder's adjusted tax basis in the Note. The US dollar amount realised will be the value of the euro received, translated at the spot exchange rate on the date of disposition (or on the settlement date, if the Notes are traded on an established securities exchange and the holder is either a cash basis US Holder or an electing accrual basis US Holder). A US Holder's adjusted tax basis in a Note generally will be the amount the US Holder paid for the Note (excluding any amounts allocable to interest accrued prior to the issue date) decreased by the amount of any amortised bond premium or payment previously received on the Note other than payments of stated interest. The amount paid for a Note will be the US dollar value of the euro used to purchase the Note translated at the spot exchange rate on the purchase date.

Gain or loss on the disposition of a Note will be US source capital gain or loss except to the extent of any foreign currency exchange gain or loss. Gain or loss on a Note held for more than one year will be long-term capital gain or loss. The long-term capital gains of an individual may be eligible for reduced rates of tax. Deductions for capital losses are subject to limitations. Foreign currency exchange gain or loss will be the difference between the US dollar values of the principal amount of the Note on the date of acquisition and the date of disposition (or on the settlement date, if the Notes are traded on an established exchange and the holder is either a cash basis US Holder or an electing accrual basis US Holder). For these purposes, the principal amount of a Note is the US Holder's purchase price for the Note calculated in euro on the date of purchase (less any previously amortised bond premium). The foreign currency exchange gain or loss cannot exceed overall gain or loss on the Note.

Currency Exchange

A US Holder will have a tax basis in euro received as interest on the Notes equal to the US dollar value of the euro received translated at the spot exchange rate on the date of receipt. A US Holder will have a tax basis in euro received on the disposition of a Note equal to the US dollar amount realised. A US Holder that purchases euro generally will have a tax basis in the euro equal to its US dollar cost. Any gain or loss realised by a US Holder on a sale or other disposition of the euro (including its use to purchase the Notes or its exchange for US dollars) generally will be US source ordinary income or loss.

Recent Treasury Regulations on tax shelter transactions could be interpreted to require a US Holder of foreign currency Notes specifically to disclose on its tax return loss from certain transactions involving a sale, exchange, retirement or other taxable disposition of a foreign currency Note. US Holders are urged to consult their tax advisers about these and all other specific reporting requirements.

Non-US Holders

Interest on the Notes received by a Non-US Holder will not be subject to US federal income tax unless the interest is effectively connected with the holder's conduct of a trade or business within the United States. Gain recognised by a Non-US Holder on the disposition of a Note also will not be subject to US federal income tax unless (i) the gain is effectively connected with a US trade or business or (ii) in the case of an individual, the Holder was present in the United States for 183 days or more in the taxable year, and certain other conditions are met.

Information Reporting and Backup Withholding

Payments of principal and interest and proceeds from the sale, redemption or other disposition of the Notes may be reported to the US Internal Revenue Service and subjected to backup withholding of US tax unless the holder (i) is a corporation, (ii) provides an accurate taxpayer identification number (in the case of a US Holder) or a properly executed US Internal Revenue Service Form W-8BEN (in the case of a non-US Holder) or (iii) otherwise establishes a basis for exemption. A holder can claim a credit against its US federal income tax liability for the amount of any tax withheld and a refund of any excess amount if the holder provides the appropriate information to the US Internal Revenue Service.

The Company and the Initial Purchaser have entered into a purchase agreement dated 24 January 2005 with respect to the Notes. The Initial Purchaser has agreed to purchase, and the Company has agreed to sell, all of the Notes.

The purchase price for the Notes will be the initial offering price set forth on the cover page of this Offering Memorandum. The Initial Purchaser proposes to offer the Notes at the initial offering price. After the Notes are released for sale, the Initial Purchaser may change the offering price and other selling terms.

The Notes have not been and will not be registered under the US Securities Act. The Initial Purchaser has agreed that it will only offer or sell the Notes (1) outside the United States in offshore transactions in reliance on Regulation S under the US Securities Act and (2) in the United States to qualified institutional buyers in reliance on Rule 144A under the US Securities Act. The terms used above have the meanings given to them by Regulation S and Rule 144A under the US Securities Act.

In connection with the sales outside the United States, the Initial Purchaser has agreed that it will not offer, sell or deliver the Notes to, or for the account or benefit of, US persons (1) as part of the Initial Purchaser's distribution at any time or (2) otherwise until 40 days after the later of the commencement of this offering of the Notes or the date the Notes were originally issued. The Initial Purchaser will send to each dealer to whom it sells such Notes during such 40-day period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States by a dealer or to, or for the account or benefit of, US persons.

In addition, until 40 days after the commencement of the offering of the Notes, an offer or sale of any Notes within the United States by any dealer (whether or not participating in the offering of the Notes) may violate the registration requirements of the US Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A or pursuant to another exemption from registration under the US Securities Act.

In connection with the offering of the Notes, the Initial Purchaser may purchase and sell Notes in the open market. These transactions may include short sales, stabilising transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Initial Purchaser of a greater number of Notes than it is required to purchase in the offering of the Notes. Stabilising transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering of the Notes is in progress.

These activities by the Initial Purchaser may stabilise, maintain or otherwise affect the market price of the Notes. As a result, the price of the Notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Initial Purchaser at any time. These transactions may be effected in the over-the-counter market or otherwise.

The Initial Purchaser has represented, warranted and agreed that: (1) it has not offered or sold and will not offer or sell any Notes to persons in the United Kingdom prior to admission of the Notes to listing in accordance with Part VI of the FSMA, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the FSMA; (2) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from, or otherwise involving the United Kingdom; and (3) it has only communicated or caused to be communicated, and will only communicate or cause to be communicated, any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the Company.

No action has been taken in any jurisdiction, including the United States and the United Kingdom, by the Company or the Initial Purchaser that would permit a public offering of the Notes or the possession, circulation or distribution of this Offering Memorandum or any other material relating to us or the Notes in any jurisdiction where action for this purpose is required. Accordingly, the Notes may not be offered or sold, directly or indirectly, and neither this Offering Memorandum nor any other offering material or advertisements in connection with the Notes may be distributed or published, in or from any country or jurisdiction, except in compliance with any applicable rules and regulations of any such country or jurisdiction. This Offering Memorandum does not constitute an offer to purchase or a solicitation of an offer to sell in any jurisdiction where such offer or solicitation would be unlawful. Persons into whose possession this Offering Memorandum comes are advised to inform themselves about and to observe any restrictions relating to the offering of the Notes, the distribution of this Offering Memorandum and resale of the Notes. See "Notice to Investors".

The Company will agree to indemnify the Initial Purchaser against certain liabilities, including liabilities under the US Securities Act.

The Initial Purchaser and its affiliates have, from time to time, performed certain investment banking and/or other financial services for the Company and certain of its affiliates, for which they received customary fees. The Initial Purchaser is a lender under the existing Senior Facilities. The proceeds from the offering of the Notes will be used to repay indebtedness under the existing Senior Facilities. The Initial Purchaser is the lead arranger and a lender and/or agent under the Senior Facilities described under "Description of Other Indebtedness—Senior Facilities and Second Lien Facility". The Initial Purchaser and its affiliates may in the future provide investment banking or other financial services to the Company and its subsidiaries or affiliates, for which they will receive customary fees.

The Company has not registered the Notes under the US Securities Act and, therefore, the Notes may not be offered or sold within the United States or to, or for the account or benefit of, US persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act. Accordingly, the Notes are only to be offered and sold:

- to QIBs in compliance with Rule 144A under the US Securities Act; and
- in offers and sales that occur outside the United States to foreign purchasers, that is, purchasers who are not US persons.

The term "foreign purchasers" includes dealers or other professional fiduciaries in the Unites States acting on a discretionary basis for foreign beneficial owners, other than an estate or trust, in offshore transactions meeting the requirements of Rule 903 of Regulation S under the US Securities Act. We use the terms "offshore transaction," "US person" and "United States" with the meanings given to them in Regulation S.

Each purchaser of the Notes will be deemed to have represented and agreed as follows:

(1) The purchaser understands and acknowledges that the Notes have not been registered under the US Securities Act or any other applicable securities laws and that the Notes are being offered for resale in transactions not requiring registration under the US Securities Act or any other securities laws, including sales pursuant to Rule 144A under the US Securities Act, and, unless so registered, may not be offered, sold or otherwise transferred except in compliance with the registration requirements of the US Securities Act or any other applicable securities laws, pursuant to an exemption therefrom, or in a transaction not subject thereto, and in each case in compliance with the conditions for transfer set forth in paragraph (4) below.

(2) The purchaser is not an "affiliate" (as defined in Rule 144 under the US Securities Act) of the Company, not acting on the Company's behalf and is either:

  (a) a QIB and is aware that any sale of these Notes to such purchaser will be made in reliance on Rule 144A and such acquisition will be for the purchaser's account or for the account of another QIB; or

  (b) not a "US person" as defined in Regulation S under the US Securities Act or purchasing for the account or benefit of a US person (other than a distributor) and is purchasing Notes in an offshore transaction in accordance with Regulation S.

(3) The purchaser acknowledges that none of the Company, the Initial Purchaser or any person representing the Company or the Initial Purchaser has made any representation to the purchaser with respect to the Company or the offer or sale of any of the Notes, other than the information contained in this Offering Memorandum, which Offering Memorandum has been delivered to the purchaser and upon which the purchaser is relying in making its investment decision with respect to the Notes. The purchaser acknowledges that the Initial Purchaser makes no representation or warranty as to the accuracy or completeness of this Offering Memorandum. The purchaser had access to such financial and other information concerning the Company and the Notes, including an opportunity to ask questions of, and request information from, each of the Company and the Initial Purchaser.

(4) The purchaser is purchasing these Notes for its own account, or for one or more investor accounts for which it is acting as a fiduciary or agent, in each case for investment, and not with a view to, or for offer or sale in connection with, any distribution thereof in violation of the US Securities Act, subject to any requirement of law that the disposition of its property or the property of such investor account or accounts be at all times within its or their control and subject to your or their ability to resell such Notes pursuant to Rule 144A, Regulation S or any other available exemption from registration available under the US Securities Act. The purchaser agrees on its own behalf and on behalf of any investor account for which it is purchasing the Notes, and each subsequent holder of these Notes by its acceptance thereof will agree, to offer, sell or otherwise transfer such Notes prior to (x) the date which is two years (or such shorter period of time as permitted by Rule 144(k) under the US Securities Act or any successor provision thereunder) after the later of the date of the original issue of these Notes and the last date on which the Company or any of its affiliates were the owner of such Notes (or any predecessor thereto) or (y) such later date, if any, as may be required by applicable law (the "Resale Restriction Termination Date") only:

  (a) to the Company;

  (b) pursuant to a registration statement which has been declared effective under the US Securities Act;

(c) for so long as the Notes are eligible for resale pursuant to Rule 144A, to a person the purchaser reasonably believes is a QIB that purchases for its own account or for the account of another QIB to whom the purchaser gives notice that the transfer is being made in reliance on Rule 144A;

(d) pursuant to offers and sales to non-US persons occurring outside the United States within the meaning of Regulation S under the US Securities Act; or

(e) pursuant to any other available exemption from the registration requirements of the US Securities Act;

subject in each of the foregoing cases to any requirement of law that the disposition of the seller's property or the property of an investor account or accounts be within the seller or account's control, and in compliance with any applicable state securities laws.

The foregoing restrictions on resale will not apply subsequent to the Resale Restriction Termination Date. The purchaser acknowledges that the Company, the trustee and the registrar reserve the right prior to any offer, sale or other transfer of the Notes pursuant to clause (d) above prior to the end of the 40-day distribution compliance period within the meaning of Regulation S under the US Securities Act or pursuant to clause (e) above prior to the Resale Restriction Termination Date of the Notes to require the delivery of an opinion of counsel, certifications and/or other information satisfactory to the Company, the trustee and the registrar.

Each purchaser acknowledges that each Note will contain a legend substantially in the following form:

"THIS NOTE HAS NOT BEEN REGISTERED UNDER THE US SECURITIES ACT OF 1933, AS AMENDED (THE "US SECURITIES ACT"), OR OTHER SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS NOTE NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION UNLESS THE TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE US SECURITIES ACT.

THE HOLDER OF THIS NOTE BY ITS ACCEPTANCE HEREOF (1) REPRESENTS THAT (A) IT IS A "QUALIFIED INSTITUTIONAL BUYER" (AS DEFINED IN RULE 144A UNDER THE US SECURITIES ACT) OR (B) IT IS NOT A US PERSON AND IS ACQUIRING THIS NOTE IN AN "OFFSHORE TRANSACTION" PURSUANT TO RULE 904 OF REGULATION S UNDER THE US SECURITIES ACT, (2) AGREES THAT IT WILL NOT PRIOR TO (X) THE DATE WHICH IS TWO YEARS (OR SUCH SHORTER PERIOD OF TIME AS PERMITTED BY RULE 144(k) UNDER THE US SECURITIES ACT OR ANY SUCCESSOR PROVISION THEREUNDER) AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF (OR OF ANY PREDECESSOR OF THIS NOTE) OR THE LAST DAY ON WHICH THE ISSUER OR ANY AFFILIATE OF THE ISSUER WERE THE OWNERS OF THIS NOTE (OR ANY PREDECESSOR OF THIS NOTE) AND (Y) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY APPLICABLE LAW (THE "RESALE RESTRICTION TERMINATION DATE"), OFFER, SELL OR OTHERWISE TRANSFER THIS NOTE EXCEPT (A) TO THE COMPANY, (B) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE US SECURITIES ACT, (C) FOR SO LONG AS THE NOTES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE US SECURITIES ACT, TO A PERSON IT REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER" AS DEFINED IN RULE 144A UNDER THE US SECURITIES ACT THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF ANOTHER QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A UNDER THE US SECURITIES ACT, (D) PURSUANT TO OFFERS AND SALES TO NON-US PERSONS THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE US SECURITIES ACT OR (E) PURSUANT TO ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE US SECURITIES ACT, AND (3) AGREES THAT IT WILL GIVE TO EACH PERSON TO WHOM THIS NOTE IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND; PROVIDED THAT THE COMPANY, THE TRUSTEE AND THE REGISTRAR SHALL HAVE THE RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSE (D) PRIOR TO THE END OF THE 40-DAY DISTRIBUTION COMPLIANCE PERIOD WITHIN THE MEANING OF REGULATION S UNDER THE US SECURITIES ACT OR PURSUANT TO CLAUSE (E) PRIOR TO THE RESALE RESTRICTION TERMINATION DATE TO REQUIRE THAT AN OPINION OF COUNSEL, CERTIFICATIONS AND/OR OTHER INFORMATION SATISFACTORY TO THE ISSUER, THE TRUSTEE AND THE REGISTRAR IS COMPLETED AND DELIVERED BY THE TRANSFEROR. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE. AS USED HEREIN, THE TERMS "OFFSHORE TRANSACTION," "UNITED STATES" AND "US PERSON" HAVE THE MEANINGS GIVEN TO THEM BY REGULATION S UNDER THE US SECURITIES ACT.

THESE NOTES HAVE BEEN ISSUED WITH ORIGINAL ISSUE DISCOUNT ("OID") FOR UNITED STATES FEDERAL INCOME TAX PURPOSES."

Each purchaser of Notes will also be deemed to acknowledge that the foregoing restrictions apply to holders of beneficial interests in these Notes as well as to holders of these Notes.

(5) The purchaser acknowledges that the registrar will not be required to accept for registration of transfer any Notes acquired by the purchaser, except upon presentation of evidence satisfactory to the Company and the registrar that the restrictions set forth herein have been complied with.

(6) The purchaser acknowledges that:

   (a) the Company, the Initial Purchaser and others will rely upon the truth and accuracy of the purchaser's acknowledgements, representations and agreements set forth herein and it agrees that, if any of its acknowledgements, representations or agreements herein cease to be accurate and complete, it will notify the Company and the Initial Purchaser promptly in writing; and

   (b) if the purchaser is acquiring any Notes as fiduciary or agent for one or more investor accounts, it represents with respect to each such account that:

      (i) it has sole investment discretion; and

      (ii) it has full power to make the foregoing acknowledgements, representations and agreements.

(7) The purchaser agrees that it will give to each person to whom it transfers these Notes notice of any restrictions on the transfer of the Notes.

(8) Each purchaser in a sale that occurs outside the United States within the meaning of Regulation S under the US Securities Act acknowledges and agrees on its own behalf and on behalf of any investor account for which it is purchasing the Notes, and each subsequent holder of Notes that acquires such Notes in a sale that occurs outside the United States within the meaning of Regulation S prior to the expiration of the "distribution compliance period" (as defined below), it shall not make any offer or sale of these Notes to a US person or for the account or benefit of a US person within the meaning of Rule 902 under the US Securities Act. The "distribution compliance period" means the 40-day period following the issue date for the Notes.

(9) The purchaser understands that no action has been taken in any jurisdiction (including the United Kingdom and the United States) by the Company or the Initial Purchaser that would permit a public offering of the Notes or the possession, circulation or distribution of this Offering Memorandum or any other material relating to the Company or the Notes in any jurisdiction where action for the purpose is required. Consequently, any transfer of the Notes will be subject to the selling restrictions set forth hereunder and under "Notice to Non-US Investors" and "Plan of Distribution".

Belgium

The Notes have not been and will not be publicly offered in Belgium. The offering is exclusively conducted under applicable private placement exemptions and therefore it has not been and will not be notified to, and the Offering Memorandum or any other offering material relating to the Notes has not been and will not be approved by, the Belgian Banking, Finance and Insurance Commission ("*Commission Bancaire, Financière et des Assurances*"/"*Commissie voor het Bank-, Financie- en Assurantiewezen*").

Accordingly, the offering may not be advertised and the Notes may not be offered, sold or resold, transferred or delivered and no memorandum, information circular, brochure or any similar documents may, directly or indirectly, be distributed to any individual or legal entity in Belgium other than:

(a) investors required to invest a minimum of €250,000 (per investor and per transaction);

(b) institutional investors as defined in Article 3, 2°, of the Belgian Royal Decree of 7 July 1999 on the public character of financial transactions, acting for their own account; or

(c) persons for which the acquisition of the Notes subject to the offering is necessary to enable them to exercise their professional activity.

This Offering Memorandum has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the offering of Notes. Accordingly, the information contained therein may not be used for any other purpose nor disclosed to any other person in Belgium.

Italy

No procedures have been implemented pursuant to Italian securities legislation in order to offer the Notes through an "investment solicitation" (*sollecitazione all' investimento*) in the Republic of Italy ("Italy"). Therefore, no offer of Notes in Italy or any marketing or solicitation activity in relation to the Notes in Italy, may be carried out, provided that Notes can be sold to persons located in Italy who submit unsolicited requests to purchase the Notes.

Moreover, the Initial Purchaser has represented and agreed that any offering, marketing, solicitation or selling activity in relation to the Notes in Italy shall be effected in accordance with any applicable Italian laws and regulations, including, without limitation, the requirement to notify the Bank of Italy of the offer of the Notes in Italy pursuant to Article 129 of *decreto legislativo* No 385 of 1 September 1993, if applicable.

Germany

The Notes have not been and will not be publicly offered in the Federal Republic of Germany and, accordingly, no securities sales prospectus (*Verkaufsprospekt*) for a public offering of the Notes in the Federal Republic of Germany in accordance with the Securities Sales Prospectus Act of 9 September 1998, as amended (*Wertpapier-Verkaufsprospektgesetz*, the "Prospectus Act"), has been or will be published or circulated in the Federal Republic of Germany. Any resale of the Notes in the Federal Republic of Germany may only be made in accordance with the provisions of the Prospectus Act and any other laws applicable in the Federal Republic of Germany governing the sale and offering of securities.

France

Neither this Offering Memorandum nor any other offering material relating to the Notes has been submitted to the clearance procedures of the *Autorité des marchés financiers (Financial Market Authority)* in France.

No Notes will be offered or sold directly or indirectly to the public in the Republic of France and offers and sales of Notes will be made in the Republic of France only to qualified investors (*investisseurs qualifiés*) as defined and in accordance with Articles L.411-1 and L.411-2 of the French Code *monétaire et financier* and Decree no 98-880 dated 1 October 1998 relating to offers to qualified investors.

Neither the Offering Memorandum nor any other offering material relating to the Notes will be distributed other than to investors to whom offers and sales of Notes in the Republic of France may be made as described above.

Spain

The offer of Notes has not been registered with the *Comisión Nacional del Mercado de Valores*, the CNMV. Accordingly, no Notes will be offered or sold in the Kingdom of Spain nor will any document or offer material in Spain or targeted to Spanish resident investors save in compliance and in accordance with the requirements of the Spanish Securities Market Law 24/1998, as amended, and Royal Decree 291/1992 on Issues and Public Offers of Securities, as amended, and the regulations issued thereunder.

The Netherlands

The Notes may not be offered, sold, transferred or delivered in or from the Netherlands, as part of their initial distribution or as part of any re-offering, and neither this Offering Memorandum nor any other document in respect of the offering may be distributed in or from the Netherlands, other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade (which includes banks, investment institutions, securities intermediaries, insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises), in which case it must be made clear upon making the offer and from any documents or advertisements in which a forthcoming offering of Notes is publicly announced that the offer is exclusively made to the said individuals or legal entities.

Sweden

The offer of Notes, which is directed to a limited number of investors not exceeding 200 Swedish resident investors, is subject to each investor investing not less than an amount equivalent to SEK 300,000. Under such conditions, the Offering Memorandum has not been and will not be registered with the Swedish Financial Supervisory Authority (*finansinspektionen*) under the Swedish Financial Instruments Trading Act (*Lagen om handel med finansiella instrument*).

This offer is for the intended recipients only and may not in any way be forwarded to the public in Sweden.

Austria

The Notes may not be publicly offered pursuant to the Austrian Capital Markets Act (*Kapitalmarktgesetz*, "KMG") in Austria (whether presently or in the future). In particular, no offering or marketing materials relating to the Notes may be made publicly available or distributed in any way that could constitute a public offer pursuant to the KMG. Furthermore, no public advertisements relating to the Notes may be made.

Greece

The Notes have not been and will not be offered or sold to persons in Greece other than to insurance companies, credit institutions, social security funds and other persons who qualify as "institutional investors" within the meaning of Resolution no. 9/201/10.10.2000 of the Capital Market Commission and any other relevant regulation. No action has been taken by the Initial Purchaser that would, or is intended to, permit a public offer of the Notes in Greece.

SERVICE OF PROCESS AND ENFORCEMENT OF JUDGMENTS

The Company is a company incorporated under the laws of England and Wales, and most of its assets are located outside the United States. The majority of its directors and senior management are residents of the United Kingdom and all or a substantial portion of their assets are located outside the United States. Consequently, investors may not be able to effect service of process within the United States upon the Company or these persons. In addition, investors may also not be able to enforce against them any judgments obtained in US courts including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state or territory within the United States.

The following discussion with respect to the enforceability of certain United States court judgments in England is based upon advice provided to the Company by its English legal advisers, Freshfields Bruckhaus Deringer. The United States and England currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon US federal securities law, would not automatically be enforceable in England. In order to enforce any US judgment in England, proceedings must be initiated by way of common law action before a court of competent jurisdiction in England. In such common law action, an English court generally will not (subject to the following sentence) reinvestigate the merits of the original matter decided by a US court and will order summary judgment on the basis that there is no defence to the claim for payment. The enforcement of a US court judgment by an English court is conditional upon the following:

- the US court had jurisdiction over the original proceeding on a basis recognised by English private international law;
- the judgment is final and conclusive on the merits and is for a definite sum of money (not being a sum payable in respect of taxes or other charges of a like nature or in respect of a fine or other penalty);
- enforcement of the judgment would not contravene English public policy;
- the judgment is not for a tax, penalty or fine arrived at by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damage sustained; and
- the judgment has not been obtained by fraud or in breach of the principles of natural justice.

Subject to the foregoing, investors may be able to enforce in England judgments in civil and commercial matters obtained from US federal or state courts.

LEGAL MATTERS

Certain legal matters in connection with this offering of the Notes will be passed upon for the Company by Freshfields Bruckhaus Deringer as to matters of United States federal, New York and English laws. Certain legal matters in connection with this offering of the Notes will be passed upon for the Initial Purchaser by Simpson Thacher & Bartlett LLP as to matters of United States federal and New York laws.

OTHER INFORMATION

Each person receiving this Offering Memorandum and any related amendments or supplements to the Offering Memorandum acknowledges that no person has been authorised to give any information or to make any representation concerning the Notes offered hereby other than the information and representations contained herein and, if given or made, such other information or representation should not be relied upon as having been authorised by the Company or the Initial Purchaser.

For so long as any of the Notes remain outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the US Securities Act, the Issuer will, during any period in which it is not subject to Section 13 or 15(d) under the US Exchange Act, nor exempt from reporting thereunder pursuant to Rule 12g3-2(b), make available to any holder or beneficial holder of a Note, or to any prospective purchaser of a Note designated by such holder or beneficial holder, the information specified in, and meeting the requirements of Rule 144A(d)(4) under the US Securities Act upon the written request of any such holder or beneficial owner.

INDEPENDENT AUDITORS

The independent auditors of the Company are Ernst & Young LLP of 1 More London Place, London SE1 2AF.

Ernst & Young LLP has given and has not withdrawn its written consent to the inclusion in this Offering Memorandum of its name and report and references to it in the form and context in which they are included and has authorised the contents of those sections of this Offering Memorandum in which its report is included for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001, as amended.

Ernst & Young LLP, Registered Auditors, have audited the Company's accounts for the three years ended 31 March 2002, 2003 and 2004. In each case, the auditors' reports on such accounts were unqualified and did not contain any statement under subsections 237(2) or (3) of the Act.

The financial statements and related notes included elsewhere in this Offering Memorandum relating to the Company do not constitute full statutory accounts as referred to in section 240 of the Act. Statutory accounts of Invensys for the financial periods ended 31 March 2002, 2003 and 2004 have been delivered to the Registrar of Companies in England and Wales.

Incorporation and Business

Invensys was incorporated and registered in England and Wales on 1 April 1920 under the name of Siebe as a private company with registered number 166023 and was re-registered as a public limited company under the Companies Act 1948 to 1980 on 30 March 1982. Siebe changed its name to Invensys on 16 April 1999 following its merger with BTR plc. The principal legislation under which Invensys operates is the Companies Act. The Company is the ultimate holding company of the Invensys Group.

Principal Contracts Related to the Offering

Below are the summaries of the principal contracts directly concerning the offering of the Notes.

(a) **Summary of purchase agreement (the "Purchase Agreement")** under which the Initial Purchaser has agreed, subject to the conditions referred to below, to purchase the Notes from the Company at the purchase price set forth on the cover of this Offering Memorandum and to offer such Notes in the manner contemplated in the Purchase Agreement and in this Offering Memorandum.

The Company has agreed to pay all costs, charges and expenses of, or incidental to, the offering and issue of the Notes, including, without limitation, the listing fees payable to the UK Listing Authority, the fees of the London Stock Exchange, printing costs, trustee fees, the Company's legal expenses, the Initial Purchaser's legal and out-of-pocket expenses, and all related VAT, if applicable.

The Purchase Agreement is conditional upon, among other things: (A) there having been, in the opinion of the Initial Purchaser, no material adverse change in the financial condition or in the earnings, business or operations of the Group taken as a whole; and (B) certain other conditions.

The Purchase Agreement confers on the Initial Purchaser, among other things, the right to terminate its obligations prior to closing of the offering of the Notes in the event of breach of a material warranty or undertaking and/or certain "force majeure" events relating to the occurrence of adverse market conditions or material disruption in financial markets or economic or political events.

The Purchase Agreement also contains: (A) certain customary representations and warranties by the Company as to the accuracy of the information contained in the Offering Memorandum and in relation to other matters relating to the Group and its business; (B) an indemnity from the Company in favour of the Initial Purchaser, which is usual for an agreement of this nature; and (C) certain customary undertakings from the Company.

(b) **Summary of indenture (the "Indenture")** under which the Notes will be issued. The Indenture was entered into among, *inter alia,* the Company and the Trustee, on 5 March 2004.

The Indenture includes certain covenants for the benefit of the holders of the Notes which limit the ability of the Company and certain of its subsidiaries to, among other things, (i) make certain payments, including dividends or other distributions, with respect to the Company's equity interests, or prepayments of subordinated debt; (ii) incur indebtedness or issue preferred stock; (iii) make certain investments or sell assets; (iv) create certain liens; (v) provide guarantees for certain debt; (vi) enter into restrictions on the payment of dividends and other amounts; (vii) engage in certain transactions with affiliates; (viii) engage in sale and leaseback transactions; (ix) issue or sell equity interests of certain of its subsidiaries; and (x) consolidate, merge or transfer all or substantially all of the Company's assets.

The Indenture provides that each of the following will be an event of default ("Event of Default") with respect to the Notes: (A) a default for 30 days in the payment when due of interest or additional amounts with respect to any Note; (B) a default in payment when due of the principal of, or premium, if any, on the Notes; (C) the failure by the Company to comply with certain other provisions of the Indenture; (D) a default under certain other indebtedness of the Company or its subsidiaries caused by a payment default thereunder or the acceleration of such Indebtedness prior to its express maturity; (E) the failure by the Company or its subsidiaries to pay certain final judgments; and (F) certain events of bankruptcy or insolvency with respect to the Company or its subsidiaries.

The Indenture provides that, upon the occurrence of any Event of Default (other than an Event of Default relating to certain events of bankruptcy or insolvency), the Trustee or holders of at least 25% in principal amount of the then outstanding Euro Notes may declare all the Euro Notes to be due and payable immediately. The Indenture further provides that, upon the occurrence of any Event of Default relating to certain events of bankruptcy or insolvency, all outstanding Euro Notes and Dollar Notes of each series shall be due and payable immediately without further action or notice.

The Indenture also includes (1) customary provisions relating to issuance, delivery, transfer and exchange of the Notes, (2) provisions relating to redemption of the Notes, (3) customary provisions relating to rights, duties and liabilities of the Trustee, (4) customary provisions relating to defeasance of the Indenture and the Notes and (5) customary provisions relating to amendments to and waivers with respect to the terms of the Indenture and the Notes.

Significant Change

Save as disclosed in this Offering Memorandum, (i) there has been no significant change in the financial or trading position of the Group since 30 September 2004, the end of the period to which the unaudited interim results relate, and (ii) no material adverse change in the financial position or prospects of the Group since 31 March 2004, the date of the last published audited consolidated accounts.

Share Capital

The authorised and issued share capital of the Company as at 17 January 2005 (being the latest practicable date prior to publication of this Offering Memorandum) is shown in the table below:

Authorised		Issued	
Number of Shares	Amount	Number of Shares	Amount
56,005,260,272 ordinary shares of 1p each	£ 560,052,603	5,687,143,835 ordinary shares of 1p each	£56,871,438
3,499,780,822 deferred shares of 24p each	£ 839,947,397		
Total Authorised	**£1,400,000,000**		

Consolidated Capitalisation and Indebtedness

The table below presents for purpose of the Listing Rules the Company's consolidated capitalisation on an actual basis as at 30 September 2004.

	Actual at 30 September 2004 (unaudited) (£ millions)
Debt:	
Bank loans	501
Other loans and bank overdrafts	1,067
Finance lease commitments	2
Total debt	1,570
Capital and reserves:	
Share capital:	
Authorised: 56,005,260,272 ordinary shares of 1p each 3,499,780,822 deferred shares of 24p each	
Issued and fully paid: 5,687,143,835 ordinary shares of 1p each 3,499,780,822 deferred shares of 24p each[(1)]	
Called up share capital[(2)]	897
Share premium account	440
Capital redemption reserve	83
Capital reserve	2,826
Profit and loss account (including goodwill previously written off)	(4,921)
Total shareholders' deficit—equity	(675)
Total capitalisation	895

(1) All deferred shares have been cancelled subsequent to 30 September 2004.

(2) The authorised share capital of the Company as at 30 September 2004 is £1.4 billion.

None of the Group's indebtedness is guaranteed by a third party or by the Issuer or is secured. As at September 30, 2004, the Company had outstanding guarantees of third-party debt in an aggregate amount of less than £1 million.

The Company and its subsidiaries had at the close of business on 30 September 2004 contingent liabilities in respect of guarantees of subsidiary undertakings, bank loans and overdrafts and bank indemnities totalling £1,010 million.

Save as disclosed above, neither the Company nor any of its subsidiaries had at the close of business on 30 September 2004 any loan capital outstanding (including loan capital created but unissued), term loans, guarantees, contingent liabilities or other borrowings or indebtedness in the nature of borrowings.

As of the date of this Offering Memorandum, other than as stated above, there has been no material change in the capitalisation, indebtedness, contingent liabilities or guarantees of the Company since 30 September 2004.

The above table does not reflect the issuance of the Notes or the other actions in respect of the Company's indebtedness that will be undertaken in connection with the offering of the Notes, including the Tender Offer for the Medium Term Notes and the 2007 Notes.

Additional Information on the Notes

The initial, temporary international common codes for the Notes sold pursuant to Rule 144A and Regulation S of the US Securities Act are 021108383 and 021108235, respectively. After the 40th day following the date of delivery of the Notes, the common codes for the Notes sold pursuant to Rule 144A and Regulation S of the US Securities Act will be 018727951 and 018727595, respectively.

The initial, temporary international securities identification numbers for the Notes sold pursuant to Rule 144A and Regulation S of the US Securities Act are XS0211083836 and XS0211082358, respectively. After the 40th day following the date of delivery of the Notes, the international securities identification numbers for the Notes sold pursuant to Rule 144A and Regulation S of the US Securities Act will be XS0187279517 and XS0187275952, respectively.

The Initial Euro Notes have been admitted to the Official List and for trading on the London Stock Exchange's market for listed securities. An application for the Notes to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities has been made.

Documents Available for Inspection

Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturdays and UK public holidays excepted) at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS up to and including 8 February 2005:

(a) the memorandum and articles of association of the Company;

(b) the published audited consolidated accounts of the Company for the three financial periods ended 31 March 2002, 31 March 2003 and 31 March 2004;

(c) the unaudited interim results for the Company for the six-month periods ended 30 September 2003 and 30 September 2004;

(d) the principal contracts referred to in "—Principal Contracts Related to the Offering", including the purchase agreement and the indenture relating to the Notes;

(e) the consent letter from Ernst & Young LLP; and

(f) this Offering Memorandum.

Principal Subsidiaries

As at the date of this Offering Memorandum, the Company has over 700 subsidiaries, which are incorporated in various jurisdictions. The principal subsidiaries of the Company (all of which are 100% owned unless otherwise stated) are set out below.

Holding companies	
Invensys Australia Limited	Australia
Invensys Holdings Limited	England & Wales
Invensys Inc	USA
Invensys International Holdings Limited	England & Wales
Invensys Luxembourg Sàrl	Luxembourg
Process Systems	
Foxboro Australia Pty Limited	Australia
Foxboro Eckardt Planung und Montage GmbH	Germany
IMServ Europe Limited	England & Wales
Invensys Iberica SA	Spain
Invensys Middle East FZE[1]	United Arab Emirates
Invensys Software Systems (S) Pte Limited	Singapore
Invensys Systems (UK) Limited	England & Wales
Invensys Systems Canada Inc	Canada
Invensys Systems France SA	France
Invensys Systems GmbH	Germany
Invensys Systems Inc	USA
Invensys Systems Japan Inc[2]	Japan
Invensys Systems Italia SpA	Italy
Invensys Systems Mexico SA	Mexico
Shanghai Foxboro Co Limited (51% owned)	China
Eurotherm	
Eurotherm Controls Inc	USA
Eurotherm Holdings Limited	England & Wales
Eurotherm Limited	England & Wales
APV	
APV Deutschland GmbH	Germany
APV France SA	France
APV North America Inc	USA
APV Rosista GmbH	Germany
APV UK Limited	England & Wales
Invensys APV A/S	Denmark
Rail Systems	
Burco Utility and Railroad Supply Corp	USA
Dimetronic SA	Spain
Safetran Canada Inc	USA
Safetran Systems Corporation	USA
Westinghouse Brake and Signal Holdings Limited	England & Wales
Climate Controls	
Eberle Controls GmbH	Germany
Eliwell & Controlli Srl	Italy
Invensys Building Systems Inc	USA
Invensys Controls UK Limited	England & Wales
Ranco Japan Limited (71% owned)	Japan
Ranco Management Corp	USA
Ranco North America LP[3]	USA
Robertshaw Controls Company	USA
Satchwell Control Systems Limited	England & Wales
Maple Chase Company	USA

Appliance Controls

Invensys Appliance Controls Ltda	Brazil
Invensys Appliance Controls SA	France
Invensys Controls Italy Srl	Italy
Siebe Appliance Controls GmbH	Germany

Businesses for Sale

Coutant-Lambda Limited	England & Wales
Densei-Lambda KK (58.2% owned)	Japan
Lambda Americas Inc	USA
Lambda Holdings Inc	USA
Nemic-Lambda (Malaysia) Sdn Bhd	Malaysia
Wuxi Nemic-Lambda Electronics Co Limited	China

---

(1) Company also includes APV and Climate Controls businesses.

(2) Company also includes APV business.

(3) Limited partnership: principal place of business 8161 US RT 42 North, Plain City, Ohio 43064, USA.

INDEX TO FINANCIAL INFORMATION

INTRODUCTION TO THE AUDITED FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED 31 MARCH 2002, 2003 AND 2004

The consolidated financial information set out below for each of the three years ended and as at 31 March 2002, 2003 and 2004 has been extracted from the audited financial statements of Invensys plc for the years ended 31 March 2002, 2003 and 2004.

The financial information for the year ended 31 March 2004 is as published other than the reclassification of the Powerware, Hansen Transmissions, Marcam and APV Goldsboro businesses as discontinued activities following their disposal.

The financial information for the year ended 31 March 2003 is as published other than the adjustments made to reclassify businesses subsequently disposed of as discontinued activities and to reflect the adoption of Financial Reporting Standard No. 17: Retirement Benefits (FRS 17).

The financial information for the years ended 31 March 2002 and 2003 is as published other than adjustments made to reclassify businesses subsequently disposed of as discontinued activities, to restate the balance sheet following the adoption of Application Note G to FRS 5 and to restate the segmental analysis to conform with the revised operational structure of the Group adopted in 2004.

On 1 April 2003, Invensys changed its accounting policy in respect of pensions and other post-retirement benefits and adopted the accounting requirements of FRS 17. Prior to this date pensions and other post-retirement benefits had been accounted for in accordance with Statement of Standard Accounting Practice No. 24: Pension Costs (SSAP 24) although the transitional disclosures required by FRS 17 were made in the accounts for years ended 31 March 2003 and 2002.

The complex transitional arrangements within FRS 17 were designed for the gathering and disclosure of actuarial data over a two year period prior to full adoption of the accounting requirements of the standard. In the case of Invensys, such data was intended to facilitate the full adoption of the standard for the year ending 31 March 2004 and restatement of the accounts for the year ended 31 March 2003. The information that would be necessary to enable the restatement of the accounts for the year ended 31 March 2002 was not required to be collected contemporaneously.

Accordingly, the balance sheets at 31 March 2003 and 2004 and profit and loss account for the years then ended are stated under FRS 17, whilst the balance sheet at 31 March 2002 and profit and loss accounts for that year then ended are stated under SSAP 24.

The financial information below does not constitute Invensys plc's statutory accounts within the meaning of Section 240 of the Companies Act. For the years ended 31 March 2002, 2003 and 2004, Ernst & Young LLP, Registered Auditor, 1 More London Place, London SE1 2AF, was and is currently the auditor of Invensys plc. Ernst & Young LLP made reports under section 235 of the Companies Act on the financial statements for the years ended 31 March 2002, 2003 and 2004 which were unqualified and did not contain a statement under section 237(2) and (3) of the Companies Act. These financial statements have been delivered to the Registrar of Companies for England and Wales.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Notes	2002 (restated) £m	2003 (restated) £m	2004 £m
		For the years ended 31 March		
Turnover				
Continuing operations		3,268	3,068	3,008
Discontinued operations		3,704	1,950	883
	1	6,972	5,018	3,891
Operating profit before exceptional items, goodwill amortisation and goodwill impairment				
Continuing operations		233	117	182
Discontinued operations		316	168	35
	1	549	285	217
Operating exceptional items				
Restructuring costs	2	(223)	(119)	(76)
Transition costs		–	–	(98)
Refinancing costs		–	–	(14)
Fixed asset impairment		–	–	(48)
Market related write downs	2	(76)	–	–
		(299)	(119)	(236)
Operating profit/(loss) before goodwill amortisation and goodwill impairment		250	166	(19)
Goodwill amortisation	1	(124)	(122)	(53)
Goodwill impairment	2	–	(585)	(25)
Operating profit/(loss)		126	(541)	(97)
Share of operating profits of associated undertakings				
Discontinued operations	7	2	–	–
Total operating profit/(loss)				
Continuing operations	3	26	(23)	(71)
Discontinued operations	3	102	(518)	(26)
		128	(541)	(97)
Corporate exceptional items				
Fundamental reorganisation costs	2	(172)	–	–
Costs of closure	2	(45)	(29)	(32)
Loss on sale of fixed assets	2	(34)	(12)	(8)
Loss on disposal of operations	2	(565)	(664)	(96)
Loss on ordinary activities before interest and taxation	1	(688)	(1,246)	(233)
Net interest payable and similar charges	8	(170)	(113)	(112)
Other finance income/(charge) – FRS 17	6	–	30	(23)
Loss on ordinary activities before taxation	4	(858)	(1,329)	(368)
Tax on loss on ordinary activities	9	(9)	(57)	35
Loss on ordinary activities after taxation		(867)	(1,386)	(333)
Minority interests – equity		(2)	6	5
Loss for the financial year	23	(869)	(1,380)	(328)
Dividends	10	(70)	(35)	–
Retained loss for the financial year		(939)	(1,415)	(328)
Loss per share (basic and diluted)	11	(24.8)p	(39.4)p	(9.0)p
Earnings per share (total Group before exceptional items, goodwill amortisation and goodwill impairment)	11	7.7p	2.6p	1.2p

CONSOLIDATED BALANCE SHEET

	Notes	2002 (restated) £m	2003 (restated) £m	2004 £m
		At 31 March		
Fixed assets				
Intangible assets – goodwill	12	1,512	746	478
Tangible assets	13	1,515	880	660
Investments in associated undertakings	14	14	4	1
Other investments	14	59	30	16
		3,100	1,660	1,155
Current assets				
Stocks	15	824	489	376
Debtors: amounts falling due within one year	16	1,475	1,038	1,043
Debtors: amounts falling due after more than one year	16	510	129	38
Investments	14	33	31	20
Cash and short-term deposits		506	365	566
		3,348	2,052	2,043
Creditors: amounts falling due within one year				
Short-term borrowings	17	(1,066)	(136)	(58)
Other creditors	17	(1,756)	(1,485)	(1,065)
		(2,822)	(1,621)	(1,123)
Net current assets		526	431	920
Total assets less current liabilities		3,626	2,091	2,075
Creditors: amounts falling due after more than one year				
Long-term borrowings	18	(2,456)	(1,785)	(1,494)
Other creditors	18	(117)	(23)	(23)
		(2,573)	(1,808)	(1,517)
Provisions for liabilities and charges	21	(686)	(322)	(256)
Net assets/(liabilities) excluding pension liability		367	(39)	302
Pension liability	6	–	(885)	(606)
	1	367	(924)	(304)
Capital and reserves				
Called up share capital	22	875	875	897
Share premium account	23	15	15	440
Capital redemption reserve	23	83	83	83
Capital reserve	23	210	2,047	2,509
Profit and loss account	23	(1,062)	(4,130)	(4,398)
Shareholders' funds/(deficit) – equity		121	(1,110)	(469)
Minority interests – including non-equity	24	246	186	165
		367	(924)	(304)

CONSOLIDATED CASH FLOW STATEMENT

	Notes	2002 (restated) £m	2003 (restated) £m	2004 £m
		For the years ended 31 March		
Net cash inflow/(outflow) from operating activities	27	536	210	(207)
Returns on investments and servicing of finance	27	(170)	(115)	(121)
Taxation	27	(43)	(62)	(73)
Capital expenditure and financial investment	27	(129)	(76)	(115)
Acquisitions and disposals	27	209	1,446	486
Equity dividends paid		(217)	(71)	–
Cash inflow/(outflow) before use of liquid resources and financing		186	1,332	(30)
Management of liquid resources	27	(104)	69	(43)
Financing				
Issue of ordinary shares	27	–	–	448
Decrease in debt	27	–	(1,417)	(165)
Increase/(decrease) in cash in year		82	(16)	210

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	Notes	2002 (restated) £m	2003 (restated) £m	2004 £m
		For the years ended 31 March		
Increase/(decrease) in cash		82	(16)	210
Cash outflow from decrease in debt	27	–	1,417	165
Cash outflow/(inflow) from increase/(decrease) in liquid resources	27	104	(69)	43
Change in net debt resulting from cash flows	27	186	1,332	418
Short-term deposits, loans and finance leases acquired/divested in respect of the acquisition/disposal of subsidiary undertakings	27	2	15	–
New finance leases	27	(1)	–	–
Transfer of facility costs to prepayments	27	–	–	(25)
Exchange movements	27	15	113	177
Movement in net debt		202	1,460	570
Net debt at beginning of year	27	(3,218)	(3,016)	(1,556)
Net debt at end of year	27	(3,016)	(1,556)	(986)

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Notes	2002 (restated) £m	2003 (restated) £m	2004 £m
		For the years ended 31 March		
Loss for the financial year	23	(869)	(1,380)	(328)
Currency translation differences on foreign currency net investments, net of tax	23	(52)	51	79
Actuarial (loss)/gain recognised on pension schemes		–	(1,038)	169
Deferred tax relating to actuarial loss on pension schemes		–	70	–
Total recognised losses in the year		(921)	(2,297)	(80)

RECONCILIATION OF MOVEMENTS IN CONSOLIDATED SHAREHOLDERS' FUNDS/(DEFICIT)

	Notes	2002 (restated) £m	2003 (restated) £m	2004 £m
		For the years ended 31 March		
Loss for the financial year	23	(869)	(1,380)	(328)
Dividends	10	(70)	(35)	–
		(939)	(1,415)	(328)
Currency translation differences on foreign currency net investments, net of tax	23	(52)	51	79
Share capital issued, including options		–	–	447
Unvested restricted shares (UITF 17)		–	–	3
Actuarial (loss)/gain recognised on pension schemes		–	(1,038)	169
Deferred tax relating to actuarial gains and losses on pension schemes		–	70	–
Goodwill written back on disposals and closures	23	447	1,213	271
Net (decrease)/increase in shareholders' funds/(deficit)		(544)	(1,119)	641
Opening shareholders' funds/(deficit) (as previously reported)		688	144	(103)
Prior year adjustment – FRS 17	6	–	(112)	(984)
Prior year adjustment – FRS 5		(23)	(23)	(23)
Opening shareholders' funds/(deficit) (restated)		665	9	(1,110)
Closing shareholders' funds/(deficit)		121	(1,110)	(469)

Basis of preparation

The financial information has been prepared under the historical cost convention and in accordance with applicable UK accounting standards.

Basis of consolidation

The financial information consolidates the accounts of Invensys plc and its subsidiary undertakings together with the Group's share of the results of associated undertakings drawn up to 31 March each year. The results of subsidiary undertakings sold or acquired during the year are included in the profit and loss account up to, or from, the date control passes.

Foreign currencies

The trading results of overseas subsidiaries and associated undertakings are translated into sterling at average rates of exchange ruling during the year. The retranslation of the retained earnings of overseas operations to closing rates is dealt with as a movement in reserves.

Assets and liabilities of overseas subsidiaries, including goodwill, are translated into sterling at closing rates of exchange ruling at the balance sheet date and any exchange differences are taken to reserves.

Currency differences arising from the translation at closing rate of the investment in subsidiaries and associated undertakings are taken to reserves, together with exchange gains and losses arising on foreign currency borrowings which finance a proportion of foreign currency investments.

All other exchange differences are included in the profit and loss account for the year.

Exchange rates

The results for the financial year have been translated into sterling at the following average exchange rates:

	For the years ended 31 March		
	2002	2003	2004
Average exchange rates for the period			
$ to £1	1.43	1.54	1.69
Euro to £1	1.62	1.56	1.44
Yen to £1	179.68	188.14	190.81

The balance sheet has been translated into sterling at the following year end exchange rates:

	At 31 March		
	2002	2003	2004
Year end exchange rates			
$ to £1	1.42	1.58	1.84
Euro to £1	1.63	1.45	1.50
Yen to £1	188.73	187.43	191.20

Turnover

Turnover represents the invoiced value of goods supplied by the Group excluding inter-company transactions, sales by associated undertakings and sales taxes. Turnover relating to long-term contracts represents the value of work performed during the year.

Research and development

Research and development expenditure is expensed as incurred.

Pensions costs and other post-retirement benefits

FRS 17 basis - years ended 31 March 2003 and 31 March 2004

The service cost of providing retirement benefits to employees during the year is charged to operating profit or loss in the year. The full cost of providing amendments to benefits in respect of past service is also charged to the operating profit or loss in the year. The expected return on the assets of the schemes during the year based on the market value of scheme assets at the start of the financial year is included within other finance (charges)/ income – FRS 17. This also includes a charge representing the expected increase in liabilities of the schemes during the year, arising from the liabilities of the schemes being one year closer to payment. Differences between actual and expected returns on assets during the year are recognised in the statement of recognised gains and losses in the year, together with differences from changes in assumptions. The net deficit on defined benefit pension schemes is reported on the balance sheet within the pension liability. This is net of related deferred tax.

SSAP 24 basis - year ended 31 March 2002

The expected costs of providing pensions and other post-retirement benefits are charged to the profit and loss account so as to spread the costs over the service lives of the participating employees. The costs are assessed in accordance with the advice of our actuaries, and provision is made in the accounts along with the associated deferred taxation effect. Provisions and deferred taxation relating to pensions and post-retirement benefits are included on the balance sheet within provisions for liabilities and charges.

Defined contribution schemes - all years

For defined contribution schemes the amount charged to the profit and loss account in respect of pension costs is the contributions payable in the year. Differences between contributions payable in the year and contributions actually paid are shown either as accruals or prepayments in the balance sheet.

Further information on pensions and post-retirement benefits is disclosed in note 6.

Goodwill

On acquisition, the fair value of net assets is assessed and adjustments are made to bring the accounting policies of businesses acquired into alignment with those of the Group. The difference between the price paid for new interests and the fair value of identifiable net assets acquired is capitalised and amortised over its economic life, depending on the nature of the acquisition for a period not exceeding 20 years. Any costs of integrating the acquired business are taken to the profit and loss account. Goodwill is currently amortised over a period of 12 to 20 years.

Goodwill relating to acquisitions prior to 5 April 1998, the date that Financial Reporting Standard No. 10: Goodwill and Intangible Assets (FRS 10) became applicable to the Group, has been written off to reserves. Goodwill previously eliminated against reserves is charged to the profit and loss account in so far as it relates to closures and disposals in the year.

Depreciation of tangible fixed assets

Tangible fixed assets are depreciated to their residual values on a straight-line basis over their estimated useful lives at the following rates applied to original cost:

Freehold land	Nil
Freehold buildings	2 to 2.5%
Leasehold properties	Over the period of the lease
Plant and machinery	7 to 35%
Computer software systems	10 to 25%

Impairment of tangible fixed assets and goodwill

Impairment reviews are undertaken if there are indications that fixed asset carrying values may not be recoverable. The discount rate used is the Group's pre-tax weighted average cost of capital, as adjusted for the particular risks associated with the income-generating unit concerned.

Leased assets

Assets held under finance leases are capitalised and included in tangible fixed assets at fair value. Each asset is depreciated over the shorter of the lease term or its useful life. Obligations related to finance leases, net of

finance charges in respect of future periods, are included as appropriate within creditors. The interest element of the rental obligation is allocated to accounting periods during the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each accounting period. Rentals under operating leases are charged to the profit and loss account on a straight-line basis.

Stocks

Stocks and work in progress are valued at the lower of cost and estimated net realisable value. Cost comprises the cost of raw materials and an appropriate proportion of labour and overheads. Provision is made for obsolete and slow-moving items and for unrealised profits on items of inter-company manufacture.

The net realisable value of long-term contracts has been arrived at having regard to estimated cost to completion. A prudent level of profit attributable to the contract activity is taken up if the final outcome of such contracts can be reliably assessed. On all contracts, full provision is made for any losses in the year in which they are first foreseen.

Cash and borrowings

Cash and short-term deposits at the balance sheet date are deducted from bank loans and overdrafts where formal rights of set-off exist.

Taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more tax, or a right to pay less tax, in the future, with the following exceptions:

(i) Provision is made for tax on gains arising from fair value adjustments of fixed assets or gains on disposal of fixed assets, that have been rolled over into replacement assets only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only where the replacement assets are sold.

(ii) Provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries, associates and joint ventures only to the extent that, at the balance sheet date, dividends have been accrued as receivable.

(iii) Deferred tax assets are recognised only to the extent that it is considered more likely than not that there will be suitable taxable profits from which the underlying timing differences can be deducted.

Deferred tax is measured at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date. Deferred tax balances are not discounted.

Derivative instruments

The Group primarily uses forward foreign currency contracts and interest rate swaps to manage its exposures to fluctuations in interest and foreign exchange rates. These instruments are accounted for as hedges when designated as hedges at the inception of the contract. The Group does not hold or issue derivative financial instruments for financial trading purposes.

Interest rate swaps

Interest rate swaps are revalued to fair value for disclosure in note 28. They are not shown on the consolidated balance sheet. Interest payments and receipts are accrued and included in net interest payable as an adjustment of the interest expense of the designated liability. Realised gains and losses that occur from the early termination of such instruments designated as a hedge are deferred and are amortised to interest expense over the period of the hedged position, to the extent that the originally designated liability remains outstanding.

Foreign exchange swaps and forwards

Where foreign exchange swaps and forwards are used to adjust the currency profile of net borrowings which are matched to net assets of subsidiaries, realised and unrealised gains and losses are taken directly to reserves. Where foreign exchange forwards are used to hedge foreign currency trade debtors and creditors, realised and unrealised gains and losses are recognised in the profit and loss account. Where the instrument is used to hedge against future transactions, gains and losses are not recognised until the transaction occurs.

Debt instruments

New borrowings are stated at net proceeds received after deduction of issue costs. The issue costs of debt instruments are amortised at a constant rate on the carrying amount of the related debt, over the life of the instrument.

International Financial Reporting Standards

Companies listed on securities exchanges within the European Union are required under European legislation to adopt International Financial Reporting Standards ("IFRS") for accounting periods beginning on or after 1 January 2005. The adoption of IFRS will first apply to the Group's financial statements with effect from 1 April 2005. The adoption of IFRS may have a material impact on the Group's reported results and financial position, which the Group is currently assessing.

NOTES TO THE FINANCIAL INFORMATION

1. SEGMENTAL ANALYSIS

	Turnover			Operating profit*			Net operating assets		
	2002	2003	2004	2002 (restated)	2003 (restated)	2004	2002 (restated)	2003 (restated)	2004
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Business									
Process Systems	830	752	754	40	44	35	323	278	228
Eurotherm	127	119	122	19	19	17	30	34	27
APV	387	372	387	7	20	18	36	47	80
Rail Systems	350	404	442	42	55	62	45	55	45
Climate Controls	826	743	647	124	74	73	373	342	273
Appliance Controls	409	394	376	52	61	54	215	196	173
Businesses for sale	339	284	280	(26)	(38)	(11)	117	137	136
Corporate costs	–	–	–	(25)	(118)	(66)	(345)	(212)	(158)
Pensions	–	–	–	–	–	–	404	–	–
Continuing operations	3,268	3,068	3,008	233	117	182	1,198	877	804
Discontinued operations	3,704	1,950	883	316	168	35	1,129	252	193
	6,972	5,018	3,891	549	285	217	2,327	1,129	997
Operating exceptional items				(299)	(119)	(236)			
Goodwill amortisation				(124)	(122)	(53)			
Goodwill impairment				–	(585)	(25)			
Share of operating profits of associated undertakings				2	–	–			
Corporate exceptional items				(816)	(705)	(136)			
Loss on ordinary activities before interest and taxation				(688)	(1,246)	(233)			
Geographical analysis by origin									
United Kingdom	388	410	442	49	34	40	85	56	80
Rest of Europe	727	706	787	53	44	75	271	235	258
North America	1,540	1,373	1,202	114	122	107	427	455	333
South America	77	61	62	12	9	7	21	20	17
Asia Pacific	495	467	462	28	23	16	329	311	260
Africa and Middle East	41	51	53	2	3	3	6	12	14
Corporate costs	–	–	–	(25)	(118)	(66)	(345)	(212)	(158)
Pensions	–	–	–	–	–	–	404	–	–
Continuing operations	3,268	3,068	3,008	233	117	182	1,198	877	804
Discontinued operations	3,704	1,950	883	316	168	35	1,129	252	193
	6,972	5,018	3,891	549	285	217	2,327	1,129	997
Operating exceptional items				(299)	(119)	(236)			
Goodwill amortisation				(124)	(122)	(53)			
Goodwill impairment				–	(585)	(25)			
Share of operating profits of associated undertakings				2	–	–			
Corporate exceptional items				(816)	(705)	(136)			
Loss on ordinary activities before interest and taxation				(688)	(1,246)	(233)			
Borrowings							(3,522)	(1,921)	(1,552)
Cash and short-term deposits							506	365	566
Deferred tax							(177)	(67)	(6)
Taxation							(244)	(291)	(181)
Dividends							(35)	–	–
Goodwill							1,512	746	478
Pension liability							–	(885)	(606)
Net assets/(liabilities) per consolidated balance sheet							367	(924)	(304)

* Before exceptional items, goodwill amortisation and goodwill impairment.

	Turnover		
	2002	2003	2004
	£m	£m	£m
Geographical analysis of turnover by destination			
United Kingdom	344	361	396
Rest of Europe	746	730	797
North America	1,475	1,320	1,152
South America	88	73	78
Asia Pacific	517	488	501
Africa and Middle East	98	96	84
Continuing operations	3,268	3,068	3,008
Discontinued operations	3,704	1,950	883
	6,972	5,018	3,891

	Turnover			Operating profit*			Net operating assets		
	2002	2003	2004	2002 (restated)	2003 (restated)	2004	2002 (restated)	2003 (restated)	2004
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Geographical analysis by origin for discontinued operations									
United Kingdom	282	74	48	7	(8)	17	65	2	3
Rest of Europe	897	414	223	67	5	(10)	37	4	119
North America	2,076	1,258	471	224	183	34	837	188	35
South America	93	43	24	(2)	(9)	(7)	69	27	14
Asia Pacific	336	151	106	20	(4)	–	117	27	21
Africa and Middle East	20	10	11	–	1	1	4	4	1
	3,704	1,950	883	316	168	35	1,129	252	193

* Before exceptional items, goodwill amortisation and goodwill impairment.

The analysis of turnover by destination for discontinued operations is not materially different from the analysis of turnover by origin shown above.

Analysis of operating exceptional items, goodwill amortisation and net book value of goodwill

	Operating exceptional items			Goodwill amortisation			Net book value of goodwill		
	2002	2003	2004	2002	2003	2004	2002	2003	2004
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Business									
Process Systems	32	32	14	15	15	14	173	151	126
Eurotherm	6	–	1	8	8	8	128	123	107
APV	24	13	4	–	–	–	7	7	7
Rail Systems	3	1	1	–	–	–	1	1	1
Climate Controls	30	10	25	2	2	2	28	26	22
Appliance Controls	9	4	7	–	1	–	–	–	–
Businesses for sale	37	11	14	8	8	6	124	95	84
Corporate costs	33	15	155	–	–	–	–	–	–
Continuing operations	174	86	221	33	34	30	461	403	347
Discontinued operations	125	33	15	91	88	23	1,051	343	131
	299	119	236	124	122	53	1,512	746	478

2. EXCEPTIONAL ITEMS AND GOODWILL IMPAIRMENT

	2002 (restated)	2003 (restated)	2004
	£m	£m	£m
Operating exceptional items			
Restructuring costs	(223)	(119)	(76)
Transition costs	–	–	(98)
Refinancing costs	–	–	(14)
Fixed asset impairment	–	–	(48)
Market related write downs	(76)	–	–
Total operating exceptional items excluding goodwill impairment	(299)	(119)	(236)
Goodwill impairment	–	(585)	(25)
Corporate exceptional items			
Fundamental reorganisation costs			
Within continuing operations	(163)	–	–
Within discontinued operations	(9)	–	–
	(172)	–	–
Costs of closure			
Within discontinued operations	(45)	(29)	(32)
	(45)	(29)	(32)
(Loss)/profit on sale of fixed assets			
Within continuing operations	(25)	(13)	(7)
Within discontinued operations	(9)	1	(1)
	(34)	(12)	(8)
(Loss)/profit on disposal of discontinued operations			
Metering	–	–	259
Baan	–	–	95
Teccor	–	–	(17)
Rexnord	–	259	4
Flow Control	–	125	(4)
Sensor Systems	–	155	(2)
Fasco Motors	–	111	2
Drive Systems	–	62	–
Energy Storage	(4)	(27)	4
Hoffman	25	–	–
Brook Crompton	(68)	–	(2)
Crompton Instruments	2	–	–
CompAir	(68)	(54)	(1)
Other	27	(33)	(52)
	(86)	598	286
Goodwill charged on sale of discontinued operations	(479)	(1,321)	(391)
Settlements and curtailments (FRS 17)	–	59	9
Loss on disposal of operations	(565)	(664)	(96)
Total corporate exceptional items	(816)	(705)	(136)
Total exceptional items and goodwill impairment	(1,115)	(1,409)	(397)

Restructuring costs of £76 million (2003 £119 million; 2002 £223 million) include £nil in respect of asset write-downs (2003 £nil; 2002 £37 million) associated with the strategic review in 2002 (see below), and £42 million (2003 £64 million; 2002 £73 million) of redundancy and severance costs.

Transition costs of £98 million (2003 £nil; 2002 £nil) have been incurred for the reshaping of the Group. Costs include a £50 million provision for the expected cost of exiting onerous leases on surplus properties, £17 million for the termination of certain Group-wide contracts and IT-related costs, £15 million of disposal costs relating to the decision to retain the Climate Controls and Appliance Controls businesses, and £16 million of other items.

Fixed asset impairment of £48 million (2003 £nil; 2002 £nil) principally comprises the write-off of IT investments which are no longer appropriate in the context of the new Group structure and asset impairments principally in the Climate Controls business.

The Group has undertaken a review of the carrying value of goodwill capitalised on the balance sheet. This review has led to a £25 million impairment charge, related to two small businesses within Process Systems, being recorded in the accounts. A pre-tax discount rate of 11.6% has been applied.

In 2003, the Group undertook a review of the carrying value of goodwill capitalised on the balance sheet. This review led to a £585 million impairment charge, principally related to Baan, being recorded in the accounts. A discount rate of 9.0% was applied.

In 2002, the Group undertook a strategic review that resulted in certain specific assets becoming impaired. The review, together with the refocus and reorganisation of the Group's business, meant that the full value of those assets could not be fully realised. Fundamental reorganisation costs of £172 million included £127 million of strategy related write downs and £45 million of ongoing restructuring costs.

In addition in 2002, market related write downs of £76 million relate to the former Power Systems division where certain assets had become impaired as a result of the significant downturn in the economic environment in which its businesses operate.

Goodwill charged on the disposal of discontinued operations in 2004 comprises Metering £243 million, Baan £119 million, Teccor £10 million and Other £19 million. Goodwill charged on the disposal of discontinued operations in 2003 comprises Rexnord £554 million, Flow Control £98 million, Sensor Systems £136 million, Fasco Motors £354 million, Drive Systems £101 million and Other £78 million. In 2002, this comprises Energy Storage £285 million, Hoffman £nil, Brook Crompton £129 million, Crompton Instruments £24 million, CompAir £21 million and Other £20 million.

The disposals are further analysed as follows:

	2002	2003	2004
	£m	£m	£m
Fixed assets	292	472	122
Cash	7	19	–
Working capital	167	422	53
Finance leases	(2)	(1)	–
Provisions	(51)	(13)	(22)
Minority interests	(8)	(3)	(6)
Pension liability	–	(113)	(23)
Net assets divested	405	783	124
Advisor and professional fees	24	52	24
Other directly related costs	88	176	93
Goodwill on disposals	479	1,321	391
Loss on disposal	(565)	(664)	(96)
Settlements and curtailments (FRS 17)	–	(59)	(9)
Sale consideration	431	1,609	527

In 2004 £520 million of the sale consideration was wholly satisfied by cash (2003 £1,609 million; 2002 cash of £333 million and £98 million of loan notes and deferred consideration).

3. TOTAL OPERATING PROFIT/(LOSS)

	Continuing operations 2002 (restated)	Discontinued operations 2002 (restated)	Total 2002 (restated)	Continuing operations 2003 (restated)	Discontinued operations 2003 (restated)	Total 2003 (restated)	Continuing operations 2004	Discontinued operations 2004	Total 2004
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Turnover	3,268	3,704	6,972	3,068	1,950	5,018	3,008	883	3,891
Cost of sales	(2,499)	(2,566)	(5,065)	(2,245)	(1,485)	(3,730)	(2,219)	(670)	(2,889)
Gross profit	769	1,138	1,907	823	465	1,288	789	213	1,002
Distribution costs	(23)	(72)	(95)	(24)	(27)	(51)	(23)	(6)	(29)
Administrative costs	(513)	(750)	(1,263)	(682)	(270)	(952)	(584)	(172)	(756)
Operating profit*	233	316	549	117	168	285	182	35	217
Operating exceptional items	(174)	(125)	(299)	(86)	(33)	(119)	(221)	(15)	(236)
Goodwill amortisation	(33)	(91)	(124)	(34)	(88)	(122)	(30)	(23)	(53)
Goodwill impairment	–	–	–	(20)	(565)	(585)	(2)	(23)	(25)
Share of operating profits of associated undertakings	–	2	2	–	–	–	–	–	–
Total operating profit/(loss)	26	102	128	(23)	(518)	(541)	(71)	(26)	(97)

* Before operating exceptionals, goodwill amortisation and goodwill impairment.

Operating exceptional items totalling £236 million (2003 £119 million; 2002 £299 million) comprise restructuring costs, transition costs and refinancing costs of £188 million (2003 £119 million; 2002 £223 million) together with fixed asset impairment of £48 million (2003 £nil; 2002 £nil) and market related write downs of £nil (2003 £nil; 2002 £27 million). These costs as well as £25 million (2003 £585 million; 2002 £nil) of goodwill impairment plus £53 million (2003 £122 million; 2002 £124 million) of goodwill amortisation are classified as administrative costs, which therefore total £1,070 million (2003 £1,778 million; 2002 £1,637 million). Market related write downs of £nil (2003 £nil; 2002 £49 million) are classified as cost of sales which therefore total £2,889 million (2003 £3,730 million; 2002 £5,114 million).

4. LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION

Loss on ordinary activities before taxation is stated after charging the following:

	2002	2003	2004
	£m	£m	£m
Depreciation of tangible fixed assets			
Owned	258	157	110
Held under finance leases	2	2	–
Provision for impairment of tangible fixed assets	95	–	48
Provision for impairment of goodwill	–	585	25
Amortisation of goodwill	124	122	53
Operating lease rentals			
Hire of plant and machinery	63	49	45
Other	70	62	38
Research and development	265	222	165

Auditors' fees

Fees in respect of the audit during the year ended 31 March 2004 were £6 million (2003 £6 million; 2002 £6 million). Fees paid in respect of other services provided by Ernst & Young LLP were: to UK Group companies £11 million (2003 £10 million; 2002 £15 million) and non-UK Group companies £4 million (2003 £5 million; 2002 £4 million). Fees paid in respect of these other services are analysed as follows:

	2002	2003	2004
	£m	£m	£m
Transaction support relating to acquisitions and disposals	9	5	6
Provision of services relating to Group financing and working capital management	3	4	4
Taxation advisory services	3	4	3
Public company reporting on overseas regulated markets	2	1	1
Other local reporting and statutory audits	1	1	1
Other risk management and assurance services	1	–	–
	19	15	15

5. STAFF NUMBERS AND COSTS AND DIRECTORS' REMUNERATION AND INTERESTS

(i) Staff numbers and costs

The average number of people employed by the Group (including directors) during the year was as follows:

	2002	2003	2004
Marketing and distribution	11,809	9,157	5,529
Production	59,534	45,501	31,943
Technical	6,527	4,552	2,968
Finance and administration	5,810	4,173	3,162
	83,680	63,383	43,602

The aggregate payroll costs of these people were as follows:

	2002 (restated)	2003 (restated)	2004
	£m	£m	£m
Wages and salaries	1,810	1,330	967
Social security costs	203	144	117
Pension, post-retirement and other payroll costs	114	138	112
	2,127	1,612	1,196

(ii) Directors' remuneration

The remuneration of the executive directors for the years ended 31 March was as follows:

	Note	Total 2002	Total 2003	Salary	Benefits	Supplementary pension payment	Bonuses	Total 2004
		£	£	£	£	£	£	£
Current directors								
R N Haythornthwaite	1,2,5,6	645,276	790,461	660,000	22,991	105,600	200,000	988,591
A N Hennah	3,7	–	273,961	400,000	117,525	–	200,000	717,525
Former directors								
K A O'Donovan	4	455,761	385,767	–	–	–	–	–
A M Yurko		727,987	–	–	–	–	–	–
		1,829,024	1,450,189					1,706,116

Notes

(1) The 2002 remuneration for R N Haythornthwaite relates to the seven month period 1 September 2001 to 31 March 2002.

(2) R N Haythornthwaite received a cash supplementary pension payment of £105,600 in lieu of certain benefits being based on final salary as set out in footnote 1 to the table included in (v) Directors' pensions entitlements.

(3) The 2003 remuneration for A N Hennah relates to the period from 23 October 2002 to 31 March 2003.

(4) K A O'Donovan retired from the Board of Directors on 31 December 2002 and received no compensation in relation to her retirement. The emoluments disclosed relate to the period to 31 December 2002, save that the benefits of £30,959 include an amount of £3,696 being the value attributable to her being allowed to retain the use of her Company car until 31 March 2003. In recognition of her service and her remaining with the Company to ensure an efficient transition to her successor, A N Hennah, the Remuneration Committee determined that her outstanding options should remain exercisable for a period following her cessation as detailed in the table in (iv) Share schemes, in accordance with the rules of the various option schemes. She has subsequently been appointed as the Chairman of the Board of the Company's pension company (which is independent to the Company), the annual fees for which are £50,000 (which will be paid directly by the pension fund). In the year to 31 March 2002, she waived her entitlement to receive a bonus of £106,000.

(5) The emoluments of the highest paid director, R N Haythornthwaite, excluding pension rights were £988,591 (2003 £790,461 paid to Mr Haythornthwaite, 2002 £727,987 paid to A M Yurko for the period 1 April 2001 to 31 January 2002).

(6) Mr Haythornthwaite received fees of £40,000 as a non-executive director of Imperial Chemical Industries PLC for the year ended 31 March 2004.

(7) Included in Mr Hennah's benefits figure is £79,725 relating to temporary accommodation provided in lieu of relocation allowance on his joining the Company, of which £31,384 was incurred during the period ended 31 March 2003.

The fees paid to the non-executive directors were as follows:

	Note	Total 2002	Total 2003	Total 2004
		£	£	£
Current directors				
L E Farmer	1	3,833	33,250	142,750
J-C Guez	2	–	6,120	35,893
M Jay	2,3	–	6,120	180,838
A E Macfarlane	4	–	997	39,000
S M Robertson		28,000	28,000	31,000
Former directors				
R P Bauman	5	36,250	9,572	–
Sir Philip Beck		43,750	33,250	11,687
R L Börjesson	6	30,250	38,250	30,435
H R Collum		37,500	–	–
Sir Graham Hearne	7	39,750	36,750	–
Lord Marshall	8,10	250,000	250,000	77,564
P Scaroni	9	–	3,452	–
		469,333	445,761	549,167

Notes

(1) L E Farmer's total fees of £142,750 comprise his basic non-executive directors' fee of £37,750 and further fees of £105,000 in respect of additional responsibilities.

(2) J-C Guez and M Jay were appointed to the Board of Directors on 21 January 2003 and their fees relate to the period from this date to 31 March 2003.

(ii) Directors' remuneration (continued)

(3) Mr Jay succeeded Lord Marshall as Chairman of the Company with effect from 23 July 2003; his fee as Chairman of the Company therefore relates to the period 23 July 2003 to 31 March 2004.

(4) A E Macfarlane was appointed to the Board of Directors on 19 March 2003 and his fees relate to the period from this date to 31 March 2003.

(5) R P Bauman retired from the Board of Directors on 24 July 2002 and his fees relate to the period from 1 April 2002 to this date.

(6) R L Börjesson retired from the Board of directors on 19 December 2003 and his fees relate to the period from 1 April 2003 to this date.

(7) Sir Graham Hearne retired from the Board of Directors on 31 March 2003.

(8) Lord Marshall also received benefits of £8,797 (2003 £32,828; 2002 £nil) in respect of the provision of a car. His transport arrangements were shared by both the Company and British Airways Plc. In 2002, the relevant vehicle was leased by British Airways Plc and the benefit was disclosed in the financial statements of that company.

(9) P Scaroni was appointed to the Board of Directors on 1 May 2002 and subsequently resigned on 14 June 2002 following his appointment as Chief Executive of ENEL SpA in Italy. His fees relate to this period.

(10) Lord Marshall and Sir Philip Beck retired from the Board of Directors on 23 July 2003 and their fees relate to the period from 1 April 2003 to this date.

(iii) Directors' interests

Ordinary and deferred shares

The interests of the current directors in the shares of the Company are set out below:

	At 31 March 2002 (or date of appointment if later)	At 31 March 2003	At 31 March 2004	At 31 March 2004
	Ordinary	Ordinary	Ordinary	Deferred
L E Farmer	–	2,000	3,250	2,000
J-C Guez	–	–	–	–
R N Haythornthwaite	200,000	250,000	406,250	250,000
A N Hennah	–	–	–	–
M Jay	–	–	–	–
A E Macfarlane	7,500	7,500	12,187	7,500
S M Robertson	2,165	2,165	3,518	2,165

Notes

(1) The mid-market price of an ordinary share on 31 March 2004 was 19.50p. Between 1 April 2003 and 31 March 2004, the highest mid-market price was 36.13p and the lowest mid-market price was 9.64p.

(2) All interests referred to above are beneficial.

(3) There have been no changes in the interests of directors over ordinary shares between 31 March 2004 and 19 May 2004.

(4) Full details of the directors' interests over the Company's ordinary and deferred shares are contained in the Register of Directors' Interests which is kept by the Company and is open to inspection in accordance with the provisions of the Companies Act 1985. This includes rights granted under the Company's various share schemes as detailed in (iv) Share schemes.

(iv) Share schemes

Share options

Details of options in respect of the Company's ordinary shares for individual directors are set out below:

	Option type	At 1 April 2003	Lapsed	Adjustment	At 31 March 2004	Exercise price per share p	Date from which first exercisable	Expiry date
Current directors								
R N Haythornthwaite	Executive	893,744	–	33,783	927,527	97.03	25 Jul 2004	24 Jul 2011
	Executive	1,315,400	–	49,722	1,365,122	96.70	17 Jun 2005	16 Jun 2012
	Sharesave	18,388	18,388	–	–	86.72	–	–
		2,227,532	18,388	83,505	2,292,649			
A N Hennah	Executive	1,150,700	–	43,496	1,194,196	61.24	4 Dec 2005	3 Dec 2012
	Sharesave	20,658	–	780	21,438	41.43	1 Apr 2006	30 Sep 2006
		1,171,358	–	44,276	1,215,634			

(iv) Share schemes (continued)

Long term incentive awards

Details of awards over ordinary shares in the Company granted under the Invensys 1998 Senior Executive Long Term Incentive Plan ('LTIP') for individual directors are set out below:

	At 1 April 2003	Granted	Adjustment	At 31 March 2004	Value per share p	Performance period
R N Haythornthwaite ...	254,049	–	9,603	263,652	118.0875	25 Jul 2001 – 24 Jul 2004
	–	3,469,119	131,132	3,600,251	19.025	20 Jun 2003 –19 Jun 2006
	254,049	3,469,119	140,735	3,863,903		
A N Hennah	428,500	–	16,197	444,697	56.89	4 Dec 2002 – 3 Dec 2005
	–	2,102,497	79,474	2,181,971	19.025	20 Jun 2003 – 19 Jun 2006
	428,500	2,102,497	95,671	2,626,668		

Notes

(1) As a consequence of the Placing and open offer and share capital subdivision the above options and LTIP awards have, in accordance with the rules of the respective schemes, been adjusted as follows: (a) the number of shares in respect of which options have been granted have been adjusted by the application of a multiplication factor of 1.0378 and the exercise price has been adjusted by a multiplication factor of 0.9636; and (b) the number of shares in each LTIP award has been adjusted by a multiplication factor of 1.0378. In all cases an entitlement prior to 2 March 2004 in respect of an ordinary share of 25p is now treated as an entitlement in respect of an ordinary share of 1p.

(2) No Executive or Sharesave options were granted to directors during the year ended 31 March 2004.

(3) No options were exercised by directors or shares released under the LTIP during the years ended 31 March 2002, 31 March 2003 and 31 March 2004.

(4) The details of the share schemes, including performance conditions which apply (if any), are set out in the following notes 6, 7 and 8.

(5) There have been no changes in the interests of directors over share options or LTIP awards between 31 March 2004 and 19 May 2004.

(6) The above Executive options were granted under the Invensys 1998 Senior Executive Share Option Scheme. Options granted under this scheme are normally exercisable between the third and tenth anniversaries of the date of grant provided that the relevant performance condition has been met. The performance condition which applies to grants made under this scheme are as follows:

(i) **for grants made between 25 July 2001 and 16 June 2002,** no options may be exercised unless, over the measurement period commencing with the financial year in which the options were granted, EPS growth is equal to or in excess of RPI plus 12% over three years, RPI plus 16% over four years or RPI plus 20% over five years. If not achieved after five years, the options will lapse; and

(ii) **for grants made on or after 17 June 2002,** no option may be exercised unless a performance condition based on Total Shareholder Return ('TSR') is met. TSR is calculated as the percentage variance in the price of shares and the value of re-invested net dividend payments over the performance period compared to that of a group of comparator companies ('Peer Group') selected at the discretion of the Committee. The performance period will be the period of three, four or five years commencing on the date of grant of the option. On the third anniversary of the date of grant, each constituent of the Peer Group will be ranked in descending order of TSR. The TSR ranking of Invensys against the TSR of the Peer Group will determine the number of shares awarded. Invensys must rank at the median position in order for 40% of the shares under option to become exercisable, rising to all of the shares if the upper quartile position is achieved. Between these positions, the shares under option will vest on a straight-line basis. If the Company does not meet the performance condition in full at the first measurement, then it will be re-tested, from a fixed base, in years four and five. If the median position has not been achieved by the end of the fifth year, the option will lapse. The Peer Groups for the grants made on or after 17 June 2002 are the companies that comprise the FTSE 100 Index on the dealing day preceding the date of grant.

(7) The Sharesave options were granted under the Invensys Savings Related Share Option Scheme. These options are not subject to a performance condition as this is an all-employee share scheme governed by specific tax legislation.

(8) The LTIP awards granted under the Invensys 1998 Senior Executive Long Term Incentive Plan are normally subject to a three year 'Performance Period', commencing on the date of award, followed by a two year 'Retention Period'.

The vesting of awards made prior to 28 May 2003 are subject to Invensys' TSR being ranked against a Peer Group, selected at the discretion of the Remuneration Committee, at least at the median position over the Performance Period (with no re-testing opportunities). Additionally the Remuneration Committee must determine that the underlying financial performance of Invensys over the Performance Period is satisfactory. On completion of the Performance Period, Invensys' TSR must rank at the median position (when the Peer Group is ranked in descending order of TSR) in order for 50% of the shares that are subject to the award to be available (subject to the Retention Period), rising to all of the shares if the upper quartile position is achieved. Between these positions, the number of shares that will be available will be calculated on a straight-line basis. If Invensys does not achieve at least the median position the whole award will lapse.

The vesting of awards made after 28 May 2003 is subject to Invensys' TSR being ranked against a Peer Group, selected at the discretion of the Remuneration Committee, at least at the median position over the Performance Period (with no re-testing opportunities). Additionally the Remuneration Committee must be satisfied that there has been a sustained delivery over the Performance Period, regarding the trading performance of continuing operations, disposal proceeds and reduction in Group indebtedness. On completion of the Performance Period Invensys' TSR must rank at the median position (when the Peer Group is ranked in descending order of TSR) in order for 25% of the shares that are subject to the award to be available (subject to the Retention Period), rising to all of the shares if the upper decile position is achieved. Between these positions, the number of shares that will be available will be calculated on a straight-line basis. If Invensys does not achieve at least the median position the whole award will lapse.

(iv) Share schemes (continued)

The Peer Groups selected for the above grants are as follows:

Award dated 25 July 2001:	GKN, Smiths Group, BAE Systems, Marconi, ABB, Schneider Elte, Siemens, Emerson Electric, Honeywell International, Rockwell International, Johnson Controls and Tyco International;
Award dated 4 December 2002:	The companies that comprised the FTSE 100 Index on the dealing day preceding 4 December 2002; and
Award dated 20 June 2003:	The companies that comprised the FTSE Mid 250 Index on 20 June 2003.

(v) Directors' pension entitlements

Executive directors participate in defined benefit and defined contribution (Mr Haythornthwaite only) pension arrangements sponsored by the Company. The defined benefit schemes provide benefits based on earnings at or near retirement and are part externally funded and part reserved for within the Company.

The following table gives details of the individual directors' pension values for the year ended 31 March 2004, including the disclosures required by the Listing Rules of the UK Listing Authority:

	Note	Accrued pension at year ended 31 March 2004	Increase during the year in accrued pension	Transfer value of accrued pension as at 31 March 2004	Transfer value of accrued pension at end of previous year	Change in transfer value over year less any contributions made	Increase during the year in accrued pension, excluding inflation (a)	Transfer value as at 31 March 2004 of increase (a) less any contri-butions made
		£ per annum	£ per annum	£000	£000	£000	£ per annum	£000
R N Haythornthwaite	1	8,860	3,401	93	54	39	3,248	34
A N Hennah		17,137	13,039	171	38	133	12,924	129

Notes

(1) The benefits shown for Mr Haythornthwaite relate to his participation in the approved pension scheme up to the Inland Revenue earnings limit. With respect to his earnings above that limit, £158,400 was paid to an unapproved money purchase scheme together with the supplementary pension payment as set out in the table headed Directors' remuneration.

(2) The changes in transfer values over the year reflect any changes in pensionable pay and the service of each director. They also take into account changes in the actuarial assumptions, particularly those related to equity and bond returns.

(3) All benefits are due at age 60.

(4) Pensions in payment are guaranteed to increase by the level of inflation subject to a maximum increase of 5% per annum.

(5) For death before retirement a spouse's pension of two-thirds of the member's prospective pension is payable, if applicable, plus a capital sum of four times the member's salary. For death after retirement a spouse's pension of two-thirds of the member's pension is payable plus the balance of a five year guarantee if applicable. In the event of death after leaving service but before commencement of pension a spouse's pension of two-thirds of the accrued preserved pension is payable plus a capital sum of five times the accrued preserved pension. In all circumstances childrens' allowances are also payable if applicable.

6. PENSIONS AND POST-RETIREMENT BENEFITS

(i) Prior year adjustment and restatement of comparatives

The Group has adopted FRS 17 effective from 1 April 2003. Under FRS 17, the difference between the market value of assets of the Group's pension and post-retirement benefit schemes and the present value of accrued pension liabilities is reported on the balance sheet as a pension liability, net of related deferred tax. Previously the Group accounted for pensions and post-retirement benefits in accordance with Statement of Standard Accounting Practice No 24; Pension costs (SSAP 24). Under SSAP 24, the balance sheet included provisions for unfunded pension obligations and other post-retirement benefits, and provisions for the cumulative difference between pension charges included in the profit and loss account and actual payments to the schemes.

(i) Prior year adjustment and restatement of comparatives (continued)

In the accounts for the year to 31 March 2003, the impact on net assets on adoption of FRS 17 as at 31 March 2002 has been shown as a prior year adjustment. Shareholders' funds have been reduced by £112 million which is analysed as follows:

	£m
SSAP 24 pension/post-retirement balances (net of deferred tax)	22
FRS 17 pension/post-retirement balances (net of deferred tax)	
Funded	111
Unfunded	(208)
	(97)
Displacement of deferred tax assets	(37)
Impact on net assets	(112)

Adoption of FRS 17 has resulted in the following restatements to results for the year ended 31 March 2003:

	£m
Increase in pension charge within operating profit	(45)
Decrease in charge to loss on disposal of operations	77
Inclusion of other finance income	30
Decrease in retained loss for the period	62
Increase in recognised losses	(872)
Decrease in reserves	(984)

(ii) Pensions and post-retirement benefits – for the years ended 31 March 2002, 31 March 2003 and 31 March 2004

The Group operates many defined contribution and funded defined benefit pension schemes. Contributions to the defined benefit schemes are made in accordance with the recommendations of the independent actuary of the relevant scheme. Complete disclosure of all pension scheme details is not practicable within this report. The most pertinent factors affecting the Group's pension arrangements are discussed below.

The principal Group scheme covering the majority of UK employees is the Invensys Pension Scheme. The Invensys Pension Scheme is a funded defined benefit scheme. The last valuation of the Scheme for funding purposes was carried out as at 5 April 2003 by independent actuaries using the projected unit method. The assumptions that have the most effect on the results of the valuation are those relating to the rate of return on investments and the rates of increase in salaries and pensions in payment.

There are numerous schemes operated by overseas subsidiaries. Of these the largest US scheme is assessed annually (see note (iv) for valuation under the requirements of FRS 17), and the other overseas defined benefit schemes are normally assessed triennially by independent actuaries in accordance with local practice.

The Group also operates a number of non-pension post-retirement benefit plans, under which 14,088 employees are eligible to receive benefits after retirement, the majority of which relate to the provision of medical benefits to retired former employees of the Group's subsidiaries in the US. These schemes are generally unfunded. The latest valuations of the principal schemes, covering retiree medical and life insurance plans in certain US subsidiaries, were performed as at 1 January 2003. The assessment was carried out by independent actuaries. The method of accounting for these is similar to that used for defined benefit pension schemes.

The last full valuations of all schemes have been updated to 31 March 2004 for the purposes of reporting under FRS 17.

(iii) Pensions – for the year ended 31 March 2002

A market related approach was taken to assessing the assumptions on the Invensys Pension Scheme (UK). The principal assumption was that the discount rate to measure the Scheme's liabilities would be 5.75% which was 1% over the return available on Government debt; 1.75% per annum higher than the rate of salary inflation; and 2.5% per annum higher than the rate of increase in pensions.

(iii) Pensions – for the year ended 31 March 2002 (continued)

At the date of the last valuation of the Scheme under SSAP 24 at 5 April 2000, the market value of the assets, excluding members' additional voluntary contributions, was £4,152 million and was sufficient to cover 118% of the benefits that had accrued to members, after allowing for future increases in salaries. The actuarial surplus is being spread over the average remaining service lives of the current employees (twelve years at the valuation date) by the straight-line method.

For overseas pension schemes, the appropriate cost has been recognised where the requirements of SSAP 24 should be fulfilled, otherwise local practice has been adopted.

Pension costs for the Group in 2002 were £3 million, based on a normal cost of £57 million and an actuarial variation of £54 million.

As at 31 March 2002, debtors falling due within one year, debtors falling due after more than one year, creditors falling due within one year, creditors falling due after more than one year and provisions include £1 million, £373 million, £5 million, £63 million and £98 million respectively for pension prepayments, accruals and provisions.

(iv) Post-retirement benefits – for the year ended 31 March 2002

A gross liability in respect of post-retirement benefit schemes of £196 million at 31 March 2002 is included in provisions for liabilities and charges (note 21). The principal assumptions used at 31 March 2002 were: 7.5% discount rate and medical trend rates for beneficiaries of 10.0% per annum falling to rate of 5.0% per annum over the next five years. The cost of these schemes for the Group in the year to 31 March 2002 was £5 million.

In addition, the Group makes payments to various former employees under medical and workers' compensation agreements.

(v) Defined contribution schemes

Pension costs in respect of defined contribution schemes represented contributions payable in the year ended 31 March 2004 and amounted to £12 million (2003: £11 million). At 31 March 2004, there were £2 million of outstanding contributions included in creditors.

(vi) Defined benefit schemes - for the years ended 31 March 2003 and 31 March 2004

The Group operates both funded and unfunded pension and post-retirement schemes, as described in note (i). There are two main funded defined benefit schemes in the UK and US, together with other smaller schemes in the rest of the world. The Group's overseas subsidiaries also operate certain unfunded schemes, including a number of non-pension post-retirement healthcare plans in the US. The net pension deficits for funded and unfunded schemes are reported on the balance sheet within the pension liability. The major assumptions made when valuing the assets and liabilities of funded and unfunded schemes under FRS 17 are as follows:

For March 2004 the major assumptions are:

	Funded schemes			Unfunded schemes	
	Invensys Pension Scheme (UK)	**Invensys Pension Plan (US)**	**Other**	**US Healthcare***	**Other**
	%	%	%	%	%
Major assumptions					
Rates of increase in salaries	4.15	4.00	3.20	–	1.50
Rate of increase to pensions in payment**	3.15	–	1.80	–	1.30
Discount rate for scheme liabilities	5.50	6.00	5.20	6.00	5.10
Inflation rate	2.90	2.50	2.10	–	1.70

(vi) Defined benefit schemes - for the years ended 31 March 2003 and 31 March 2004 (continued)

For March 2003 the major assumptions are:

	Funded schemes			Unfunded schemes	
	Invensys Pension Scheme (UK)	Invensys Pension Plan (US)	Other	US Healthcare*	Other
	%	%	%	%	%
Major assumptions					
Rates of increase in salaries	3.75	4.00	2.80	–	3.00
Rate of increase to pensions in payment**	3.05	–	1.60	–	1.80
Discount rate for scheme liabilities	5.50	6.50	5.40	6.50	5.90
Inflation rate	2.50	2.50	2.10	–	2.10

For March 2002 the major assumptions were:

	Funded schemes			Unfunded schemes	
	Invensys Pension Scheme (UK)	Invensys Pension Plan (US)	Other	US Healthcare*	Other
	%	%	%	%	%
Major assumptions					
Rates of increase in salaries	4.00	3.95	4.00	–	3.40
Rate of increase to pensions in payment**	3.15	–	–	–	–
Discount rate for scheme liabilities	6.00	7.50	6.00	7.50	6.40
Inflation rate	2.50	3.50	2.90	–	2.30

* The assumptions used for medical trend rates for beneficiaries of the US healthcare scheme were 11.5% per annum, declining to an ultimate rate of 5.0% in 2013 (2003: 13.0% declining to 5.0%; 2002: 10.0% declining to 5.0%).

** The rate of increase for UK deferred pensions was 2.9% (2003: 2.5%; 2002: 2.5%).

The expected long-term rate of return and market value of funded defined benefit schemes at 31 March 2004 were:

	Invensys Pension Scheme (UK)		Invensys Pension Plan (US)		Other		Total
	Expected long-term rate of return	Market value	Expected long-term rate of return	Market value	Expected long-term rate of return	Market value	Market value
	%	£m	%	£m	%	£m	£m
Equities	8.0	1,088	8.5	312	7.7	114	1,514
Bonds	5.0	2,108	3.8	150	5.5	77	2,335
Other	5.4	298	2.0	162	5.1	24	484
Total market value of assets		3,494		624		215	4,333
Present value of scheme liabilities		(3,806)		(738)		(221)	(4,765)
Deficit in the scheme		(312)		(114)		(6)	(432)
Related deferred tax asset		–		–		–	–
Net pension liability		(312)		(114)		(6)	(432)

(vi) Defined benefit schemes - for the years ended 31 March 2003 and 31 March 2004 (continued)

The expected long-term rate of return and market value of funded defined benefit schemes at 31 March 2003 were:

	Invensys Pension Scheme (UK)		Invensys Pension Plan (US)		Other		Total
	Expected long-term rate of return	Market value	Expected long-term rate of return	Market value	Expected long-term rate of return	Market value	Market value
	%	£m	%	£m	%	£m	£m
Equities	8.0	1,180	9.6	264	7.6	105	1,549
Bonds	5.0	1,932	4.4	233	3.2	54	2,219
Other	8.0	150	2.6	13	4.9	33	196
Total market value of assets		3,262		510		192	3,964
Present value of scheme liabilities		(3,701)		(801)		(231)	(4,733)
Deficit in the scheme		(439)		(291)		(39)	(769)
Related deferred tax asset		2		7		7	16
Net pension liability		(437)		(284)		(32)	(753)

The expected long-term rate of return and market value of funded defined benefit schemes at 31 March 2002 were:

	Invensys Pension Scheme (UK)		Invensys Pension Plan (US)		Other		Total
	Expected long-term rate of return	Market value	Expected long-term rate of return	Market value	Expected long-term rate of return	Market value	Market value
	%	£m	%	£m	%	£m	£m
Equities	8.00	1,778	9.4	506	8.3	113	2,397
Bonds	5.70	1,855	6.5	275	6.0	42	2,172
Other	8.00	156	4.0	17	6.5	42	215
Total market value of assets		3,789		798		197	4,784
Present value of scheme liabilities		(3,524)		(948)		(175)	(4,647)
Surplus/(deficit) in the scheme		265		(150)		22	137
Related deferred tax (liability)/ asset		(79)		53		–	(26)
Net pension asset/(liability)		186		(97)		22	111

The present value of unfunded scheme liabilities at 31 March 2004 was:

	US Healthcare	Other	Total
	£m	£m	£m
Present value of liabilities	(57)	(117)	(174)
Related deferred tax asset	–	–	–
Net pension/post-retirement liability	(57)	(117)	(174)

The present value of unfunded scheme liabilities at 31 March 2003 was:

	US Healthcare	Other	Total
	£m	£m	£m
Present value of liabilities	(74)	(88)	(162)
Related deferred tax asset	26	4	30
Net pension/post-retirement liability	(48)	(84)	(132)

(vi) Defined benefit schemes - for the years ended 31 March 2003 and 31 March 2004 (continued)

The present value of unfunded scheme liabilities at 31 March 2002 was:

	US Healthcare	Other	Total
	£m	£m	£m
Present value of liabilities	(135)	(112)	(247)
Related deferred tax asset	39	–	39
Net pension/post-retirement liability	(96)	(112)	(208)

As at 31 March 2004, the total pension liability net of related deferred taxation for funded and unfunded defined benefit schemes is £606 million (2003: £885 million).

The amounts that have been charged to the consolidated profit and loss account* and consolidated statement of total recognised gains and losses under FRS 17 for the year ended 31 March 2004 are set out below:

	Funded schemes			Unfunded schemes		
	Invensys Pension Scheme (UK)	Invensys Pension Plan (US)	Other	US Healthcare	Other	Total
	£m	£m	£m	£m	£m	£m
Analysis of amounts charged to operating loss**						
Current service cost	(14)	(14)	(7)	–	(5)	(40)
Past service cost***	(1)	–	(1)	–	–	(2)
Total operating charge	(15)	(14)	(8)	–	(5)	(42)
Analysis of amounts credited/(charged) to other finance (charges)/income – FRS 17						
Expected return on pension scheme assets	198	36	11	–	–	245
Interest on pension scheme liabilities	(199)	(48)	(11)	(4)	(6)	(268)
Net finance charge	(1)	(12)	–	(4)	(6)	(23)
Analysis of amounts recognised in the statement of total recognised gains and losses						
Actual return less expected return on scheme assets	206	113	28	–	–	347
Experience gains/(losses) arising on the scheme liabilities	65	2	12	9	(19)	69
Changes in assumptions underlying the present value of the plan liabilities	(174)	(46)	(20)	(4)	(3)	(247)
Actuarial gain/(loss) recognised in the statement of total recognised gains and losses	97	69	20	5	(22)	169

* Excluding amounts in respect of settlement and curtailments credited to loss on disposal of operations, disclosed in note 2.
** And £1 million charged to loss on disposal of operations.
*** Comprises £1 million charged to restructuring costs and £1 million to loss on disposal of operations.

Total pension costs charged to operating loss in respect of defined benefit and defined contribution schemes amounted to £53 million (2003: £45 million) including £1 million (2003: £nil) charged to restructuring costs.

Regarding rates of contributions for future years, contributions to the UK pension plan will be made at the rate of 20% of pensionable salaries (circa £20 million) up to the date of the next triennial valuation. In addition the Company has stated that it intends to make three further supplemental contributions to the plan, of £15 million every six months, if the plan remains in deficit measured on an FRS 17 basis.

Under the main US scheme, the Company entered into an agreement with the Pension Benefit Guaranty Corporation providing for the acceleration of contributions to the US scheme totalling US$150 million over three months, plus additional contributions of 4% of net proceeds from future disposals, with a minimum of US$25 million payable by September 2004.

6. PENSIONS AND POST-RETIREMENT BENEFITS (continued)

(vi) Defined benefit schemes - for the years ended 31 March 2003 and 31 March 2004 (continued)

The amounts that were charged to the consolidated profit and loss account and consolidated statement of total recognised gains and losses under FRS 17 for the year ended 31 March 2003 are set out below:

	Funded schemes			Unfunded schemes		
	Invensys Pension Scheme (UK)	Invensys Pension Plan (US)	Other	US Healthcare	Other	Total
	£m	£m	£m	£m	£m	£m
Analysis of amounts (charged)/credited to operating profit						
Current service cost	(19)	(21)	(7)	(1)	(3)	(51)
Past service (cost)/income	(2)	(1)	–	21	(1)	17
Total operating (charge)/credit	(21)	(22)	(7)	20	(4)	(34)
Analysis of amounts (charged)/credited to other finance (charges)/income – FRS 17						
Expected return on pension scheme assets	253	52	12	–	–	317
Interest on pension scheme liabilities	(206)	(57)	(11)	(8)	(5)	(287)
Net finance income/(charge)	47	(5)	1	(8)	(5)	30
Analysis of amounts recognised in the statement of total recognised gains and losses						
Actual return less expected return on scheme assets	(592)	(125)	(9)	–	–	(726)
Experience gains/(losses) arising on the scheme liabilities	67	8	(23)	(5)	(13)	34
Changes in assumptions underlying the present value of the plan liabilities	(221)	(94)	(22)	(10)	1	(346)
Actuarial loss recognised in the statement of total recognised gains and losses	(746)	(211)	(54)	(15)	(12)	(1,038)

The movement in the deficit in the schemes over the year to 31 March 2004 is analysed below:

	Funded schemes			Unfunded schemes		
	Invensys Pension Scheme (UK)	Invensys Pension Plan (US)	Other	US Healthcare	Other	Total
	£m	£m	£m	£m	£m	£m
Deficit in scheme at beginning of year*	(439)	(291)	(39)	(74)	(88)	(931)
Transfers to/(from) other schemes	–	–	3	–	(3)	–
Reclassified arrangements	–	–	(1)	–	(31)	(32)
Current service cost	(14)	(14)	(7)	–	(5)	(40)
Contributions	41	102	11	–	–	154
Benefit payments	–	–	–	6	11	17
Past service cost	(1)	–	(1)	–	–	(2)
Other finance charges	(1)	(12)	–	(4)	(6)	(23)
Settlements and curtailments	5	4	–	–	–	9
Net liabilities transferred on disposal	–	–	2	–	21	23
Actuarial gain/(loss)	97	69	20	5	(22)	169
Exchange adjustments	–	28	6	10	6	50
Deficit in scheme at end of year*	(312)	(114)	(6)	(57)	(117)	(606)

* The deficit of £931 million at the beginning of the year has a related deferred tax asset of £46 million, resulting in a net pension liability of £885 million. The deficit of £606 million as at 31 March 2004 has £nil related deferred tax (see note 9(iii)).

6. PENSIONS AND POST-RETIREMENT BENEFITS (continued)

(vi) Defined benefit schemes - for the years ended 31 March 2003 and 31 March 2004 (continued)

The movement in the surplus/(deficit) in the schemes over the year to 31 March 2003 is analysed below:

	Funded schemes			Unfunded schemes		
	Invensys Pension Scheme (UK)	Invensys Pension Plan (US)	Other	US Healthcare	Other	Total
	£m	£m	£m	£m	£m	£m
Surplus/(deficit) in scheme at beginning of year	265	(150)	22	(135)	(112)	(110)
Transfers to/(from) other schemes	–	30	(19)	–	(11)	–
Current service cost	(19)	(21)	(7)	(1)	(3)	(51)
Contributions	8	–	6	–	–	14
Benefit payments	–	–	–	10	6	16
Past service (cost)/income	(2)	(1)	–	21	(1)	17
Other finance income/(charges)	47	(5)	1	(8)	(5)	30
Settlements and curtailments	8	51	–	–	–	59
Net liabilities transferred on disposal	–	–	15	42	56	113
Actuarial loss	(746)	(211)	(54)	(15)	(12)	(1,038)
Exchange adjustments	–	16	(3)	12	(6)	19
Deficit in scheme at end of year	(439)	(291)	(39)	(74)	(88)	(931)

History of amounts charged to the statement of total recognised gains and losses

The amounts that have been charged to the statement of total recognised gains and losses for the year ended 31 March 2004 are set out below:

	Funded schemes			Unfunded schemes		
	Invensys Pension Scheme (UK)	Invensys Pension Plan (US)	Other	US Healthcare	Other	Total
	£m	£m	£m	£m	£m	£m
Difference between the expected and actual return on scheme assets:						
- Amount (£m)	206	113	28	–	–	347
- Percentage of scheme assets	6%	18%	13%	–	–	8%
Experience gains and losses on scheme liabilities:						
- Amount (£m)	65	2	12	9	(19)	69
- Percentage of scheme liabilities	2%	–	5%	16%	16%	1%
Total amount recognised in the statement of total recognised gains and losses:						
- Amount (£m)	97	69	20	5	(22)	169
- Percentage of scheme liabilities	3%	9%	9%	9%	19%	3%

6. PENSIONS AND POST-RETIREMENT BENEFITS (continued)

(vi) Defined benefit schemes - for the years ended 31 March 2003 and 31 March 2004 (continued)

The amounts that were charged to the statement of total recognised gains and losses for the year ended 31 March 2003 are set out below:

	Funded schemes			Unfunded schemes		
	Invensys Pension Scheme (UK)	Invensys Pension Plan (US)	Other	US Healthcare	Other	Total
	£m	£m	£m	£m	£m	£m
Difference between the expected and actual return on scheme assets:						
- Amount (£m)	(592)	(125)	(9)	–	–	(726)
- Percentage of scheme assets	(18)%	(25)%	(5)%	–	–	(18)%
Experience gains and losses on scheme liabilities:						
- Amount (£m)	67	8	(23)	(5)	(13)	34
- Percentage of scheme liabilities	2%	1%	10%	7%	15%	1%
Total amount recognised in the statement of total recognised gains and losses:						
- Amount (£m)	(746)	(211)	(54)	(15)	(12)	(1,038)
- Percentage of scheme liabilities	20%	26%	23%	20%	14%	21%

7. SHARE OF PROFITS OF ASSOCIATED UNDERTAKINGS

The share of profits of associated undertakings attributable to the Group's interest is £nil (2003 £nil; 2002 £2 million), less a tax charge of £nil (2003 £nil; 2002 £2 million) and less dividends receivable of £nil (2003 £nil; 2002 £1 million).

8. NET INTEREST PAYABLE AND SIMILAR CHARGES

	2002	2003	2004
	£m	£m	£m
Interest payable on bank loans and overdrafts	(107)	(65)	(54)
Interest payable on other loans	(78)	(43)	(41)
Other*	(13)	(21)	(30)
	(198)	(129)	(125)
Interest receivable	28	16	13
	(170)	(113)	(112)

* Other interest for the year ended 31 March 2004 includes £16 million of refinancing fees, a £10 million write-off of prepaid old facility fees and other of £4 million.

9. Tax charge/(credit) on ordinary activities

(i) Analysis of tax charge/(credit)

	2002 £m	2003 £m	2004 £m
UK corporation tax			
Current tax on income for the year	23	7	37
Adjustments in respect of prior years	(30)	(8)	(6)
	(7)	(1)	31
Double taxation relief	(23)	(7)	(34)
	(30)	(8)	(3)
Foreign tax			
Current tax on income for the year	63	51	39
Adjustments in respect of prior years	(20)	9	(59)
	43	60	(20)
Total current tax charge/(credit)	13	52	(23)
Deferred tax			
Origination and reversal of timing differences	(17)	7	(3)
Change in tax rates and laws	–	–	3
Adjustments in respect of prior years	–	–	(12)
Adjustments to estimated recoverable deferred tax assets arising in prior years	11	(2)	–
	(6)	5	(12)
Share of associated undertakings' tax	2	–	–
Tax charge/(credit) on ordinary activities	9	57	(35)

UK current year corporation tax charge of £37 million (2003 £7 million; 2002 £23 million) includes tax of £34 million (2003 £7 million; 2002 £23 million) on dividends receivable from overseas subsidiary undertakings.

The tax charge on corporate exceptional items is £1 million (2003 charge of £9 million; 2002 credit of £15 million). The charge represents a £1 million current foreign tax charge on disposal of businesses in the year. In addition a tax charge of £8 million was incurred in respect of a reorganisation undertaken in preparation for disposals which were not completed as a result of the Group's refinancing. This has been included within the ordinary tax charge.

(ii) Factors affecting the tax charge/(credit)

	2002 (restated) £m	2003 (restated) £m	2004 £m
Loss on ordinary activities before tax	(858)	(1,329)	(368)
Tax credit on ordinary activities at 30 per cent.	(257)	(399)	(110)
Adjustments in respect of prior years	(50)	1	(65)
Exceptional items after the impact of tax losses and exempt capital gains/losses	250	221	42
Current year tax losses and other timing differences not tax effected	44	28	67
Utilisation of tax losses brought forward	(14)	(9)	(13)
Overseas rate differences	10	14	14
Deferred tax provided	6	(5)	–
Impairment of goodwill	–	176	8
Tax on disposals not completed	–	–	8
Other including non-deductible goodwill amortisation	24	25	26
Total current tax charge/(credit)	13	52	(23)

(iii) Factors that may affect future tax charges

No provision has been made for deferred tax where potentially taxable gains have been rolled over into replacement assets, except where there is a commitment to dispose of these assets. Such gains would only become taxable if the assets were sold without it being possible to claim rollover relief or offset existing capital losses. The Group does not expect any tax to become payable in the foreseeable future.

(iii) Factors that may affect future tax charges (continued)

No deferred tax has been recognised in respect of the earnings of overseas subsidiaries as no dividends have been accrued out of those earnings.

Tax losses with a value of £300 million (2003 £400 million; 2002 £200 million) have not been recognised as their utilisation is uncertain or is not currently anticipated. The reduction in tax losses not recognised during the year is largely attributable to tax losses divested on the disposal of Baan and UK tax losses utilised as a result of foreign exchange gains. No deferred tax has been recognised in respect of net pension and post-retirement liabilities as the reversal of these timing differences is expected to increase tax losses.

A deferred tax asset of £nil (2003 £21 million; 2002 £26 million) has not been recognised on timing differences relating to intangible fixed assets as the reversal of these timing differences is expected to increase tax losses.

10. DIVIDENDS

	2002	2003	2004
	£m	£m	£m
Interim	35	35	–
Final	35	–	–
	70	35	–

11. (LOSS)/EARNINGS PER SHARE

	2002 (restated)	2003 (restated)	2004
(Loss)/earnings per share			
Basic	(24.8)p	(39.4)p	(9.0)p
Total Group *	7.7p	2.6p	1.2p
Diluted	(24.8)p	(39.4)p	(9.0)p
Average number of shares (millions)			
Basic	3,500	3,500	3,661
(Loss)/profit (£m)			
Basic	(869)	(1,380)	(328)
Total Group			
Total Group operating profit *	549	285	217
Share of profits of associated undertakings	2	–	–
Net interest payable	(170)	(113)	(112)
Other finance income/(charges) – FRS 17	–	30	(23)
	381	202	82
Tax at Group's effective rate: (2002 29.0 per cent.; 2003 57.8 per cent.; 2004 53.7 per cent.)	(110)	(117)	(44)
Minority interests	(2)	6	5
	269	91	43

* Before exceptional items, goodwill amortisation and goodwill impairment.

The basic loss per share has been calculated using 3,661 million shares (2003 3,500 million; 2002 3,500 million), being the weighted average number of shares in issue during the year, and the loss after taxation and minority interests of £328 million (2003 £1,380 million; 2002 £869 million).

The total Group earnings per share is also calculated by reference to earnings for the total Group, before exceptional items, goodwill amortisation and goodwill impairment with an underlying tax charge at the Group's effective rate of 53.7 per cent. (2003 57.8 per cent.; 2002 29.0 per cent.) since the directors consider that this gives a useful additional indication of underlying performance.

The diluted loss per share has been calculated in accordance with Financial Reporting Standard No. 14: Earnings per share (FRS 14), using 3,661 million shares (2003 3,500 million; 2002 3,500 million), being the total of the weighted average number of shares in issue and relevant options outstanding during the year, and the loss after taxation and minority interests of £328 million (2003 £1,380 million; 2002 £869 million). In accordance with FRS 14 the diluted loss per share calculations are without reference to adjustments in respect of certain share options which are considered to be anti-dilutive.

12. INTANGIBLE FIXED ASSETS - GOODWILL

	2003	2004
	£m	£m
Cost		
At beginning of year	1,791	1,713
Additions	–	4
Disposals	(139)	(933)
Exchange adjustments	61	(53)
At end of year	1,713	731
Amortisation		
At beginning of year	279	967
Charge for the year	122	53
Provision for impairment	585	25
Disposals	(31)	(785)
Exchange adjustments	12	(7)
At end of year	967	253
Net book value		
At end of year	746	478
At beginning of year	1,512	746

13. TANGIBLE FIXED ASSETS

	Land and buildings	Plant and equipment	Total
	£m	£m	£m
Cost			
At 1 April 2002	538	2,373	2,911
Additions	31	108	139
Disposal of subsidiary undertakings	(140)	(914)	(1,054)
Disposals	(24)	(87)	(111)
Transfer to current asset investments	(19)	–	(19)
Exchange adjustments	(26)	(77)	(103)
At 31 March 2003	360	1,403	1,763
Additions	23	100	123
Disposal of subsidiary undertakings	(45)	(146)	(191)
Disposals	(7)	(125)	(132)
Exchange adjustments	(27)	(109)	(136)
At 31 March 2004	304	1,123	1,427

13. TANGIBLE FIXED ASSETS (continued)

	Land and buildings	Plant and equipment	Total
	£m	£m	£m
Depreciation			
At 1 April 2002	110	1,286	1,396
Charge for year	16	143	159
Disposal of subsidiary undertakings	(39)	(550)	(589)
Disposals	–	(48)	(48)
Transfer to current asset investments	(9)	–	(9)
Exchange adjustments	(7)	(19)	(26)
At 31 March 2003	71	812	883
Charge for year	10	100	110
Provision for impairment	1	47	48
Disposal of subsidiary undertakings	(14)	(62)	(76)
Disposals	(3)	(118)	(121)
Exchange adjustments	(10)	(67)	(77)
At 31 March 2004	55	712	767
Net book value			
At 31 March 2004	249	411	660
At 31 March 2003	289	591	880
At 1 April 2002	428	1,087	1,515

Amounts included in respect of assets held under finance leases are:

	Land and buildings	Plant and equipment	Total
	£m	£m	£m
Net book value			
At 31 March 2004	3	–	3
At 31 March 2003	4	2	6
At 1 April 2002	6	5	11
Depreciation			
Charge for the year ended 31 March 2004	–	–	–
Charge for the year ended 31 March 2003	1	1	2
Charge for the year ended 31 March 2002	–	2	2

The net book value of land and buildings comprises:

	2002	2003	2004
	£m	£m	£m
Freehold	362	239	221
Long leasehold	21	3	5
Short leasehold	45	39	23
In the course of construction	–	8	–
	428	289	249

14. INVESTMENTS

	Associated undertakings	Other fixed asset investments	Current asset investments
	£m	£m	£m
Cost			
At 1 April 2002	7	59	33
Transfers from tangible fixed assets	–	–	10
Transfers to cash	–	(10)	–
Disposal of subsidiary undertakings	–	–	(1)
Disposals	(1)	(13)	(10)
Exchange adjustments	(2)	2	(1)
At 31 March 2003	4	38	31
Transfers to cash	–	(6)	–
Disposal of subsidiary undertakings	(2)	(5)	(1)
Disposals	(1)	(2)	(9)
Exchange adjustments	–	(1)	(1)
At 31 March 2004	1	24	20
Share of post acquisition reserves			
At 1 April 2002	7	–	–
Disposal of subsidiary undertakings	(7)	–	–
At 31 March 2003 and 31 March 2004	–	–	–

	Associated undertakings	Other fixed asset investments	Current asset investments
	£m	£m	£m
Amounts written off			
At 1 April 2002	–	–	–
Increase during year	–	(8)	–
At 31 March 2003 and 31 March 2004	–	(8)	–
Net book value			
At 31 March 2004	1	16	20
At 31 March 2003	4	30	31
At 1 April 2002	14	59	33

Investments at net book value comprise:

	Associates			Other fixed asset investments			Current asset investments		
	2002	2003	2004	2002	2003	2004	2002	2003	2004
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Listed shares – overseas	–	–	–	14	8	8	–	–	–
Unlisted shares	14	4	1	45	22	8	–	–	–
Other	–	–	–	–	–	–	33	31	20
	14	4	1	59	30	16	33	31	20

The market value of listed shares within other fixed asset investments at 31 March 2004 was £11 million (2003 £8 million; 2002 £22 million).

Current asset investments include £19 million (2003 £31 million) of surplus properties held for resale.

15. STOCKS

	2003 (restated)	2004
	£m	£m
Raw materials and consumables	198	175
Long-term contract work in progress	37	21
Other work in progress	81	56
Finished goods	182	128
	498	380
Progress payments received: long-term contracts	(9)	(4)
	489	376

The current replacement cost of stocks does not differ materially from the historical cost stated above.

16. DEBTORS

	2003 (restated)	2004
	£m	£m
Amounts falling due within one year		
Trade debtors	583	629
Amounts recoverable on long-term contracts	162	164
Amounts owed by associated undertakings	1	1
Corporation tax	20	–
Other debtors	182	151
Prepayments and accrued income	90	98
	1,038	1,043
Amounts falling due after more than one year		
Deferred tax asset (note 21)	11	8
Other debtors	118	30
	129	38
	1,167	1,081

17. CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	2003 (restated)	2004
	£m	£m
Bank and other loans (note 19)	110	53
Bank overdrafts	24	4
Finance leases (note 20)	2	1
Short-term borrowings	136	58
Payments received on account	97	105
Trade creditors	552	415
Bills of exchange	10	4
Corporation tax	311	181
Sales, social security and payroll taxes	36	33
Other creditors	124	94
Accruals and deferred income	355	233
Other creditors	1,485	1,065

18. Creditors: amounts falling due after more than one year

	2003 (restated)	2004
	£m	£m
Bank and other loans (note 19)	1,783	1,492
Finance leases (note 20)	2	2
Long-term borrowings	1,785	1,494
Other creditors	23	23

19. Bank and other loans

(i) Bank and other loans falling due after more than one year

	2003	2004
	£m	£m
Repayable otherwise than by instalments:		
Repayable wholly within five years	1,652	286
Repayable wholly beyond five years	129	1,203
Repayable by instalments:		
Repayable within five years	–	3
Repayable beyond five years	2	–
	1,783	1,492
Repayable over one but not more than two years	312	5
Repayable over two but not more than five years	1,340	284
Repayable beyond five years	131	1,203
	1,783	1,492

Certain loans for the Group totalling £659 million (2003 £1,111 million) were drawn from committed revolving credit facilities as at 31 March 2004. These are repayable within twelve months of the balance sheet date but have been classified as due after more than one year as the relevant facilities extend beyond one year.

Loans and overdrafts amounting to £669 million (2003 £20 million) are secured by charges, mortgages or liens on certain fixed assets, debtors or stocks, of which £6 million (2003 £13 million) are classified as amounts falling due within one year.

(ii) Loan repayment dates and interest rates

Loans repayable within one year have the following repayment dates:

Repayable	Committed facility	Interest basis	Interest rate % (if fixed)	2003	2004
	£m			£m	£m
Bank loans					
Other	–	Various		–	19
	–			–	19
Other loans					
July 2003 (JP¥ 2 billion) [1]	–	Fixed	1.0	11	–
July 2003 (JP¥ 3 billion) [1]	–	Floating		16	–
August 2003 (US$73 million) [2]	–	Fixed	6.25	46	–
March 2005 (€48 million) [1]	32		5.50	–	32
Other	–	Various		37	2
	32			110	34
	32			110	53

19. BANK AND OTHER LOANS (continued)

(ii) Loan repayment dates and interest rates (continued)

Loans repayable beyond one year and within five years have the following repayment dates and interest rates:

Repayable	Committed facility	Interest basis	Interest rate % (if fixed)	2003	2004
	£m			£m	£m
Bank loans					
June 2004	–	Floating	–	307	–
August 2005	–	Floating	–	804	–
March 2009 bonding facility [3]	329	Floating	–	–	126
March 2009	595	Floating	–	–	12
	924			1,111	138
Other loans					
March 2005 (€500 million) [1]	–	Fixed	5.5	345	–
August 2005 (US$37 million) [2]	–	Fixed	6.4	23	–
January 2007 (US$250 million) [4]	136	Fixed	7.125	158	136
Other	–	Various	–	15	15
	136			541	151
	1,060			1,652	289

Other loans repayable beyond five years have the following repayment dates and interest rates:

Repayable	Committed facility	Interest basis	Interest rate % (if fixed)	2003	2004
Bank loans					
September 2009	372	Floating	–	–	251
December 2009	263	Floating	–	–	256
	635			–	507
Other loans					
March 2011 (US$550 million) [5]	299	Fixed	9.875	–	284
March 2011 (€475 million) [5]	317	Fixed	9.875	–	303
January 2010 (US$200 million) [4]	109	Fixed	6.5	127	109
Other	–	Various	–	4	–
	725			131	696
Total of bank and other loans	2,452			1,893	1,545

(1) Issued under the Company's medium-term note programme.

(2) Privately placed senior notes.

(3) The bonding facility is only able to be drawn as cash to finance or refinance cash collateral. The available facility at 31 March 2004 is US$730 million (£397 million) of which £68 million is drawn other than as a cash advance.

(4) Senior notes issued in the United States under Rule 144A of the US Securities Act of 1933.

(5) Senior notes issued in the United Kingdom under the Financial Services and Markets Act 2000.

Bank and other loans include amounts of £36 million drawn from other than committed facilities.

The floating rate facilities repayable in 2009 bear interest at a rate equal to the relevant interbank rate, together with a margin of between 2.5% and 4.75%.

(iii) Undrawn committed facilities

	2003	2004
	£m	£m
Expiring within one year	–	–
Expiring in more than one year but not more than two years	642	–
Expiring in more than two years	120	899
	762	899

19. BANK AND OTHER LOANS (continued)

(iii) Undrawn committed facilities (continued)

As at 31 March 2004, the committed loan facilities available to the Group include (a) a £397 million (US$730 million) non-revolving multi-currency loan facility which ceases to be available in March 2009; (b) a £283 million (US$520 million) non-revolving single currency loan facility which ceases to be available in September 2009; (c) an £89 million (€134 million) non-revolving single currency loan facility which ceases to be available in September 2009; (d) a £100 million (€150 million) second lien non-revolving single currency loan facility which ceases to be available in December 2009; (e) a £163 million (US$300 million) second lien non-revolving single currency loan facility which ceases to be available in December 2009; (f) a £198 million (US$365 million) revolving multicurrency loan facility which ceases to be available in March 2009; and (g) a £397 million (US$730 million) bonding facility which ceases to be available in March 2009.

20. FINANCE LEASE COMMITMENTS

At 31 March future minimum payments under finance leases and similar hire purchase arrangements are as follows:

	2003	2004
	£m	£m
Payable within one year	2	1
Payable between one and two years	2	2
Total gross payments	4	3
Less finance charges included above	–	–
	4	3

21. PROVISIONS FOR LIABILITIES AND CHARGES

	Pensions	Post-retirement benefits	Warranties	Restructuring	Environmental	Other	Deferred taxation	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 April 2002	98	196	16	5	–	185	186	686
Disposal of subsidiary undertakings	(38)	(64)	(2)	–	–	–	(11)	(115)
Transferred to corporation tax creditor	–	–	–	–	–	–	(63)	(63)
Charged in year	24	11	11	11	–	77	7	141
Released in year	(1)	(2)	–	–	–	(12)	–	(15)
Utilised in year	(10)	(15)	(11)	(5)	–	(38)	–	(79)
Transfer from other	–	–	–	–	38	(38)	–	–
Exchange adjustments	11	(17)	–	–	–	7	1	2
At 31 March 2003	84	109	14	11	38	181	120	557
Restatement for FRS 17	(84)	(109)	–	–	–	–	(42)	(235)
At 1 April 2003 (restated)	–	–	14	11	38	181	78	322
Transferred to pensions	–	–	–	–	–	–	(48)	(48)
Disposal of subsidiary undertakings	–	–	(3)	–	–	(19)	–	(22)
Charged/(credited) in year	–	–	13	13	22	81	(15)	114
Released in year	–	–	(1)	–	(1)	(7)	–	(9)
Utilised in year	–	–	(9)	(11)	(4)	(61)	–	(85)
Exchange adjustments	–	–	(2)	–	–	(13)	(1)	(16)
At 31 March 2004	–	–	12	13	55	162	14	256

Pensions, post-retirement benefits and related deferred tax provisions as accounted for under SSAP 24 have been removed following the adoption of FRS 17, as described in note 6. The net pension deficit in respect of the defined benefit pensions and post-retirement benefit schemes are reported in the pension liability within the 31 March 2004 balance sheet, net of related deferred tax, in accordance with the reporting requirements of FRS 17.

Warranties are provided in the normal course of business based on an assessment of future claims with reference to past claims. Such costs are generally incurred over the product life cycle.

Restructuring provisions cover committed costs which are expected to be incurred within one year of the balance sheet date.

Provisions for environmental remediation are made when a clean-up is probable and the amount reasonably determinable. This generally coincides with a commitment to a formal plan or, if earlier, on divestment or closure of inactive sites. These costs are expected to be incurred over the next 10 years.

Other provisions principally relate to onerous lease rentals in respect of vacant property, other onerous contracts, legal claims and environmental liabilities. These liabilities are anticipated largely to crystallise within the next five years.

Net deferred taxation

The movement for the year in the net deferred tax provision is as follows:

	2003 (restated)	2004
	£m	£m
At beginning of year	177	109
Restatement for FRS 17	–	(88)
At beginning of year (restated)	177	21
Disposal of subsidiary undertakings	(11)	–
Transferred to corporation tax creditor	(63)	–
Charge/(credit) in year	5	(12)
Exchange adjustments	1	(3)
At end of year	109	6

The net deferred tax provision is included within:

	2003 (restated)	2004
	£m	£m
Debtors (note 16)	(11)	(8)
Provisions for liabilities and charges	78	14
Pension liability	(46)	–
	21	6

Deferred tax assets and liabilities are analysed as follows:

	2003 (restated)	2004
	£m	£m
Accelerated capital allowances	80	55
Tax losses	(11)	(8)
Deferred tax on pension liabilities	(46)	–
Other timing differences	(2)	(41)
	21	6

22. CALLED UP SHARE CAPITAL

Authorised and issued share capital

The authorised share capital of the Company at 31 March 2004 was 56,005 million (2003: £nil) ordinary shares of 1p each and 3,500 million deferred shares of 24p each (2003: £nil). The issued, allotted and fully paid share capital was as follows:

	Number of shares 2003	2003	Number of shares 2004	2004
	million	£m	million	£m
Ordinary shares of 25p each	3,500	875	–	–
Ordinary shares of 1p each	–	–	5,687	57
Deferred shares of 24p each	–	–	3,500	840

A reconciliation of the authorised and issued share capital at 31 March 2004 and at 31 March 2003 for the Group is as follows:

	Authorised	Issued, allotted and fully paid	Authorised	Issued, allotted and fully paid
	Number of shares	Number of shares	Share capital	Share capital
	million	million	£m	£m
At beginning of year	5,600	3,500	1,400	875
Subdivision of opening share capital	53,905	3,500	–	–
Issue of ordinary shares of 1p each	–	2,187	–	22
At end of year	59,505	9,187	1,400	897

On 5 March 2004, the ordinary shares of 25p each in existence at the start of the year were subdivided during the year, whereby each ordinary share of 25p was subdivided and converted into one new ordinary share of 1p and one deferred share of 24p. Each of the 2,100,219,178 authorised but unissued ordinary shares of 25p each in the capital of the Company was subdivided and converted into 25 ordinary shares of 1p, each ranking equally in all respects with the ordinary shares of 1p each in the capital of the Company.

Subsequent to the Placing and open offer 2,187,363,013 ordinary shares of 1p each, with an aggregate nominal value of £22 million, were issued and fully paid for cash of £470 million on 5 March 2004. Issue costs of £23 million were incurred.

The deferred shares are not listed or freely transferable, which renders them worthless, and it is intended that they will be cancelled in due course. Holders of deferred shares are not entitled to dividends.

Employee share plans

During the year no shares were issued by the Company pursuant to the exercise of options or release of shares under the various share schemes operated by the Company.

As a consequence of the Placing and open offer and share capital subdivision, all options granted under the various share option schemes operated by the Company and awards granted under the Invensys 1998 Senior Executive Long Term Incentive Plan (LTIP) have, in accordance with the rules of the respective schemes and as approved by the Inland Revenue, been adjusted as follows: (a) the number of shares in respect of which options have been granted have been adjusted by the application of a multiplication factor of 1.0378 and the exercise price has been adjusted by a multiplication factor of 0.9636; and (b) the number of shares in each LTIP award has been adjusted by a multiplication factor of 1.0378. In all cases an entitlement in respect of an ordinary share of 25p is now treated as an entitlement in respect of an ordinary share of 1p. All numbers and prices for the year ended 31 March 2004 are therefore adjusted accordingly (for the avoidance of doubt 2003 comparatives have not been adjusted).

On 20 June 2003 and 13 November 2003 conditional awards over 32,635,298 shares and 311,340 shares respectively were granted under the LTIP. The awards are subject to performance periods from 20 June 2003 to 19 June 2006 and 13 November 2003 to 12 November 2006 respectively, after which, if the performance

Employee share plans (continued)

requirement is met, the shares will be released and will be subject to a further two year retention period. Outstanding awards under the LTIP at 31 March 2004, which, subject to satisfaction of the performance requirement and retention period, will be released at various dates between 2006 and 2008, were 31,860,520 (2003: 782,549).

Outstanding options under the Company's various executive share option schemes at 31 March 2004, exercisable at various dates between 2004 and 2013 at various prices between 24.09p and 685.186p per ordinary share, and at an average price of 176.16p per ordinary share, were 151,644,700 (2003: 157,400,651).

Outstanding options under the Company's savings related share option schemes at 31 March 2004, exercisable at various dates between 2004 and 2010 and at various prices between 41.43p and 392.31p per ordinary share, and at an average price of 83.23p per ordinary share, were 41,566,541 (2003: 61,400,473).

In addition, as at 31 March 2004, options over 1,690,096 (2003: 2,685,310) Invensys International Holdings Limited (formerly BTR plc) ordinary shares remained outstanding under the BTR Savings Related Share Option Scheme. Subject to the rules of the Scheme, these options remain exercisable during their normal exercise period following maturity. Upon exercise the Invensys International Holdings Limited ordinary shares which are issued are automatically transferred to the Company in consideration of the issue of new Invensys ordinary shares on the basis of 0.533 for every BTR ordinary share and will also be adjusted accordingly as a consequence of the Placing and open offer.

23. RESERVES

	Share premium account	Capital redemption reserve	Capital reserve	Profit and loss account
	£m	£m	£m	£m
At 1 April 2001	15	83	202	(487)
Prior year adjustment (FRS 5)	–	–	–	(23)
At 1 April 2001 (restated)	15	83	202	(510)
Loss for the financial year	–	–	–	(869)
Dividends	–	–	–	(70)
Goodwill written back on disposals	–	–	447	–
Transfer on disposals	–	–	(447)	447
Exchange on goodwill	–	–	8	(8)
Exchange adjustments	–	–	–	(52)
At 31 March 2002	15	83	210	(1,062)
Prior year adjustment (FRS 17)	–	–	–	(112)
At 1 April 2002 (restated)	15	83	210	(1,174)
Loss for the financial year	–	–	–	(1,380)
Dividends	–	–	–	(35)
Goodwill written back on disposals	–	–	1,213	–
Transfer in respect of prior period	–	–	447	(447)
Actuarial loss recognised on pension schemes, net of deferred tax	–	–	–	(968)
Exchange on goodwill	–	–	177	(177)
Exchange adjustments	–	–	–	51
At 31 March 2003	15	83	2,047	(4,130)
Loss for the financial year	–	–	–	(328)
Premium on new share capital issued (net of issue expenses)	425	–	–	–
Unvested restricted shares (UITF 17)	–	–	–	3
Goodwill written back on disposals and closures	–	–	271	–
Actuarial gain recognised on pension schemes net of deferred tax	–	–	–	169
Exchange on goodwill	–	–	191	(191)
Exchange adjustments	–	–	–	79
At 31 March 2004	440	83	2,509	(4,398)

In 2004 exchange movements include a transfer of £191 million (2003 £177 million) from the profit and loss account to the capital reserve due to the re-translation of goodwill denominated in the local currencies of acquisitions made.

The 2004 credit of £3 million (2003 £nil) for unvested restricted shares relates to amounts charged to the profit and loss account under UITF 17 and credited to reserves.

The 2004 goodwill written back on disposals of £271 million (2003 £1,213 million) is the goodwill attributable to disposals made during the year which has been charged through the profit and loss account.

The cumulative amount of goodwill resulting from acquisitions which has been written off between 1 April 1984 and 4 April 1998, and which remains in reserves, is £1,878 million (2003 £2,340 million) which has been charged to the capital reserve.

24. MINORITY INTERESTS

	2003 £m	2004 £m
Equity interests: minorities' share of net assets of subsidiaries	184	163
Non-equity interests	2	2
	186	165

During the year to 31 March 2003, £49 million of outstanding shares in Baan Company NV (in liquidatie) were acquired, bringing the Group's holding to 91.7 per cent.

25. COMMITMENTS

Capital expenditure

Capital expenditure contracted at the balance sheet date but for which no provision has been made in the accounts amounted to £7 million (2003 £38 million).

Operating leases

As at 31 March, the Group had annual commitments under non-cancellable operating leases as follows:

	Land and buildings 2003 £m	Other 2003 £m	Total 2003 £m	Land and buildings 2004 £m	Other 2004 £m	Total 2004 £m
Leases expiring:						
Within one year	10	8	18	8	4	12
Between two and five years	24	21	45	20	13	33
More than five years	38	1	39	22	–	22
	72	30	102	50	17	67

26. CONTINGENT LIABILITIES AND LEGAL PROCEEDINGS

The Group has contingent liabilities arising in the ordinary course of business from which it is anticipated that the likelihood of any material liabilities arising is remote.

Neither Invensys nor any other member of the Group is engaged in, nor (so far as the directors are aware) has pending, or threatened by, or against it any legal or arbitration proceedings which may have a significant effect on the financial position of the Group.

27. CASH FLOW STATEMENT

	2002 (restated)	2003 (restated)	2004
	£m	£m	£m
Reconciliation of operating profit/(loss) before interest and tax to net cash inflow from operating activities			
Total operating profit/(loss)	128	(541)	(97)
Depreciation charge	260	159	110
Provision for impairment charged to operating profit	5	585	73
Amortisation of goodwill	124	122	53
Profit in associated undertakings	(1)	–	–
Cash costs of fundamental reorganisation	(45)	–	–
Cash costs of closures	(25)	(14)	(3)
Decrease in stocks	216	4	10
Decrease/(increase) in debtors	257	90	(179)
Decrease in creditors and provisions	(383)	(199)	(43)
Movement in pensions*	–	4	(131)
Net cash inflow/(outflow) from operating activities	536	210	(207)
Analysis of cash flows for headings netted in the cash flow statement			
Returns on investments and servicing of finance			
Interest received	32	19	13
Interest paid	(199)	(131)	(132)
Interest element of finance lease rental payments	–	(1)	–
Dividends paid to minority interests	(3)	(2)	(2)
Net cash outflow for returns on investments and servicing of finance	(170)	(115)	(121)
Taxation			
UK corporation tax received/(paid)	32	(5)	(9)
Overseas tax paid	(75)	(57)	(64)
Net cash outflow for tax paid	(43)	(62)	(73)
Capital expenditure and financial investment			
Purchase of tangible fixed assets	(210)	(139)	(126)
Sale of tangible fixed assets	112	36	4
Purchase of trade investments	(32)	–	–
Sale of trade investments	1	27	7
Net cash outflow for capital expenditure and financial investment	(129)	(76)	(115)
Acquisitions and disposals			
Purchase of subsidiary undertakings	(40)	–	(2)
Sale of subsidiary undertakings**	262	1,512	497
Net cash disposed of on sale of subsidiary undertakings	(7)	(19)	(10)
Sale of associated undertakings	–	2	2
Purchase of minority interests	(6)	(49)	(1)
Net cash inflow for acquisitions and disposals	209	1,446	486

* In 2003, movement in pensions represents the net difference between the pension cost charged to operating profit/(loss) before interest and tax and the pension cash contributions. In 2002 the movement in pensions is reflected within the (increase)/decrease in debtors and decreases in creditors and provisions. The change in presentation is a result of the transitional implementation of FRS 17.

** In 2004, the disposal proceeds received comprised cash of £574 million (2003 £1,626 million) less £77 million (2003 £14 million) of other directly related cash costs (including adviser and professional fees). Of the £574 million proceeds, £54 million represents settlement of a loan note relating to the sale of Energy Storage in 2002.

	2002 (restated) £m	2003 (restated) £m	2004 £m
Management of liquid resources*			
Short-term deposits (made)/withdrawn	(104)	69	(43)
Net cash (outflow)/inflow from management of liquid resources	(104)	69	(43)

* Liquid resources are current asset investments which are readily convertible into cash or traded in an active market and may be disposed of without disrupting the running of the business.

	2002 (restated) £m	2003 (restated) £m	2004 £m
Financing			
Issue of ordinary share capital	–	–	470
Share issue expenses	–	–	(22)
Cash inflow from issue of ordinary shares	–	–	448
Debt due within one year			
Increase in short-term borrowings	3,275	2,208	231
Repayment of short-term borrowings	(4,817)	(3,081)	(322)
Debt due beyond one year			
Increase in long-term borrowings	1,560	41	1,215
Repayment of long-term borrowings	(14)	(578)	(1,288)
Capital element of finance lease rental payments	(4)	(7)	(1)
	–	(1,417)	(165)
Net cash (outflow)/inflow from financing	–	(1,417)	283

	At 1 April 2001 £m	Cash flow £m	Acquisitions/ disposals (excluding cash and overdrafts) £m	Other movements £m	Exchange movement £m	At 31 March 2002 £m
Analysis of changes to net debt						
Cash at bank and in hand	280	32	–	–	(8)	304
Overdrafts	(107)	50	–	–	–	(57)
		82				
Debt due within one year	(1,918)	1,542	–	(625)	(1)	(1,002)
Debt due after one year	(1,559)	(1,546)	–	625	28	(2,452)
Finance leases	(16)	4	2	(1)	–	(11)
		–				
Short-term deposits	102	104	–	–	(4)	202
Total	(3,218)	186	2	(1)	15	(3,016)
Cash at bank and in hand	280					304
Short-term deposits	102					202
Cash and short-term deposits	382					506

Cash outflow relating to restructuring costs amounted to £181 million.

Analysis of changes to net debt	At 1 April 2002 £m	Cash flow £m	Acquisitions/ disposals (excluding cash and overdrafts) £m	Other movements £m	Exchange movement £m	At 31 March 2003 £m
Cash at bank and in hand	304	(50)	–	–	(10)	244
Overdrafts	(57)	34	–	–	(1)	(24)
		(16)				
Debt due within one year	(1,002)	873	11	(73)	81	(110)
Debt due after one year	(2,452)	537	3	73	56	(1,783)
Finance leases	(11)	7	1	–	(1)	(4)
		1,417				
Short-term deposits	202	(69)	–	–	(12)	121
Total	(3,016)	1,332	15	–	113	(1,556)
Cash at bank and in hand	304					244
Short-term deposits	202					121
Cash and short-term deposits	506					365

Analysis of changes to net debt	At 1 April 2003 £m	Cash flow £m	Acquisitions/ disposals (excluding cash and overdrafts) £m	Other movements* £m	Exchange movement £m	At 31 March 2004 £m
Cash at bank and in hand	244	190	–	–	(25)	409
Overdrafts	(24)	20	–	–	–	(4)
		210				
Debt due within one year	(110)	91	–	(40)	6	(53)
Debt due after one year	(1,783)	73	–	15	203	(1,492)
Finance leases	(4)	1	–	–	–	(3)
		165				
Short-term deposits	121	43	–	–	(7)	157
Total	(1,556)	418	–	(25)	177	(986)
Cash at bank and in hand	244					409
Short-term deposits	121					157
Cash and short-term deposits	365					566

* Other movements includes reclassification between debt due within one year and debt due after one year and a transfer of £25 million of facility fees to prepayments in respect of the Group's refinancing.

Reconciliation of net cash (outflow)/inflow from operating activities to free cash flow, excluding legacy payments

	2002 (restated) £m	2003 (restated) £m	2004 £m
Net cash inflow/(outflow) from operating activities	536	210	(207)
Add back:			
Cost of closures and fundamental reorganisation	70	14	3
Disposal working capital	–	114	29
Deduct:			
Net interest paid	(167)	(113)	(119)
Capital expenditure and financial investment	(129)	(76)	(115)
Taxation	(43)	(62)	(73)
Free cash flow including legacy payments	267	87	(482)
Add back legacy payments	–	–	442
Free cash flow excluding legacy payments	267	87	(40)

Restricted cash and short-term deposits

The refinancing provided for the allocation of certain funds to deal with the Group's legacy liabilities. Such funds are to be held in an escrow account. At 31 March 2004, the balance in this account was £2 million although further funds remain to be drawn down. In addition, £204 million (2003: £38 million) of cash and short-term deposits is cash collateral held for a variety of reasons in the ordinary course of business to provide security to third parties.

28. FINANCIAL RISK MANAGEMENT

Short-term debtors and creditors that meet the definition under FRS 13 have been excluded from all numerical disclosures in this note except for the analysis of net currency exposure.

(i) Fair values of financial instruments used for risk management

The fair value is defined as the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties. Where market values are not available, fair values have been calculated by discounting cash flows at prevailing interest rates translated at year end exchange rates, except for unlisted fixed asset investments which are given a fair value as book value. The book value of unlisted fixed asset investments at 31 March 2004 is £8 million (2003 £22 million).

The fair value of financial instruments at 31 March was:

	Book value 2003	Fair value 2003	Book value 2004	Fair value 2004
	£m	£m	£m	£m
Primary financial instruments held or issued to finance the Group's operations				
Short-term borrowings and current portion of long-term borrowings	(136)	(136)	(58)	(58)
Long-term borrowings	(1,785)	(1,667)	(1,494)	(1,503)
Cash and short-term deposits	365	365	566	566
Derivative financial instruments held to manage the interest rate and currency profile				
Interest rate swaps and similar instruments	–	(21)	–	16
Derivative financial instruments held or issued to hedge the currency exposure on expected future sales				
Forward foreign currency contracts	–	2	–	5
Other financial assets/(liabilities)				
Fixed asset investments	30	30	16	16
Other assets	65	65	3	3
Other creditors	(3)	(3)	–	–
Provisions	–	–	(50)	(50)

The Group has, in the ordinary course of business, provided indemnities to banks in respect of performance guarantees issued to customers. It is not practical to estimate the fair value of such indemnities, as the likelihood of any material liability arising from them is considered remote.

(ii) Interest rate exposure of financial assets and liabilities

After taking into account the various interest rate and cross currency swaps, forward foreign exchange contracts and other derivative financial instruments entered into by the Group, the currency and interest rate exposure of the financial assets and liabilities of the Group as at 31 March was:

	Financial assets 2003				Financial liabilities 2003				Net financial assets/ (liabilities) 2003
	Fixed rate	Floating rate	Non-interest bearing	Total	Fixed rate	Floating rate	Non-interest bearing	Total	
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	–	19	14	33	(1)	(98)	–	(99)	(66)
Euro	–	70	12	82	(348)	(110)	(1)	(459)	(377)
United States dollar	58	207	12	277	(635)	(319)	–	(954)	(677)
Australian dollar	–	21	–	21	–	(42)	–	(42)	(21)
Japanese yen	–	85	10	95	(10)	(414)	(1)	(425)	(330)
Other	5	75	3	83	(3)	(72)	(1)	(76)	7
	63	477	51	591	(997)	(1,055)	(3)	(2,055)	(1,464)
Of which:									
Cash and short-term deposits				365				–	365
Gross borrowings				–				(1,921)	(1,921)
Derivative financial instruments				131				(131)	–
Trade investments				30				–	30
Other financial assets				65				–	65
Other financial liabilities				–				(3)	(3)
				591				(2,055)	(1,464)

	Financial assets 2004				Financial liabilities 2004				Net financial assets/ (liabilities) 2004
	Fixed rate	Floating rate	Non-interest bearing	Total	Fixed rate	Floating rate	Non-interest bearing	Total	
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	–	218	17	235	–	(96)	(19)	(115)	120
Euro	1	239	20	260	(336)	(106)	(12)	(454)	(194)
United States dollar	–	215	5	220	(636)	(560)	(16)	(1,212)	(992)
Australian dollar	–	40	–	40	–	(2)	(2)	(4)	36
Japanese yen	–	78	9	87	(18)	(112)	–	(130)	(43)
Other	1	96	1	98	(4)	(37)	(1)	(42)	56
	2	886	52	940	(994)	(913)	(50)	(1,957)	(1,017)
Of which:									
Cash and short-term deposits				566				–	566
Gross borrowings				–				(1,552)	(1,552)
Derivative financial instruments				355				(355)	–
Trade investments				16				–	16
Other financial assets				3				–	3
Other financial liabilities				–				(50)	(50)
				940				(1,957)	(1,017)

Floating rate financial assets attract interest based on relevant national LIBID equivalent. At 31 March 2004 fixed asset trade investments of £16 million (2003 £30 million) were held on a long-term basis. Cash and deposits include deposits on money markets at daily and monthly rates.

(ii) Interest rate exposure of financial assets and liabilities (continued)

Included in the above interest rate exposure analysis of financial assets and liabilities are floating rate derivative financial instruments, comprising forward foreign exchange contracts and cross currency swaps, entered into by the Group to adjust the currency profile of borrowings used to hedge underlying net assets of foreign subsidiary undertakings. These contracts have created currency assets and liabilities as follows:

	Assets 2003	Liabilities 2003	Net 2003	Assets 2004	Liabilities 2004	Net 2004
	£m	£m	£m	£m	£m	£m
Sterling	–	(70)	(70)	129	–	129
Euro	–	(8)	(8)	187	–	187
United States dollar	108	–	108	–	(189)	(189)
Australian dollar	17	–	17	15	–	15
Japanese yen	–	(53)	(53)	–	(105)	(105)
Other	6	–	6	11	(48)	(37)
	131	(131)	–	342	(342)	–

The interest rate profile of fixed rate financial assets and liabilities is analysed below:

	Weighted average interest rate (%) of fixed rate assets 2003	Weighted average years to maturity of fixed rate assets 2003	Weighted average interest rate (%) of fixed rate liabilities 2003	Weighted average years to maturity of fixed rate liabilities 2003	Weighted average interest rate (%) of fixed rate assets 2004	Weighted average years to maturity of fixed rate assets 2004	Weighted average interest rate (%) of fixed rate liabilities 2004	Weighted average years to maturity of fixed rate liabilities 2004
Sterling	–	–	–	–	–	–	4.8	1.0
Euro	3.5	–	5.5	2.0	2.7	0.1	10.3	6.4
United States dollar	2.9	6.7	5.9	3.9	2.9	0.2	7.9	5.2
Australian dollar	3.8	0.1	–	–	–	–	–	–
Japanese yen	–	–	1.1	1.4	–	–	0.6	2.3
Other	2.5	0.2	8.5	0.4	2.6	0.3	7.6	0.5
	2.9	6.1	5.7	3.2	2.7	0.2	8.6	5.5

The floating rate borrowings bear interest at relevant national LIBOR equivalents.

(iii) Currency exposure of financial assets and liabilities

The tables below show the net unhedged monetary assets and liabilities of Group companies that are not denominated in their functional currency and therefore give rise to exchange gains and losses in the profit and loss account. At 31 March, these exposures were as follows:

	Net foreign currency monetary assets/(liabilities)						
Functional currency of Group operations	Sterling 2003	Euro 2003	US dollar 2003	Australian dollar 2003	Japanese yen 2003	Other 2003	Total 2003
	£m	£m	£m	£m	£m	£m	£m
Sterling	–	(20)	(29)	(1)	2	1	(47)
Euro	(5)	–	32	–	1	(4)	24
United States dollar	(5)	(1)	–	–	–	(22)	(28)
Australian dollar	(10)	(1)	(12)	–	–	1	(22)
Japanese yen	–	–	8	–	–	7	15
Other	(5)	1	(27)	(2)	–	4	(29)
	(25)	(21)	(28)	(3)	3	(13)	(87)

(iii) Currency exposure of financial assets and liabilities (continued)

Functional currency of Group operations	Net foreign currency monetary assets/(liabilities)						
	Sterling 2004	Euro 2004	US dollar 2004	Australian dollar 2004	Japanese yen 2004	Other 2004	Total 2004
	£m	£m	£m	£m	£m	£m	£m
Sterling	–	(6)	(4)	–	1	2	(7)
Euro	(11)	–	3	–	(2)	–	(10)
United States dollar	(1)	–	–	–	(3)	(22)	(26)
Australian dollar	(20)	(1)	7	–	–	5	(9)
Japanese yen	–	–	2	–	–	3	5
Other	(2)	5	5	(1)	(1)	(8)	(2)
	(34)	(2)	13	(1)	(5)	(20)	(49)

(iv) Hedges

Unrecognised gains and losses on hedges:

	Gains 2003	Losses 2003	Total (losses)/ gains 2003	Gains 2004	Losses 2004	Total (losses)/ gains 2004
	£m	£m	£m	£m	£m	£m
At beginning of year	4	(5)	(1)	2	(21)	(19)
Arising in previous years that were recognised in the year	–	7	7	–	21	21
Arising before beginning of year that were not recognised in the year	4	2	6	2	–	2
Arising in the year that were not recognised in the year	(2)	(23)	(25)	24	(7)	17
At end of year	2	(21)	(19)	26	(7)	19
Expected to be recognised:						
In one year or less	–	(6)	(6)	25	(7)	18
In later years	2	(15)	(13)	1	–	1
	2	(21)	(19)	26	(7)	19

Changes in the fair value of instruments used as hedges are not recognised in the financial statements until the hedged position matures.

The disclosure also includes forward contracts taken out by the Group to hedge expected future foreign currency sales and purchases.

(v) Maturity of financial liabilities

The maturity profile of the Group's financial liabilities at 31 March was as follows:

	Gross borrowings		Other liabilities		Financial liabilities	
	2003	2004	2003	2004	2003	2004
	£m	£m	£m	£m	£m	£m
In one year or less, or on demand	136	58	134	399	270	457
In more than one year but not more than two years	314	7	–	6	314	13
In more than two years but not more than five years	1,340	284	–	–	1,340	284
In more than five years	131	1,203	–	–	131	1,203
	1,921	1,552	134	405	2,055	1,957

As at 31 March 2004 the Group has £2,520 million of bank facilities to meet the maturity of these financial liabilities as they fall due (see note 19).

29. POST BALANCE SHEET EVENTS

On 27 April 2004, Invensys announced that it had signed an agreement to sell its Powerware business to Eaton Corporation for a gross cash consideration of US$560 million. On 19 May 2004, Invensys announced that it had signed an agreement to sell its Hansen Transmissions business to Allianz Capital Partners GmbH for a gross cash consideration of €132 million.

INTRODUCTION TO THE UNAUDITED INTERIM FINANCIAL INFORMATION FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2004

The unaudited interim financial information, which is as published, sets out the results for the six months ended 30 September 2004, upon which Ernst & Young LLP issued an unmodified independent review report on 10 November 2004.

"CONSOLIDATED PROFIT AND LOSS ACCOUNT (unaudited)

	Notes	Six months ended 30 September 2003 £m	Six months ended 30 September 2004 £m	Year ended 31 March 2004 £m
Turnover				
Continuing operations		1,516	1,396	3,008
Discontinued operations		528	111	883
	1	2,044	1,507	3,891
Operating profit before exceptional items, goodwill amortisation and goodwill impairment				
Continuing operations		81	66	182
Discontinued operations		22	(3)	35
	1	103	63	217
Operating exceptional items	3	(132)	(133)	(236)
Operating loss before goodwill amortisation and goodwill impairment		(29)	(70)	(19)
Goodwill amortisation		(31)	(16)	(53)
Goodwill impairment		–	(27)	(25)
Total operating loss	2	(60)	(113)	(97)
Continuing operations	2	(56)	(108)	(71)
Discontinued operations	2	(4)	(5)	(26)
Total operating loss	2	(60)	(113)	(97)
Corporate exceptional items				
Costs of closure		(31)	–	(32)
Loss on sale of fixed assets		(2)	(1)	(8)
Loss on disposal of operations	4	(54)	(286)	(96)
Loss on ordinary activities before interest and taxation	2	(147)	(400)	(233)
Net interest payable and similar charges		(39)	(69)	(112)
Other finance charges – FRS 17		(12)	(8)	(23)
Loss on ordinary activities before taxation	1	(198)	(477)	(368)
Taxation on loss/(profit) on ordinary activities	5	49	(13)	35
Loss on ordinary activities after taxation		(149)	(490)	(333)
Minority interests – equity		–	13	5
Retained loss for the period		(149)	(477)	(328)
Loss per share (basic and diluted)	6	(4.3)p	(8.4)p	(9.0)p
Earnings/(loss) per share (total Group before exceptional items, goodwill amortisation and goodwill impairment)	6	0.8p	(0.2)p	1.2p
Average exchange rates for the period				
US$ to £1		1.62	1.81	1.69
Euro to £1		1.43	1.49	1.44
Yen to £1		190.10	197.97	190.81

The results for the period have been translated into sterling at the appropriate average exchange rates.

CONSOLIDATED BALANCE SHEET (unaudited)

	Notes	30 September 2003 £m	30 September 2004 £m	31 March 2004 £m
Fixed assets				
Intangible assets – goodwill		578	309	478
Tangible assets		816	459	660
Investments in associated undertakings		4	1	1
Other investments		20	16	16
		1,418	785	1,155
Current assets				
Stocks		475	309	376
Debtors: amounts falling due within one year		945	945	1,043
Debtors: amounts falling due after more than one year		99	39	38
Investments		23	18	20
Cash and short-term deposits	7	396	794	566
		1,938	2,105	2,043
Creditors: amounts falling due within one year				
Short-term borrowings		(572)	(34)	(58)
Other creditors		(1,174)	(957)	(1,065)
		(1,746)	(991)	(1,123)
Net current assets		192	1,114	920
Total assets less current liabilities		1,610	1,899	2,075
Creditors: amounts falling due after more than one year				
Long-term borrowings		(1,433)	(1,536)	(1,494)
Other creditors		(26)	(39)	(23)
		(1,459)	(1,575)	(1,517)
Provisions for liabilities and charges		(320)	(251)	(256)
Net (liabilities)/assets excluding pension liability		(169)	73	302
Pension liability		(770)	(600)	(606)
	1	(939)	(527)	(304)
Capital and reserves				
Called up share capital		875	897	897
Share premium account		15	440	440
Capital redemption reserve		83	83	83
Capital reserve		2,126	2,826	2,509
Profit and loss account		(4,225)	(4,921)	(4,398)
Shareholders' deficit – equity		(1,126)	(675)	(469)
Minority interests – including non-equity		187	148	165
		(939)	(527)	(304)
Period end exchange rates				
US$ to £1		1.66	1.81	1.84
Euro to £1		1.43	1.46	1.50
Yen to £1		185.60	199.44	191.20

The balance sheet has been translated into sterling at appropriate period end exchange rates.

CONSOLIDATED CASH FLOW STATEMENT (unaudited)

	Notes	Six months ended 30 September 2003 £m	Six months ended 30 September 2004 £m	Year ended 31 March 2004 £m
Net cash outflow from operating activities	7	(8)	(36)	(207)
Returns on investments and servicing of finance	7	(47)	(56)	(121)
Taxation	7	(50)	(19)	(73)
Capital expenditure and financial investment	7	(59)	(28)	(115)
Acquisitions and disposals	7	74	371	486
Cash (outflow)/inflow before use of liquid resources and financing		(90)	232	(30)
Management of liquid resources	7	(48)	31	(43)
Financing				
Issue of ordinary shares	7	–	–	448
Increase/(decrease) in debt	7	136	(5)	(165)
(Decrease)/increase in cash in period		(2)	258	210

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT (unaudited)

	Notes	Six months ended 30 September 2003 £m	Six months ended 30 September 2004 £m	Year ended 31 March 2004 £m
(Decrease)/increase in cash in period		(2)	258	210
Cash (inflow)/outflow from (increase)/decrease in debt		(136)	5	165
Cash outflow/(inflow) from increase/(decrease) in liquid resources		48	(31)	43
Change in net debt resulting from cash flows	7	(90)	232	418
Transfer of facility costs from prepayments		–	2	(25)
Amortisation of facility fees within debt	7	–	(3)	–
Exchange movements	7	37	(21)	177
Movement in net debt in period		(53)	210	570
Net debt at beginning of period	7	(1,556)	(986)	(1,556)
Net debt at end of period	7	(1,609)	(776)	(986)

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (unaudited)

	Six months ended 30 September 2003	Six months ended 30 September 2004	Year ended 31 March 2004
	£m	£m	£m
Loss for the period	(149)	(477)	(328)
Currency translation differences on foreign currency net investments, net of tax	14	(17)	79
Actuarial gain/(loss) recognised on pension schemes	89	(47)	169
Total recognised losses in the period	(46)	(541)	(80)
Prior year adjustment – FRS 17	(984)		(984)
Prior year adjustment – FRS 5	(23)		(23)
Total recognised losses relating to the period	(1,053)		(1,087)

RECONCILIATION OF MOVEMENTS IN CONSOLIDATED SHAREHOLDERS' DEFICIT (unaudited)

	Six months ended 30 September 2003	Six months ended 30 September 2004	Year ended 31 March 2004
	£m	£m	£m
Loss for the period	(149)	(477)	(328)
Currency translation differences on foreign currency net investments, net of tax	14	(17)	79
Share capital issued, including options	–	–	447
Unvested, restricted shares (UITF 17)	–	2	3
Actuarial gain/(loss) recognised on pension schemes	89	(47)	169
Goodwill written back on disposals and closures	30	333	271
Net (increase)/decrease in shareholders' deficit for the period	(16)	(206)	641
Opening shareholders' deficit (previously reported)	(103)	(469)	(103)
Prior year adjustment – FRS 17	(984)	–	(984)
Prior year adjustment – FRS 5	(23)	–	(23)
Opening shareholders' deficit (restated)	(1,110)	(469)	(1,110)
Closing shareholders' deficit	(1,126)	(675)	(469)

NOTES (unaudited)

1. SEGMENTAL ANALYSIS

	Turnover			Operating profit*			(Loss)/profit**		
	2003	2004	Yr 2003/2004	2003	2004	Yr 2003/2004	2003	2004	Yr 2003/2004
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Business									
Process Systems	375	349	754	14	17	35	(1)	(18)	5
Eurotherm	60	60	122	8	7	17	3	3	8
APV	193	174	387	17	(6)	18	14	(11)	14
Rail Systems	232	207	442	32	26	62	32	26	60
Climate Controls	338	286	647	33	21	73	25	(85)	44
Appliance Controls	188	178	376	24	24	54	21	24	46
Businesses for sale	130	142	280	(10)	3	(11)	(24)	(6)	(32)
Corporate costs	–	–	–	(37)	(26)	(66)	(128)	(42)	(221)
Continuing operations	1,516	1,396	3,008	81	66	182	(58)	(109)	(76)
Discontinued operations	528	111	883	22	(3)	35	(89)	(291)	(157)
	2,044	1,507	3,891	103	63	217	(147)	(400)	(233)
Net interest payable and similar charges							(39)	(69)	(112)
Other finance charges – FRS 17							(12)	(8)	(23)
Loss on ordinary activities before taxation							(198)	(477)	(368)
Geographical analysis by origin									
United Kingdom	213	215	442	23	12	40	15	(25)	26
Rest of Europe	374	366	787	29	21	75	19	17	56
North America	650	522	1,202	56	40	107	33	(23)	56
South America	28	34	62	2	5	7	2	5	7
Asia Pacific	225	224	462	7	13	16	–	(42)	(3)
Africa and Middle East	26	35	53	1	1	3	1	1	3
Corporate costs	–	–	–	(37)	(26)	(66)	(128)	(42)	(221)
Continuing operations	1,516	1,396	3,008	81	66	182	(58)	(109)	(76)
Discontinued operations	528	111	883	22	(3)	35	(89)	(291)	(157)
	2,044	1,507	3,891	103	63	217	(147)	(400)	(233)
Net interest payable and similar charges							(39)	(69)	(112)
Other finance charges – FRS 17							(12)	(8)	(23)
Loss on ordinary activities before taxation							(198)	(477)	(368)

1. SEGMENTAL ANALYSIS (continued)

Business	Net operating assets 2003 £m	Net operating assets 2004 £m	Net operating assets Yr 2003/2004 £m	Geographical analysis by origin	Net operating assets 2003*** £m	Net operating assets 2004*** £m	Net operating assets Yr 2003/2004*** £m
Process Systems	372	346	354				
Eurotherm	150	133	134	United Kingdom	247	221	247
APV	88	99	87	Rest of Europe	230	300	273
Rail Systems	56	41	46	North America	520	377	419
Climate Controls	342	193	296	South America	26	26	20
Appliance Controls	198	188	173	Asia Pacific	372	266	336
Businesses for sale	204	205	219	Africa & Middle East	15	15	14
Corporate costs	(192)	(189)	(158)	Corporate Costs	(192)	(189)	(158)
Continuing operations	1,218	1,016	1,151	Continuing operations	1,218	1,016	1,151
Discontinued operations	469	–	324	Discontinued operations	469	–	324
	1,687	1,016	1,475		1,687	1,016	1,475
Borrowings					(2,005)	(1,570)	(1,552)
Cash and short-term deposits					396	794	566
Deferred tax					(56)	5	(6)
Taxation					(191)	(172)	(181)
Pension liability					(770)	(600)	(606)
Net liabilities per consolidated balance sheet					(939)	(527)	(304)

* Before exceptional items, goodwill amortisation and goodwill impairment.

** (Loss)/profit on ordinary activities before taxation

*** Goodwill has been incorporated within the segments

	Turnover		
	2003 £m	2004 £m	Yr 2003/04 £m
Geographical analysis of turnover by destination			
United Kingdom	198	196	396
Rest of Europe	374	366	797
North America	627	504	1,152
South America	32	40	78
Asia Pacific	243	231	501
Africa and Middle East	42	59	84
Continuing operations	1,516	1,396	3,008
Discontinued operations	528	111	883
	2,044	1,507	3,891

1. SEGMENTAL ANALYSIS (continued)

	Turnover			Net operating assets***			(Loss)/profit**		
	2003	2004	Yr 2003/04	2003	2004	Yr 2003/04	2003	2004	Yr 2003/04
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Geographical analysis by origin for discontinued operations									
United Kingdom	25	9	48	(2)	–	2	(20)	(15)	(21)
Rest of Europe	129	38	223	93	–	120	(31)	(103)	(46)
North America	296	47	471	286	–	142	(21)	(113)	(65)
South America	14	4	24	26	–	14	(4)	(16)	(10)
Asia Pacific	57	12	106	61	–	44	(13)	(36)	(15)
Africa and Middle East	7	1	11	5	–	2	–	(8)	–
	528	111	883	469	–	324	(89)	(291)	(157)

** (Loss)/profit on ordinary activities before taxation
*** Goodwill has been incorporated within the segments

The analysis of turnover by destination for discontinued operations is not materially different from the analysis of turnover by origin shown above.

2. LOSS ON ORDINARY ACTIVITIES BEFORE INTEREST AND TAXATION

	Continuing operations 2003	Continuing operations 2004	Continuing operations Yr 2003/04	Discontinued operations 2003	Discontinued operations 2004	Discontinued operations Yr 2003/04	Total 2003	Total 2004	Total Yr 2003/04
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Turnover	1,516	1,396	3,008	528	111	883	2,044	1,507	3,891
Cost of sales	(1,115)	(1,036)	(2,219)	(394)	(91)	(670)	(1,509)	(1,127)	(2,889)
Gross profit	401	360	789	134	20	213	535	380	1,002
Distribution costs	(11)	(9)	(23)	(3)	(1)	(6)	(14)	(10)	(29)
Administrative costs	(309)	(285)	(584)	(109)	(22)	(172)	(418)	(307)	(756)
Operating profit/ (loss)*	81	66	182	22	(3)	35	103	63	217
Operating exceptional items	(122)	(133)	(221)	(10)	–	(15)	(132)	(133)	(236)
Goodwill amortisation	(15)	(14)	(30)	(16)	(2)	(23)	(31)	(16)	(53)
Goodwill impairment	–	(27)	(2)	–	–	(23)	–	(27)	(25)
Total operating loss	(56)	(108)	(71)	(4)	(5)	(26)	(60)	(113)	(97)
Corporate exceptional items	(2)	(1)	(5)	(85)	(286)	(131)	(87)	(287)	(136)
Loss on ordinary activities before interest and taxation	(58)	(109)	(76)	(89)	(291)	(157)	(147)	(400)	(233)

* Before exceptional items, goodwill amortisation and goodwill impairment.

The total restructuring costs of £28 million (H1 2003/04: £46 million; Yr 2003/2004: £76 million) together with transition costs of £12 million (H1 2003/04: £68 million; Yr 2003/04: £98 million), refinancing costs of £nil (H1 2003/04: £nil; Yr 2003/04: £14 million), product recall costs of £30 million (H1 2003/04: £nil; Yr 2003/04: £nil), goodwill amortisation of £16 million (H1 2003/04: £31 million; Yr 2003/04: £53 million) plus goodwill impairment of £27 million (H1 2003/04: £nil; Yr 2003/04: £25 million) and fixed asset impairment of £63 million (H1 2003/04: £18 million; Yr 2003/04: £48 million) are classified as administrative costs, which therefore total £483 million (H1 2003/04: £581 million; Yr 2003/04: £1,070 million).

3. Operating exceptional items

	Operating exceptional items		
	2003	2004	Yr 2003/04
	£m	£m	£m
Restructuring costs	(46)	(28)	(76)
Transition costs	(68)	(12)	(98)
Refinancing costs	–	–	(14)
Fixed asset impairment	(18)	(63)	(48)
Product recall costs	–	(30)	–
	(132)	(133)	(236)

Transition costs and refinancing costs relate wholly to the corporate sector. Product recall costs are attributable wholly to the Climate Controls business.

	Restructuring costs			Fixed asset impairment		
	2003	2004	Yr 2003/04	2003	2004	Yr 2003/04
	£m	£m	£m	£m	£m	£m
Business						
Process Systems	(7)	(2)	(12)	–	–	(2)
Eurotherm	(1)	–	(1)	–	–	–
APV	(3)	(5)	(3)	–	–	(1)
Rail Systems	–	–	(1)	–	–	–
Climate Controls	(6)	(14)	(14)	–	(60)	(11)
Appliance Controls	(3)	–	(5)	–	–	(2)
Businesses for sale	(11)	(5)	(13)	–	(1)	(1)
Corporate costs	(5)	(2)	(13)	(18)	(2)	(30)
Continuing operations	(36)	(28)	(62)	(18)	(63)	(47)
Discontinued operations	(10)	–	(14)	–	–	(1)
	(46)	(28)	(76)	(18)	(63)	(48)

4. Loss on disposal of operations

	Six months ended 30 September 2003	Six months ended 30 September 2004	Year ended 31 March 2004
	£m	£m	£m
Profit on assets divested	77	168	286
Charge of associated goodwill	(131)	(462)	(391)
Settlements and curtailments credit	–	8	9
	(54)	(286)	(96)

5. Taxation on loss on ordinary activities

	Six months ended 30 September 2003	Six months ended 30 September 2004	Year ended 31 March 2004
	£m	£m	£m
Taxation on ordinary activities	(20)	(13)	(41)
Adjustments in respect of prior years	64	–	65
Deferred tax	5	–	12
Tax on corporate exceptionals	–	–	(1)
	49	(13)	35

6. (LOSS)/EARNINGS PER SHARE

	Six months ended 30 September 2003	Six months ended 30 September 2004	Year ended 31 March 2004
(Loss)/earnings per share (pence)			
Basic	(4.3)p	(8.4)p	(9.0)p
Total Group*	0.8p	(0.2)p	1.2p
Diluted	(4.3)p	(8.4)p	(9.0)p
Average number of shares (million)			
Basic	3,500	5,687	3,661
(Loss)/earnings (£ million)			
Basic	(149)	(477)	(328)
Total Group			
Operating profit*	103	63	217
Net interest payable	(39)	(69)	(112)
Other finance charges – FRS 17	(12)	(8)	(23)
Operating profit less finance costs	52	(14)	82
Tax on operating profit less finance costs	(25)	(13)	(44)
Minority interests	–	13	5
	27	(14)	43

* Before exceptional items, goodwill amortisation and goodwill impairment.

The basic loss per share has been calculated using 5,687 million shares (H1 2003/04: 3,500 million; Yr 2003/04: 3,661 million), being the weighted average number of shares in issue during the year and the loss after taxation and minority interests of £477 million (H1 2003/04: £149 million; Yr 2003/04: £328 million).

(Loss)/earnings per share is also calculated by reference to earnings for the total Group, before exceptional items, goodwill amortisation and goodwill impairment with an underlying tax charge of £13 million (H1 2003/04: £25 million; Yr 2003/04: £44 million), since the directors consider that this gives a useful additional indication of underlying performance.

The diluted loss per share has been calculated in accordance with Financial Reporting Standard No. 14: Earnings per share (FRS 14) without reference to adjustments in respect of certain share options which are considered to be anti-dilutive.

7. CASH FLOW STATEMENT

	Six months ended 30 September 2003	Six months ended 30 September 2004	Year ended 31 March 2004
	£m	£m	£m
Reconciliation of operating loss before interest and tax to net cash outflow from operating activities			
Total operating loss	(60)	(113)	(97)
Depreciation charge	61	39	110
Provision for impairment charged to operating profit	–	90	73
Amortisation of goodwill	31	16	53
Cash costs of closures	(2)	–	(3)
(Increase)/decrease in stocks	(13)	(18)	10
Decrease/(increase) in debtors	53	(12)	(179)
(Decrease)/increase in creditors and provisions	(58)	15	(43)
Movement in pensions	(20)	(53)	(131)
Net cash outflow from operating activities	(8)	(36)	(207)
Analysis of cash flows for headings netted in the cash flow statements			
Returns on investments and servicing of finance			
Interest received	10	8	13
Interest paid	(56)	(63)	(132)
Dividends paid to minority interests	(1)	(1)	(2)
Net cash outflow for returns on investments and servicing of finance	(47)	(56)	(121)
Taxation			
UK corporation tax paid	–	(1)	(9)
Overseas tax paid	(50)	(18)	(64)
Net cash outflow for tax paid	(50)	(19)	(73)
Capital expenditure and financial investment			
Purchase of tangible fixed assets	(65)	(28)	(126)
Sale of tangible fixed assets	2	–	4
Sale of trade investments	4	–	7
Net cash outflow for capital expenditure and financial investment	(59)	(28)	(115)
Acquisitions and disposals			
Purchase of subsidiary undertakings	(1)	(1)	(2)
Sale of subsidiary undertakings*	80	390	497
Net cash disposed of on sale of subsidiary undertakings	(4)	(18)	(10)
Sale of associated undertakings	–	–	2
Purchase of minority interests	(1)	–	(1)
Net cash inflow for acquisitions and disposals	74	371	486
Management of liquid resources			
Short-term deposits (made)/withdrawn	(48)	31	(43)
Net cash (outflow)/inflow from management of liquid resources	(48)	31	(43)
Financing			
Issue of ordinary share capital	–	–	470
Share issue expenses	–	–	(22)
Cash inflow from issue of ordinary shares	–	–	448
Debt due within one year			
Increase in short-term borrowings	128	–	231
Repayment of short-term borrowings	(189)	(21)	(322)
Debt due beyond one year			
Increase in long-term borrowings	242	107	1,215
Repayment of long-term borrowings	(44)	(90)	(1,288)
Capital element of finance lease repayments	(1)	(1)	(1)
	136	(5)	(165)
Net cash inflow/(outflow) from financing	136	(5)	283

* In the six months ended 30 September 2004, the net disposal proceeds received comprised cash of £413 million less £23 million of other directly related cash costs, including adviser and professional fees.

7. CASH FLOW STATEMENT (continued)

	At 1 April 2004	Cash flow	Other movements*	Exchange movement	At 30 September 2004
	£m	£m	£m	£m	£m
Analysis of changes to net debt					
Cash at bank and in hand	409	255	–	5	669
Overdrafts	(4)	3	–	–	(1)
		258			
Debt due within one year	(53)	21	–	(1)	(33)
Debt due after one year	(1,492)	(17)	(1)	(24)	(1,534)
Finance leases	(3)	1	–	–	(2)
		5			
Short-term deposits	157	(31)	–	(1)	125
Total	(986)	232	(1)	(21)	(776)
Cash at bank and in hand	409				669
Short-term deposits	157				125
Cash and short-term deposits	566				794

* Other movements comprise a £2 million transfer of facility fees from prepayments in respect of the Group's refinancing, less £3 million amortisation of facility fees within debt.

8. FINANCIAL STATEMENTS

This interim report was approved by a duly appointed and authorised committee of the Board of Directors on 10 November 2004. This statement does not comprise the statutory accounts of the Group, as defined in section 240 of the Companies Act 1985.

The financial information for the six months ended 30 September 2004 has been prepared on the same basis of accounting as for the year ended 31 March 2004. The financial information is unaudited. The comparative information for the year ended 31 March 2004 does not constitute the Group's statutory accounts for that year but is derived from those accounts. The statutory accounts of Invensys plc for the year ended 31 March 2004 have been delivered to the Registrar of Companies. The auditors, Ernst & Young LLP, reported on those accounts and their report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 September 2004 which comprises the consolidated profit and loss account, consolidated balance sheet, consolidated cash flow statement, consolidated statement of recognised gains and losses, reconciliation of movements in consolidated shareholders' deficit and the related notes 1 to 8. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modification that should be made to the financial information as presented for the six months ended 30 September 2004.

Ernst & Young LLP
London
10 November 2004"

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Registered Office of the Company

Invensys House
Carlisle Place
London SW1P 1BX
United Kingdom

Initial Purchaser

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

Legal Adviser to the Company

as to English, United States and New York law:

Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS
United Kingdom

Legal Adviser to the Initial Purchaser

as to United States and New York law:

Simpson Thacher & Bartlett LLP
CityPoint
One Ropemaker Street
London EC2Y 9HU
United Kingdom

Independent Auditors

Ernst & Young LLP
1 More London Place
London SE1 2AF
United Kingdom

Trustee

Deutsche Trustee Company Limited
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

Registrar, Paying Agent and Transfer Agent

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

Paying Agent and Transfer Agent

Deutsche Bank Trust Company Americas
60 Wall Street
27th Floor
New York, NY 10005
USA

We have not authorised any dealer, salesperson or other person to give any information or represent anything to you other than the information contained in this offering memorandum. You must not rely on unauthorised information or representations.

This offering memorandum does not offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities.

The information in this offering memorandum is current only as of the date on the cover page, and may change after that date. For any time after the cover date of this offering memorandum, we do not represent that our affairs are the same as described or that the information in this offering memorandum is correct—nor do we imply those things by delivering this offering memorandum or selling securities to you.

OFFERING MEMORANDUM

invensys®

Invensys plc

€65,000,000
9.875% Senior Notes due 2011

Deutsche Bank

25 January 2005